                   ------------------------------------------
                   [GRAPHIC OMITTED] AMERICAN BUSINESS
                                     FINANCIAL SERVICES, INC.
                   ------------------------------------------


                               OFFER TO EXCHANGE
              UP TO $100,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                    SENIOR COLLATERALIZED SUBORDINATED NOTES
                                     AND/OR
                          UP TO 200,000,000 SHARES OF
                   10.0% SERIES A CONVERTIBLE PREFERRED STOCK
            FOR UP TO $200,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                 INVESTMENT NOTES ISSUED PRIOR TO APRIL 1, 2003



--------------------------------------------------------------------------------
           Exchange Offer Expiration: December 31, 2003 at 5:00 p.m.,
               Philadelphia, Pennsylvania time, unless extended.
--------------------------------------------------------------------------------

Material Terms of the Exchange Offer

   o We are offering to exchange each $1,000 of your principal amount of investment notes issued prior to April 1, 2003, referred to as investment notes in this document, that you elect to tender for the following:

        Option 1:

        o $500 in principal amount of senior collateralized subordinated notes, referred to as senior collateralized notes in this document, having interest rates equal to 10 basis points above the current interest rates on the investment notes tendered; and

        o 500 shares of 10.0% Series A convertible preferred stock, referred to as Series A preferred stock in this document (senior collateralized notes and Series A preferred stock are collectively referred to as new securities in this document).

                                       OR

        Option 2:

        o  1,000 shares of the Series A preferred stock.

   o You do not have to tender all of your investment notes to participate in this exchange offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized notes. If Option 2 is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00.

   o We will exchange up to $200,000,000 of investment notes that are validly tendered, not withdrawn and accepted by us, prior to the expiration of the exchange offer, on a first come first serve basis.

   o We are permitted to issue a maximum of $100,000,000 principal amount of senior collateralized notes and up to 200,000,000 shares of the Series A preferred stock in connection with the exchange offer.

   o The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered. We intend to close the exchange offer on the expiration date, unless extended, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing on December 31, 2003.

   o The consummation of the exchange offer is subject to certain conditions, including, without limitation, the approval by our stockholders of a proposal to amend and restate our Amended and Restated Certificate of Incorporation, which we refer to as the certificate of incorporation in this document, to increase the number of authorized shares of common and preferred stock and to authorize the issuance of the Series A preferred stock and the common stock issuable upon the conversion of the Series A preferred stock as required under the applicable provisions of the NASDAQ rules.

                            ________________________

             The date of this Offer to Exchange is December 1, 2003

   o You may withdraw your tender of investment notes or change your choice of new securities at any time before the expiration of the exchange offer. If the exchange offer is extended beyond December 31, 2003 and you tender your investment notes after the initial closing, you may withdraw your tender of investment notes or change your choice of new securities at any time before the expiration of the extended tender offer.

   o We may cancel this exchange offer or change the terms of this exchange offer at any time prior to expiration. See "This Exchange Offer -- Amendment of This Exchange Offer."

   o If holders of the investment notes validly tender, in the aggregate, more than $200,000,000 in principal amount of investment notes for new securities, only the first $200,000,000 of investment notes tendered will be exchanged. Investment notes tendered for new securities that are not accepted because the aggregate amount tendered exceeds $200,000,000 will be returned to the holder if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted. See "This Exchange Offer -- No Proration of Investment Notes."

   o See "Federal Income Tax Consequences of This Exchange Offer" for more information regarding the tax consequences of this exchange offer.

   o We do not intend to apply to list the senior collateralized notes or the Series A preferred stock on any stock exchange or the NASDAQ Stock Market. We intend to apply to have the common stock issuable upon the conversion of the Series A preferred stock listed on the NASDAQ Stock Market.

   o We will not receive any cash proceeds from the exchange offer. See "Use of Proceeds."

   o If the conditions to this exchange offer are satisfied, or waived by us (other than legal requirements that cannot be waived by us), we will accept for exchange the first $200,000,000 in aggregate principal amount of investment notes that are validly tendered and not withdrawn before 5:00 p.m., Philadelphia, Pennsylvania time, on the expiration date of this exchange offer. To validly tender your investment notes please follow the instructions described in this document and in the letter of transmittal. See "This Exchange Offer -- Procedures for Exchanging Investment Notes." If the conditions are not satisfied or waived or if we otherwise terminate this exchange offer, tendered investment notes will be returned, without expense to you.

   Both the acceptance and rejection of this exchange offer involve a high degree of risk. You should consider carefully the numerous risk factors and the other information set forth in this offer to exchange before you decide to invest in the new securities. See "Risk Factors" on page 20 for a discussion of material risks that you should consider in connection with this exchange offer, an investment in the senior collateralized notes and shares of the Series A preferred stock and the retention of the investment notes.

   THE OFFER OF THE NEW SECURITIES CONTEMPLATED IN THE EXCHANGE OFFER IS MADE PURSUANT TO THE EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), PROVIDED BY SECTION 3(a) (9) THEREOF AND, ACCORDINGLY, THE OFFER OF SUCH SECURITIES HAS NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION.

   THE NEW SECURITIES OFFERED HEREBY HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS OFFER TO EXCHANGE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

   We have not entered into any arrangement or understanding with any person to distribute the senior collateralized notes or the Series A preferred stock to be received in the exchange offer and, to the best of our information and belief, each person participating in the exchange offer is acquiring the senior collateralized notes or the Series A preferred stock in the ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the senior collateralized notes or the Series A preferred stock.

   We made no arrangements for and have no understanding with any dealer, salesman or other person regarding the solicitation of tenders hereunder, and no person has been authorized by us to give any information or to make any representations in connection with the exchange offer other than those contained or incorporated by reference in this offer to exchange and, if given or made, such other information or representation must not be relied upon as having been authorized. Neither the delivery of this offer to exchange nor the exchange of senior collateralized notes and the Series A preferred stock for investment notes shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof.

   NEITHER WE, NOR OUR BOARD OF DIRECTORS OR OUR EXECUTIVE OFFICERS MAKE ANY RECOMMENDATION TO HOLDERS OF THE INVESTMENT NOTES AS TO WHETHER TO EXCHANGE OR REFRAIN FROM EXCHANGING THEIR INVESTMENT NOTES. IN ADDITION, NO ONE HAS BEEN AUTHORIZED TO MAKE ANY SUCH RECOMMENDATION. HOLDERS OF INVESTMENT NOTES MUST MAKE THEIR OWN DECISION WHETHER TO EXCHANGE INVESTMENT NOTES PURSUANT TO THE EXCHANGE OFFER AND, IF SO, THE AGGREGATE PRINCIPAL AMOUNT OF INVESTMENT NOTES TO EXCHANGE.

   THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL WE ACCEPT TENDERS FOR EXCHANGE FROM, HOLDERS OF INVESTMENT NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

                                TABLE OF CONTENTS


                                                                            Page
                                                                            ----

About This Offer to Exchange ............................................      1

Where You Can Find More Information .....................................      1

Summary .................................................................      2

Risk Factors ............................................................     20

Forward-Looking Statements ..............................................     43

Use of Proceeds .........................................................     43

Capitalization ..........................................................     44

This Exchange Offer .....................................................     45

Selected Financial Data .................................................     54

Comparison of the Investment Notes, Senior Collateralized Notes and the
Series A Preferred Stock ................................................     57

Terms of the Debentures .................................................     66

Terms of the Series A Preferred Stock ...................................     79

Beneficial Ownership of Investment Notes by Directors and Executive
Officers ................................................................     83

Recent Transactions in the Investment Notes .............................     84

Description of Capital Stock ............................................     84

Certain Provisions of Delaware Law and Our Certificate of Incorporation
and Bylaws ..............................................................     86

Federal Income Tax Consequences of This Exchange Offer ..................     88

Management's Discussion and Analysis of Financial Condition and Results
of Operations ...........................................................     93

Business ................................................................    168

Management ..............................................................    190

Principal Stockholders ..................................................    193

Market for Common Stock and Related Stockholder Matters .................    195

Plan of Distribution ....................................................    196

Experts .................................................................    196

Change in Accountants ...................................................    196

Index to Financial Statements ...........................................    F-1

Exhibit A - Form of Indenture related to the Senior Collateralized Notes     A-1

Exhibit B - Certificate of Designation Related to the Series A Preferred
Stock ...................................................................    B-1

                          ABOUT THIS OFFER TO EXCHANGE


   You should read this offer to exchange carefully. This offer to exchange contains information you should consider when making a decision about the exchange offer. You should rely only on the information provided or incorporated by reference in this offer to exchange. We have not authorized anyone else to provide you with different or additional information. This offer to exchange is not an offer to sell new securities to, and it is not soliciting an offer to buy any securities from, any person in any jurisdiction where the offer or sale is not permitted. You should not assume that the information in this offer to exchange is accurate as of any date other than the date on the front page of this offer to exchange.

                       WHERE YOU CAN FIND MORE INFORMATION

   We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC in this document. So long as we are subject to the SEC's reporting requirements, we will continue to furnish the reports and other required information to the SEC. We will furnish all holders of new securities with copies of our annual reports containing audited financial statements and an opinion thereon expressed by our independent auditors and will make available copies of quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

   The following documents that we filed with the SEC, as well as all other reports filed with the SEC (File No. 0-22474) since June 30, 2003, are incorporated by reference in this offer to exchange:

                 SEC Filing                                   Period or Date
         -------------------------                         --------------------
         Annual Report on Form 10-K                            June 30, 2003
         Annual Report on Form 10-K/A (No.1)                   June 30, 2003
         Quarterly Report on Form 10-Q                      September 30, 2003
         Current Report on Form 8-K                            July 26, 2003
         Current Report on Form 8-K                         September 24, 2003
         Current Report on Form 8-K                         September 30, 2003
         Current Report on Form 8-K                          October 16, 2003


   You may read and copy any reports, statements and other information we file at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operations of the Public Reference Room. Our SEC filings are also available on the SEC's Internet website, www.sec.gov. We also make this information available free of charge on our web site, www.abfsonline.com, as soon as reasonably practicable after filing with the SEC. Except as indicated above, the information on these web sites is not and should not be considered part of this document and is not incorporated into this offer to exchange by reference. These web sites are, and are only intended to be, inactive textual references.

   Our common stock is traded on the NASDAQ National Market System under the symbol "ABFI." You may also read reports, proxy statements and other information we file at the offices of the National Association of Securities Dealers, Inc., 1735 K Street, N.W., Washington, DC 20006.

   We will provide, at no cost, to each person to whom this offer to exchange is delivered, upon written or oral request, copies of any of the indentures related to the investment notes or any information incorporated by reference. Requests should be directed to: Stephen M. Giroux, Esquire, Executive Vice President, General Counsel and Secretary, American Business Financial Services, Inc., The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107; (215) 940-4000.

   We will act as the exchange agent for this exchange offer. We will answer any questions from holders of the investment notes with respect to the mechanics of the exchange offer solely by reference to the terms of this offer to exchange, and holders may contact us at the addresses and telephone number listed below:

   American Business Financial Services, Inc., Attn: Exchange Agent, P.O. Box 11716, Philadelphia, PA 19101-9928; telephone: 1-800-597-7004.

   Hand Deliveries, registered mail and overnight courier deliveries should be made to:

        American Business Financial Services, Inc.
        Attn: Exchange Agent
        The Wanamaker Building
        100 Penn Square East
        Philadelphia, PA 19107

                                     SUMMARY


   The following summary highlights some information from this offer to exchange. It may not contain all of the information that may be important to you. To understand this exchange offer fully and for a more complete description of the legal terms of this exchange offer, you should read carefully this entire offer to exchange and the other documents to which we have referred you, including the letter of transmittal accompanying this offer to exchange. See "Where You Can Find More Information."

American Business Financial Services, Inc.

   American Business Financial Services, Inc. is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. Through our principal direct and indirect subsidiaries, we originate, sell and service fixed interest rate:

   o mortgage loans, secured by first and second mortgages on one-to-four family residences, which may not satisfy the eligibility requirements of Fannie Mae, Freddie Mac or similar buyers and which we refer to in this document as home equity loans; and

   o loans to businesses, subject to market conditions in the secondary loan market, secured by real estate and other business assets, which we refer to in this document as business purpose loans.

   We also process and purchase home equity loans through our Bank Alliance Services program. Through this program, we purchase home equity loans from other financial institutions and hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale. See "Business -- Lending Activities -- Home Equity Loans."

   Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania and a small processing center in Roseland, New Jersey. Our loan servicing and collection activities are performed at our Bala Cynwyd, Pennsylvania office, but are expected to relocate to our Philadelphia, Pennsylvania office. See "Business -- Lending Activities."

   We were incorporated in Delaware in 1985 and began operations as a finance company in 1988, initially offering business purpose loans to customers whose borrowing needs we believed were not being adequately serviced by commercial banks. Since our inception, we have significantly expanded our product line and geographic scope and currently have licenses to offer our home equity loan products in 44 states.

   Our business strategy involves the sale of substantially all of the loans we originate on a quarterly basis through a combination of loan sales with servicing released, which we refer to as whole loan sales, and securitizations. Our determination as to whether to dispose of loans through securitizations or whole loan sales depends on a variety of factors including market conditions, profitability and cash flow considerations. From 1995 through the fourth quarter of fiscal 2003, we have elected to utilize securitization transactions extensively due to the favorable conditions we experienced in the securitization markets. We generally realized higher gain on sale in our securitization transactions than on whole loan sales for cash. In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. After we recognized our inability to securitize our loans in the fourth quarter of fiscal 2003, we adjusted our business strategy to emphasize more whole loan sales. The use of whole loan sales enables us to immediately generate cash flow, protect against volatility in the securitization markets and reduce risks inherent in retaining an interest in the securitized loans, which we refer to as our securitization assets. However, unlike securitizations, where we may retain the right to service the loans we sell for a fee, which we refer to as servicing rights, whole loan sales are typically structured as a sale with servicing rights released and do not result in our receipt of interest-only strips. As a result, using whole loan sales more extensively in the future will reduce our income from servicing activities and limit the amount of securitization assets created. See "--
Recent Developments," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Whole Loan Sales" and "Business --
Whole Loan Sales."

   When we securitize business purpose and home equity loans originated by our subsidiaries, we may retain interests in the securitized loans in the form of interest-only strips and servicing rights, which we refer to as our securitization assets. A securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the transfer of a pool of financial assets, in our case, loans, to a trust in exchange for certificates, notes or other securities issued by the trust and representing an undivided interest in the trust assets. The transfer to the trust involves a sale and pledge of the financial assets, as well as providing representations and warranties regarding these transferred assets, depending on the particular transaction. Next, the trust sells a portion of the certificates, notes or other securities to investors for cash. Often the originator of the loans retains the servicing rights and may also retain an interest in the cash flows generated by the securitized loans which is subordinate to the interest represented by the notes or certificates sold to investors in the securitizations. This interest in the cash flows generated by the securitized loans is called an interest-only strip. See "Business -- Securitizations" and "Business -- Loan Servicing and Administrative Procedures" for further detail.

   Loans and leases we hold as available for sale on our balance sheet and securitized loans and leases we service for others are referred to as our managed portfolio.

   In addition to other sources, we fund our operations with subordinated debt that we offer from our principal operating office located in Philadelphia, Pennsylvania. We offer this debt without the assistance of an underwriter or dealer. At September 30, 2003, we had $687.6 million in subordinated debt outstanding which was comprised of investment notes and uninsured money market notes. This debt had a weighted-average interest rate of 8.78% and a weighted-average remaining maturity of 19.9 months. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   Our principal corporate office is located at 103 Springer Building, 3411 Silverside Road, Wilmington, Delaware 19810. The telephone number at that address is (302) 478-6160. Our principal operating office is located at The Wanamaker Building, 100 Penn Square East, Philadelphia, Pennsylvania 19107. The telephone number at the Philadelphia office is (215) 940-4000.

Recent Developments

   Current Financial Position and Future Liquidity Issues. On November 20, 2003, we had cash of approximately $25.0 million and up to $408.8 million available under our new credit facilities described below. We can only use advances under these new credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash over the second and third quarters of fiscal 2004 may not be sufficient to cover our operating cash requirements.

   For the next three to six months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debt in an on-going public offering. In addition to repaying maturing subordinated debt, proceeds from the issuance of subordinated debt will be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash.

   Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our continuing operations. Several recent events negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003 and the first quarter of fiscal 2004, including our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004 and our inability to draw down upon and the expiration of several credit facilities. In addition, our temporary discontinuation of sales of new subordinated debt for approximately a six week period during the first quarter of fiscal 2004 further impaired our liquidity.

   We incurred operating losses of $29.9 million and $26.3 million for the year ended June 30, 2003 and the quarter ended September 30, 2003, respectively. In addition, we anticipate incurring operating losses through at least the third quarter of fiscal 2004.

   As a result of these liquidity issues, since June 30, 2003, we substantially reduced our loan origination volume. From July 1, 2003 through September 30, 2003, we originated $124.1 million of loans which represents a significant reduction as compared to originations of $370.7 million of loans for the same period in fiscal 2003. As a result of our inability to originate loans at previous levels, the relationships our subsidiaries have or were developing with their brokers were adversely impacted and we lost a significant number of our loan origination employees. We anticipate that we will need to increase our loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. Our short-term plan to achieve these levels of loan originations includes replacing the loan origination employees we recently lost and creating an expanded broker initiative described under "Business -- Business Strategy." Beyond the short-term, we expect to increase originations through the application of the business strategy adjustments discussed below. Our ability to achieve those levels of loan originations could be hampered by our failure to implement our short-term plans and funding limitations expected during the start up of our new credit facilities.

   As of September 30, 2003, we had total indebtedness of approximately $797.0 million, comprised of amounts outstanding under our credit facilities, warehouse lines, subordinated debt and capitalized lease obligations. Of this amount, $109.4 million of outstanding debt is senior in right of payment to the senior collateralized notes offered by this offer to exchange and $687.6 million constitutes unsecured debt which ranks equally in right of payment to the senior collateralized notes offered by this offer to exchange.

   The following table compares our secured senior debt obligations and unsecured subordinated debt obligations at September 30, 2003 to assets which are available to repay those obligations (in thousands):



                                                       Secured         Unsecured
                                                     Senior Debt     Subordinated
                                                   Obligations (a)       Debt        Total Debt
                                                   ---------------   ------------    ----------
    Outstanding debt obligations................      $109,410(f)      $687,585(f)    $796,995
                                                      ========         ========       ========

    Assets available to repay debt: (a)(f)
      Cash......................................      $      -         $ 17,640       $ 17,640(b)
      Loans.....................................       123,230(c)        39,458        162,688
      Interest-only strips......................             -          545,583(a)(e)  545,583(a)(d)
      Servicing rights..........................             -          106,072        106,072(d)
                                                      --------         --------       --------
      Total assets available....................      $123,230         $708,753       $831,983
                                                      ========         ========       ========

---------------
(a) Security interests under the terms of the $250.0 million credit facility entered into subsequent to September 30, 2003 are not included in this table. This $250.0 million credit facility will be secured by loans when funded under this facility. At November 20, 2003, there was $14.8 million advanced under this facility with $15.5 million of loans securing the advance. In addition, interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and fees and obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility was utilized, the maximum amount secured by the interest-only strips would be approximately $60.0 million.

(b) The amount of cash reflected in this table excludes restricted cash balances of $9.6 million at September 30, 2003.


(c) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(d) Reflects the fair value of our interest-only strips and servicing rights at September 30, 2003.

(e) The grant of a lien on the collateral to secure the senior collateralized notes is not a direct lien on any interest-only strips, but is, rather, a lien on the right to receive payments due from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us.


(f) The effects on this table of every $1,000,000 of existing subordinated debt that is exchanged for a combination of $500,000 of secured collateralized notes and 500,000 shares of Series A preferred stock would be as follows: unsecured subordinated debt would decrease by $1,000,000, senior secured debt obligations would increase by $500,000 and assets available to repay debt in the amount of $750,000 would move from the unsecured subordinated debt column to the senior secured debt obligations column to reflect a 150% security interest held by the secured collateralized notes.

   See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Short and Long-Term Capital Resources and Contractual Obligations" for information regarding our short and long-term capital resources available to repay our contractual obligations when due. In addition, see "Risk Factors -- The amount of our outstanding debt could impair our financial condition, our ability to fulfill our debt obligations and repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   For a detailed discussion of our losses, capital resources and commitments, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   Remedial Steps Taken to Address Liquidity Issues. We undertook specific remedial actions to address short-term liquidity concerns, including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through September 30, 2003, we sold approximately $493.3 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. We are continuing the process of selling our loans. We also suspended paying quarterly cash dividends on our common stock.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock will be negatively impacted."

   Although we obtained two new credit facilities totaling $450.0 million, we may only use the proceeds of these credit facilities to fund loan originations and not for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in the off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the

$200.0 million warehouse facility (which had been reduced to $50.0 million) which expired on October 17, 2003 and our $25.0 million warehouse facility, which expired on October 31, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities which previously held these loans, along with loans fully funded with our cash, resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of loans held by it.

   To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations or repay the subordinated debt. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of our subordinated debt to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock" and "-- If we are unable to obtain additional financing, we may be not able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock will be negatively impacted."

   Business Strategy Adjustments. Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. During the second and third quarters of fiscal 2004, we intend to replace the loan origination employees we recently lost and create an expanded broker initiative in order to increase loan originations. See "Business -- Business Strategy" for information regarding adjustments to our business strategy.

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debt, the maintenance of new credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could reduce our profitability or result in losses and impair our ability to repay the subordinated debt. In addition, we have historically experienced negative cash flow from operations. To the extent we fail to successfully implement our adjusted business strategy, which requires access to capital to originate loans and our ability to profitably sell these loans, we would continue to experience negative cash flows from operations which would impair our ability to repay our subordinated debt and may require us to restructure our operations. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   In addition to the adjustments to our business strategy described above, in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   Credit Facilities, Pooling and Servicing Agreements and Waivers Related to Financial Covenants. As a result of the loss experienced during fiscal 2003, we failed to comply with the terms of certain of the financial covenants under two of our principal credit facilities at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million) and we requested and obtained waivers of these requirements from our lenders. We subsequently paid off the $200.0 million credit facility (which had been reduced to $50.0 million) in the October 16, 2003 refinancing described under " - Remedial Steps Taken to Address Liquidity Issues."

   We also requested and obtained waivers or amendments to several credit facilities to address our non-compliance with certain financial covenants and other requirements as of September 30, 2003 in light of the loss for the first quarter of fiscal 2004 and our liquidity issues. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" for additional information regarding the waivers or amendments obtained.

   In addition, as a result of our non-compliance at September 30, 2003 with the net worth requirements contained in several of our pooling and servicing agreements, we requested and obtained waivers of our non-compliance with these requirements. We received a written waiver from one bond insurer and a verbal waiver of our non-compliance with a financial covenant (with written documentation pending) from another bond insurer on several other pooling and servicing agreements. We cannot assure you that we will be able to obtain this waiver in writing or whether the terms of the written waiver will impose any conditions on us. See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   Because we anticipate incurring losses through at least the third quarter of fiscal 2004, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants. We cannot assure you as to whether or in what form we will obtain these waivers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities" and "Risk Factors -- Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility, limit our ability to operate profitably and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted."


   Civil Subpoena from the U.S. Attorney's Office. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. The subpoena requests that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including, but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which we sold or transferred mortgage loans, any instance in which we did not service or act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We have directed our attorneys to cooperate fully with this inquiry. To date, we have provided the U.S. Attorney's Office with an initial set of documents within the scope of the subpoena. Currently, this inquiry appears to focus on our practices relating to obtaining forbearance agreements from delinquent borrowers who would otherwise be subject to foreclosure.
Because the inquiry is at a preliminary stage, we cannot reach any conclusions about the ultimate scope of the inquiry or the potential liability or financial consequences to us at this time.

   To the extent management fails to resolve this matter, the ongoing review by the U.S. Attorney's Office could limit our ability to engage in publicly underwritten securitization transactions or otherwise sell or service our loans. In addition, the U.S. Attorney's inquiry could reduce sales of subordinated debt upon which we rely to fund our operations and limit our ability to obtain additional credit facilities, which we need for the implementation of our business strategy. Furthermore, the U.S. Attorney could impose sanctions or otherwise restrict our ability to restructure loans, which could negatively impact our profitability and our ability to repay the subordinated debt. See "Business -- Regulation."

Reason for This Exchange Offer

   We are making this exchange offer to reduce the amount of our outstanding debt and increase our stockholders' equity.

Adoption by the Board of Directors

   On November 25, 2003, our Board of Directors, after consideration of relevant factors and full discussion, approved this exchange offer on the terms described in this offer to exchange. The factors considered included the state of the economy, industry trends, financial markets, regulatory conditions and our financial condition, results of operations, liquidity, sources and uses of capital, current business and related developments, business strategy, need for additional equity, financial alternatives, and related risk factors.

No Board Recommendation

   Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. The Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. You must make your own decision whether to tender any or all of your investment notes and the likely value of the senior collateralized notes and the Series A preferred stock, your liquidity needs and your investment objectives.

Effects of This Exchange Offer on Owners of Investment Notes

   If this exchange offer is 100% successful, approximately $390.6 million of the investment notes will remain outstanding and will continue to be subordinated to our senior indebtedness, now existing or incurred in the future. In the event of a liquidation, since the senior collateralized notes are secured by a security interest in certain cash flows originating from interest-only strips of our subsidiaries, those assets will be utilized to repay principal and interest on the senior collateralized notes in full before any amounts of those assets remaining, if any, would be available to repay the remaining investment notes outstanding. If the collateral securing the senior collateralized notes is not sufficient to repay the senior collateralized notes outstanding (including accrued and unpaid interest), the remaining investment notes will be equal in right of payment with the deficiency portion of senior collateralized notes. The remaining investment notes and the senior collateralized notes will be senior to the Series A preferred stock. All investment notes surrendered in exchange for the senior collateralized notes and shares of the Series A preferred stock will be retired and cancelled and will not be reissued. In addition, we intend to issue additional subordinated debt in the future.

   If you choose not to accept this exchange offer, your investment notes will remain outstanding under their current terms.

   A summary of the terms of the senior collateralized notes and Series A preferred stock is contained in "-- Summary Description of the Senior Collateralized Notes" and "-- Summary Description of the Series A Preferred Stock." The terms of and the principal differences between the investment notes, the senior collateralized notes and the Series A preferred stock are described in more detail under the headings "Comparison of the Investment Notes, the Senior Collateralized Notes and the Series A Preferred Stock," "Terms of the Debentures," and "Terms of the Series A Preferred Stock."

Summary of the Terms of This Exchange Offer

   We summarize below the terms of this exchange offer. You should read the detailed description of the offer in the section entitled "This Exchange Offer." In addition, you should read the section entitled "Risk Factors" for a discussion of certain risk factors that you should consider in connection with this exchange offer.

Purpose of this exchange offer. . . . . . . . . .   We are making this exchange offer to reduce the amount of our outstanding debt and increase our stockholders' equity.


Securities for which we are
making this exchange offer. . . . . . . . . . . .   Up to $200,000,000 in aggregate principal amount of
                                                    investment notes issued prior to April 1, 2003.


Securities offered under this exchange offer. . .   Up to $100,000,000 in aggregate principal amount of senior collateralized notes and up to 200,000,000 shares of the
                                                    Series A preferred stock (if all of the investment notes are exchanged for the Series A preferred stock). You may exchange each $1,000 of principal amount of your investment notes for:
                                                    (i) equal amounts of senior collateralized notes and Series A preferred stock, or (ii) entirely for shares of the Series A preferred stock. Additionally, you do not have to tender all of your investment notes to participate in this exchange
                                                    offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized
                                                    notes.

                                                    If Option 2 is selected, tenders in increments of less than
                                                    $1,000 will not be accepted in increments of less than $1.00.


No proration. . . . . . . . . . . . . . . . . . .   If holders of the investment notes validly tender, in the
                                                    aggregate, more than $200,000,000 in principal amount of
                                                    investment notes for new securities, only the first


                                       9



No proration (continued). . . . . . . . . . . . .   $200,000,000 of investment notes tendered will be exchanged.
                                                    Investment notes tendered for new securities that are
                                                    not accepted because the aggregate amount tendered
                                                    exceeds $200,000,000 will be returned to the holder
                                                    if in certificated form. Holders of book-entry
                                                    investment notes will be notified by mail if their
                                                    tenders are not accepted.

Conditions to this exchange . . . . . . . . . . .   This exchange offer is subject to the following
                                                    conditions:

                                                    o        approval by our stockholders of a proposal to amend and
                                                             restate our certificate of incorporation to increase the
                                                             number of authorized shares of common and preferred stock and to authorize the issuance of the Series A preferred stock and the common stock issuable upon the conversion of the Series A preferred stock as required under the applicable provisions of the NASDAQ rules;

                                                    o        compliance of this exchange offer with applicable
                                                             laws and interpretations of the staff of the SEC,
                                                             including the Form T- 3 being declared effective by
                                                             the SEC;

                                                    o        compliance of this exchange offer with all applicable state securities or "blue sky" laws;

                                                    o        no litigation shall have been instituted or threatened or law enacted that could prohibit this exchange offer, materially adversely affect our business, or limit the tax deductibility of interest on the senior collateralized notes, or materially impair the benefits to us of this exchange offer;

                                                    o        no event shall have occurred affecting our business that would reasonably be expected to prohibit, prevent or significantly delay this exchange offer or materially impair the benefits of this exchange offer; and

                                                    o        after the date of this offer to exchange, no tender or
                                                             exchange offer for our equity securities or any business
                                                             combination involving us shall have been proposed or announced or have occurred.

                                                    Subject  to the satisfaction or waiver (other than legal
                                                    requirements which cannot be waived) of the foregoing
                                                    conditions, we will accept for exchange the first
                                                    $200,000,000 in aggregate principal amount of
                                                    investment notes that are validly tendered and not
                                                    withdrawn before 5:00 p.m., Philadelphia,
                                                    Pennsylvania time, on the expiration date of this
                                                    exchange offer. However, we reserve the right to:

                                                    o        delay the acceptance of the investment notes for exchange;


Conditions to this exchange (continued) . . . . .

                                                    o        terminate this exchange offer and promptly return all
                                                             investment notes tendered to us;


                                                    o        extend the expiration date and retain all investment
                                                             notes that have been tendered, subject to the right
                                                             of owners of investment notes to withdraw their
                                                             tendered investment notes;


                                                    o        refuse to accept the investment notes and promptly
                                                             return all investment notes that have been tendered
                                                             to us;

                                                    o        waive any condition or otherwise amend the terms of
                                                             this exchange offer in any respect; or

                                                    o        extend the expiration date, accept tendered
                                                             investment notes for exchange and consummate such
                                                             exchanges on multiple closing dates commencing on
                                                             December 31, 2003.

                                                    We will not waive or amend any condition after the expiration date of this exchange offer.

Procedures for tendering investment notes . . . .   Investment notes together with letters of transmittal and any other required documentation should be sent to us. We
                                                    will act as the exchange agent for this exchange
                                                    offer. See "This Exchange Offer - Procedures for
                                                    Exchanging Investment Notes." Letters of transmittal
                                                    and other documentation relating to the investment
                                                    notes and this exchange offer should be sent to us.

                                                    We anticipate that tenders will be effected by book
                                                    entry transfers with respect to uncertificated
                                                    investment notes issued from November 1, 1999 to
                                                    March 31, 2003 which are tendered. In order to tender
                                                    investment notes issued prior to November 1, 1999
                                                    which were issued in certificate form, you must
                                                    return the original note, together with other
                                                    required documentation to the exchange agent.
                                                    Questions regarding how to tender your investment
                                                    notes and requests for information should be directed
                                                    to the exchange agent. See "This Exchange Offer --
                                                    Procedures for Exchanging Investment Notes."

Acceptance of investment notes
and delivery of senior collateralized
notes/Series A preferred stock. . . . . . . . . .   We will accept up to $200,000,000 in aggregate
                                                    principal amount of investment notes validly
                                                    tendered, and not withdrawn, on or prior to
                                                    5:00 p.m., Philadelphia, Pennsylvania time,
                                                    on the expiration date. See "This Exchange
                                                    Offer -- Procedures for Exchanging
                                                    Investment Notes." The exchange agent will
                                                    provide the appropriate credit for senior
                                                    collateralized notes issued in this exchange
                                                    offer to the accounts of the owners of the
                                                    senior collateralized notes and the transfer
                                                    agent will deliver the appropriate


Acceptance of investment notes
and delivery of senior collateralized
notes/Series A preferred stock (continued). . . .
                                                    certificates for shares of the Series A preferred stock promptly after the expiration date. The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered. We intend to close the exchange offer on the
                                                    expiration date, unless extended, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple
                                                    closings commencing on December 31, 2003.

Expiration date . . . . . . . . . . . . . . . . .   The expiration date is 5:00 p.m., Philadelphia,
                                                    Pennsylvania time on December 31, 2003 unless
                                                    extended. See "This Exchange Offer -- Amendment of
                                                    this Exchange Offer."

Withdrawal rights . . . . . . . . . . . . . . . .   The tender of investment notes may be withdrawn by holders at any time prior to our acceptance of the tendered investment notes for exchange. If the exchange offer is extended beyond
                                                    December 31, 2003 and you tender your investment notes after the initial closing, you may withdraw your tender of
                                                    investment notes or change your choice of new securities at any time before the expiration of the extended tender offer.

Investment notes not tendered or
accepted for exchange . . . . . . . . . . . . . .  If you do not tender your investment notes in this exchange offer, or if your investment notes are not accepted for
                                                   exchange, you will continue to hold your investment notes and will be entitled to all the rights and will be subject to all the limitations applicable to the investment notes. Any
                                                   investment notes not accepted for exchange for any reason will be returned without expense to you as promptly as practicable after the expiration or termination of this exchange offer if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted.

Use of proceeds . . . . . . . . . . . . . . . . .   We will not receive any cash proceeds from this exchange offer.

Appraisal rights. . . . . . . . . . . . . . . . .   You will not have any dissenters' rights or appraisal rights in connection with this exchange offer.

Federal tax consequences of this
exchange offer. . . . . . . . . . . . . . . . . .   Please see the discussion of the federal income tax consequences of this exchange offer in the section entitled "Federal Income
                                                    Tax Consequences of This Exchange Offer." The tax consequences to you will depend on the facts of your own situation. You should consult your own tax advisor for a full understanding of the tax consequences to you of this exchange offer.

No established markets. . . . . . . . . . . . . .   We do not intend to apply to list the senior collateralized notes or Series A preferred stock on any stock exchange or the
                                                    NASDAQ Stock Market. We intend to apply to have the common stock issuable upon conversion of the Series A preferred stock listed on the NASDAQ Stock Market.

Exchange agent. . . . . . . . . . . . . . . . . .   We will act as the exchange agent for this exchange offer. Our address and telephone number are located in the section "This
                                                    Exchange Offer -- Exchange Agent."

Summary Description of the Senior Collateralized Notes

Senior collateralized notes offered . . . . . . .   Up to $100,000,000 in aggregate principal amount available in exchange for the investment notes.

Maturity. . . . . . . . . . . . . . . . . . . . .   For senior collateralized notes issued in exchange for investment notes with maturities of 36 months or less, maturity dates will be the greater of the remaining term to maturity of the investment notes tendered or 12 months. With respect to
                                                    investment notes tendered with remaining terms greater than 36 months, the holder may elect to receive senior collateralized notes with a term equivalent to the remaining term on the
                                                    investment notes tendered or a 36 month term. If the holder fails to select a maturity date, the maturity date will be the maturity date on the investment notes tendered.

Security/Ranking. . . . . . . . . . . . . . . . .   The senior collateralized notes will be secured by a security interest in certain cash flows originating from interest- only strips of our subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized notes and senior debt incurred in the future; provided that, such collateral coverage may not fall below 100% of the
                                                    outstanding principal balance of the senior collateralized notes and such senior debt, as determined by us on any
                                                    quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized notes is not sufficient to repay these securities, the
                                                    deficiency portion of the senior collateralized notes will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and debt of our subsidiaries, and equally in right of payment with the investment notes, and any future subordinated debentures
                                                    issued by us and other unsecured debt. The senior
                                                    collateralized notes will rank senior to the Series A
                                                    preferred stock.

Subordination of liens  . . . . . . . . . . . . .   We, or our subsidiaries, may, from time to time, grant other liens on the cash flows originating from interest-only strips in connection with other exchange offers or financing we may
                                                    pursue, and such liens may be of equal or greater priority than the liens securing the senior collateralized notes if, and only if, after giving effect to any such additional
                                                    indebtedness secured by the cash flow from the interest-only strips, the value of such cash flow is at least 150% of the total amount of debt secured on the date such liens are
                                                    granted.

Interest payments . . . . . . . . . . . . . . . .   With respect to investment notes where the holders elected periodic interest payments (as opposed to payment of interest at
                                                    maturity of the investment note), all periodic payments of interest on the investment notes have been made when due since the investment notes were issued. The last periodic payment of interest on such investment notes will be made on December 31,
                                                    2003 (or the closing date of the exchange of an investment note if such closing date occurs after December 31, 2003).
                                                    This payment will cover accrued interest, if any, at the
                                                    stated interest rate due through December 31, 2003 or through such later closing date.

                                                    Effective January 1, 2004 (or the closing date of the exchange of an investment note if such closing date occurs after December 31,
                                                    2003) through the maturity date of senior collateralized
                                                    notes, the payment of interest on the senior collateralized notes will be made pursuant to the same periodic payment terms as interest was paid under the terms of the investment notes tendered. Effective January 1, 2004 (or the closing date of the exchange of an investment note if such closing date occurs after December 31, 2003) until the maturity date of senior collateralized notes, we will pay the interest on such notes at the rate equal to 10 basis points above the current
                                                    interest rate on the investment notes.

                                                    With respect to investment notes tendered with interest payable upon maturity, interest on the senior collateralized notes issued in exchange for such securities will be payable upon maturity.

                                                    With respect to remaining principal amounts of the investment notes not tendered, accrued but unpaid interest due at maturity of the investment notes will continue to accrue and will be
                                                    payable pursuant to the terms of the investment notes.

Optional redemption . . . . . . . . . . . . . . .   We may redeem the senior collateralized notes at any time after the first anniversary of the issuance of the notes in whole or in part, for 100% of their principal

Optional redemption (continued) . . . . . . . . .   amount plus accrued and unpaid interest, if any, up to the date of redemption, on at least 90 days' prior written notice by mail.

Events of default . . . . . . . . . . . . . . . .   The events of default under the indenture governing the senior collateralized notes shall be the same as those applicable to the investment notes, with the exception of the following
                                                    additional event of default: the ratio of (i) the value of the interest- only strips securing the senior collateralized notes to (ii) the outstanding aggregate principal balance owing on the senior collateralized notes issued under the new indenture and other debt secured by the interest- only strips falls
                                                    below 1.0 to 1.0, as determined by us. See "Terms of the
                                                    Debentures."

Summary Description of the Series A Preferred Stock

Series A preferred stock offered. . . . . . . . .   Up to 200,000,000 shares of the Series A preferred stock, par value $0.001 per share.

Ranking . . . . . . . . . . . . . . . . . . . . .   The Series A preferred stock, with respect to dividend rights and rights upon liquidation, will rank senior to our common stock and junior to the senior collateralized notes, the investment notes, any other indebtedness or liabilities of ours or our subsidiaries and any other shares of our stock that may be issued in the future ranking senior to the Series A preferred stock.

                                                    If we issue less than 200,000,000 shares of the Series A
                                                    preferred stock in connection with the exchange offer, we may issue additional shares of Series A preferred stock for any corporate purpose from time to time. The additional shares may be sold for cash or exchanged for our outstanding securities or other assets that we desire to acquire. All such additional shares of the Series A preferred stock, if any, will rank
                                                    equally with the shares of the Series A preferred stock issued in this exchange offer.

Liquidation preference. . . . . . . . . . . . . .   Upon any voluntary or involuntary liquidation, dissolution or winding up of us, before any payment to the holders of common stock, the holders of the Series A preferred stock will be entitled to receive a liquidation preference of $1.00 per
                                                    share, to which we refer as the original liquidation value in this document, plus accrued and unpaid dividends, if any, to the date of final distribution to such holders.

Dividend payments . . . . . . . . . . . . . . . .   Quarterly dividend payments will be $0.025 per share (equivalent to
                                                    $.10 per share annually or 10.0% of the original liquidation value) of the Series A preferred stock, subject to compliance with applicable Delaware law. Dividend payments on the Series
                                                    A preferred

Dividend payments (continued) . . . . . . . . . .   stock will be payable on the payment date to stockholders of record as of the end of each calendar quarter. The payment date shall be two weeks following the end of each calendar quarter, but may be extended by us to a date not later than 90 days after the end of each calendar quarter. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series
                                                    A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the
                                                    redemption or conversion of the Series A preferred stock. As long as the shares of the Series A preferred stock are
                                                    outstanding, no dividends will be declared or paid on our
                                                    common stock unless all dividends accrued and unpaid on the shares of the Series A preferred stock have been paid in full.

Optional redemption . . . . . . . . . . . . . . .   We may redeem the shares of the Series A preferred stock at a price equal to the original liquidation value plus any accrued and unpaid dividends at any time following the second
                                                    anniversary of the issuance date.

Mandatory conversion. . . . . . . . . . . . . . .   None.

Conversion. . . . . . . . . . . . . . . . . . . .   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no
                                                    dividends are paid on the Series A preferred stock), each
                                                    share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 (if the conversion date is prior to the second anniversary of the issuance date and the Series A preferred stock has become convertible due to a failure to pay dividends), $1.20 (if the conversion date is prior to the third anniversary of the issuance date but after the first anniversary of the issuance date if the Series A preferred stock has become convertible due to a failure to pay dividends) or $1.30 (if the conversion date is on or after the third anniversary of the issuance date) plus an amount equal to accrued but unpaid dividends by (B) the market value of a share of our common stock (which shall not be less than $5.00 per share) on the conversion date.


Summary Historical Financial Data

   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offer to exchange. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed real estate owned, to which we refer to as REO in this document, to our balance sheet.



                                                       Three Months Ended
                                                         September 30,                         Year Ended June 30,
                                                      -------------------    ------------------------------------------------------
                                                        2003        2002       2003        2002        2001        2000       1999
                                                      ---------   -------    ---------   --------    --------    --------   -------
                                                                          (In thousands, except per share data)
Statement of Income Data:
Revenues:
 Gain on sale of loans and
   leases:........................................
 Securitizations..................................    $     799   $58,011    $ 170,950   $185,580    $128,978    $ 90,380   $64,490
 Whole loan sales.................................        2,921        35          655      2,448       2,742       1,717     2,272
 Interest and fees................................        4,653     4,133       19,395     18,890      19,840      17,683    14,281
 Interest accretion on
   interest-only strips...........................       11,109    10,747       47,347     35,386      26,069      16,616     2,021
 Other............................................          719     1,541        3,059      5,597       5,707       4,250     3,360
                                                      ---------   -------    ---------   --------    --------    --------   -------
Total revenues....................................       20,201    74,467      241,406    247,901     183,336     130,646    86,424
Total expenses(a).................................       62,569    71,327      290,426    234,351     170,151     120,284    64,573
                                                      ---------   -------    ---------   --------    --------    --------   -------
Operating income (loss) before income taxes.......      (42,368)    3,140      (49,020)    13,550      13,185      10,362    21,851
Income tax expense (benefit)......................      (16,100)    1,319      (19,118)     5,691       5,274       3,938     7,763
                                                      ---------   -------    ---------   --------    --------    --------   -------
Income (loss) before cumulative effect of a change
  in accounting principle.........................      (26,268)    1,821      (29,902)     7,859       7,911       6,424    14,088
Cumulative effect of a change in accounting
  principle.......................................           --        --           --         --         174          --        --
                                                      ---------   -------    ---------   --------    --------    --------   -------
Net income (loss).................................    $ (26,268)  $ 1,821    $ (29,902)  $  7,859    $  8,085    $  6,424   $14,088
                                                      =========   =======    =========   ========    ========    ========   =======
Per Common Share Data:
Income (loss) before cumulative effect of a change
  in accounting principle(b):
 Basic earnings (loss) per
   common share...................................    $   (8.91)  $  0.64    $  (10.25)  $   2.68    $   2.08    $   1.55   $  3.16
 Diluted earnings (loss) per
   common share...................................        (8.91)     0.61       (10.25)      2.49        2.04        1.51      3.07
Net income (loss):
 Basic earnings (loss) per
   common share...................................    $   (8.91)  $  0.64    $  (10.25)  $   2.68    $   2.13    $   1.55   $  3.16
 Diluted earnings (loss) per
   common share...................................        (8.91)     0.61       (10.25)      2.49        2.08        1.51      3.07
 Cash dividends declared per
   common share...................................           --      0.08         0.32       0.28        0.26        0.25      0.14

---------------
(a) Includes securitization assets fair value adjustments of $10.8 million for the quarter ended September 30, 2003, $12.1 million for the quarter ended September 30, 2002, $45.2 million for the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.

(b) Amounts for all periods have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been similarly adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                   June 30,
                                                          September 30,    --------------------------------------------------------
                                                               2003           2003        2002        2001        2000       1999
                                                          -------------    ----------   --------    --------    --------   --------
                                                                                        (In thousands)
Balance Sheet Data:
Cash and cash equivalents .............................      $ 27,217      $   47,475   $108,599    $ 91,092    $ 69,751   $ 22,395
Loan and lease receivables, net
 Available for sale ...................................       162,688         271,402     57,677      94,970      50,696     41,171
 Interest and fees ....................................        17,396          15,179     12,292      16,549      13,002      6,863
 Other ................................................        24,681          23,761      9,028       2,428          --         --
Interest-only strips ..................................       545,583         598,278    512,611     398,519     277,872    178,218
Servicing rights ......................................       106,072         119,291    125,288     102,437      74,919     43,210
Receivable for sold loans and leases ..................            --          26,734         --          --      46,333     58,691
Total assets ..........................................       950,506       1,159,351    876,375     766,487     594,282    396,301
Subordinated debt .....................................       687,585         719,540    655,720     537,950     390,676    211,652
Total liabilities .....................................       938,684       1,117,282    806,997     699,625     532,167    338,055
Stockholders' equity ..................................        11,822          42,069     69,378      66,862      62,115     58,246



                                           Three Months Ended
                                             September 30,                                Year Ended June 30,
                                        -----------------------    ----------------------------------------------------------------
                                           2003         2002          2003         2002          2001          2000         1999
                                        ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                          (Dollars in thousands)
Other Data:
Total managed loan and lease
 portfolio..........................    $2,971,800   $3,198,161    $3,651,074   $3,066,189    $2,589,395    $1,918,540   $1,176,918
Originations(a):
 Business purpose loans.............            --       28,863       122,790      133,352       120,537       106,187       64,818
 Home equity loans..................       124,052      341,852     1,543,730    1,246,505     1,096,440       949,014      634,820
Average loan size of loans
 originated(a):
 Business purpose loans.............            --           87            92           97            91            89           80
 Home equity loans..................            87           85            91           89            82            70           74
Weighted average interest rate of
 loans originated(a):
 Business purpose loans.............            --%       15.80%        15.76%       15.75%        15.99%        15.99%       15.91%
 Home equity loans..................          8.62        10.79          9.99        10.91         11.46         11.28        11.05
 Combined...........................          8.62        11.18         10.42        11.38         11.91         11.64        11.17
Loans and leases sold:
 Securitizations....................    $    5,452   $  366,408    $1,423,764   $1,351,135    $1,102,066    $1,001,702   $  777,598
 Whole loan sales...................       270,979        1,537        28,013       57,679        76,333       102,670      105,751

---------------
(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans and leases.


                                                                          Three Months
                                                                             Ended
                                                                         September 30,                Year Ended June 30,
                                                                        ---------------    ----------------------------------------
                                                                         2003      2002     2003     2002     2001    2000     1999
                                                                        -------   -----    ------   -----    -----    -----   -----
Financial Ratios:
Return on average assets............................................      (9.88)%  0.80%    (3.07)%  0.94%    1.22%    1.31%   4.56%
Return on average equity............................................    (386.77)  10.14    (44.20)  11.75    12.22    10.29   28.10
Total delinquencies as a percentage of total managed portfolio at
  end of period(a)..................................................       9.03    6.56      6.27    5.57     4.13     2.91    3.19
Real estate owned as a percentage of total managed portfolio at end
  of period.........................................................       0.88    1.01      0.77    1.11     1.10     0.68    0.85
Loan and lease losses as a percentage of the average total managed
  portfolio during the period (b)...................................       0.97    1.03      0.90    0.60     0.53     0.31    0.12
Pre-tax income (loss) as a percentage of total revenues.............     (209.7)   4.20    (20.00)   5.47     7.19     7.93   25.28
Ratio of earnings to fixed charges(c)...............................      (1.43)x  1.18x     0.31x   1.19x    1.23x    1.26x   1.92x

---------------
(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).
(b) Percentage based on annualized losses and average managed portfolio.
(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $42.4 million for the quarter ended September 30, 2003 and $49.0 million for the year ended June 30, 2003.

                                  RISK FACTORS


   Before you invest in senior collateralized notes or shares of Series A preferred stock, you should be aware that there are various risks, including those described in this section. You should carefully consider these risk factors together with all of the other information included in this offer to exchange before you decide to purchase any securities we are offering in exchange for your investment notes.

Risks Relating to the Exchange Offer

The exchange offer is subject to certain contingencies and conditions, including our receipt of stockholder approval of an amendment to our certificate of incorporation which could impact our ability to consummate the exchange.


   The exchange offer is subject to certain contingencies and conditions including, but not limited to, the stockholder approval of an amendment and restatement of our certificate of incorporation to increase the number of authorized shares of common and preferred stock necessary to effect the exchange and to authorize the issuance of the Series A preferred stock and common stock issuable upon the conversion of the Series A preferred stock as required under applicable provisions of the NASDAQ rules. There can be no assurance that the stockholder approval will be obtained. Moreover, the exchange offer may be modified or withdrawn in certain circumstances subject to the discretion of our Board of Directors. See "This Exchange Offer -- Conditions to this Exchange Offer."


Our Board has not expressed an opinion or recommendation on the exchange offer and we have not obtained a fairness opinion.

   Our Board of Directors expresses no opinion and is not making any recommendation regarding this exchange offer. Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. The Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. We cannot assure you that if you tender your investment notes you will receive more value than if you choose to keep them.

Because our senior collateralized notes and Series A preferred stock are not insured against loss by the FDIC or any governmental agency, you could lose your entire investment.

   Neither the FDIC nor any other governmental or private agency insures the senior collateralized notes or the Series A Preferred Stock. The holder of the these securities is dependent solely upon sources of funds such as the collateral securing senior collateralized notes, our earnings, proceeds from the sale or securitization of available for sale loans, our working capital and other sources of funds, including proceeds from the continuing sale of subordinated debt, and lines of credit for repayment of principal at maturity and the ongoing payment of interest. If these sources of repayment are inadequate, you could lose your entire investment. See "-- If the cash flow from the interest-only strips securing the senior collateralized notes is not sufficient for the repayment of senior collateralized notes over their terms, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the senior collateralized notes at maturity and you could lose all or a part of your investment and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted."

If you tender an investment note, the exchange may be taxable under applicable tax laws and regulations.

   If you tender investment notes, under applicable tax laws and regulations, you may recognize gain or loss equal to the difference between (i) the fair market value of the senior collateralized notes and/or shares of the Series A preferred stock received in the exchange and (ii) the adjusted tax basis of the investment notes tendered in the exchange. To the extent the fair market value of the new securities received exceeds your adjusted tax basis in the investment notes exchanged, you would incur a tax liability as a result of the exchange. You should consult with a tax advisor regarding the specific tax consequences of your participation in the exchange offer.

If we or one of our subsidiaries were to be subject to a bankruptcy proceeding shortly after the completion of the exchange offer, the granting of liens to secure the senior collateralized notes could be voidable, which would negatively impact the value of the senior collateralized notes.

   If we or one of our subsidiaries were to file a petition, or become a debtor in an involuntary proceeding, under the United States Bankruptcy Code within 90 days after the consummation of the exchange offer, then the granting of liens on the assets of the entity that filed the bankruptcy petition to secure the senior collateralized notes could be challenged as a voidable preference under the Bankruptcy Code. Voiding of the liens would not necessarily void or result in the rescission of other parts of the exchange offer, which means that the exchanging noteholder would, in that instance, be holding an unsecured debt instrument in the principal amount of one half of the amount of the investment notes that the exchanging noteholder previously held, plus Series A preferred stock. In addition, if any of the exchanging noteholders were determined to be an "insider," as that term is defined in the Bankruptcy Code, on the date the exchange offer is consummated, then the applicable reach-back period in respect of which the filing of a bankruptcy petition could lead to the assertion of a preference claim in regard to the granting of liens would be one year rather than 90 days. If the lien on the collateral securing the senior collateralized notes was deemed to be a preference, the holders of the senior collateralized notes would not be able to rely on such assets for repayment and the senior collateralized notes would rank junior in right of payment behind our senior debt and subsidiary debt and equally in right of payment with all of our unsecured debt. See "Terms of the Debentures -- Terms of the Senior Collateralized Notes -- Preference Provisions of the Federal or State Insolvency Laws."

Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect investors in our senior collateralized notes or the Series A preferred stock.

   Currently, our operations are not regulated or subject to examination in the same manner as commercial banks, savings banks and thrift institutions. Our operations are not subject to the stringent regulatory requirements imposed upon the operations of those entities and are not subject to periodic compliance examinations by federal banking regulators designed to protect investors. See "Business -- Regulation."

If the cash flow from the interest-only strips securing the senior collateralized notes is not sufficient for the repayment of senior collateralized notes over their terms, you must rely on our cash flow from operations and other sources for repayment. If our sources of repayment are not adequate, we may be unable to repay the senior collateralized notes at maturity and you could lose all or a part of your investment and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   We do not contribute funds on a regular basis to a separate account, commonly known as a sinking fund, to repay the senior collateralized notes upon maturity. If the cash flow from the interest-only strips securing the senior collateralized notes is not sufficient for the repayment of senior collateralized notes over their terms, holders of the senior collateralized notes must rely on our cash flow from operations and other sources for repayment, such as funds from the sale of subordinated debt and other credit facilities and proceeds from whole loan sales. To the extent revenues from operations and other debt financings are not sufficient to repay the deficiency portion of the senior collateralized notes, holders may lose all or a part of their investment. Historically, we have experienced negative cash flows from operations. Our ability to repay the senior collateralized notes at maturity may depend, in part, on our ability to raise new funds through the sale of subordinated debt. See "-- Because we have historically experienced negative cash flows from operations and expect to do so in the foreseeable future, our ability to repay our senior collateralized notes could be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted" and "--We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock." See "Terms of the Debentures."

The inquiry regarding our forbearance practices by the U.S. Attorney could result in concerns regarding our loan servicing and limit our ability to sell or service our loans, sell subordinated debt, or obtain additional credit facilities, which would hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock.

   We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania, requesting that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which mortgage loans were sold or transferred, any instance in which we were not to service or not to act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We have directed our attorneys to cooperate fully with this inquiry. To date, we have provided the U.S. Attorney's Office with an initial set of documents within the scope of the subpoena. Currently, this inquiry appears to be focused on our practices relating to obtaining forbearance agreements from delinquent borrowers who would otherwise be subject to foreclosure. Because the inquiry is at a preliminary stage, we cannot reach any conclusions at this time as to the ultimate scope of the inquiry or the potential liability or financial consequences for us.

   Management believes the disclosure of the receipt of the civil subpoena, among other things, resulted in our investment bankers' decision not to underwrite our quarterly loan securitization. Our failure to complete quarterly securitizations contributed to our losses for fiscal 2003 and the first quarter of fiscal 2004. To the extent management is unsuccessful in resolving this matter, the ongoing review by the U.S. Attorney's Office could limit our ability to engage in publicly underwritten securitization transactions or otherwise sell or service our loans. In addition, the U.S. Attorney's inquiry could reduce sales of subordinated debt upon which we rely to fund our operations and limit our ability to obtain additional credit facilities, which are necessary in connection with the implementation of our business strategy. Furthermore, the U.S. Attorney could impose sanctions or otherwise restrict our ability to restructure loans, which could negatively impact our profitability and our ability to repay the senior collateralized notes and which could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock.

Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock.

   Our residential lending business is subject to extensive regulation, supervision and licensing by various state departments of banking and other state, local and federal agencies. Our lending business is also subject to various laws and judicial and administrative decisions imposing requirements and restrictions on all or part of our home equity lending activities.

   We are also subject to examinations by state departments of banking or similar agencies in the 44 states where we are licensed or otherwise qualified with respect to originating, processing, underwriting, selling and servicing home equity loans. We are also subject to Federal Reserve Board, Federal Trade Commission, Department of Housing and Urban Development and other federal and state agency regulations related to residential mortgage lending, servicing and reporting. Failure to comply with these requirements can lead to, among other remedies, termination or suspension of licenses, rights of rescission for mortgage loans, class action lawsuits and administrative enforcement actions. In addition, we are subject to review by state attorneys general and the U.S. Department of Justice and recently received a civil subpoena from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. See "--The inquiry regarding our forbearance practices by the U.S. Attorney could result in concerns regarding our loan servicing and limit our ability to sell or service our loans, sell subordinated debt, or obtain additional credit facilities, which would hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices, including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, HomeAmerican Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. See "Business -- Lending Activities" and "Business -- Regulation."

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule, effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is on appeal to the New Jersey Supreme Court which could overrule the decision, we are currently evaluating its impact on our future lending activities in the State of New Jersey and results of operations.

   We are also subject, from time to time, to private litigation, including actual and purported class action suits, resulting from alleged "predatory lending" practices. Our lending subsidiaries, including HomeAmerican Credit, Inc., which does business as Upland Mortgage, are involved in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities. For example, the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, was filed on behalf of borrowers in several states alleging that the charging of, and failure to properly disclose the nature of, a document preparation fee were improper under applicable state law and ultimately settled. Due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings is influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates. We expect, that as a result of the publicity surrounding "predatory lending" practices, we may be subject to other class action suits in the future. See "Business -- Legal Proceedings."

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   More restrictive laws, rules and regulations may be adopted in the future that could make compliance more difficult or expensive or we may be subject to additional litigation or governmental reviews of our lending practices which could hinder our ability to operate profitably and repay our senior collateralized notes and which could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock. See "Business -- Regulation."


Since senior collateralized notes are junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, to the extent the collateral securing such debt is not adequate, holders of senior collateralized notes would be repaid only if funds remain after the repayment of our senior debt.

   To the extent the collateral securing senior collateralized notes is not adequate, in the event of a liquidation, the deficiency portion of the senior collateralized notes offered by this offer to exchange will be subordinated, or junior in right of payment, to our senior debt and debt of our subsidiaries. As of September 30, 2003, there was $109.4 million of senior debt and subsidiary debt outstanding. We are not limited in the amount of senior debt or subsidiary debt we can incur. Senior debt includes any indebtedness incurred in connection with our (including our subsidiaries) borrowings from a bank, trust company, insurance company, or from any other institutional lender. These borrowings do not have to be specifically designated as "senior debt." To the extent the collateral securing such debt is not adequate, if we were to become insolvent, our senior debt would have to be paid in full prior to payment of senior collateralized notes in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the senior collateralized notes. In addition, to the extent the collateral securing the senior collateralized notes is not sufficient to repay these securities, the deficiency portion of the senior collateralized notes will rank junior in right of payment behind our senior indebtedness and all of our existing and future senior debt and debt of our subsidiaries, and equally in right of payment with the investment notes, any future subordinated debentures issued by us and other unsecured debt. As a result, adequate funds may not be available to pay the principal and interest on the senior collateralized notes, subordinated debt and other unsecured debt. See "Terms of the Debentures."

Your ability to liquidate your investment is limited because of transfer restrictions and the lack of a trading market.

   The senior collateralized notes exchanged for investment notes in the exchange offer may not be transferred without our prior written consent. In addition, currently, no established trading market for the senior collateralized notes or the Series A preferred stock exists and we do not expect one to develop. Due to the non-transferable nature of the senior collateralized notes and the lack of a market for the sale of the senior collateralized notes and the Series A preferred stock, which depends upon the presence in the marketplace of both willing buyers and sellers at any given time, even if we permitted a transfer, we cannot assure you that you would be able to sell the senior collateralized notes or the Series A preferred stock. See "Terms of the Debentures" and "Terms of the Series A Preferred Stock."

In the event of insolvency, holders of the Series A preferred stock would be paid only if funds remain after the payment of our senior debt, the senior collateralized notes, other subordinated debt and our other liabilities.

   If you select Series A preferred stock, these securities are junior to all debt and other liabilities of us and our subsidiaries in the event of our liquidation. If we were to become insolvent, our senior debt, senior collateralized notes, other subordinated debt and our other liabilities would have to be paid in full prior to any payment to holders of the Series A preferred stock in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the Series A preferred stock. As a result, adequate funds may not be remaining to pay the holders of the Series A preferred stock the liquidation preference amount set forth in the certificate of designation related to the Series A preferred stock. In addition, to the extent we pay dividends on the Series A preferred stock and we are deemed to be insolvent, a bankruptcy court could direct the return of any dividends paid. See "Terms of the Debentures -- Fraudulent Conveyance Considerations" and "Terms of the Series A Preferred Stock."

To the extent we do not have earnings from which to pay dividends on the Series A preferred stock, we intend to pay dividends from our capital surplus. As a result, our surplus account could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock.

   As a Delaware corporation, we may not declare and pay dividends on our capital if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. To the extent we utilize our capital surplus to pay dividends on the Series A preferred stock, our surplus account on our balance sheet could be reduced below the amount of the original liquidation preference on the Series A preferred stock of $1.00 per share which could negatively impact the value of the Series A preferred stock.

The value of the Series A preferred stock would be adversely impacted by the market value of our common stock.

   The market value of our common stock could decrease based on our performance and market perception and conditions. The market value of our common stock may be based primarily upon the market's perception of the future viability of our company, our ability to implement our adjusted business strategy and our ability to reduce our debt outstanding, and may be secondarily based upon the perceived value of our interest-only strips which constitute substantially all of our assets. Since the Series A preferred stock is convertible into common stock, factors negatively impacting the value of the common stock could also negatively impact the value of the Series A preferred stock.

   Provisions in our certificate of incorporation and Delaware law may have the effect of impeding a change of control which could negatively impact the value of our common and Series A preferred stock. We are subject to restrictions that may impede our ability to effect a change in control. Certain provisions contained in our certificate of incorporation and bylaws and, certain provisions of Delaware law may have the effect of discouraging a third party from making an acquisition proposal for us and thereby inhibit a change in control. See "Certain Provisions of Delaware Law, our Certificate of Incorporation and Bylaws" for a description of these provisions.

Risks Associated with Retaining the Investment Notes

   All of the foregoing risk factors relating to the senior collateralized notes and risks related to our business below are also risk factors associated with retaining the investment notes.

Since the investment notes are unsecured and junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt and subsidiary debt. In addition, certain assets securing the senior collateralized notes may not be available to repay the investment notes.

   Upon the consummation of the exchange offer, the investment notes will continue to be subordinated, or junior in right of repayment, to our senior debt and debt of our subsidiaries. As of September 30, 2003, there was $109.4 million of senior debt and subsidiary debt outstanding. We are not limited in the amount of senior debt or subsidiary debt we can incur. If we were to become insolvent, our senior debt would have to be paid in full prior to payment of investment notes in our liquidation. In addition, any indebtedness of our subsidiaries will have rights upon liquidation or dissolution of the particular subsidiary prior to payment being made to the holders of the investment notes. In addition, certain assets securing the senior collateralized notes may not be available to repay the investment notes. If the collateral securing the senior collateralized notes is not sufficient to repay the outstanding senior collateralized notes (including accrued and unpaid interest), the remaining investment notes will rank equally in right of repayment with the senior collateralized notes. As a result, adequate funds may not be remaining to pay the principal and interest on the investment notes.

Risks Related to Our Business

If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock will be negatively impacted.

   Our inability to complete our typical publicly underwritten quarterly securitization during the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004, and our loss for fiscal 2003 and for the first quarter of fiscal 2004 adversely impacted our short-term liquidity position and resulted in our inability to comply with financial covenants contained in our credit facilities. The expiration of our $300.0 million mortgage conduit facility and the temporary discontinuation of the sale of new subordinated debentures for approximately a six week period during the first quarter of fiscal 2004 also adversely impacted our short-term liquidity position.

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   Our ability to obtain alternative sources of financing may be limited to the extent we have agreed to pledge our interest-only strips and residual interests, which represent a significant amount of our assets, to secure the $250.0 million credit facility and a portion of the cash flows from our interest-only strips to secure the senior collateralized notes, and by our current financial situation. To the extent that we are not successful in maintaining, replacing or obtaining alternative financing sources on acceptable terms, we may have to limit our loan originations, sell loans earlier than intended and further restructure our operations under our adjusted business plan. Limiting our originations or earlier sales of our loans could prevent us from operating profitably and restrict our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. Likewise, there can be no assurance that we can successfully implement our adjusted business strategy, if necessary, or that the assumptions underlying the adjusted business strategy can be achieved. Our failure to successfully implement our adjusted business strategy, if necessary, would impair our ability to operate profitably and repay the senior collateralized notes and would negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of our subordinated debt to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

   In the event we are unable to offer subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the senior collateralized notes when due.

Even if we are able to obtain adequate financing, our inability to securitize our loans could hinder our ability to operate profitably in the future and repay our senior collateralized notes when due and could negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   Since 1995, we have relied on the quarterly securitization of our loans to generate cash for the repayment of our credit facilities and the origination of additional loans. Our inability to complete our typical publicly underwritten quarterly securitization during the fourth quarter of 2003 and the first quarter of fiscal 2004 and the significant net pre-tax valuation adjustments to our securitization assets resulted in losses of $29.9 million for fiscal 2003 and $26.3 million for the first quarter of fiscal 2004, and contributed to our shift in focus to less profitable whole loan sales. The loss resulted in our inability to comply with certain financial covenants contained in our credit facilities. The loss and the expiration of our mortgage conduit facility adversely impacted our short-term liquidity position. The temporary discontinuation of subordinated debt sales further impaired our liquidity.

   Our continued inability to complete securitization transactions could result in losses during the next several quarters causing us to fail to comply with the financial covenants in our credit facilities, increase our reliance on less profitable whole loan sales which will require us to originate more loans to reach the same level of profitability as we experienced in securitization transactions, and increase our need for additional financing to fund our loan originations. Our continued inability to securitize our loans could result in us reaching our capacity under our existing credit facilities or require us to sell our loans when market conditions are less favorable and could cause us to incur a loss on the sale transaction. See "--An interruption or reduction in the securitization or whole loan sale markets would hinder our ability to operate profitably, and repay our senior collateralized notes when due and would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

If we continue to experience losses, we may be unable to continue to meet the requirements for continued listing on the NASDAQ National Market System. If we are unable to meet these requirements, our common stock would be delisted from trading on the NASDAQ Stock Market which would negatively impact the value of our common stock and our ability to sell our subordinated debt which would have a materially adverse effect on our liquidity.


   Our common stock is listed on the NASDAQ National Market System. As a result, we are required to meet certain requirements established by the NASDAQ Stock Market in order to maintain this listing. These requirements include, among other things, maintenance of stockholders' equity of $10.0 million, a minimum bid price of $1.00 and a market value of publicly held shares of $5.0 million. If we continue to experience losses, our stockholders' equity may fall below the $10.0 million requirement for continued listing and NASDAQ could delist our common stock from trading on the NASDAQ National Market System. If we are delisted, we would lose some of our market makers creating a market for our stock as well as existing analyst coverage and our efforts to obtain new analyst coverage would be significantly impaired. Further, our ability to sell our subordinated debt securities would be significantly limited in numerous states because the exemption we utilize to sell these securities without registration under applicable state securities laws requires that our common stock be listed on the NASDAQ National Market System. If we were required to register our subordinated debt offering under the securities laws of various states, no assurance will be given as to whether we would be able to obtain the necessary approvals from state securities administrators. To the extent, our common stock were to be delisted from trading on the NASDAQ National Market System, the value of our common stock and our ability to sell our subordinated debt securities would be negatively impacted. The occurrence of these events would have a material adverse effect on our liquidity and our ability to repay our debt when due.


Because we have historically experienced negative cash flows from operations and expect to do so in the foreseeable future, our ability to repay our senior collateralized notes could be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock could be negatively impacted.

   We have historically experienced negative cash flow from operations since 1996 primarily because our strategy of selling loans through securitization requires us to build an inventory of loans over time. During the period we are building this inventory of loans, we incur costs and expenses. We do not recognize a gain on the sale of loans until we complete a securitization, which may not occur until a subsequent period. In addition, our gain on a securitization results from a combination of cash proceeds received and our retained interests in the securitized loans, consisting primarily of interest-only strips which do not generate cash flow immediately. We expect this negative cash flow from operations to continue in the foreseeable future. Should we continue to experience negative cash flows from operations, it could impair our ability to make principal and interest payments due under the terms of our senior collateralized notes.

   We obtain the funds to repay our debt at maturity by securitizing our loans, selling whole loans, collecting cash from our securitization assets and selling additional notes. We may in the future generate cash flows by securitizing or selling interest-only strips and selling servicing rights generated in past securitizations. If we are unable in the future to securitize our loans, to sell whole loans, to realize cash flows from interest-only strips and servicing rights generated in past securitizations, or sell subordinated debt, our ability to repay our senior collateralized notes would be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of Series A preferred stock would be negatively impacted. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could limit our ability to operate profitably and impair our ability to repay our senior collateralized notes which could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   We generally retain interest-only strips and may retain servicing rights in the securitization transactions we complete. We estimate the fair value of the interest-only strips and servicing rights based upon discount rates, prepayment and credit loss rate assumptions established by the management of our company. The value of our interest-only strips totaled $545.6 million and the value of our servicing rights totaled $106.1 million at September 30, 2003. Together, these two assets represented 68.6% of our total assets at September 30, 2003. Although we believe that these amounts represent the fair value of these assets, the amounts were estimated based on discounting the expected cash flows to be received in connection with our securitizations using discount rate, prepayment rate and credit loss rate assumptions established by us. Changes in market interest rates may impact our discount rate assumptions and our actual prepayment and default experience may vary materially from these estimates. Even a small unfavorable change in these assumptions could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment, consisting of a corresponding reduction in pre-tax income or stockholders' equity or both in the period of adjustment. Adjustments to income could impair our ability to repay our senior collateralized notes.

   During the three months ended September 30, 2003, we recorded a write down of $16.7 million on our securitization assets. The write down consisted of a $10.8 million reduction of pre-tax income and a $5.9 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than anticipated. During fiscal 2003, we recorded a write down of $63.3 million on our securitization assets. The write down consisted of a $45.2 million reduction of pre-tax income and an $18.1 million pre-tax reduction of stockholders' equity. The write down was mainly due to actual prepayment experience that was higher than our assumptions, but was reduced by the favorable valuation impact of reducing the discount rates used to value our securitization assets at June 30, 2003. We cannot predict with certainty what our future prepayment experience will be. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for information on the sensitivities of interest-only strips and servicing rights to changes in assumptions. In addition, our servicing rights (and the related fees) can be terminated under certain circumstances, such as failure to make required servicer payments, defined changes in control and reaching certain loss and delinquency levels on the underlying pool.

We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   For our ongoing operations, we depend upon frequent financings, including the sale of our unsecured subordinated debt and warehouse credit facilities or lines of credit. If we are unable to maintain, renew or obtain adequate funding under a warehouse credit facility, or other borrowings, including the sale of our subordinated debt, the lack of adequate funds would hinder our ability to operate profitably, restrict our ability to repay our senior collateralized notes upon maturity and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. During volatile times in the capital markets, access to financing has been severely constricted. On July 5, 2003, our $300.0 million mortgage conduit facility expired pursuant to its terms and was not renewed. In addition, further advances under a non-committed portion of one of our credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to no later than September 30, 2003. We entered into additional amendments to this credit facility which extended the expiration date until October 17, 2003. The loans held in this facility were transferred to the refinanced mortgage conduit described in this document.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility, which requires, among other things that we obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 which date was extended to October 8, 2003. This lender also waived our non-compliance with this requirement as a condition to the closing of the $250.0 million credit facility. In addition, on October 14, 2003, we entered into definitive agreements with a warehouse lender for a new $250.0 million credit facility to fund loan originations. See "Summary - Recent Developments." If we are unable to comply with the terms of these facilities, these lenders have the option to accelerate payment on these facilities and would have no further obligation to make additional advances under these facilities. Additionally, our ability to obtain alternative financing sources may be limited to the extent we have agreed to pledge our interest-only strips and residual interests, which represent a significant amount of our assets, to secure the $250.0 million credit facility and a portion of the cash flows from our interest-only strips to secure the senior collateralized notes, and by our current financial condition. See "Summary -- Recent Developments" for further discussion of these facilities.

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   We cannot assure you that we will be successful in maintaining, replacing or obtaining alternative financing sources necessary to fund our operations, and to the extent that we are not successful, we may have to limit our loan originations or sell loans earlier than intended and restructure our operations. As a result of our liquidity issues, since June 30, 2003, we substantially reduced our loan origination volume. Limiting our originations or earlier sales of loans could hinder our ability to operate profitably or result in losses, restrict our ability to repay our senior collateralized notes upon maturity and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. Our ability to repay our senior collateralized notes at maturity may depend, in part, on our ability to raise new funds through the sale of subordinated debt. As the servicer of securitized loans, we could also incur certain additional cash requirements with respect to the securitization trusts which could increase our dependence on borrowed funds to the extent funds from non- credit sources were unavailable. If this additional cash requirement were to arise at a time when our access to borrowed funds was restricted, our ability to repay some or all of the senior collateralized notes as they came due could be impaired. See "-- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

   In the event we are unable to offer subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the senior collateralized notes when due.

Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio, which could hinder our ability to operate profitably, impair our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   We market a significant portion of our loans to borrowers who are either unable or unwilling to obtain financing from traditional sources, such as commercial banks. This type of borrower is commonly referred to as a subprime borrower. Loans made to these borrowers may entail a higher risk of delinquency and loss than loans made to borrowers who use traditional financing sources. Historically, we have experienced higher rates of delinquency on loans made to these credit-impaired borrowers as compared to delinquency rates experienced by banks on loans to borrowers who are not credit-impaired. While we use underwriting standards and collection procedures designed to mitigate the higher credit risk associated with lending to these borrowers, our standards and procedures may not offer adequate protection against risks of default. Higher than anticipated delinquencies, foreclosures or losses in our managed portfolio could reduce the cash flow we receive from our securitization assets which would hinder our ability to operate profitably, restrict our ability to repay our senior collateralized notes upon maturity and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality" and "Business -- Lending Activities."

Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future, impair our ability to repay the senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   Levels of delinquencies or losses in a particular securitized pool of loans, which exceed maximum percentage limits, or "triggers," set in the securitization agreement governing that pool, impact some or all of the cash that we would otherwise receive from our interest-only strips. If delinquencies or losses exceed maximum limits, the securitization trust withholds cash from our interest-only strips. The trust then uses the cash to repay outside investors, which reduces the proportionate interest of outside investors in the pool and results in additional overcollateralization. Additionally, for losses, the securitization trust utilizes cash from our interest-only strips to pay off investors. Our receipt of cash payments on the interest-only strip resumes when the additional overcollateralization created for outside investors meets specified targets or delinquency and loss rates for the pool of loans no longer exceed trigger levels. However, to adequately fund our ongoing operations during a period of suspended cash flow, we may need to borrow funds to replace the cash being withheld. The additional interest expense would hinder our ability to operate profitably, could impair our ability to repay senior collateralized notes as they mature and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations
-- Trigger Management."

   We have the ability to repurchase a limited number of delinquent loans from securitized pools. This ability to repurchase loans enables us to avoid disruptions in securitization cash flows by repurchasing delinquent loans before trigger limits are reached, or to restore suspended cash flows by repurchasing sufficient delinquent loans to lower delinquency and loss rates below trigger limits. However, the repurchase of loans for this purpose, called "trigger management," would require funding from the same sources we rely on for our other cash needs and could require us to borrow additional funds. If funds were not available to permit us to repurchase these loans, our cash flow from the interest-only strips would be reduced, our ability to repay the senior collateralized notes could be impaired and the value of Series A preferred stock and common stock issued upon the conversion of the Series A preferred stock could be negatively impacted. Lack of liquidity in these circumstances could result in more pools reaching trigger levels, which, in turn, would further tighten liquidity. In addition, the additional interest expense resulting from additional outstanding debt would reduce our profitability and could impair our ability to repay senior collateralized notes as they mature. We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our profitability and restrict our ability to repay our senior collateralized notes. See "--We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably, restrict our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock."

   Prepayments by borrowers also make it more difficult for us to maintain delinquencies below trigger limits set in securitization agreements. By reducing current loans in a securitized pool, prepayments mathematically increase the percentage of delinquent loans remaining in the pool. The consequences resulting from either a suspension of cash flow or our repurchase of delinquent loans from the securitized pool could impair our ability to repay senior collateralized notes and negatively impact the value of Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management," "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality" and "Business -- Lending Activities."

   For the three months ended September 30, 2003, we repurchased delinquent loans with an aggregate unpaid principal balance of $16.3 million from securitization trusts primarily for trigger management. We received $7.6 million of proceeds from the liquidation of repurchased loans and real estate owned during the three months ended September 30, 2003. We had repurchased loans and real estate owned remaining on our balance sheet of $14.3 million at September 30, 2003. All loans and real estate owned were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, we generally incur a loss on these repurchases.

An interruption or reduction in the securitization or whole loan sale markets would hinder our ability to operate profitably, and repay our senior collateralized notes when due and would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   A significant portion of our revenue and net income represents gain on the sale of loans. Our strategy is to sell substantially all of the loans we originate at least quarterly. Operating results for a given period can

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
fluctuate significantly as a result of the timing and size of securitizations or whole loan sales. If we do not close securitizations or whole loan sales on a quarterly basis, we could experience a loss for that quarter. In addition, we rely on the quarterly sale of our loans to generate cash proceeds for the repayment of our warehouse credit facilities and origination of additional loans.

   Our ability to complete securitizations depends on several factors, including:

   o conditions in the securities markets generally, including market interest rates;

   o conditions in the asset-backed securities markets specifically;

   o general economic conditions, including conditions in the subprime industry;

   o the performance of our previously securitized loans;

   o the credit quality of our managed portfolio; and

   o changes in federal tax laws.

   If we are not able to sell substantially all of the loans that we originate during the quarter in which the loans are made, we would likely not be profitable for the quarter. Any substantial impairment in the size or availability of the market for our loans could result in our inability to continue to originate loans and repay our senior collateralized notes upon maturity which would have a material adverse effect on our results of operations, financial condition and business prospects and would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. If it is not possible or economical for us to complete a securitization or whole loan sale within favorable timeframes, we may exceed our capacity under our warehouse financing and lines of credit. We may be required to sell the accumulated loans at a time when market conditions for our loans are less favorable, and potentially to incur a loss on the sale transaction. If we cannot generate sufficient liquidity upon any such loan sale or through the sale of subordinated debt, we will be required to restrict or restructure our operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" and "Business -- Securitizations."

If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   Our adjusted business strategy seeks to increase our loan volume by broadening our loan product line, offering competitive interest rates and through further development of existing markets while maintaining our origination fees, underwriting criteria and the interest rate spread between loan interest rates and the interest rates we pay for capital. Implementation of this strategy will depend in large part on our ability to:

   o broaden our mortgage loan product line and increase originations of loans;

   o manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

   o expand in markets with a sufficient concentration of borrowers who meet our underwriting criteria;

   o obtain and maintain adequate financing on favorable terms to fund our operations;

   o profitably sell and securitize our loans in the secondary market on a regular basis;

   o hire, train and retain skilled employees; and

   o successfully implement our marketing campaigns.

   Our inability to achieve any or all of these factors could impair our ability to successfully implement our adjusted business strategy and successfully leverage our fixed costs which could hinder our ability to operate profitably, result in continued losses and impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of


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

our subordinated debt to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets.

Changes in interest rates could negatively impact our ability to operate profitably, impair our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   Rising interest rates could reduce our overall profitability in one or more of the following ways:

   o reducing the demand for our loan products, which could reduce our profitability;

   o causing investors in asset-backed securities to increase the interest rate spread requirements and overcollateralization requirements for our future securitizations, which could reduce the profitability of our securitizations;

   o increasing interest rates required by purchasers of our loans in whole loan sales;

   o reducing the spread between the interest rates we receive on loans we originate and the interest rates we pay to fund the originations, which among other effects, increases our carrying costs for these loans during the period they are being pooled for securitization;

   o increasing the interest rates we must pay on our subordinated debt to attract investors at the levels we require to fund our operations;

   o increasing our interest expense on all sources of borrowed funds, such as subordinated debt, credit facilities and lines of credit, and could restrict our access to the capital markets;

   o negatively impacting the value and profitability of loans from the date of origination until the date we sell the loans;

   o reducing the spread between the average interest rate on the loans in a securitization pool and the pass-through interest rate to investors issued in connection with the securitization (This reduction in the spread occurs because interest rates on loans in a securitization pool are typically set over the three months preceding a securitization while the pass-through rate on securities issued in the securitization is based on market rates at the time a securitization is priced. Therefore, if market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor would reduce our profit on the sale of the loans. Any reduction in our profitability could impair our ability to repay our senior collateralized notes upon maturity and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock); and

   o increasing the cost of floating rate certificates issued in certain securitizations without a corresponding increase in the interest income of the underlying fixed rate loan collateral (This situation would reduce the cash flow we receive from the interest-only strips related to those securitizations and reduce the fair value or expected future cash flow of that asset as well. At September 30, 2003, floating interest rate certificates represented 4.3% of total debt issued by loan securitization trusts. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management" for further discussion of the impact on our interest-only strips of interest rate changes in floating interest rate certificates issued by securitization trusts and outstanding debt issued by the securitization trusts.).

   Declining interest rates could reduce our profitability in one or more of the following ways:

   o subordinated debt with terms of one year or more which is not redeemable at our option represents an unfavorable source of borrowing in an environment where market rates fall below those paid on the subordinated debt (At September 30, 2003, $48.1 million in non-redeemable subordinated debt with maturities of greater than one year was outstanding.); and

   o a decline in market interest rates generally induces borrowers to refinance their loans, which are held in the securitization trusts, and could reduce our profitability (Prepayment levels in excess of our assumptions reduce the value of our securitization assets. A significant decline in market interest rates

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

     would increase the level of loan prepayments, which would decrease the size of the total managed loan portfolio and the related projected cash flows. Higher than anticipated rates of loan prepayments could require a write down of the fair value of the related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment which would result in a reduction in our profitability, could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. See " -- Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could limit our ability to operate profitably and impair our ability to repay our senior collateralized notes which could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.").

   Although both rising and falling interest rates negatively impact our business and profitability, the speed at which rates fluctuate, the duration of high or low interest rate environments and the nature and magnitude of any favorable interest rate consequences, as well as economic events and business conditions outside of our control, affect the overall manner in which interest rate changes impact our operations and the magnitude of such impact. In addition, because of the volatile and unpredictable manner in which these factors interact, we may experience interest rate risks in the future that we have not previously experienced or identified. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   Our securitization agreements require us to replace or repurchase loans which do not conform to representations and warranties we made in the agreements. Additionally, as servicer, we are required to:

   o compensate investors for interest shortfalls on loan prepayments (up to the amount of the related servicing fee); and

   o advance interest payments for delinquent loans if we believe in good faith the advances will ultimately be recoverable by the securitization trust. These advances can first be made out of funds available in the trusts' collection accounts. If the funds available from the trusts' collection accounts are insufficient to make the required advances, then we are required to make the advances from our operating cash. The advances made from the trusts' collection accounts, if not recovered from the borrowers or proceeds from the liquidation of the loans, require reimbursement from us. These advances, if ultimately not recoverable by us, require funding from our capital resources and may create greater demands on our cash flow, which could limit our ability to repay senior collateralized notes as they come due and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. See "Business -- Securitizations."

Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   As part of the securitization of our loans, we may retain the servicing rights, which is the right to service the loans for a fee. At September 30, 2003, 94.5% of the managed portfolio we serviced was owned by third parties. The value of servicing rights related to our managed portfolio is an asset on our balance sheet called servicing rights. We enter into agreements in connection with the securitizations that allow third parties to terminate us as the servicer if we breach our servicing obligations, fail to perform satisfactorily or fail to meet a minimum net worth requirement or other financial covenants. For example, our servicing rights may be terminated if losses on the pool of loans in a particular securitization exceed prescribed levels for specified periods of time. As a result of our non-compliance at September 30, 2003 with the net worth requirement contained in several of our pooling and servicing agreements, we requested and obtained waivers of our non-compliance with these requirements. Pursuant to the terms of the amended agreements with one bond insurer and the trustee, the net worth maintenance requirement was waived for the term of the agreement and we were appointed as servicer for 120 days commencing October 1, 2003. The bond insurer may determine to reappoint us as servicer for successive 120 day periods if we qualify to act as servicer, as determined by the bond insurer, in its sole discretion. If we do not re-qualify, we can be replaced as servicer. We received a verbal waiver of our non-compliance with certain financial covenants (with written documentation pending) from another trustee in several other pooling and servicing agreements. No assurance can be given that we will be able to obtain this waiver in writing or whether any conditions will be imposed on us in connection with the written waiver. If we lose the right to service some or all of the loans in our managed portfolio, the servicing fees will no longer be paid to us and we would be required to write down or write off this asset, which would decrease our earnings and our net worth, impair our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. In addition, if we do not meet eligibility criteria to act as servicer in future securitizations, we would not receive income from these future servicing rights.

If we are not able to attain and exceed the levels of loan originations that we experienced in the past, we may be unable to attain profitable operations and our ability to repay our senior collateralized notes may be impaired and the value of Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock would be negatively impacted.

   During fiscal 2003 and 2002, we experienced record levels of loan originations. As a result of our liquidity issues, since June 30, 2003, our loan volume decreased substantially. During the three months ended September 30, 2003, we originated $124.1 million of loans which represents a significant reduction as compared to originations of $370.7 million of loans for the same period in fiscal 2003. We also experienced a significant loss in loan origination employees. We anticipate that we will need to increase our loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. Our ability to achieve the level of loan originations necessary to obtain profitable operations depends upon a variety of factors, some of which are outside our control, including:

   o interest rates;

   o our ability to manage the mix of loans originated in order to maximize the timing and levels of advances under our credit facilities and to appeal to a broader group of borrowers;

   o our ability to broaden our mortgage loan product line;

   o our ability to originate loans, which have the characteristics that qualify for us to obtain advances under our new credit facilities (including higher loan-to-value ratios than those originated in the past);

   o our ability to obtain adequate financing on favorable terms;

   o conditions in the asset-backed securities markets;

   o our ability to attract and retain qualified personnel;

   o economic conditions in our primary market area;

   o competition; and

   o regulatory restrictions.

   In addition, current economic conditions have had an adverse impact on smaller businesses and finding qualified borrowers has become more difficult. If we are unable to attain and exceed our levels of loan originations experienced in prior years, we may be unable to attain profitable operations, our ability to repay the senior collateralized notes upon maturity may be impaired and the value of Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock would be negatively impacted. See " -- Changes in interest rates could negatively impact our ability to operate profitably, impair our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

A decline in real estate values could result in a reduction in originations, which could hinder our ability to attain profitable operations, impair our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   Our business may be adversely affected by declining real estate values. Any significant decline in real estate values reduces the ability of borrowers to use home equity as collateral for borrowings. This reduction in real estate values may reduce the number of loans we are able to make, which will reduce the gain on sale of loans and servicing and origination fees we will collect, which could hinder our ability to attain profitable operations, limit our ability to repay our senior collateralized notes upon maturity and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. See "Business -- Lending Activities."

A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations, limit our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   Declining real estate values will also increase the loan-to-value ratios of loans we previously made, which in turn, increases the probability of a loss in the event the borrower defaults and we have to sell the mortgaged property. In addition, delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans generally increase during economic slowdowns or recessions, and the increase in delinquencies, foreclosures on loans and losses from delinquent and foreclosed loans we experience may be particularly pronounced because we lend to credit-impaired borrowers. As a result, the market value of the real estate or other collateral underlying our loans may not, at any given time, be sufficient to satisfy the outstanding principal amount of the loans which could hinder our ability to attain profitable operations, limit our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. In addition, any sustained period of increased delinquencies, foreclosures or losses from delinquent and foreclosed loans could adversely affect our ability to sell loans, the prices we receive for our loans or the value of our interest-only strips which could have a material adverse effect on our results of operations, financial condition and business prospects. See "Business -- Lending Activities."

If we are unable to implement an effective hedging strategy, we may be unable to attain profitable operations which would reduce the funds we have available to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock. In a declining interest rate environment, even an effective hedging strategy could result in losses in the current period which could impair our ability to repay the senior collateralized notes and negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   From time to time we use hedging strategies in an attempt to mitigate the effect of changes in interest rates on our fixed interest rate mortgage loans prior to securitization. These strategies may involve the use of, among other things, derivative financial instruments including futures, interest rate swaps and forward pricing of securitizations. An effective hedging strategy is complex and no strategy can completely insulate us from interest rate risk. In fact, poorly designed strategies or improperly executed transactions may increase rather than mitigate interest rate risk. Hedging involves transaction and other costs, and these costs could increase as the period covered by the hedging protection increases or in periods of rising and fluctuating interest rates. During the three months ended September 30, 2003, we recorded gains on the fair value of derivative financial instruments of $5.1 million and paid $1.2 million of cash in settlement of derivative financial instruments. We recorded losses on the fair value of derivative financial instruments of $14.2 million during fiscal 2003 and $9.4 million in fiscal 2002. The amount of losses settled in cash was $7.7 million in fiscal 2003 and $9.4 million in fiscal 2002. In addition, an interest rate hedging strategy may not be effective against the risk that the interest rate spread needed to attract potential buyers of asset-backed securities may widen. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Interest Rate Risk Management."

Competition from other lenders could adversely affect our ability to attain profitable operations and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   The lending markets in which we compete are evolving. Some competitors have been acquired by companies with substantially greater resources, lower cost of funds, and a more established market presence than we have. Government sponsored entities are expanding their participation in our market. In addition, we have experienced increased competition over the Internet, where barriers to entry are relatively low. If these companies or entities increase their marketing efforts to include our market niche of borrowers, we may be forced to reduce the interest rates and fees we currently charge in order to maintain and expand our market share. Any reduction in our interest rates or fees could have an adverse impact on our profitability and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted. As we expand our business further, we will face a significant number of new competitors, many of whom are well established in the markets we seek to penetrate. The profitability of other similar lenders may attract additional competitors into this market.

   The competition in the subprime lending industry has also led to rapid technological developments, evolving industry standards, and frequent releases of new products and enhancements. As loan products are offered more widely through alternative distribution channels, such as the Internet, we may be required to make significant changes to our current retail structure, broker structure and information systems to compete effectively. Our ability to adapt to other technological changes in the industry could have a material adverse effect on our business.

   The need to maintain loan volume in this competitive environment creates a risk of price competition in the subprime lending industry. Competition in the industry can take many forms, including interest rates and costs of a loan, convenience in obtaining a loan, customer service, amount and term of a loan, marketing and distribution channels, and competition in attracting and retaining qualified employees. Price competition would lower the interest rates that we are able to charge borrowers, which would lower our interest income. Price-cutting or discounting reduces profits and will depress earnings if sustained for any length of time. Increased competition may also reduce the volume of our loan originations and result in a decrease in gain on sale from the securitization or sale of such loans which would decrease our income. As a result, any increase in these pricing pressures could have a material adverse effect on our business. See "Business -- Competition."

An economic downturn or recession in the eastern half of the United States could hinder our ability to operate profitably, which would reduce the funds available to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   We currently originate loans primarily in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in decreases in loan originations and increases in delinquencies and foreclosures in our managed portfolio which could negatively impact our ability to sell or securitize loans, hinder our ability to operate profitably, limit the funds available to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. See "--Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock" and "Business -- Lending Activities."

Claims by borrowers or investors in loans could hinder our ability to operate profitably, which would reduce the funds we have available to repay our senior collateralized notes and would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   In the ordinary course of our business, we are subject to claims made against us by borrowers and investors in loans arising from, among other things:

   o losses that are claimed to have been incurred as a result of alleged breaches of fiduciary obligations, misrepresentation, error and omission by our employees, officers and agents (including our appraisers);

   o incomplete documentation; and

   o failure to comply with various laws and regulations applicable to our business.

   If claims asserted, pending legal actions or judgments against us result in legal expenses or liability, these expenses could hinder our ability to operate profitably which would reduce funds available to repay our senior collateralized notes and would negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock. See "Business -- Legal Proceedings."

If we are unable to realize cash proceeds from the sale of loans in excess of the cost to originate the loans, our financial position and our ability to repay the senior collateralized notes upon maturity could be adversely affected and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   The net cash proceeds received from loan sales consist of the premiums we receive on sales of loans in excess of the outstanding principal balance, plus the cash proceeds we receive from securitizations, minus the discounts on loans that we have to sell for less than the outstanding principal balance. If we are unable to originate loans at a cost lower than the cash proceeds realized from loan sales, our results of operations, financial condition, business prospects and ability to repay the senior collateralized notes upon maturity could be adversely affected and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

The amount of our outstanding debt could impair our financial condition, our ability to fulfill our debt obligations and repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   As of September 30, 2003, we had total indebtedness of approximately $797.0 million, comprised of amounts outstanding under our credit facilities, warehouse lines, subordinated debt and capitalized lease obligations. At September 30, 2003, our ratio of total debt and liabilities to equity was approximately 79.4 to 1. At September 30, 2003, we also had availability to incur additional indebtedness of approximately $38.4 million under our revolving warehouse and credit facilities.

   The amount of our outstanding indebtedness could:

   o require us to dedicate a substantial portion of our cash flow to payment on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate requirements;

   o limit our flexibility in planning for, or reacting to, changes in operations and the subprime industry in which we operate; and

   o place us at a competitive disadvantage compared to our competitors that have proportionately less debt.

   If we are unable to meet our debt service obligations, we could be forced to restructure or refinance our indebtedness, seek additional equity capital or sell assets. Our ability to obtain additional financing could be limited to the extent that our interest-only strips, which represent a significant portion of our assets, are pledged to secure existing debt and a portion of the cash flows from our interest-only strips will be pledged to secure the senior collateralized notes. Our inability to obtain financing or sell assets on satisfactory terms could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

Restrictive covenants in the agreements governing our indebtedness may reduce our operating flexibility, limit our ability to operate profitably and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   The agreements governing our credit facilities and warehouse lines of credit contain various covenants that may restrict our ability to:

   o incur other senior indebtedness;

   o engage in transactions with affiliates;

   o incur liens;

   o make certain restricted payments;

   o enter into certain business combinations and asset sale transactions;

   o engage in new lines of business; and

   o make certain investments.

   These restrictions may limit our ability to obtain future financings, make needed capital expenditures, withstand a future downturn in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise. Our credit facilities and warehouse lines of credit also require us to maintain specified financial ratio covenants and satisfy other financial conditions. Our ability to meet those ratio covenants and conditions can be affected by events beyond our control, such as interest rates and general economic conditions.

   Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. As a result of the loss experienced during fiscal 2003, we were not in compliance with the terms of certain of the financial covenants under two of our principal credit facilities (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million) and we requested and obtained waivers of these requirements from our lenders. The lender under the $50.0 million warehouse credit facility has granted us a waiver for our non-compliance with a financial covenant in that credit facility through September 30, 2003. This facility was amended to reduce the available credit to $8.0 million and the financial covenants were replaced with new covenants. We also entered into an amendment to the $200.0 million credit facility which provides for the waiver of our non- compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. We entered into subsequent amendments to this credit facility which extended the expiration date of this facility until October 17, 2003. The loans held in this facility were transferred to the refinanced mortgage conduit described under "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview -- Remedial Steps Taken to Address Liquidity Issues."

   We requested and obtained waivers or amendments to our credit facilities to address our non-compliance with certain financial covenants as of September 30, 2003 in light of the loss for the first quarter of fiscal 2004 and our inability to obtain a second credit facility totaling at least $200.0 million by October 8, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities." As a result of our future anticipated losses, we anticipate that we will also need to obtain additional waivers in future periods from our lenders for our non-compliance with any financial covenants but we cannot give you any assurances as to whether or in what form these waivers will be granted.

   The terms of our new $200.0 million credit facility, as amended, require, among other things, that our registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003 and that we have a minimum net worth of $25.0 million at October 31, 2003 and November 30, 2003. We obtained a waiver from the lender under this $200.0 million facility which extended the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. This lender also agreed to waive our required minimum net worth level at October 31, 2003. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources -- Credit Facilities."

   Our breach of our financial covenants under our revolving credit facilities could result in a default under the terms of those facilities, which could cause that indebtedness and other senior indebtedness, by reason of cross- default provisions in such indebtedness, to become immediately due and payable. Our failure to repay those amounts could result in a bankruptcy proceeding or liquidation proceeding or our lenders could proceed against the collateral granted to them to secure that indebtedness. If the lenders under the credit facilities and warehouse lines of credit accelerate the repayment of borrowings, we may not have sufficient cash to repay our indebtedness and may be forced to sell assets on less than optimal terms and conditions. See "- Since senior collateralized notes are junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, to the extent the collateral securing such debt is not adequate, holders of senior collateralized notes would be repaid only if funds remain after the repayment of our senior debt."

We are dependent on financial institutions and brokers for 42.5% of our loan production and our failure to maintain these relationships could negatively impact the volume and pricing of our loans, adversely affect our results of operations and ability to repay senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

   We depend on financial institutions who enter into agreements with us under the Bank Alliance Services program and brokers for 42.5% of our loan originations. Moreover, our total loan purchases from Bank Alliance Services lenders, historically, have been highly concentrated. Our top three financial institutions under the Bank Alliance Services program accounted for approximately 96.6% of our loan volume from the Bank Alliance Services program and 33.3% of our total volume for the three months ended September 30, 2003. As a result of our inability to originate loans at previous levels during the first quarter of fiscal 2004, our relationships with brokers were adversely affected. In addition, our short term plan to increase loan originations requires creating an expanded broker initiative. Further, our competitors also have relationships with our brokers and other lenders, and actively compete with us in our efforts to expand our broker and Bank Alliance networks. Accordingly, we cannot assure you that we will be successful in maintaining our existing relationships or expanding our broker and Bank Alliance networks which could negatively impact the volume and pricing of our loans, which could have a material adverse effect on our results of operations and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock.

Some of our warehouse financing agreements include margin calls based on the lender's opinion of the value of our loan collateral. An unanticipated large margin call could adversely affect our liquidity and our ability to repay the senior collateralized notes upon maturity, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   The amount of financing we receive under our warehouse agreements depends in large part on the lender's valuation of the mortgage loans that secure the financings. Each warehouse line provides the lender the right, under certain circumstances, to reevaluate the loan collateral that secures our outstanding borrowings at any time. In the event the lender determines that the value of the loan collateral has decreased, it has the right to initiate a margin call. A margin call would require us to provide the lender with additional collateral or to repay a portion of the outstanding borrowing. Any such margin call could have a material adverse effect on our results of operations, financial condition and business prospects and our ability to repay the senior collateralized notes upon maturity, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could hinder our ability to operate profitably and limit the funds available to repay our senior collateralized notes, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   Our ability to foreclose on the real estate collateralizing our loans may be limited by environmental laws which pertain primarily to commercial properties that require a current or previous owner or operator of real property to investigate and clean up hazardous or toxic substances or chemical releases on the property. In addition, the owner or operator may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and cleanup costs relating to the contaminated property. While we would not knowingly make a loan collateralized by real property that was contaminated, we may not discover the environmental contamination until after we had made the loan or after we had foreclosed on a loan. If we foreclosed upon a property and environmental liabilities subsequently arose, we could face significant liability.

   Since the commencement of our operations, there have been approximately eight instances where we have determined not to foreclose on the real estate collateralizing a delinquent loan because of environmental considerations. None are currently under administration. Any losses we sustained on these loans did not have a material adverse effect on our profitability.

   In addition to federal or state laws, owners or former owners of a contaminated site may be subject to common law claims, including tort claims, by third parties based on damages and costs resulting from environmental contamination migrating from the property. Other environmental considerations, such as pervasive mold infestation of real estate securing our loans, may also restrict our ability to foreclose on delinquent loans. See "Business -- Loan Servicing and Administrative Procedures."

Terrorist attacks in the United States may cause disruption in our business and operations and other attacks or acts of war may adversely affect the markets in which our common stock trades, the markets in which we operate, our ability to operate profitably and our ability to repay our senior collateralized notes may be impaired, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

   Terrorists' attacks in the United States in September 2001 caused major instability in the United States financial markets. These attacks or new events and responses on behalf of the U.S. government may lead to further armed hostilities or to further acts of terrorism in the U.S. which may cause a further decline in the financial market and may contribute to a further decline in economic conditions. These events may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debt, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent we experience an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably, to effect whole loan sales and to effectively hedge our loan portfolio against market interest rate changes. Should these disruptions and unusual activities occur, our ability to operate profitably and cash flow could be reduced and our ability to make principal and interest payments on our senior collateralized notes could be impaired, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted.

If many of our borrowers become subject to the Soldiers' and Sailors' Civil Relief Act of 1940, our cash flows and interest income may be adversely affected which would negatively impact our ability to repay our senior collateralized notes and would negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock.

   Under the Soldiers' and Sailors' Civil Relief Act of 1940, a borrower who enters military service after the origination of his or her loan generally may not be charged interest above an annual rate of six percent. Additionally, this Relief Act may restrict or delay our ability to foreclose on an affected loan during the borrower's active duty status. The Relief Act also applies to a borrower who was on reserve status and is called to active duty after origination of the loan. A significant mobilization by the U.S. Armed Forces could increase the number of our borrowers who are the subject of this Relief Act, thereby reducing our cash flow and the interest payments we collect from those borrowers, and in the event of default, delaying or preventing us from exercising the remedies for default that otherwise would be available to us.

We are subject to losses due to fraudulent and negligent acts on the part of loan applicants, mortgage brokers, other vendors and our employees which could hinder our ability to operate profitably and impair our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock.

   When we originate mortgage loans, we rely heavily upon information supplied by third parties including the information contained in the loan application, property appraisal, title information and employment and income documentation. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected. Whether a misrepresentation or fraudulent act is made by the loan applicant, the mortgage broker, another third party or one of our employees, we generally bear the risk of loss. A loan subject to a material misrepresentation or fraudulent act is typically unsaleable or subject to repurchase if it is sold prior to detection, such persons and entities are often difficult to locate and it is often difficult to collect any monetary losses we have suffered from them.

   We have controls and processes designed to help us identify misrepresented or fraudulent information in our loan origination operations. We cannot assure you, however, that we have detected or will detect all misrepresented or fraudulent information in our loan originations.

                           FORWARD-LOOKING STATEMENTS


   Some of the information in this offer to exchange or the documents incorporated by reference in this offer to exchange may contain forward- looking statements. You can identify these statements by words or phrases such as "will likely result," "may," "are expected to," "will continue to," "is anticipated," "estimate," "believes," "projected," "intends to" or other similar words. These forward-looking statements regarding our business and prospects are based upon numerous assumptions about future conditions, which may ultimately prove to be inaccurate. Actual events and results may materially differ from anticipated results described in those statements. Forward-looking statements involve risks and uncertainties described under "Risk Factors" as well as other portions of the offer to exchange, which could cause our actual results to differ materially from historical earnings and those presently anticipated. When considering forward-looking statements, you should keep these risk factors in mind as well as the other cautionary statements in this offer to exchange. You should not place undue reliance on any forward-looking statement.


                                 USE OF PROCEEDS


   We will not receive any cash proceeds from the issuance of the senior collateralized notes and shares of Series A preferred stock offered in this exchange offer. We will receive the investment notes in consideration for issuing the senior collateralized notes and/or shares of Series A preferred stock. The investment notes surrendered in exchange for the senior collateralized notes and shares of Series A preferred stock will be retired and cancelled and cannot be reissued.

                                 CAPITALIZATION


   The following table sets forth our capitalization as of September 30, 2003 and does not give effect to the exchange offer. You should read this information in conjunction with our consolidated financial information and the accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offer to exchange. See "This Exchange Offer -- Financial Impact of the Exchange Offer" for additional information regarding the impact of the exchange offer on our balance sheet.



                                                                         September 30,
                                                                             2003
                                                                         -------------
      (dollar amounts in thousands)                                       (unaudited)
      Indebtedness
       Warehouse lines and other notes payable.......................      $109,410
       Subordinated debt.............................................       687,585
      Stockholders' equity
      Preferred stock, par value $.001, authorized 3,000,000 shares,
       issued and outstanding, none..................................         --
      Common stock, par value $.001, authorized 9,000,000 shares, issued 3,653,165 shares (including Treasury shares of 706,273)
       at September 30, 2003 and June 30, 2003.......................             4
      Additional paid-in capital.....................................        23,985
      Accumulated other comprehensive income.........................        10,561
      Retained earnings (deficit)....................................       (13,164)
      Treasury stock, at cost........................................        (8,964)
                                                                           --------
                                                                             12,422
      Note receivable................................................          (600)
                                                                           --------
      Total stockholders' equity.....................................        11,822
                                                                           --------
      Total Capitalization...........................................      $808,817
                                                                           ========

   At September 30, 2003, the book value per common share was $4.01.

                               THIS EXCHANGE OFFER


   This section describes our proposed exchange offer. While we believe that the description covers the material terms of this exchange offer, this summary may not contain all the information that is important to you. You should read the entire offer to exchange and the other documents we refer to or incorporate by reference carefully for a more complete understanding of this exchange offer.

Purpose of this Exchange Offer

   We are making this exchange offer to reduce the amount of our outstanding debt and to increase our stockholders' equity.

Securities Offered in this Exchange Offer

   You can select the form of consideration that you will receive for each $1,000 in principal amount of your investment notes from the following two options:

   Option 1:

   o $500 in principal amount of senior collateralized notes having interest rates equal to 10 basis points above the current interest rates in the investment notes tendered; and

   o 500 shares of the Series A preferred stock.

                                       OR

   Option 2:

   o 1,000 shares of the Series A preferred stock.


   You do not have to tender all of your investment notes to participate in this exchange offer. We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized notes. If Option 2 is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00. You may withdraw your tender of investment notes or change your choice of consideration options at any time before the expiration of this exchange offer. If the exchange offer is extended beyond December 31, 2003 and you tender your investment notes after the initial closing, you may withdraw your tender of investment notes or change your choice of new securities at any time before the expiration of the extended tender offer.

No Proration of Investment Notes

   If, at the expiration date, holders of investment notes have validly tendered and not withdrawn more than $200,000,000 in aggregate principal amount of investment notes for new securities, then only the first $200,000,000 of investment notes validly tendered to the exchange agent will be exchanged. Investment notes tendered for new securities that are not accepted because the aggregate amount tendered exceeds $200,000,000 will be returned to the holder if in certificated form. Holders of book-entry investment notes will be notified by mail if their tenders are not accepted.


Conditions to this Exchange Offer

   This exchange offer is subject to the following conditions:

   o approval by our stockholders of a proposal to amend and restate our certificate of incorporation to increase the number of authorized shares of common and preferred stock and to authorize the issuance of the Series A preferred stock and common stock issuable upon the conversion of the Series A preferred stock, as required under applicable provisions of the NASDAQ rules;

   o compliance of this exchange with applicable laws and interpretations of the staff of the SEC, including the Form T-3 being declared effective by the SEC;

   o compliance of this exchange offer with all applicable state securities or "blue sky" laws;

   o no litigation shall have been instituted or threatened or law enacted that could prohibit this exchange offer, materially adversely affect our business, or limit the tax deductibility of interest on the senior collateralized notes, or materially impair the benefits to us of this exchange offer.

   o no event shall have occurred affecting our business that would reasonably be expected to prohibit, prevent or significantly delay this exchange offer or materially impair the benefits of this exchange offer; and

   o after the date of this offer to exchange, no tender or exchange offer for our equity securities or any business combination involving us shall have been proposed or announced or have occurred.


   All conditions to this exchange offer must be satisfied or waived (other than legal requirements that cannot be waived by us) on or before the expiration date for this exchange offer. Subject to the satisfaction or waiver (other than legal requirements that cannot be waived by us) of the conditions, we will accept for exchange the first $200,000,000 in aggregate principal amount of investment notes that are validly tendered and not withdrawn at any time before 5:00 p.m., Philadelphia, Pennsylvania time, on the expiration date of this exchange offer. Failure by us to enforce any conditions will not be considered a waiver of that condition.

   The consummation of the exchange offer is not contingent upon any minimum number of investment notes tendered. We intend to close the exchange offer on the expiration date, unless extended, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve to right to effect multiple closings commencing on December 31, 2003.

Financial Impact of the Exchange Offer

   The effects of every $1,000,000 of existing investment notes exchanged by investment note holders and the effects of the issuance of Series A preferred stock under tender Option 1 and tender Option 2 are presented below. The effects on our consolidated balance sheet at September 30, 2003 assume that the exchange offer had occurred on September 30, 2003. The effects on our consolidated income statements for the three months ended September 30, 2003 and the year ended June 30, 2003 assume that the exchange offer had occurred on July 1, 2002. Interest expense has been reduced at an average interest rate of 8.73% on the amount of existing subordinated debt retired in the exchange offer and has been increased at an average interest rate of 8.83% on the amount of senior collateralized notes issued in the exchange offer.

   The effect on our consolidated balance sheet at September 30, 2003 and the consolidated income statements for the three months ended September 30, 2003 and the year ended June 30, 2003 for every $1,000,000 of investment notes that are exchanged for $500,000 of senior collateralized notes and 500,000 shares of Series A preferred stock under tender Option 1 would have been as follows (in thousands):

      Consolidated Balance Sheet
       --------------------------
      Subordinated debt............................................    $(1,000)
      Senior collateralized notes..................................        500
      Total liabilities............................................       (500)
      Series A preferred stock.....................................          1
      Capital surplus..............................................        499
      Total stockholders' equity...................................        500



      Consolidated Statements of Income       Three Months Ended    For the Year Ended
       ---------------------------------      September 30, 2003      June 30, 2003
                                              ------------------    ------------------
      Decrease in interest expense ........          $(11)                 $(43)
      Decrease in net loss ................             7                    27
      Increase in preferred stock
       dividends ..........................            13                    50
      Increase in net loss attributable to
       common stockholders ................            (6)                  (23)

   The effect on our consolidated balance sheet at September 30, 2003 and the consolidated income statements for the three months ended September 30, 2003 and the year ended June 30, 2003 for every $1,000,000 of investment notes that are exchanged for 1,000,000 additional shares of Series A preferred stock under tender Option 2 would have been (in thousands):

      Consolidated Balance Sheet
       --------------------------
      Subordinated debt.............................................    $(1,000)
      Total liabilities.............................................     (1,000)
      Series A preferred stock......................................          1
      Capital surplus...............................................        999
      Total Stockholders' Equity....................................      1,000


      Consolidated Statements of Income       Three Months Ended    For the Year Ended
       ---------------------------------      September 30, 2003      June 30, 2003
                                              ------------------    ------------------
      Decrease in interest expense ........          $(22)                 $(88)
      Decrease in net loss ................            14                    55
      Increase in preferred stock
       dividends ..........................            25                   100
      Increase in net loss attributable to
       common stockholders ................           (11)                  (45)

Background of this Exchange Offer

   As of September 30, 2003, we had issued and sold $1.4 billion in principal amount of investment notes in a series of public offerings for cash. The proceeds of these offerings were utilized to fund our operations. As of September 30, 2003, we had $687.6 million of investment notes outstanding. The investment notes had a weighted-average interest rate of 8.78% and a weighted average maturity of 19.9 months. As of September 30, 2003, we had stockholders' equity of $11.8 million and a debt (including subordinated debt and warehouse facilities) to equity ratio of 67.4:1.

Adoption by the Board of Directors

   On November 25, 2003, our Board of Directors, after consideration of relevant factors and full discussion, approved this exchange offer on the terms described in this offer to exchange. The factors considered included the state of the economy, industry trends, financial markets, regulatory conditions and our financial condition, results of operations, liquidity, sources and uses of capital, current business and related developments, business strategy, need for additional equity, financial alternatives, and related risk factors.

No Board Recommendation

   Our Board of Directors expresses no opinion and is remaining neutral regarding any recommendation to you whether or not to tender any or all of your investment notes under this exchange offer because the risks and benefits to you will depend on your particular situation or status. The Board of Directors has not obtained a fairness opinion from any financial advisor about the fairness of the exchange to you or to us. In addition, we have not authorized anyone to make a recommendation regarding this exchange offer. You must make your own decision whether to tender any or all of your investment notes and the likely value of the senior collateralized notes and the Series A preferred stock, your liquidity needs and your investment objectives.

Period for Tendering Investment Notes

   As set forth in this exchange offer and offer to exchange and in the accompanying letter of transmittal, we will accept for exchange up to $200,000,000 of investment notes that are properly tendered on or prior to the expiration date and not withdrawn as permitted below. The term "expiration date" means 5:00 p.m., Philadelphia, Pennsylvania time on December 31, 2003. However, if we extend the period of time for which this exchange offer is open, the term "expiration date" means the latest time and date to which this exchange offer is extended. We intend to close the exchange offer on the expiration date, unless extended, regardless of the amount of investment notes tendered. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing on December 31, 2003.

   We expressly reserve the right, at any time or from time to time, to extend the period of time during which this exchange offer is open, and thereby delay acceptance for exchange of any investment notes, by announcing an extension of this exchange offer as described below. During any extension, all investment notes previously tendered will remain subject to this exchange offer and may be accepted for exchange by us. Any investment notes not accepted for exchange for any reason will be returned, if certificated, without expense to the tendering owner as promptly as practicable after the expiration or termination of this exchange offer. Holders of any investment notes in book-entry form not accepted for exchange for any reason will be notified as promptly as practicable after the expiration or termination of this exchange offer.

   We also expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions to this exchange offer have been satisfied, subject to applicable law, to:


     o    delay the acceptance of the investment notes for exchange;

     o terminate this exchange offer and promptly return all investment notes tendered to us;

     o extend the expiration date and retain all investment notes that have been tendered, subject to the right of owners of investment notes to withdraw their tendered investment notes;

     o refuse to accept the investment notes and promptly return all investment notes that have been tendered to us;

     o waive any condition or otherwise amend the terms of this exchange offer in any respect; or

     o extend the expiration date, accept tendered investment dates for exchange and consummate such exchanges on multiple closing dates commencing on December 31, 2003.

Any extension, amendment or termination will be followed as promptly as required by applicable laws and regulations by notice to the holders of the investment notes.

   In our sole discretion, we will decide whether to exercise our right to extend the expiration date for this exchange offer. Tendered investment notes may be withdrawn at any time on or prior to the expiration date.

Procedures for Exchanging Investment Notes

   We contemplate that the senior collateralized notes will be issued in book-entry form. Upon our acceptance of your investment note in the exchange offer, we will credit your senior collateralized note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized note. If the investment note you tendered was issued in uncertificated form, we will make the appropriate reduction to your investment note account to reflect the cancellation of all or a portion of the investment note tendered. If the investment note tendered by you was issued in certificated form, we will credit your senior collateralized note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized notes and we will forward the certificate representing the investment note to the trustee for cancellation.

   Certificates for shares of Series A preferred stock will be sent to you by the transfer agent. If you have any questions or need assistance in tendering your investment notes, please call us. Our address and contact details appear in the section entitled "Exchange Agent" below.

   Only Holders of Record Are Authorized to Tender Their Investment Notes for Exchange. If you wish to tender investment notes in this exchange offer and you hold your investment notes through a dealer, commercial bank, trust company or other nominee, you should contact them promptly regarding the procedures to follow to tender your investment notes. If you wish to exchange investment notes in this exchange offer on your own behalf, you must, before completing and signing the letter of transmittal and delivering the investment notes, make appropriate arrangements to register the ownership of the investment notes in your name.

   Tender of Investment Notes Held Through a Custodian. If your investment notes are held of record by a dealer, commercial bank, trust company or other nominee, you must instruct the holder of record to tender your investment notes on your behalf by having the letter of transmittal executed by you and the custodian.

   Delivery of Letters of Transmittal, Certificated Investment Notes and Other Documents. Investment notes issued prior to November 1, 1999 were issued in certificated form and the holder received a note or certificate evidencing this indebtedness. In order to tender these investment notes, you should send the certificate(s) for investment notes for cancellation and exchange, the letter of transmittal and other required documentation only to us, as the exchange agent, and not to any other person. The delivery of the certificate(s) for investment notes, the letter of transmittal, any required signature guarantees and all other required documents is at the election and risk of the person tendering investment notes and delivering the certificate(s), the letter of transmittal and other documents. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent and therefore risk of loss and title to the investment notes, if certificated, will pass only upon delivery of the certificate(s) for the investment notes to us, or the exchange agent. If delivery is by mail, we recommend that the holder use registered mail with return receipt requested, and that the mailing be made sufficiently in advance of the expiration date to assure timely delivery to the exchange agent.

   Except as provided below, unless the investment notes being tendered for exchange are deposited with the exchange agent on or before the expiration date, accompanied by a properly completed and duly executed letter of transmittal, we may, at our option, treat the tender of the investment notes as defective for purposes of the right to exchange pursuant to this exchange offer. Exchange of the investment notes will be made only against deposit of the tendered investment notes, if certificated, and delivery of all other required documents.

   Upon delivery of the certificate(s) representing the investment notes, if certificated, for cancellation and exchange to the exchange agent together with the letter of transmittal duly executed and completed in accordance with its instructions (or just a duly executed and completed letter of transmittal in the case of book-entry investment notes), the holder of such investment notes will be entitled to receive in exchange therefor a credit for the senior collateralized notes issued in this exchange offer on our book-entry registration and transfer system and a certificate or certificates representing the number of shares of Series A preferred stock which the holder has elected to receive in exchange for the investment notes. The certificate(s) for certificated investment notes so surrendered will be cancelled. Holders of certificated investment notes should send in their certificate(s) representing investment notes only with a letter of transmittal.

   In the event that any certificate for investment notes has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed and, if we require, the posting by such person of a bond in such reasonable amount as we may direct as indemnity against any claim that may be made against us with respect to such certificate, we will, in exchange for such lost, stolen or destroyed certificate, credit your account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized notes and the transfer agent will issue the certificate(s) representing the number of shares of Series A preferred stock which the holder has elected in exchange for the investment notes.

   Delivery of Letters of Transmittal for Investment Notes Issued in Uncertificated Form. Investment notes issued from November 1, 1999 to March 31, 2003 were issued in book-entry form and as a result, the holders did not receive physical delivery of a note or certificate evidencing such indebtedness. As a result, holders of uncertificated investment notes, wishing to tender all or a portion of such investment notes for cancellation and exchange should send the letter of transmittal and other documentation required to us, as the exchange agent, and not to any other person. Delivery of physical certificates or notes is not required, however, the letter of transmittal must clearly indicate the amount, interest rate, and term of the uncertificated note the holder intends to tender. Delivery of the letter of transmittal, any required signature guarantee and all other required documents are at the election and risk of the person delivering such documents. Except as otherwise provided in the letter of transmittal, delivery will be deemed made only when actually received by the exchange agent. If delivery is to be made by mail, we recommend that the holder use registered mail with return receipt requested.

   Upon delivery of the letter of transmittal duly executed and completed in accordance with its instructions to the exchange agent on or before the expiration date, the holder of the uncertificated investment notes will be entitled to receive in exchange therefor a credit for the senior collateralized notes issued in this exchange offer on our book-entry registration and transfer system and a certificate or certificates representing the number of shares of Series A preferred stock which the holder has elected to receive in exchange for the investment notes.

   Signature Guarantees. We reserve the right to require signatures on all letters of transmittal to be guaranteed by a recognized participant in the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program.

   Determination of Validity. We will determine in our sole discretion all questions as to the validity, form, eligibility, including time or receipt, and acceptance and withdrawal of tendered investment notes. We reserve the absolute right to reject any and all investment notes not properly tendered or any investment notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular investment notes either before or after the expiration date. Our interpretation of the terms and conditions of this exchange offer, including the instructions in the letter of transmittal, will be final and binding, on all parties. Unless waived, any defects or irregularities in connection with tenders of investment notes must be cured within a time period that we will determine. Neither we nor any other person will have any duty or will incur any liability for failure to give such notification. Tenders of investment notes will not be considered to have been made until any defects or irregularities have been cured or waived. Any certificated investment notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been timely cured or waived will be returned by the exchange agent to the tendering owners, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date. Holders of book-entry investment notes not properly tendered, as to which defects or irregularities have not be timely cured or waived will be notified by mail that their tender has not been accepted, unless otherwise provided in the letter of transmittal, as soon as practicable following the expiration date.

   We reserve the right in our sole discretion to accept tenders in increments of less than $1,000. In the event we elect to accept tenders of investment notes in increments of less than $1,000, no fractional shares of Series A preferred stock will be issued. As a result, amounts tendered of less than $2.00 will be allocated to the senior collateralized notes. If the option to receive only shares of Series A preferred stock is selected, tenders in increments of less than $1,000 will not be accepted in increments of less than $1.00.

   Backup Federal Income Tax Withholding. To prevent backup federal income tax withholding, you must provide us with your current taxpayer identification number and certify that you are not subject to backup federal income tax withholding by completing Form W-9 included in the letter of transmittal or Form W-8, which we can send to you upon request.

Withdrawals of Tenders

   You may withdraw tenders of investment notes at any time on or prior to the expiration of this exchange offer, but the exchange consideration will not be payable in respect of investment notes that are withdrawn. If the exchange offer is extended beyond December 31, 2003 and you tender your investment notes after the initial closing, you may withdraw your tender of investment notes or change your choice of new securities at any time before the expiration of the extended tender offer.

   Except as otherwise provided in this offer to exchange, tenders of investment notes may be withdrawn at any time prior to 5:00 p.m., Philadelphia, Pennsylvania time on the expiration date.

   For a withdrawal of tendered investment notes to be effective, a written notice of withdrawal must be received by the exchange agent on or prior to the expiration of this exchange offer at the address set forth below under "-- Exchange Agent." Any notice of withdrawal must:

   o specify the name of the person who tendered the investment notes to be withdrawn;

   o identify the investment notes to be withdrawn, if in the certificated form, or the name and number of the account on our book-entry registration and transfer system to be credited; and


   o be signed by the holder in the same manner as the original signature on the letter of transmittal by which the investment notes were tendered, including any required signature guarantees, or be accompanied by documents of transfer sufficient to have the trustee or other applicable person register transfer of the investment notes into the name of the person withdrawing the tender.

   If you have tendered your investment notes through a custodian but wish to withdraw them, you must withdraw your tender through the custodian prior to the expiration of this exchange offer.

   All questions as to the validity, form and eligibility, including time or receipt, of notices of withdrawal will be determined by us. Our determination will be final and binding on all parties. Any investment notes withdrawn will be deemed not to have been validly tendered for purposes of this exchange offer and no senior collateralized notes or shares of Series A preferred stock will be issued in exchange unless the investment notes so withdrawn are validly tendered again. Any certificated investment notes which have been tendered but which are effectively withdrawn will be returned by the exchange agent to the appropriate party, without expense to the withdrawing person as soon as practicable after withdrawal. Properly withdrawn investment notes may be retendered by following one of the procedures described above under "-- Procedures for Exchanging Investment Notes" at any time prior to the expiration date.

Interest on Investment Notes and Senior Collateralized Notes and Dividends on Series A Preferred Stock

   With respect to investment notes where the holders elected periodic interest payments (as opposed to payment of interest at maturity of the investment note), all periodic payments of interest on the investment notes have been made when due since the investment notes were issued. The last periodic payment of interest on such investment notes will be made on December 31, 2003 (or the closing date of the exchange of an investment note if such closing date occurs after December 31, 2003). This payment will cover accrued interest, if any, at the stated interest rate due through December 31, 2003 or through such later closing date.

   Effective January 1, 2004 (or the closing date of the exchange of an investment note if such closing date occurs after December 31, 2003) through the maturity date of senior collateralized notes, the payment of interest on the senior collateralized notes will be made pursuant to the same periodic payment terms as interest was paid under the terms of the investment notes. Effective January 1, 2004 (or the closing date of the exchange of an investment note if such closing date occurs after December 31, 2003) until the maturity date of senior collateralized notes, we will pay the interest on such notes at the rate equal to 10 basis points above the current interest rate on the investment notes.

   With respect to investment notes tendered with interest payable upon maturity, interest on the senior collateralized notes issued in exchange for such securities will be payable upon maturity.

   With respect to remaining principal amounts of the investment notes not tendered, accrued but unpaid interest due at maturity of the investment notes will continue to accrue and will be payable pursuant to the terms of the investment notes.

   Quarterly dividend payments will be $0.025 per share (equivalent to $.10 per share annually or 10.0% of the original liquidation value) of the Series A preferred stock. Dividend payments on the Series A preferred stock will be payable on the payment date to stockholders of record as of the end of each calendar quarter. The payment date shall be two weeks following the end of each calendar quarter, but may be extended by us to a date not later than 90 days after the end of each calendar quarter. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as the shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all dividends accrued and unpaid on the shares of the Series A preferred stock have been paid in full.

Amendment of this Exchange Offer

   We reserve the right to amend this exchange offer, in our sole discretion, to:

       o delay the acceptance of your investment notes for exchange;

       o terminate this exchange offer and promptly return all investment notes tendered to us;

       o extend the expiration date and retain all investment notes that have been tendered, subject to the rights of owners of the investment notes to withdraw their investment notes;

       o refuse to accept the investment notes and promptly return all investment notes that have been tendered to us; or

       o waive any condition to, or otherwise amend the terms of, this exchange offer in any respect and accept all properly tendered investment notes that have not been withdrawn.

   We reserve the right, in our sole discretion, to reduce the amount of investment notes that we will exchange under this exchange offer. We may also change the consideration that we are offering. If we change the consideration that we are offering, or decrease the amount of investment notes being sought, we will give at least 10 business days' notice of the change. If that is less than the time remaining before the expiration date, the expiration date will be extended until a date that is no earlier than the 10th business day after the announcement.

   Following any delay in acceptance, extension, termination or amendment, we will notify all holders of the investment notes. In the case of an extension, we will provide notice no later than the next business day after the previously scheduled expiration date. In the event we elect to extend the exchange offer, we reserve the right to effect multiple closings commencing on December 31, 2003.

Future Transactions Involving Investment Notes

   We reserve the right, in our sole discretion and if we are so permitted by the terms of our indebtedness, to purchase or make offers for any investment notes that remain outstanding after the expiration date of this exchange offer. To the extent permitted by applicable law and regulation, we may make these purchases, if any, in privately negotiated transactions, or in additional exchange offers. The terms of these purchases, if any, could differ from the terms of this exchange offer. It is possible that future purchases, if any, of investment notes may be on less or more favorable terms than the terms offered in this exchange offer. We make no promises that we will purchase or make offers for any investment notes that remain outstanding after the expiration date of this exchange offer.

"Blue Sky" Compliance

   We are making this exchange offer to all holders of investment notes issued prior to April 1, 2003. We are not aware of any jurisdiction in which the making of this exchange offer is not in compliance with applicable law. If we become aware of any jurisdiction in which the making of this exchange offer would not be in compliance with applicable law, we will make a good faith effort to comply with any such law. If, after such good faith effort, we cannot comply with any such law, this exchange offer will not be made to, nor will tenders of investment notes be accepted from or on behalf of, the holders of investment notes residing in such jurisdiction.

Exchange Agent

   We will act as the exchange agent for this exchange offer. All executed letters of transmittal and any other required documents should be sent or delivered to us at one of the addresses set forth below. Questions and requests for assistance in completing documentation should be directed to us, addressed as follows: (i) for hand delivery, registered mail or overnight courier:
American Business Financial Services, Inc., Attn: Exchange Agent, The Wanamaker Building, 100 Penn Square East, Philadelphia, PA 19107; and (ii) for regular mail: American Business Financial Services, Inc., Attn: Exchange Agent, P.O. Box 11716, Philadelphia, PA 19101-9928; telephone: 1-800-597-7004.

   Delivery of a letter of transmittal to an address other than that for the exchange agent as set forth above does not constitute a valid delivery of a letter of transmittal.

Financial Advisor

   On November 14, 2003, we retained MidMarket Capital Advisors, LLC as our financial advisor with respect to certain matters, including this exchange offer of the investment notes. We will pay MidMarket Capital Advisors, LLC a fee of $25,000 for its services as financial advisor plus a financial advisory fee based on an hourly rate for the individuals providing such services ranging from $150 to $495 per hour. MidMarket Capital Advisors, LLC is eligible to receive compensation for its expenses not to exceed $10,000 without our prior written approval. The foregoing fee is not contingent upon the consummation of the exchange offer. In addition, we will reimburse MidMarket Capital Advisors, LLC for its reasonable out-of-pocket expenses. We have also agreed to indemnify MidMarket Capital Advisors, LLC against certain expenses and liabilities, including liabilities under federal securities laws. Pursuant to an engagement letter entered into by us and MidMarket Capital Advisors, LLC, MidMarket Capital Advisors, LLC may provide other investment banking and financial advisory services to us and our subsidiaries for which it may receive additional customary fees and expense reimbursement.

Fees and Expenses

   We will bear the expenses of soliciting tenders for this exchange offer. We are making the principal solicitation by mail. However, where permitted by applicable law, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees who will not receive any bonus or other special compensation, in addition to their respective regular salaries, in connection with the exchange offer. The solicitation activities of our officers and regular employees will be only incidental to their respective regular duties.

   We will pay the cash expenses to be incurred in connection with this exchange offer that are estimated in the aggregate to be approximately $400,000. Such expenses include, among others, fees and expenses of the trustee, accounting and legal fees and printing costs.

Transfer Taxes

   We will pay or cause to be paid any transfer taxes with respect to the transfer of the investment notes to us in connection with the exchange offer. If the senior collateralized notes and/or shares of the Series A preferred stock are to be issued to any person other than the registered owners of the investment notes tendered, or if the investment notes tendered are registered in the name of any person, other than the person signing the letter of transmittal, the amount of transfer taxes, whether imposed on the registered holder of the investment notes tendered or such other person, payable on that transfer to such other person will reduce the principal amount of the senior collateralized notes and/or reduce the number of shares of the Series A preferred stock issued unless we receive satisfactory evidence of the payment of such taxes or exemption from such taxes.

Federal Tax Considerations

   See "Federal Income Tax Consequences of This Exchange Offer" for a discussion of the federal tax consequences to holders of investment notes acquiring, owning, and disposing of senior collateralized notes or shares of Series A preferred stock.

Appraisal Rights

   You will not have any right to dissent and receive appraisal of your investment notes in connection with this exchange offer.

                             SELECTED FINANCIAL DATA


   You should consider our selected consolidated financial information set forth below together with the more detailed consolidated financial statements, including the related notes, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this offer to exchange. Also see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed REO to our balance sheet.


                                                        Three Months Ended
                                                           September 30,                       Year Ended June 30,
                                                        ------------------    -----------------------------------------------------
                                                          2003       2002       2003       2002        2001        2000       1999
                                                        --------   -------    --------   --------    --------    --------   -------
Statement of Income Data:                                                  (In thousands, except per share data)
Revenues:
 Gain on sale of loans and leases:
   Securitizations..................................    $    799   $58,011    $170,950   $185,580    $128,978    $ 90,380   $64,490
   Whole loan sales.................................       2,921        35         655      2,448       2,742       1,717     2,272
 Interest and fees..................................       4,653     4,133      19,395     18,890      19,840      17,683    14,281
 Interest accretion on interest-only strips.........      11,109    10,747      47,347     35,386      26,069      16,616     2,021
 Other..............................................         719     1,541       3,059      5,597       5,707       4,250     3,360
                                                        --------   -------    --------   --------    --------    --------   -------
Total revenues......................................      20,201    74,467     241,406    247,901     183,336     130,646    86,424
Total expenses(a)...................................      62,569    71,327     290,426    234,351     170,151     120,284    64,573
                                                        --------   -------    --------   --------    --------    --------   -------
Operating income (loss) before income taxes.........     (42,368)    3,140     (49,020)    13,550      13,185      10,362    21,851
Income tax expense (benefit)........................     (16,100)    1,319     (19,118)     5,691       5,274       3,938     7,763
                                                        --------   -------    --------   --------    --------    --------   -------
Income (loss) before cumulative effect of a change
  in accounting principle...........................     (26,268)    1,821     (29,902)     7,859       7,911       6,424    14,088
Cumulative effect of a change in accounting
  principle.........................................          --        --          --         --         174          --        --
                                                        --------   -------    --------   --------    --------    --------   -------
Net income (loss)...................................    $(26,268)  $ 1,821    $(29,902)  $  7,859    $  8,085    $  6,424   $14,088
                                                        ========   =======    ========   ========    ========    ========   =======
Per Common Share Data:
Income (loss) before cumulative effect of a change
  in accounting principle(b):
 Basic earnings (loss) per common share.............    $  (8.91)  $  0.64    $ (10.25)  $   2.68    $   2.08    $   1.55   $  3.16
 Diluted earnings (loss) per common share...........       (8.91)     0.61      (10.25)      2.49        2.04        1.51      3.07
Net income (loss):
 Basic earnings (loss) per common share.............    $  (8.91)  $  0.64    $ (10.25)  $   2.68    $   2.13    $   1.55   $  3.16
 Diluted earnings (loss) per common share...........       (8.91)     0.61      (10.25)      2.49        2.08        1.51      3.07
Cash dividends declared per common share............          --      0.08        0.32       0.28        0.26        0.25      0.14

---------------
(a) Includes securitization assets fair value adjustments of $10.8 million for the quarter ended September 30, 2003, $12.1 million for the quarter ended September 30, 2002, $45.2 million for the fiscal year ended June 30, 2003, $22.1 million for the fiscal year ended June 30, 2002 and $12.6 million for the fiscal year ended June 30, 2000.

(b) Amounts for all periods have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 as if the additional shares had been outstanding for each period presented. Amounts for the years ended June 30, 2001 and prior have been similarly adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.


                                                                                                   June 30,
                                                          September 30,    --------------------------------------------------------
                                                               2003           2003        2002        2001        2000       1999
                                                          -------------    ----------   --------    --------    --------   --------
                                                                                        (In thousands)
Balance Sheet Data:
Cash and cash equivalents .............................      $ 27,217      $   47,475   $108,599    $ 91,092    $ 69,751   $ 22,395
Loan and lease receivables, net
 Available for sale ...................................       162,688         271,402     57,677      94,970      50,696     41,171
 Interest and fees ....................................        17,396          15,179     12,292      16,549      13,002      6,863
 Other ................................................        24,681          23,761      9,028       2,428          --         --
Interest-only strips ..................................       545,583         598,278    512,611     398,519     277,872    178,218
Servicing rights ......................................       106,072         119,291    125,288     102,437      74,919     43,210
Receivable for sold loans and leases ..................            --          26,734         --          --      46,333     58,691
Total assets ..........................................       950,506       1,159,351    876,375     766,487     594,282    396,301
Subordinated debt .....................................       687,585         719,540    655,720     537,950     390,676    211,652
Total liabilities .....................................       938,684       1,117,282    806,997     699,625     532,167    338,055
Stockholders' equity ..................................        11,822          42,069     69,378      66,862      62,115     58,246



                                           Three Months Ended
                                             September 30,                               Years Ended June 30,
                                        -----------------------    ----------------------------------------------------------------
                                           2003         2002          2003         2002          2001          2000         1999
                                        ----------   ----------    ----------   ----------    ----------    ----------   ----------
                                                                          (Dollars in thousands)
Other Data:
Total managed loan and lease
  portfolio.........................    $2,971,800   $3,198,161    $3,651,074   $3,066,189    $2,589,395    $1,918,540   $1,176,918
Originations(a):
 Business purpose loans.............            --       28,863       122,790      133,352       120,537       106,187       64,818
 Home equity loans..................       124,052      341,852     1,543,730    1,246,505     1,096,440       949,014      634,820
Average loan size of loans
  originated(a):
 Business purpose loans.............            --           87            92           97            91            89           80
 Home equity loans..................            87           85            91           89            82            70           74
Weighted average interest rate of
  loans originated(a):
 Business purpose loans.............            --%       15.80%        15.76%       15.75%        15.99%        15.99%       15.91%
 Home equity loans..................          8.62        10.79          9.99        10.91         11.46         11.28        11.05
 Combined...........................          8.62        11.18         10.42        11.38         11.91         11.64        11.17
Loans and leases sold:
 Securitizations....................    $    5,452   $  366,408    $1,423,764   $1,351,135    $1,102,066    $1,001,702   $  777,598
 Whole loan sales...................       270,979        1,537        28,013       57,679        76,333       102,670      105,751

---------------
(a) Conventional first mortgages and leases originated in fiscal 2000 and prior have been excluded because we no longer originate these types of loans and leases.


                                                                          Three Months
                                                                             Ended
                                                                         September 30,                Year Ended June 30,
                                                                        ---------------    ----------------------------------------
Financial Ratios:                                                        2003      2002     2003     2002     2001    2000     1999
                                                                        -------   -----    ------   -----    -----    -----   -----
Return on average assets............................................      (9.88)%  0.80%    (3.07)%  0.94%    1.22%    1.31%   4.56%
Return on average equity............................................    (386.77)  10.14    (44.20)  11.75    12.22    10.29   28.10
Total delinquencies as a percentage of total managed portfolio at
  end of period(a)..................................................       9.03    6.56      6.27    5.57     4.13     2.91    3.19
Real estate owned as a percentage of total..........................       0.88    1.01      0.77    1.11     1.10     0.68    0.85
 managed portfolio at end of period
 Loan and lease losses as a percentage of the average total managed
   portfolio during the period(b)...................................       0.97    1.03      0.90    0.60     0.53     0.31    0.12
 Pre-tax income (loss) as a percentage of total revenues............     (209.7)   4.20    (20.00)   5.47     7.19     7.93   25.28
Ratio of earnings to fixed charges (c)..............................      (1.43)x 1.18x     0.31x   1.19x    1.23x    1.26x   1.92x
                                                                          (1.43)x 1.18x     0.31x   1.19x    1.23x    1.26x   1.92x

---------------
(a) Includes loans delinquent 31 days or more and excludes REO and previously delinquent loans subject to deferment and forbearance agreements if the borrower with this arrangement is current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement).

(b) Percentage based on annualized losses and average managed portfolio.

(c) Earnings (loss) before income taxes and fixed charges were insufficient to cover fixed charges by $42.4 million for the quarter ended September 30, 2003 and $49.0 million for the year ended June 30, 2003.

          COMPARISON OF THE INVESTMENT NOTES, THE SENIOR COLLATERALIZED
                     NOTES AND THE SERIES A PREFERRED STOCK


   We are offering to exchange up to $100,000,000 in principal amount of senior collateralized notes and/or up to 200,000,000 shares of Series A preferred stock for up to $200,000,000 of investment notes. The following chart compares the material terms of the investment notes, senior collateralized notes and the Series A preferred stock. See "Terms of the Debentures" and "Terms of the Senior A Preferred Stock" for the detailed description of the terms of these securities.


                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Aggregate principal
  amount.......................    $590.6 million presently         Up to $100,000,000               Up to 200,000,000 shares
                                   outstanding

Maturity date..................    From 3 to 120 months. The        For senior collateralized        The Series A preferred stock
                                   terms of each investment note    notes issued in exchange for     has no stated maturity and
                                   were established at the time     investment notes with            will not be subject to any
                                   of purchase.                     maturities of 36 months or       sinking fund or mandatory
                                                                    less, maturity dates will be     redemption.
                                                                    the greater of the remaining
                                                                    term to maturity of the
                                                                    investment notes tendered or
                                                                    12 months. With respect to
                                                                    investment notes tendered
                                                                    with remaining terms greater
                                                                    than 36 months, the holder
                                                                    may elect to receive senior
                                                                    collateralized notes with a
                                                                    term equivalent to the
                                                                    remaining term on the
                                                                    investment notes tendered or
                                                                    a 36 month term. If the
                                                                    holder fails to select a
                                                                    maturity date, the maturity
                                                                    date will be the maturity
                                                                    date on the investment notes
                                                                    tendered.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Interest or dividend rate......    Fixed upon issuance of the       Interest will be paid            Quarterly dividend payments
                                   investment notes and             pursuant to the same periodic    will be $0.025 per share
                                   compounded daily. Interest on    payment terms as under the       (equivalent to $.10 per share
                                   the investment notes with        terms of the investment notes    annually or 10.0% of the
                                   maturities of less than one      tendered. With respect to        original liquidation value)
                                   year is paid at maturity.        investment notes tendered        of the Series A preferred
                                   Interest on the investment       with interest payable upon       stock. Dividend payments on
                                   notes with maturities of one     maturity, the senior             the Series A preferred stock
                                   year or greater is paid at       collateralized notes issued      will be payable on the
                                   maturity, quarterly, semi-       in exchange for such             payment date to stockholders
                                   annually or annually, as         securities will be payable       of record as of the end of
                                   selected by the holder on the    upon maturity. Effective         each calendar quarter. The
                                   date of issuance. Holders may    January 1, 2004 (or the          payment date shall be two
                                   modify the intervals at which    closing date of the exchange     weeks following the end of
                                   interest is paid during the      of an investment note if such    each calendar quarter, but
                                   term of the investment notes.    closing date occurs after        may be extended by us to a
                                                                    December 31, 2003), until the    date not later than 90 days
                                                                    maturity date of senior          after the end of each
                                                                    collateralized notes, we will    calendar quarter. The
                                                                    pay the interest on such         cumulative amount of any
                                                                    notes at the rate equal to 10    unpaid dividends shall be
                                                                    basis points above the           paid upon liquidation of the
                                                                    current interest rate on the     Series A preferred stock, or
                                                                    investment notes. With           the appropriate adjustment,
                                                                    respect to remaining             which takes into account
                                                                    principal amounts of the         unpaid dividends, will be
                                                                    investment notes not             made upon the redemption or
                                                                    tendered, accrued but unpaid     conversion of the Series A
                                                                    interest due at maturity of      preferred stock. As long as
                                                                    the investment notes will        the shares of the Series A
                                                                    continue to accrue and will      preferred stock are
                                                                    be payable pursuant to the       outstanding, no dividends
                                                                    terms of the investment          will be declared or paid on
                                                                    notes. With respect to           our common stock unless all
                                                                    investment notes tendered        dividends accrued and unpaid
                                                                    with interest payable upon       on the shares of the Series A
                                                                    maturity, the interest on        preferred stock have been
                                                                    senior collateralized notes      paid in full.
                                                                    issued in exchange for such
                                                                    securities will be payable
                                                                    upon maturity.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Liquidation....................    A liquidation under              A liquidation under              Not applicable.
                                   bankruptcy law provisions        bankruptcy law provisions
                                   will result in an event of       will result in an event of
                                   default.                         default.

Right of set-off in certain        Subject to the provisions of     Not applicable.                  Not applicable.
circumstances..................    applicable law, if the holder
                                   of an investment note is a
                                   borrower or guarantor on a
                                   loan, lease or other
                                   obligation owned by one of
                                   our direct or indirect
                                   subsidiaries or affiliates,
                                   and that obligation becomes
                                   delinquent or otherwise in
                                   default, we have the right in
                                   our sole discretion to set-
                                   off principal and interest
                                   payments due on the
                                   investment note against all
                                   sums due by the holder to our
                                   subsidiary or affiliate
                                   pursuant to the set-off terms
                                   contained in the loan, lease,
                                   other indebtedness or the
                                   guarantee.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Redemption by holder...........    Investment notes with            Senior collateral notes with     Not applicable.
                                   remaining maturities of less     remaining maturities of less
                                   than one year are not            than one year are not
                                   redeemable prior to maturity.    redeemable prior to maturity.
                                   Investment notes with            Senior collateral notes held
                                   remaining maturities of one      by a natural person with
                                   year or greater may be           remaining maturities of one
                                   redeemed by the holder, who      year or greater may be
                                   is a natural person,             redeemed following the death
                                   following his/her total          of the holder at the
                                   permanent disability, or by      principal amount plus accrued
                                   the holder's estate after        interest. Any holder who is
                                   his/her death, at the            not a natural person, such as
                                   principal amount plus accrued    a trust, partnership or
                                   interest. Any holder who is      corporation, will have no
                                   not a natural person, such as    right to cause redemption
                                   a trust, partnership or          prior to maturity.
                                   corporation, will have no
                                   right to cause redemption
                                   prior to maturity.

Redemption by us...............    Redeemable upon 90 days          Redeemable at any time after     The Series A preferred stock
                                   written notice to the holder.    one year anniversary of the      is not redeemable prior to
                                                                    exchange date, upon 90 days      the second anniversary date
                                                                    written notice to the holder.    of the issue date. On and
                                                                                                     after such date, the Series A
                                                                                                     preferred stock may be
                                                                                                     redeemed for cash at our
                                                                                                     option, in whole or in part,
                                                                                                     at a redemption price of
                                                                                                     $1.00 per share, plus all
                                                                                                     accrued and unpaid dividends
                                                                                                     thereon, if any.

Form/Transferability...........    In book-entry or certificated    In book-entry form; not          Certificated form.
                                   form; not transferable           transferable without our
                                   without our prior written        written consent.
                                   consent.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Automatic extension of
maturity date..................    Automatically extended for a     No automatic extension.          Not applicable.
                                   period equal to the original
                                   term unless: (i) we notify
                                   the holder at least seven
                                   days prior to the maturity
                                   date that an extension will
                                   not be provided; or (ii) the
                                   holder elects to redeem or
                                   change the term on his/her
                                   notes within seven days after
                                   the maturity date. Investment
                                   notes to be extended will be
                                   extended at a fixed interest
                                   rate equal to the interest
                                   rate being offered on newly
                                   issued investment notes of
                                   the same term and
                                   denomination at their
                                   respective maturity dates.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Conversion.....................    Not applicable.                  Not applicable.                  On or after the second
                                                                                                     anniversary of the issuance
                                                                                                     date (or on or after the one
                                                                                                     year anniversary of the
                                                                                                     issuance date if no dividends
                                                                                                     are paid on the Series A
                                                                                                     preferred stock), each share
                                                                                                     of the Series A preferred
                                                                                                     stock is convertible at the
                                                                                                     option of the holder into a
                                                                                                     number of shares of our
                                                                                                     common stock determined by
                                                                                                     dividing: (A) $1.00 (if the
                                                                                                     conversion date is prior to
                                                                                                     the second anniversary of the
                                                                                                     issuance date and the Series
                                                                                                     A preferred stock has become
                                                                                                     convertible due to a failure
                                                                                                     to pay dividends), $1.20 (if
                                                                                                     the conversion date is prior
                                                                                                     to the third anniversary of
                                                                                                     the issuance date but after
                                                                                                     the first anniversary of the
                                                                                                     issuance date if the Series A
                                                                                                     preferred stock has become
                                                                                                     convertible due to a failure
                                                                                                     to pay dividends) or $1.30
                                                                                                     (if the conversion date is on
                                                                                                     or after the third
                                                                                                     anniversary of the issuance
                                                                                                     date) plus an amount equal to
                                                                                                     accrued but unpaid dividends
                                                                                                     by (B) the market value of a
                                                                                                     share of our common stock
                                                                                                     (which shall not be less than
                                                                                                     $5.00 per share) on the
                                                                                                     conversion date.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Ranking........................    In the event of a                In the event of a                With respect to rights upon
                                   liquidation, the investment      liquidation, the senior          liquidation, shares of the
                                   notes rank junior in right of    collateralized notes will        Series A preferred stock will
                                   payment to our senior            rank junior in right of          rank: (i) senior to our
                                   indebtedness, debt of our        payment to our senior            common stock and (ii) junior
                                   subsidiaries, other existing     indebtedness and debt of our     to the senior collateralized
                                   and future senior debt. Since    subsidiaries, other existing     notes, the investment notes
                                   the investment notes are         and future senior debt. Since    and any other indebtedness or
                                   unsecured and the senior         the senior collateralized        liabilities of ours or our
                                   collateralized notes are         notes are secured by a           subsidiaries.
                                   secured by a security            security interest in certain
                                   interest in certain cash         cash flows originating from
                                   flows originating from           interest-only strips, those
                                   interest-only strips, those      assets will be utilized to
                                   assets will be utilized to       repay the senior
                                   repay the senior                 collateralized notes before
                                   collateralized notes before      these assets would be
                                   these assets would be            available to repay the
                                   available to repay the           remaining investment notes.
                                   remaining investment notes.      To the extent the collateral
                                   The investment notes will        securing the senior
                                   rank equally in right of         collateralized notes is not
                                   payment with other unsecured     sufficient to repay these
                                   debt and the portion of the      securities, the deficiency
                                   senior collateralized notes      portion of the senior
                                   that remains unsatisfied         collateralized notes will
                                   after the liquidation of the     rank junior in right of
                                   collateral securing these        payment behind our senior
                                   notes. The investment notes      indebtedness and all of our
                                   will be senior in right of       other existing and future
                                   payment to the Series A          senior debt and debt of our
                                   preferred stock.                 subsidiaries, and equally in
                                                                    right of payment with the
                                                                    investment notes, any future
                                                                    subordinated debentures
                                                                    issued by us and other
                                                                    unsecured debt. The senior
                                                                    collateralized notes will
                                                                    rank senior to the Series A
                                                                    preferred stock.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Security.......................    The investment notes are         The senior collateralized        Not applicable.
                                   unsecured.                       notes will be secured by a
                                                                    security interest in certain
                                                                    cash flows originating from
                                                                    interest-only strips of our
                                                                    subsidiaries, held by ABFS
                                                                    Warehouse Trust 2003-1 with
                                                                    an aggregate value of at
                                                                    least an amount equal to 150%
                                                                    of the outstanding principal
                                                                    balance of the senior
                                                                    collateralized notes and
                                                                    senior debt incurred in the
                                                                    future; provided that, such
                                                                    collateral coverage may not
                                                                    fall below 100% of the
                                                                    outstanding principal balance
                                                                    of the senior collateralized
                                                                    notes and senior debt
                                                                    incurred in the future, as
                                                                    determined by us on any
                                                                    quarterly balance sheet date.

                                                                                Senior
                                   Investment Notes                      Collateralized Notes        Series A Preferred Stock
                                   -----------------------------     -----------------------------    -----------------------------
Subordination of liens.........    Not applicable.                  We, or our subsidiaries, may,    Not applicable.
                                                                    from time to time, grant
                                                                    other liens on the cash flows
                                                                    originating from interest-
                                                                    only strips of our
                                                                    subsidiaries in connection
                                                                    with other exchange offers or
                                                                    financing we may pursue, and
                                                                    such liens may be of equal or
                                                                    greater priority than the
                                                                    liens securing the senior
                                                                    collateralized notes if, and
                                                                    only if, after giving effect
                                                                    to any such additional
                                                                    indebtedness secured by the
                                                                    cash flow from the interest-
                                                                    only strips, the value of
                                                                    such cash flow is at least
                                                                    150% of the total amount of
                                                                    debt secured on the date such
                                                                    liens are granted.

Voting rights..................    None.                            None.                            No voting rights except as
                                                                                                     required by law.

                             TERMS OF THE DEBENTURES



   The following is a summary of the terms of the investment notes that we are offering to exchange under this xexchange offer, as well as the senior collateralized notes that we propose to issue in this exchange offer. The investment notes were issued under indentures, referred to as old indentures in this document, between us and U.S. Bank National Association, a national banking association. Under the terms of this exchange offer, the senior collateralized notes will be issued under an indenture, referred to as the new indenture in this document, between us and U.S. Bank National Association, a national banking association. Collectively, the old indentures and the new indenture are referred to as the indentures. Similarly, the investment notes and the senior collateralized notes are collectively referred to as debentures. Generally, the investment notes and the senior collateralized notes are similar with the exception of interest rates paid, maturity dates, modification of maturities during the term of the security, collateral and automatic rollovers upon maturity. See "Comparison of Investment notes, Senior Collateralized Notes and the Series A Preferred Stock" for the comparison of the terms of the investment notes and the senior collateralized notes.

   The terms of the debentures include those stated in the indentures and those made part of the indentures by reference to the Trust Indenture Act of 1939, as amended, referred to as the Trust Indenture Act in this document. Copies of the forms of the old indentures were filed as exhibits to the registration statements filed with the SEC registering the investment notes. The following is a summary of certain provisions of the indentures, which does not purport to be complete and is qualified in its entirety by reference to the detailed provisions of the indentures. We urge you to read the indentures in their entirety. You may obtain copies of the indentures from us. See "Where You Can Find More Information." A copy of the new indenture is attached to this offer to exchange as Exhibit A.

Terms of the Investment Notes

   Maturity. The terms of the investment notes generally range from three to 120 months.

   Book Entry. Investment notes issued from November 1, 1999 to March 31, 2003 were issued in book-entry form through a credit on our book-entry registration and transfer system to the account of the purchaser of the investment note in an amount equal to, the principal amount of such security owned of record by such purchaser, which record holder is referred to as the holder or registered holder in this document and in the investment notes. We also sent each holder an initial transaction statement which indicated our acceptance of the order. Investment notes issued prior to November 1, 1999 were issued in certificated form and such holders received a note evidencing such indebtedness.

   The holders of investment notes issued in a book-entry form did not receive and are not entitled to receive physical delivery of a note or certificate evidencing such indebtedness for notes issued in uncertificated form. The holders of the accounts we establish upon the purchase or transfer of investment notes are deemed to be the owners of the investment notes under the old indentures. The holder of the investment notes must rely upon the procedures established by the trustee to exercise any rights of a holder of investment notes under the old indentures. We provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the investment notes on any interest payment date or upon redemption. On each interest payment date, we credit interest due on each account. We determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

   Book-entry notations in the accounts evidencing ownership of the investment notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and are fully registered in those names as we direct only if:

   o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

   o after the occurrence of an event of default under the old indentures, holders of the investment notes aggregating more than 50% of the aggregate outstanding amount of the investment notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of investment notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

   Subject to the exceptions described above, the book-entry interests in these securities are not otherwise exchangeable for fully registered notes.

   Interest. The interest rate payable on an investment note was determined based upon the maturity date and term established for the investment note at the date of purchase. Once determined, the rate of interest payable on an investment note remains fixed for the original term of the investment note.

   We compute interest on investment notes on the basis of an actual calendar year and interest compounds daily. We pay interest on investment notes with terms of less than 12 months at maturity. Purchasers of investment notes with terms of 12 months or greater may elect at the time of purchase to have interest paid monthly, quarterly, semiannually, annually or at maturity, but if a purchaser fails to make this election, interest is paid at maturity. A new interest payment method may be elected one time by the holder during the term of the investment notes. To change the interest payment method, a holder must send us a written request specifying the new interest payment method elected. Any interest not otherwise paid on an interest payment date is paid at maturity.

   Automatic Extension Upon Maturity of Investment Notes. The term of each investment note automatically extends upon its maturity for a term identical to the original term of the investment note unless:

   o we notify the holder at least seven days prior to the maturity date of our intention not to extend the investment note; or

   o the holder elects to redeem the investment note or change the term within seven days after the maturity date.

   Unless either we or the holder terminates or redeems the investment note, or the holder elects a new term, the investment note continues to renew in this manner. Each renewed investment note continues in all its provisions, including provisions relating to payment options, except that the interest rate payable during any renewed term is the interest rate which is being offered on investment notes of the same term and denomination as of the maturity date.

   If we notify the holder of our intention to redeem an investment note at maturity, no interest will accrue after the date of maturity. If we receive a completed request for repayment within seven days of the maturity date of the investment note, we pay interest during the period from the maturity date to the repayment date at the lower of:

   o the lowest interest rate then being paid on the investment notes with a similar term we offer to the general public; or

   o the interest rate we paid on the investment note immediately prior to its maturity.

   As a courtesy, we provide a request for repayment form with the renewal notice. Use of the form by a holder is not a condition of repayment. Holders may also request repayment by writing to us.

   Place and Method of Payment. We pay principal on the investment notes at our principal executive office or at another place that we designate for that purpose. We make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer (commonly known as a "direct deposit").

   Redemption by Us. We have the right to redeem any investment note at any time, prior to its stated maturity, upon 90 days advance written notice to the holder of the investment note. The holder has no right to require us to redeem any investment note prior to its maturity date as originally stated or as it may be extended, except as indicated below.

   Redemption by the Holder upon Death or Total Permanent Disability. Investment notes with remaining maturities of one year or greater may be redeemed at the election of the holder, who is a natural person, following his/her total permanent disability, as established to our satisfaction, or by his/her estate following his/her death. The redemption price, in the event of such death or disability, will be the principal amount of the investment note plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of an investment note, the election to redeem will apply when either registered holder dies or becomes subject to a total permanent disability. In other cases of investment notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the investment note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

   We may modify the foregoing policy on redemption after death or disability in the future. However, no modification will affect the right of redemption applicable to any outstanding investment note.

   For the purpose of determining the right of a holder to demand early redemption of an investment note, total permanent disability means a determination by a physician chosen by us that the holder, who was gainfully employed on a full time basis at the time of purchase, is unable to work on a full time basis, at least forty hours per week, during the succeeding twenty-four months.

   Right of Set-off in Certain Circumstances. Subject to the provisions of applicable law, if the holder of an investment note is a borrower or guarantor on a loan, lease or other obligation owned by one of our direct or indirect subsidiaries or affiliates, and that obligation becomes delinquent or otherwise in default, we have the right in our sole discretion to set-off principal and interest payments due on the investment note against all sums due by the holder to our subsidiary or affiliate pursuant to the set-off terms contained in the loan, lease, other indebtedness or the guarantee. If we elect to exercise our right of set-off, the investment note will automatically be deemed redeemed as of the date of set-off without regard to any notice period otherwise applicable to any redemption by us.

   Subordination. The indebtedness evidenced by investment notes, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness, regardless of when created, incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The debt evidenced by the investment notes is not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the investment notes. As of September 30, 2003, $109.4 million of senior debt and subsidiary debt was outstanding. The provisions of the old indentures do not limit the amount of senior debt or subsidiary debt we can incur. As of September 30, 2003, $687.6 million of our outstanding debt ranked equal by in right of payment to the investment notes outstanding. In addition, to the extent the collateral securing the senior collateralized notes is not sufficient to repay these securities, the deficiency portion of the senior collateralized notes will rank equally in right of payment with the investment notes and any future subordinated indentures issued by us.

   In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the investment notes until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the investment notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the investment notes. If any distribution is nonetheless made to holders of the investment notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since the investment notes are unsecured and junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, holders of investment notes would be repaid only if funds remain after the repayment of our senior debt and subsidiary debt. In addition, certain assets securing the senior collateralized notes may not be available to repay the investment notes."

   Events of Default. The investment notes provide that each of the following constitutes an event of default:

   o default for 30 days in the payment of interest when due on the investment notes (whether or not prohibited by the subordination provisions of the old indentures);

   o default in payment of principal when due on the investment notes (whether or not prohibited by the subordination provisions of the old indentures) and continuation of the default for 30 days;

   o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

   o our failure for 60 days after receipt of notice to comply with other agreements described in the old indentures or the debenture instruments; and

   o specific events of bankruptcy or insolvency with respect to us.

   If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding investment notes may declare the unpaid principal of and any accrued interest on the investment note to be due and payable immediately. However, as long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

   o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

   o the date of acceleration of any senior debt.

   In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding investment notes will become due and payable without further action or notice. Holders of the investment note may not enforce the old indentures except as provided in the old indentures. Subject to these limitations, holders of a majority in principal amount of the then outstanding investment notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the debentures notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

   The holders of a majority in aggregate principal amount of the investment notes then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the old indentures, except a continuing default or event of default in the payment of interest on or the principal of the investment notes.

   We are required to deliver to the trustee annually a statement regarding compliance with the old indentures, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

   Amendment, Supplement and Waiver. Except as provided in the old indentures governing the investment notes, we may amend or supplement the old indentures or the terms of the investment notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the investment notes then outstanding. The holders of a majority in principal amount of the then outstanding investment notes may waive any existing default or compliance with any provision of the old indentures or the investment notes.

   Without the consent of each holder of the investment notes affected, an amendment or waiver may not (with respect to any investment notes held by a nonconsenting holder of investment notes):


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   o reduce the principal amount of any investment note whose holder must consent to an amendment, supplement or waiver;

   o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the investment note;

   o reduce the rate of or change the time for payment of interest, including default interest, on any investment note;

   o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the investment notes (except a rescission of acceleration of the investment notes by the holders of at least a majority in aggregate principal amount of the investment notes and a waiver of the payment default that resulted from such acceleration);

   o make any investment note payable in money other than that stated in the investment notes;

   o make any change in the provisions of the old indentures relating to waivers of past defaults or the rights of holders of investment notes to receive payments of principal or interest on the investment notes;

   o make any change to the subordination provisions of the old indentures that adversely affects holders of investment notes;

   o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

   o make any change in the foregoing amendment and waiver provisions.

   The Trustee. The old indentures impose restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

   Subject to exceptions described in the old indentures, the holders of a majority in principal amount of the then outstanding investment notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The old indentures provide that in case an event of default specified in the old indentures occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the old indentures at the request of any holder of investment notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

   Reports to the Trustee. We provide the trustee with quarterly reports which contain the information reasonably requested by the trustee. These quarterly reports include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

   Form and Denominations/Transfers. The investment notes are non-negotiable debt instruments and, subject to some exceptions, are issued only in book- entry form. We issued an initial transaction statement reflecting the ownership of each investment note to each purchaser of an investment note. The transaction statement is not a negotiable instrument, and holders of the investment notes cannot transfer record ownership of the investment note without our prior written consent. Each holder of an investment note will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the investment notes on our register only by written notice to us signed by the account holder or the account holder's duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of an investment note, we provide the new holder of the security with a transaction statement which evidences the transfer of the account on our records.


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   No Personal Liability of Directors, Officers, Employees and Stockholders
Related to the Investment Notes. None of our directors, officers, employees or stockholders have any liability for any of our obligations under the old indentures, the investment notes or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the investment notes waived and released these persons from any liability. The waiver and release were part of the consideration for issuance of the investment notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

   Service Charges Related to the Investment Notes. We reserve the right to assess service charges for replacing lost or stolen investment notes (for which an affidavit from the holder will be required), changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

   Interest Withholding Related to the Investment Notes. With respect to those investors who do not provide us with a fully executed Form W-8 or Form W-9 at the time of purchase of the investment notes, we withhold 28% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue
Code). Otherwise, we do not withhold interest, except on investment notes held by foreign business entities.

   Quarterly Statements Related to the Investment Notes. We provide holders of the investment notes with quarterly statements, which indicate, among other things, the current account balance (including interest earned). These statements are mailed not later than the tenth business day following the end of each calendar quarter.

Terms of the Senior Collateralized Notes

   Maturity. For senior collateralized notes issued in exchange for investment notes with maturities of 36 months or less, maturity dates will be the greater of the remaining term to maturity of the investment notes tendered or 12 months. With respect to investment notes tendered with remaining terms greater than 36 months, the holder may elect to receive senior collateralized notes with a term equivalent to the remaining term on the investment notes tendered or a 36 month term. If the holder fails to select a maturity date, the maturity date will be the maturity date on the investment notes tendered.

   Book Entry. The senior collateralized notes will be issued in book-entry form. Upon our acceptance of your tender on the expiration date, we will credit your senior collateralized note account on our book-entry registration and transfer system in an amount equal to the principal amount of the senior collateralized note. We will make an appropriate adjustment to such holder's investment note account to reflect the cancellation of the investment notes exchanged. Also upon acceptance of a tender, we will send each holder an initial transaction statement which will indicate the amount of senior collateralized notes received in the exchange offer.

   The holders of senior collateralized notes issued in a book-entry form will not receive or be entitled to receive physical delivery of a note or certificate evidencing such indebtedness. The holders of the accounts we establish in connection with the exchange shall be deemed to be the owners of the senior collateralized notes under the new indenture. The holders of the senior collateralized notes must rely upon the procedures established by the trustee to exercise any rights of a holder of senior collateralized notes under the new indenture. We will provide the trustee with information regarding the establishment of new accounts and the transfer of existing accounts on a quarterly basis.

   We will provide the trustee with information, as requested, regarding the total amount of any principal and/or interest due to holders with regard to the senior collateralized notes on any interest payment date or upon redemption. On each interest payment date, we will credit interest due on each account. We will determine the interest payments to be made to the book-entry accounts and maintain, supervise and review any records relating to book-entry beneficial interests in the senior collateralized notes. The trustee is under no obligation to verify our calculations with respect to interest or principal due or to review our records.

   Book-entry notations in the accounts evidencing ownership of the senior collateralized notes are exchangeable for actual notes in denominations of $1,000 and any amount in excess of $1,000 and will be fully registered in those names as we direct only if:


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   o we, at our option, advise the trustee in writing of our election to terminate the book-entry system; or

   o after the occurrence of an event of default under the new indenture, holders of the senior collateralized notes aggregating more than 50% of the aggregate outstanding amount of the senior collateralized notes advise the trustee in writing that the continuation of a book-entry system is no longer in the best interests of the holders of senior collateralized notes, and the trustee notifies all registered holders of these securities of the occurrence of any such event and the availability of definitive notes to holders of these securities requesting such notes.

   Subject to the exceptions described above, the book-entry interests in these securities shall not otherwise be exchangeable for fully registered notes.

   Interest. The interest rate payable on senior collateralized notes will be equal to 10 basis points above the current interest rate on the investment notes tendered.

   Interest on the senior collateralized notes will be made pursuant to the same periodic payment terms as interest was paid on the investment notes tendered. If the investment note tendered required the payment of interest upon maturity, interest on the senior collateralized note will be paid upon maturity. The holder may not change the interest payment method during the term of the senior collateralized notes. Any interest not otherwise paid on an interest payment date will be paid at maturity.

   No Automatic Extension Upon Maturity of Notes. The term of the senior collateralized notes will not automatically extend upon their maturity.

   Place and Method of Payment. We will pay principal on the senior collateralized notes commencing on the one year anniversary of the first closing date to occur in this exchange at our principal executive office or at another place that we designate for that purpose. We will make interest payments by check or draft mailed to the persons entitled to the payments at their addresses appearing in the register, which we maintain for that purpose, or by electronic funds transfer.

   Redemption by Us. On or after the one year anniversary of the exchange date of a particular senior collateralized note, we have the right to redeem that senior collateralized note issued prior to its stated maturity, upon 90 days advance written notice to the holder of the senior collateralized note. The holder has no right to require us to redeem any senior collateralized note prior to its maturity date except as indicated below.

   Redemption by the Holder upon Death. Senior collateralized notes with remaining maturities of less than one year may not be redeemed under any circumstances. Senior collateralized notes held by a natural person with remaining maturities of one year or greater may be redeemed following the death of the holder at the election of such holder's estate. The redemption price, in the event of such death, will be the principal amount of the senior collateralized note plus interest accrued and not previously paid, to the date of redemption. If spouses are joint registered holders of a senior collateralized note, the election to redeem will apply when the registered holder dies at the election of such holder's estate. In other cases of senior collateralized notes jointly held by persons who are not legally married, the election to redeem upon the death of one joint holder will not apply. If the senior collateralized note is held by a person who is not a natural person such as a trust, partnership, corporation or other similar entity, the redemption upon death or disability does not apply.

   We may modify the foregoing policy on redemption after death in the future. However, no modification will affect the right of redemption applicable to any outstanding senior collateralized note.

   No Right of Set-off in Certain Circumstances. No right of set-off shall apply to any senior collateralized note if the holder of such note is a borrower or guarantor on a loan or lease or other obligation owned by one of our direct or indirect subsidiaries and that obligation becomes delinquent.

   Subordination. The indebtedness evidenced by the senior collateralized notes, and any interest, are subordinated to all of our senior debt. The term senior debt is defined for this purpose to include any indebtedness, regardless of when created, incurred by us in connection with borrowings by us (including our subsidiaries) from a bank, trust company, insurance company, or from any other institutional lender, whether


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the indebtedness is or is not specifically designated by us as being "senior debt" in its defining instruments. The senior collateralized notes are not guaranteed by any of our subsidiaries. Accordingly, in the event of a liquidation or dissolution of one of our subsidiaries, the law requires that we pay or make provisions for payment of the creditors of that subsidiary from the assets of that subsidiary prior to distributing any remaining assets to us as a shareholder of that subsidiary. Therefore, in the event of liquidation or dissolution of a subsidiary, creditors of that subsidiary will receive payment of their claims prior to any payment to the holders of the subordinated debt. As of September 30, 2003, $109.4 million of senior debt and subsidiary debt was outstanding. The provisions of the new indenture do not limit the amount of senior debt or subsidiary debt we can incur. As of September 30, 2003, $687.6 million of our outstanding debt ranked equal by in right of payment to the investment notes outstanding. To the extent the collateral securing the senior collateralized notes is not sufficient to repay these securities, the deficiency portion of the senior collateralized notes will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and debt of our subsidiaries, and equally in right of payment with the investment notes, and any future subordinated debentures issued by us and other unsecured debt. The senior collateralized notes will rank senior to the Series A preferred stock.

   For a discussion of the lack of insurance or guarantees to support the repayment of the senior collateralized notes, see "Risk Factors -- Because our business operations are generally not subject to regulation and examination by federal banking regulators, these protections are not available to protect investors in our senior collateralized notes or the Series A preferred stock."

   In the event of any liquidation, dissolution or any other winding up of us, or of any receivership, insolvency, bankruptcy, readjustment, reorganization or similar proceeding under the U.S. Bankruptcy Code or any other applicable federal or state law relating to bankruptcy or insolvency, or during the continuation of any event of default (as described below), no payment may be made on the senior collateralized notes until all senior debt has been paid in full. If any of the events of default occur, holders of senior debt may also submit claims on behalf of holders of the senior collateralized notes and retain the proceeds for their own benefit until they have been fully paid, and any excess will be turned over to the holders of the senior collateralized notes. If any distribution is nonetheless made to holders of the senior collateralized notes, the money or property distributed to them must be paid over to the holders of the senior debt to the extent necessary to pay the senior debt in full. See "Risk Factors -- Since senior collateralized notes are junior in right of repayment to our senior debt borrowed from institutional lenders and subsidiary debt, including credit facilities and warehouse lines of credit, in the event of insolvency, to the extent the collateral securing such debt is not adequate, holders of senior collateralized notes would be repaid only if funds remain after the repayment of our senior debt."

   Collateral. The senior collateralized notes will be secured by a security interest in certain cash flows originating from interest-only strips of our subsidiaries held by ABFS Warehouse Trust 2003-1 with an aggregate value of at least an amount equal to 150% of the outstanding principal balance of the senior collateralized notes and senior debt incurred in the future; provided that, such collateral coverage may not fall below 100% of the outstanding principal balance of the senior collateralized notes and such senior debt, as determined by us on any quarterly balance sheet date. In the event of liquidation, to the extent the collateral securing the senior collateralized notes is not sufficient to repay these securities, the deficiency portion of the senior collateralized notes will rank junior in right of payment behind our senior indebtedness and all of our other existing and future senior debt and debt of our subsidiaries, and equally in right of payment with the investment notes, and any future subordinated debentures issued by us and other unsecured debt. The senior collateralized notes will rank senior to the Series A preferred stock.

   Our subsidiaries entered into security agreements with the trustee, and we or our subsidiaries may enter into future security agreements or other documents, collectively referred to in this document as the collateral documents, creating a lien or liens, as the case may be, referred to in this document as senior collateralized note liens, that secure timely payment of the senior collateralized notes. Pursuant to the provisions of the collateral documents and the new indenture, the rights and remedies in the collateral of the trustee and the holders of the senior collateralized notes are subordinate to the rights and remedies of the holders of liens, referred to in this document as priority liens, that we or our affiliates have granted or will grant in the future that are senior in priority to the liens granted pursuant to the collateral documents.


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   Each holder of a senior collateralized note, by accepting the senior collateralized note, agrees to all of the terms and provisions of the collateral documents. We will not, and will not permit our affiliates to, grant any additional lien on any of the collateral unless we determine that after giving effect to the granting of the additional lien, at the end of each quarterly balance sheet date, the ratio of (i) the value of the collateral securing the senior collateralized notes to (ii) the outstanding aggregate principal balance owing on the senior collateralized notes issued under the new indenture and any senior debt secured by the collateral, will not be less than 1.5 to 1.0 on the date the priority lien is granted.

   Pursuant to the new indenture, we have the right to possess the collateral securing the senior collateralized notes and to collect, invest and dispose of any income on the collateral. We or our affiliates, as the case may be, may, without the trustee's release or consent, take any and all actions in the ordinary course of business in respect of the collateral to the extent permitted under the collateral documents and the new indenture. If an event of default occurs under the new indenture, the collateral and any proceeds of the collateral will be applied in accordance with the terms of the new indenture.

   Release of Collateral. Each holder of a senior collateralized note, by accepting the senior collateralized note, acknowledges that (i) the collateral documents provide that as long as any priority lien obligations are outstanding, the holders of the priority liens will have the exclusive right and authority to determine the release, sale, or other disposition with respect to any of our assets or those of our affiliates, including the collateral, and to change, waive or vary the collateral documents subject in the case of changes, waivers, or variances, to the conditions specified in the collateral documents and (ii) the holders of the priority lien obligations may (x) direct the trustee to take actions with respect to the collateral (including the release of the collateral and the manner of realization) without the consent of the holders of the senior collateralized notes and (y) agree to modify the priority lien security documents, without the consent of the holders of the senior collateralized notes or the trustee, to secure additional indebtedness and additional secured creditors as long as the modifications do not violate the provisions of any credit agreement establishing senior debt or the new indenture. Each holder of a senior collateralized note consents to the trustee entering into any lien subordination agreement or similar agreement as may be required by a holder of the senior debt and/or authorizing any such holder of senior debt to file any and all records deemed necessary to evidence the subordination agreements.

   Subject to the terms of the collateral documents, if at any time or from time to time collateral which also secures the priority lien obligations is released or otherwise disposed of, the collateral securing the senior collateralized notes will be automatically released. However, if an event of default under the new indenture exists or any senior collateralized note obligation remains outstanding as of the date on which the priority lien obligations are repaid in full, the senior collateralized note liens on the proceeds from the sale, transfer or other disposition of the collateral securing the senior collateralized notes will not be released until the event of default and all other events of default are cured or waived and all the outstanding note obligations are paid in full in accordance with the terms of the new indenture, except to the extent the collateral was disposed of in order to repay the priority lien obligations.

   The release of any collateral from the senior collateralized note lien of any of the collateral documents or the release of, in whole or in part, the senior collateralized note liens created by any of the collateral documents, will not be deemed to impair the senior collateralized note lien in contravention of the provisions hereof if and to the extent the collateral or senior collateralized note liens are released pursuant to the applicable collateral documents and the terms of the new indenture. Each of the holders of the senior collateralized notes acknowledges that a release of collateral or senior collateralized note liens strictly in accordance with the terms of the collateral documents and the terms of the new indenture will not be deemed for any purpose to be an impairment of the collateral, the collateral documents or otherwise contrary to the terms of the new indenture.

   In the event that we deliver an officers' certificate and opinion of counsel certifying that our obligations under the new indenture have been satisfied and discharged, the trustee will (i) authorize us or our affiliates, as the case may be, to execute and deliver the releases, termination statements and other instruments (in recordable form, where appropriate) as we or our affiliates may reasonably request to evidence the


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termination of the senior collateralized note liens created by the collateral documents and (ii) not be deemed to hold the note liens for its benefit and the benefit of the holders of the senior collateralized notes.

   Documents Required to be Furnished to the Trustee in Connection with the Collateral. As long as the collateral documents are not terminated, we will deliver to the trustee, on the date of issue of the senior collateralized notes and, at least annually after the date of issue, within 30 days of December 31 of each year (commencing with December 31, 2004), an opinion of counsel either stating that in the opinion of the counsel, the action has been taken with respect to the recording, filing, recording and refiling of the new indenture or any collateral document as is necessary to maintain the senior collateralized note liens, and reciting the details of the action, or stating that in the opinion of the counsel, no action is necessary to maintain the senior collateralized note liens.

   We and our affiliates will, at our own expense, make, execute, endorse, acknowledge, file and/or deliver to the trustee from time to time the lists, descriptions and designations of its collateral, warehouse receipts, receipts in the nature of warehouse receipts, documents of title, vouchers, invoices, schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments and take the further steps relating to the collateral and other property or rights covered by the senior collateralized note liens, which the trustee under the collateral documents deems reasonably appropriate or advisable to perfect, preserve or protect the security interest of the senior collateralized note lien in the collateral.

   Authority of the Trustee with Respect to the Collateral. Subject to the provisions of the new indenture and of the collateral documents, the trustee will have the authority to institute and to maintain the suits and proceedings as the trustee may deem expedient to prevent any impairment of the collateral by any acts which may be unlawful or in violation of any of the collateral documents or the new indenture, and the suits and proceedings as the trustee may deem expedient to preserve or protect its interests and the interests of the holders of the senior collateralized notes in the collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, the enactment, rule or order would impair the senior collateralized note liens or be prejudicial to the interests of the holders of the senior collateralized notes).

   In no event will any purchaser in good faith or other transferee of any property purported to be released under the new indenture or under the collateral documents be bound to ascertain the authority of the trustee to authorize the release or to inquire as to the satisfaction of any conditions required by the provisions of the new indenture for the exercise of the authority or to see to the application of any consideration given by the purchaser or other transferee. Similarly, any purchaser or other transferee of any property or rights permitted to be sold under the new indenture and the collateral documents, will not be under any obligation to ascertain or inquire into our authority, to make any such sale or other transfer.

   Subordination of Liens. We, or our subsidiaries, may, from time to time, grant other liens on the cash flows originating from interest only strips in connection with other exchange offers or financing we may pursue, and such liens may be of equal or greater priority than the liens securing the senior collateralized notes if, and only if, after giving effect to any such additional indebtedness secured by the cash flow from the interest-only strips, the value of such cash flow is at least 150% of the total amount of debt secured on the date such liens are granted.

   Events of Default. The new indenture provides that each of the following constitutes an event of default:

   o default for 30 days in the payment of interest when due on the senior collateralized notes (whether or not prohibited by the subordination provisions of the new indenture);

   o default in payment of principal when due on the senior collateralized notes (whether or not prohibited by the subordination provisions of the new indenture) and continuation of the default for 30 days;


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   o our failure to observe or perform any covenant, condition or agreement with respect to the liquidation, consolidation or merger or other disposition of substantially all of our assets (after notice and provided such default is not cured within 60 days after receipt of notice);

   o our failure for 60 days after receipt of notice to comply with other agreements described in the new indenture or the senior collateralized note instruments;

   o specific events of bankruptcy or insolvency with respect to us; and

   o the ratio of (i) the value of the collateral securing the senior collateralized notes to (ii) the outstanding aggregate principal balance owing on the senior collateralized notes issued under the new indenture and any senior debt secured by the collateral falls below 1.0 to 1.0, as determined by us.

   If any event of default occurs and continues, the trustee or the holders of at least a majority in principal amount of the then outstanding senior collateralized notes may declare the unpaid principal of and any accrued interest on the senior collateralized notes to be due and payable immediately. However, as long as we have any outstanding senior debt, a declaration of this kind will not become effective until the earlier of:

   o the day which is five business days after the receipt by representatives of senior debt of such written notice of acceleration; or

   o the date of acceleration of any senior debt.

   In the case of an event of default arising from specific events of bankruptcy or insolvency, with respect to us, all outstanding senior collateralized notes will become due and payable without further action or notice. Holders of the senior collateralized notes may not enforce the new indenture or the senior collateralized notes except as provided in the new indenture. Subject to these limitations, holders of a majority in principal amount of the then outstanding senior collateralized notes may direct the trustee in its exercise of any trust or power. The trustee may withhold from holders of the senior collateralized notes notice of any continuing default or event of default (except a default or event of default relating to the payment of principal or interest) if the trustee determines that withholding notice is in the interest of the holders.

   The holders of a majority in aggregate principal amount of the senior collateralized notes then outstanding, by notice to the trustee, may, on behalf of the holders of all of the notes, waive any existing default or event of default and its consequences under the new indenture, except a continuing default or event of default in the payment of interest on or the principal of the senior collateralized notes.

   We are required to deliver to the trustee annually a statement regarding compliance with the new indenture, and we are required upon becoming aware of any default or event of default, to deliver to the trustee a statement specifying such default or event of default.

   Amendment, Supplement and Waiver. Except as provided in the new indenture governing the senior collateralized notes, we may amend or supplement the new indenture or the terms of the senior collateralized notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the senior collateralized notes then outstanding. The holders of a majority in principal amount of the then outstanding senior collateralized notes may waive any existing default or compliance with any provision of the new indenture or the senior collateralized notes.

   Without the consent of each holder of the senior collateralized notes affected, an amendment or waiver may not (with respect to any senior collateralized notes held by a nonconsenting holder of senior collateralized notes):

   o reduce the principal amount of any senior collateralized note whose holder must consent to an amendment, supplement or waiver;

   o reduce the principal of or change the fixed maturity of any security or alter the redemption provisions or the price at which we shall offer to repurchase the senior collateralized note;

   o reduce the rate of or change the time for payment of interest, including default interest, on any senior collateralized note;


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

   o waive a default or event of default in the payment of interest, principal or premium, if any, or redemption payment with respect to the senior collateralized notes (except a rescission of acceleration of the senior collateralized notes by the holders of at least a majority in aggregate principal amount of the senior collateralized notes and a waiver of the payment default that resulted from such acceleration);

   o make any senior collateralized note payable in money other than that stated in the senior collateralized notes;

   o make any change in the provisions of the new indenture relating to waivers of past defaults or the rights of holders of senior collateralized notes to receive payments of principal or interest on the senior collateralized notes;

   o make any change to the subordination provisions of the new indenture that adversely affects holders of senior collateralized notes;

   o modify or eliminate holders' redemption rights (provided that no modification or elimination is permitted as to any securities issued with such right); or

   o make any change in the foregoing amendment and waiver provisions.

   The Trustee. The new indenture imposes restrictions on the trustee, should it become one of our creditors, regarding payments of claims, property received and proceeds on the sale of property received as security or otherwise. The trustee will be permitted to engage in other transactions with us.

   Subject to exceptions described in the new indenture, the holders of a majority in principal amount of the then outstanding senior collateralized notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the trustee. The new indenture provides that in case an event of default specified in the new indenture occurs and is not cured, the trustee will be required, in the exercise of its power, to use the degree of care of a reasonable person in the conduct of his own affairs. Subject to those provisions, the trustee will be under no obligation to exercise any of its rights or powers under the new indenture at the request of any holder of notes, unless the holder has offered the trustee security and indemnity satisfactory to the trustee against any loss, liability or expense.

   Reports to the Trustee. We will provide the trustee with quarterly reports which will contain the information reasonably requested by the trustee. These quarterly reports will include information regarding the outstanding balance, interest credited, withdrawals made and interest rate paid related to each account we maintain during the preceding quarterly period. The trustee is under no obligation to verify our calculations with respect to these amounts.

   Form and Denominations/Transfers. The senior collateralized notes will be non-negotiable debt instruments and, subject to some exceptions, will be issued only in book-entry form. We will issue an initial transaction statement reflecting the ownership of each senior collateralized note to each holder upon our acceptance of the tender on the expiration date. The transaction statement is not a negotiable instrument, and holders of senior collateralized notes cannot transfer record ownership without our prior written consent. Each holder of a senior collateralized note will receive a periodic statement indicating any transactions in the holder's account, as well as interest credited. Each holder may transfer ownership of the senior collateralized notes on our register only by written notice to us signed by the account holder or the account holder's duly authorized representatives on a form we supply and with our written consent (which we will not unreasonably withhold). We may also, in our discretion, require an opinion from the holder's counsel, at the holder's expense, that the proposed transfer will not violate any applicable securities laws and/or a signature guarantee on the form we provide in connection with the transfer. Upon transfer of a senior collateralized note, we will provide the new holder of the security with a transaction statement which will evidence the transfer of the account on our records.

   No Personal Liability of Directors, Officers, Employees and Stockholders Related to the Senior Collateralized Notes. None of our directors, officers, employees or stockholders will have any liability for any of our obligations under the senior collateralized notes, the new indentures or for any claim based on, in respect to, or by reason of, these obligations or their creation. Each holder of the senior collateralized notes waives and releases these persons from any liability. The waiver and release are part of the consideration for issuance of the senior collateralized notes. We have been advised that the waiver may not be effective to waive liabilities under the federal securities laws and that the SEC views these waivers as against public policy.

   Service Charges Related to the Senior Collateralized Notes. We reserve the right to assess service charges for changing the registration of any security to reflect a change in name of the holder, or a transfer (whether by operation of law or otherwise) of a security by the holder to another person.

   Interest Withholding Related to the Senior Collateralized Notes. With respect to those holders who do not provide us with a fully executed Form W-8 or Form W-9, we will withhold 28% of any interest paid (or such higher rate as necessary to comply with the Internal Revenue Code). Otherwise, we will not withhold interest, except on senior collateralized notes held by foreign business entities.

Preference Provisions of Federal or State Insolvency Laws

   If we or one of our subsidiaries were to file a petition, or become a debtor in an involuntary proceeding, under the United States Bankruptcy Code within 90 days after the consummation of the exchange offer, then the granting of liens on the assets of the entity that filed the bankruptcy petition to secure the senior collateralized notes could be challenged as a voidable preference under the Bankruptcy Code. Voiding of the liens would not necessarily void or result in the rescission of other parts of the exchange offer, which means that the exchanging noteholder would, in that instance, be holding an unsecured debt instrument in the principal amount of one half of the amount of the investment notes that the exchanging noteholder previously held, plus Series A preferred stock. In addition, if any of the exchanging noteholders were determined to be an "insider", as that term is defined in the Bankruptcy Code, on the date the exchange offer is consummated, then the applicable reach-back period in respect of which the filing of a bankruptcy petition could lead to the assertion of a preference claim in regard to the granting of liens would be one year rather than 90 days. An "insider" is defined under the Bankruptcy Code to include, in the case of a corporation:

   o officers;

   o directors;

   o relatives of officers, directors or general partners or persons in control of the corporation;

   o persons in control of the corporation; and

   o an affiliate, or insider of an affiliate, as if the affiliate were the corporation.

   The liens that the bankrupt entity had granted could be voided if:

   o The liens were granted within the applicable reachback period to secure preexisting debt;

   o the liens were granted to or for the benefit of a creditor;

   o the bankrupt entity was insolvent at the time it granted the liens;

   o the liens would enable the exchanging noteholders to receive more in a liquidation of the bankrupt entity than they would have received in the absence of the transaction; and

   o no defense applies.

   The Bankruptcy Code creates a rebuttable presumption that a bankrupt entity was insolvent during the 90 days preceding its bankruptcy filing. Applicable defenses include the exchange of "new value" for the granting of the liens. The Bankruptcy Code defines "new value" to include the extension of new credit, but it does not include an obligation substituted for an existing obligation. If a bankrupt entity's granting of liens were found to be a voidable preference, the liens that entity granted would be set aside and the obligations of that entity under the indenture governing the new notes would become unsecured obligations of that entity. Voiding of the liens the bankrupt entity granted would not affect the liens that any other entity had granted.


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

Interest Accrual in the Event of a Bankruptcy Proceeding involving Us

   In the event of a bankruptcy proceeding involving us, interest on debts owed by us will continue to accrue subsequent to the date of the bankruptcy filing to the extent that such debts are fully secured (i.e. to the extent the value of collateral exceeds the allowed claims secured thereby). Since the senior collateralized notes are to be secured by our interest in certain cash flows originating from interest-only strips, we believe it is more likely, if so secured, that interest could continue to accrue on the senior collateralized notes after the date of a bankruptcy filing.

Fraudulent Conveyance Considerations

   The transfer of assets, the payment of dividends, the incurrence of indebtedness, and the grant of security interests by us and by our subsidiaries could be subject to review under relevant federal and state fraudulent conveyance statutes in a bankruptcy case or in a lawsuit brought by or on behalf of our unpaid creditors or those of our subsidiaries. Under such fraudulent conveyance statutes, a transaction (i.e. the indebtedness as well as liens granted, the dividends, and other transfers) may be challenged (up to one year after the transaction under Section 548 of the Bankruptcy Code and up to four years if the transaction is challenged under the Uniform Fraudulent Transfer
Act), if it was effected for the purpose of delaying, hindering or defrauding creditors or if we or our subsidiaries received less than reasonably equivalent value at a time when we or they were, or as a result of which we or they became insolvent, inadequately capitalized, or expected to be unable to pay our or their debts when due. A court reaching such a conclusion could avoid any obligations incurred by us or by our subsidiaries (and any liens granted in connection therewith), or take other action detrimental to the holders of such securities. Moreover, the court could avoid and direct the return of any dividends paid by us on the Series A preferred stock.


                      TERMS OF THE SERIES A PREFERRED STOCK


   The following summary of the terms and provisions of the Series A preferred stock does not purport to be complete and is qualified in its entirety by reference to the pertinent sections of the certificate of incorporation, including the certificate of designation creating the Series A preferred stock, referred to as the certificate of designation in this document, each of which is available from us. The certificate of designation is attached to this document as Exhibit B.

Maturity

   The Series A preferred stock has no stated maturity and will not be subject to any sinking fund or mandatory redemption.

Rank

   The Series A preferred stock will, with respect to dividend rights and rights upon our liquidation, dissolution or winding up, rank (i) senior to all classes or series of our common stock, and to all equity securities ranking junior to the Series A preferred stock with respect to dividend rights or rights upon our liquidation, dissolution or winding up; and (ii) junior to all equity securities issued by us, the terms of which specifically provide that such equity securities rank prior or senior to the Series A preferred stock as to the payment of dividends and as to distribution of assets upon liquidation, dissolution or winding up of the corporation, as well as all our existing and future indebtedness.

Dividends

   Quarterly dividend payments will be $0.025 per share (equivalent to $.10 per share annually or 10.0% of the original liquidation value) of the Series A preferred stock, subject to compliance with applicable Delaware law. Dividend payments on the Series A preferred stock will be payable on the payment date to stockholders of record as of the end of each calendar quarter. The payment date shall be two weeks following the end of each calendar quarter, but may be extended by us to a date not later than 90 days after the end of each calendar quarter. The cumulative amount of any unpaid dividends shall be paid upon liquidation of the Series

A preferred stock, or the appropriate adjustment, which takes into account unpaid dividends, will be made upon the redemption or conversion of the Series A preferred stock. As long as the shares of the Series A preferred stock are outstanding, no dividends will be declared or paid on our common stock unless all dividends accrued and unpaid on the shares of the Series A preferred stock have been paid in full.

   Dividends on the Series A preferred stock will be cumulative from the date of original issue. Dividends will be payable to holders of record as they appear in our stock records at the close of business two weeks prior to the payment date, which we refer to as the record date in this document.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent.

   No dividends on shares of Series A preferred stock will be paid or set apart for payment by us so long as the terms and provisions of any agreement of ours, including any agreement relating to our indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted by agreement or law, would be unlawful, or would cause us to become insolvent as contemplated by the Delaware law.

   Notwithstanding the foregoing, dividends on the Series A preferred stock will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends on the shares of Series A preferred stock shall be payable only to the extent permitted by Delaware law. Accrued but unpaid dividends on the Series A preferred stock will not bear interest and holders of the shares of Series A preferred stock will not be entitled to any distributions in excess of full accrued distributions described above.

   Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of ours or any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A preferred stock (other than a dividend in shares of our common stock or in shares of any other class of stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) for any period unless full cumulative dividends have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for such payment on the Series A preferred stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A preferred stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock, all dividends paid upon the Series A preferred stock and any other series of preferred stock ranking on a parity as to dividends with the Series A preferred stock will be paid pro rata so that the amount of dividends paid per share of Series A preferred stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A preferred stock and such other series of preferred stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

   Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A preferred stock have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series A preferred stock as to dividends and upon liquidation) will be declared or paid or set aside for payment nor will any other distribution be declared or made upon the common stock or any other capital stock of ours, ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation, nor will any shares of common stock, or any other shares of capital stock of ours ranking junior to or on a parity with the Series A preferred stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the

0
redemption of any such shares) by us. Holders of shares of the Series A preferred stock will not be entitled to any dividend, whether payable in cash, property or stock, in excess of full cumulative dividends on the Series A preferred stock as provided above. Any dividend payment made on shares of the Series A preferred stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

Liquidation Preference

   Upon our voluntary or involuntary liquidation, dissolution or winding up of our affairs, the holders of shares of Series A preferred stock are entitled to be paid out of our assets legally available for distribution to our stockholders the liquidation preference equal to the original liquidation amount per share (subject to adjustment upon the occurrence of a stock split, combination, reclassification or other similar event of the Series A preferred stock) plus an amount per share equal to all accrued but unpaid dividends but without interest, referred to as the liquidation preference in this document, before any distribution of assets is made to holders of shares of common stock or any other class or series of capital stock of ours that ranks junior to the Series A preferred stock as to liquidation rights. Holders of Series A preferred stock will be entitled to written notice of any event triggering the right to receive such liquidation preference. After payment of the full amount of the liquidation preference, the holders of Series A preferred stock will have no right or claim to any of our remaining assets. If upon our liquidation, dissolution or winding up, our assets available for distribution to our stockholders shall be insufficient to pay the holders of shares of Series A preferred stock the full amount of the liquidation preference, then such holders shall share ratably in any distribution of assets in proportion to the respective amounts which would be payable on the shares held by them if all amounts payable with respect to such shares were paid in full.

Redemption

   The Series A preferred stock is not redeemable prior to the second anniversary of the issue date. On and after the second anniversary of the issue date, we, at our option, upon not less than 30 days' prior written notice, may redeem shares of the Series A preferred stock, in whole or in part, at any time or from time to time, for cash, at a redemption price equal to the liquidation preference.

Procedures for Redemption

   Holders of shares of Series A preferred stock to be redeemed will surrender such shares of Series A preferred stock at the place designated in such notice and will be entitled to the liquidation preference following such surrender. If notice of redemption of any shares of Series A preferred stock has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any shares of Series A preferred stock so called for redemption, then from and after the redemption date dividends will cease to accrue on such shares of Series A preferred stock, such shares of Series A preferred stock will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the liquidation preference. If less than all of the outstanding shares of Series A preferred stock are to be redeemed, the shares of Series A preferred stock to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional shares) or by any other equitable method determined by the us. Our ability to redeem the shares of Series A preferred stock is subject to the limitations on distributions in the Delaware law.

   Unless full cumulative dividends on all shares of Series A preferred stock will have been or contemporaneously are paid or a sum sufficient for the payment thereof set apart for payment for all past dividend periods and the then current dividend period, no shares of Series A preferred stock will be redeemed unless all outstanding shares of Series A preferred stock are simultaneously redeemed and we will not purchase or otherwise acquire directly or indirectly any shares of Series A preferred stock (except by exchange for our capital stock ranking junior to the shares of Series A preferred stock as to dividends and upon liquidation).

   Notice of redemption shall be delivered to each holder of Series A preferred stock, postage prepaid, not less than 30 days prior to the redemption date, addressed to the respective holders of record of the shares of

Series A preferred stock to be redeemed at their respective addresses as they appear on our stock transfer records. No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A preferred stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the liquidation preference; (iii) the number of shares of Series A preferred stock to be redeemed; (iv) the place or places where shares of the Series A preferred stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the shares of Series A preferred stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of Series A preferred stock held by such holder to be redeemed.

   Immediately prior to any redemption of shares of Series A preferred stock, we will pay, in cash, any accumulated and unpaid dividends through the redemption date, unless a redemption date falls after a record date and prior to the corresponding payment date, in which case each holder of shares of Series A preferred stock at the close of business on such record date will be entitled to the dividend payable on such shares on the corresponding payment date notwithstanding the redemption of such shares before such payment date.

Voting Rights

   Holders of the shares of Series A preferred stock will not have any voting rights, except as set forth in our certificate of incorporation or from time to time as required by law.

Conversion

   On or after the second anniversary of the issuance date (or on or after the one year anniversary of the issuance date if no dividends are paid on the Series A preferred stock), each share of the Series A preferred stock is convertible at the option of the holder into a number of shares of our common stock determined by dividing: (A) $1.00 (if the conversion date is prior to the second anniversary of the issuance date and the Series A preferred stock has become convertible due to a failure to pay dividends), $1.20 (if the conversion date is prior to the third anniversary of the issuance date but after the first anniversary of the issuance date if the Series A preferred stock has become convertible due to a failure to pay dividends) or $1.30 (if the conversion date is on or after the third anniversary of the issuance date) plus an amount equal to accrued but unpaid dividends by (B) the market value of a share of our common stock (which shall not be less than $5.00 per share) on the conversion date.

Transfer and Dividend Paying Agent

   American Stock Transfer & Trust Company will act as the transfer and dividend payment agent in respect of the shares of Series A preferred stock.


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

            BENEFICIAL OWNERSHIP OF INVESTMENT NOTES BY DIRECTORS AND
                               EXECUTIVE OFFICERS


   The following table sets forth certain information regarding the beneficial ownership of investment notes issued by us as of November 25, 2003 by our directors and executive officers, and by our directors and executive officers as a group. The business address of our directors and officers is our address.


Name and Position                              Investment Notes       Percentage
  -----------------                          Beneficially Owned      Outstanding
                                             ---------------------   -----------
Anthony J. Santilli, Chairman,
  President,
  Chief Executive Officer, Chief
  Operating Officer
  and Director                                      $ 9,278               *

Beverly Santilli, President of American
  Business Credit, Inc. and First
  Executive
  Vice President                                      9,278               *

Michael DeLuca, Director                                  0               -

Harold E. Sussman, Director                           9,396               *

Leonard Becker, Director                                  0               -

Jerome H. Miller, Director                           59,946               *

Warren E. Palitz, Director                                0               -

Jeffrey S. Steinberg, Director                            0               -

Jeffrey M. Ruben, Executive Vice
  President                                               0               -

Albert W. Mandia,
  Executive Vice President and
  Chief Financial Officer                                 0               -

Milton Riseman, Chairman of the
  Consumer Mortgage Group                                 0               -

Stephen M. Giroux,
  Executive Vice President,
  General Counsel and Secretary                           0               -

All executive officers and directors as
  a group
  (12 persons)                                      $87,898               *

---------------
*    Less than 1%.

   Mr. and Mrs. Santilli and Mr. Miller intend to participate in the exchange offer and tender their investment notes totalling $78,502 in aggregate principal amount. Mr. Sussman's investment notes are not eligible to participate in the exchange.


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

                   RECENT TRANSACTIONS IN THE INVESTMENT NOTES


   There have been no transactions involving the investment notes that have occurred during the sixty day period immediately preceding the date of this offer to exchange by us, our directors, our executive officers or any affiliate or subsidiary of us.

                          DESCRIPTION OF CAPITAL STOCK

   The following description is only a summary of certain terms and provisions of our capital stock. You should refer to our certificate of incorporation and bylaws for the complete provisions thereof.

General

   The total number of shares of capital stock of all classes that we are authorized to issue is 12,000,000. Currently, the certificate of incorporation authorizes the issuance of 9,000,000 shares of common stock, par value $.001 per share, and 3,000,000 shares of preferred stock, par value $.001 per share. As of November 25, 2003, 2,946,892 shares of common stock and no shares of preferred stock were issued and outstanding. The common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI."

Amendment to Certificate of Incorporation

   We have submitted to our stockholders for approval a proposal to amend and restate our certificate of incorporation to increase the number of authorized shares of common stock from 9,000,000 to 209,000,000 and the number of shares of authorized preferred stock from 3,000,000 to 203,000,000 in order to provide sufficient shares to effect the exchange offer. Upon receipt of stockholder approval and filing of the certificate of incorporation with the Secretary of State of Delaware, our certificate of incorporation will have 209,000,000 shares of common stock and 203,000,000 shares of preferred stock authorized for issuance. The consummation of this exchange offer is contingent upon the stockholders' approval of the proposal to amend and restate our certificate of incorporation. The Annual Meeting of Stockholders will be held on December 31, 2003.

Common Stock

   As of November 25, 2003, there were 2,946,892 shares of common stock issued and outstanding. Of such amount, 1,939,403 shares (including options to purchase 308,105 shares of common stock exercisable within 60 days of November 25, 2003) are beneficially owned by our directors and executive officers. The issued and outstanding shares of common stock have been, and the shares of common stock into which the shares of Series A preferred stock are convertible will be, duly authorized, validly issued, fully paid and non-assessable.

   Distributions. Subject to the preferential rights of any shares of preferred stock to be outstanding or subsequently classified and to the provisions of our certificate of incorporation regarding restrictions on transfer and ownership of shares of common stock, as a holder of our common stock, you will be entitled to receive distributions, if, as and when declared by our board of directors, out of our assets that we may legally use for distributions to stockholders and to share ratably in our assets that we may legally distribute to our stockholders in the event of our liquidation, dissolution or winding-up after payment of, or adequate provision for, all of our known debts and liabilities, subject to the preferential rights granted to holders of the Series A Preferred Stock or other Series A preferred stock. We currently do not pay regular quarterly dividends on our common stock.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable

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
Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent.

   Relationship to Preferred Stock and Other Shares of Common Stock. Your rights as a holder of shares of common stock will be subject to, and may be adversely affected by, the rights of holders of preferred stock that have been issued and that may be issued in the future. Our Board of Directors may cause preferred stock to be issued to obtain additional capital, in connection with acquisitions, to our officers, directors and employees pursuant to benefit plans or otherwise and for other corporate purposes.

   As a holder of our common stock, you will have no preferences, conversion, sinking fund, redemption rights or preemptive rights to subscribe for any of our securities. Subject to the provisions of our certificate of incorporation regarding restrictions on ownership and transfer, all shares of common stock have equal distribution, liquidation, voting and other rights.

   Voting Rights. Subject to the provisions of our certificate of incorporation regarding restrictions on transfer and ownership of shares of common stock, as a holder of common stock, you will have one vote per share on all matters submitted to a vote of stockholders, including the election of directors. Except as provided with respect to any other class or series of shares of capital stock, the holders of common stock will possess the exclusive voting power.

   There is no cumulative voting in the election of directors, which means that the holders of a plurality of the outstanding shares of common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock, if any, will not be able to elect any directors, except as otherwise provided for any series of our preferred stock.

   Transfer Agent. The registrar and transfer agent for shares of our common stock is American Stock Transfer & Trust Company.

Preferred Stock

   Pursuant to our certificate of incorporation and assuming stockholder approval of the proposal to increase the number of authorized shares of preferred stock, the Board of Directors will have the authority to issue up to 203,000,000 shares of preferred stock in one or more series with such designations, rights, preferences and voting rights as may be determined from time to time by the Board of Directors. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that adversely affect the voting power or other rights of the holders of our common stock. In the event of issuance, the preferred stock could be utilized, under certain circumstances, as a way of discouraging, delaying or preventing an acquisition or change in control of us. The Board of Directors has designated 200,000,000 shares of preferred stock as Series A preferred stock for purposes of effecting the exchange offer. See "Terms of the Series A preferred stock" for a description of the rights and preferences of the Series A preferred stock.

   Under applicable Delaware law, unless otherwise provided in the certificate of designation related to the Series A preferred stock, the number of shares of stock of any such series to which the certificate of designation applies may be increased (but not above the total number of authorized shares of the class) or decreased (but not below the number of shares thereof then outstanding) by a certificate likewise executed, acknowledged and filed setting forth a statement that a specified increase or decrease therein has been authorized and directed by a resolution or resolution likewise adopted by the board of directors, without approval of holders of the Series A preferred stock. In the event we elect to decrease the number of shares of Series A preferred stock, if all of such shares are not issued in connection with the exchange offer pursuant to the process outstanding, such shares would be designated as blank check preferred stock and would be available for issuance by us in the future.


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


            CERTAIN PROVISIONS OF DELAWARE LAW AND OUR CERTIFICATE OF
                            INCORPORATION AND BYLAWS


   The following paragraphs summarize certain provisions of Delaware law and our certificate of incorporation and bylaws. The summary does not purport to be complete and is subject to and qualified in its entirety by reference to Delaware law and the certificate of incorporation and bylaws. You should read these documents carefully to fully understand the terms of Delaware law, our certificate of incorporation and our bylaws.

   Delaware law authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breach of directors' fiduciary duty of care. The duty of care requires that, when acting on behalf of the corporation, directors must exercise an informed business judgment based on all material information reasonably available to them. Absent the limitations authorized by Delaware law, directors are accountable to corporations and their stockholders for monetary damages for conduct constituting gross negligence in the exercise of their duty of care. Delaware law enables corporations to limit available relief to equitable remedies such as injunction or rescission. Our certificate of incorporation limits the liability of our directors to us or our stockholders to the fullest extent permitted by Delaware law. Under Delaware law, our directors will not be personally liable for monetary damages for breach of a director's fiduciary duty as a director, except for liability:

   o for any breach of the director's duty of loyalty to us or our stockholders;

   o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

   o for unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; or

   o for any transaction from which the director derived an improper personal benefit.

   This provision limiting the liability of directors may reduce the likelihood of derivative litigation against directors and may discourage or deter stockholders or management from bringing a lawsuit against directors for breach of their duty of care, even though such an action, if successful, might otherwise have benefited us and our stockholders. Our bylaws provide indemnification to our officers and directors.

   Our bylaws provide that stockholders may act only at an annual or special meeting of stockholders and may not act by written consent. Our bylaws also provide that special meetings of the stockholders can be called only by the board of directors, chairman of the board or holders of 50% of the outstanding voting stock. Our bylaws require written notice to be delivered to our secretary by stockholders:

   o in the event of nominations of persons for election to the board of directors by any stockholder;

   o with respect to an election to be held at the annual meeting of stockholders, no later than the latest date upon which stockholder proposals must be submitted to us for inclusion in our proxy statement; and

   o with respect to an election to be held at a special meeting of stockholders for the election of directors, no later than the close of business on the thirtieth (30th) day prior to our printing of the proxy materials.

   Such notice must set forth specific information regarding such stockholder and such business or director nominee, as described in our bylaws. Our bylaws also provide for certain procedures to be followed by stockholders in nominating persons for election to our board of directors.

   Our certificate of incorporation provides that the board of directors consist of three classes of directors serving for staggered three-year terms. As a result, approximately one-third of the board of directors is elected each year. The classified board provision could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders' meeting following the date of the acquiror obtains the controlling interest.

   Our certificate of incorporation provides that the number of directors will be no greater than 15 and no less than 1.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in- capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent.

             FEDERAL INCOME TAX CONSEQUENCES OF THIS EXCHANGE OFFER


   The following is a general summary of certain United States federal income tax consequences of the exchange offer and the ownership and disposition of the new securities. Unless otherwise stated, this summary deals only with investment notes, senior collateralized notes, and Series A preferred stock held as capital assets by U.S. holders. As used in this summary, U.S. holders are any beneficial owners of the investment notes that are, for United States federal income tax purposes:

   (1) citizens or residents of the United States, (2) corporations created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (3) estates, the income of which is subject to United States federal Income taxation regardless of its source or (4) trusts if (A) a court within the United States is able to exercise primary supervision over the administration of the trust and (B) one or more United States persons have the authority to control all substantial decisions of the trust.

   This summary does not deal with special classes of holders such as banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, or tax-exempt investors and does not discuss investment notes held as part of a hedge, straddle, "synthetic security" or other integrated transaction. Further, it does not include any description of any alternative minimum tax consequences, United States federal estate or gift tax laws or the tax laws of any state or local government or of any foreign government that may be applicable.

   This summary applies only to an initial investor that purchased investment notes at their "issue price" of $1.00 per $1.00 of stated principal. Holders that acquired investment notes at a price other than their issue price, whether upon the original issuance of the notes or otherwise, should contact their tax advisors regarding the manner in which any difference between the issue price and the holder's tax basis will be taken into account in determining the holder's federal income tax liability. Also, subsequent purchasers who acquire new securities should consult their tax advisors regarding the particular tax impact on them of acquiring, holding or disposing of any new securities.

   This summary is based on the Internal Revenue Code of 1986, as amended, the Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof, and all of which are subject to change and differing interpretations, possibly on a retroactive basis. There can be no assurance that the Internal Revenue Service, or IRS, will not challenge one or more of the conclusions described in this prospectus, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the United States federal income tax consequences of exchanging investment notes for senior collateralized notes or owning or disposing of senior collateralized notes.

   EACH PERSON CONSIDERING TENDERING INVESTMENT NOTES FOR SENIOR COLLATERALIZED NOTES AND/OR SERIES A PREFERRED STOCK SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE EXCHANGE OF INVESTMENT NOTES FOR SENIOR COLLATERALIZED NOTES AND/OR SERIES A PREFERRED STOCK AND THE OWNERSHIP AND DISPOSITION OF THE NEW SECURITIES TO SUCH PERSON.

   Exchange Offer. The federal income tax treatment of the exchange offer will depend, in part, on whether a holder's investment note exchanged pursuant to the exchange offer and any senior collateralized note received constitute "securities" for federal income tax purposes. The term security is not defined in the Internal Revenue Code or in the treasury regulations and has not been clearly defined by administrative or judicial decisions. Although there are a number of factors that may affect the determination of whether a debt instrument is a security, one of the most important factors is the original term of the instrument, or the length of time between the issuance of the instrument and its maturity. In general, the longer the term of an instrument, the greater the likelihood that it will be considered a security. A debt instrument having an original term of ten years or more generally will be classified as a security, while an instrument having an original term of fewer than five years generally will not. Debt instruments having a term of at least five years but less than ten years are often treated as securities, but may not be depending on all the relevant factors. Given the uncertainty of the definition of security, it is possible that the Internal Revenue Service could take the position that an investment note does not constitute a security.
Therefore, there is uncertainty as to whether the exchange offer will be a tax-free recapitalization.

   Tax Treatment if Exchange Offer Is a Tax-Free Recapitalization. Assuming your investment note and the senior collateralized note to be received each constitute a security for federal income tax purposes, the exchange offer should qualify as a tax-free recapitalization and you should not recognize gain or loss on the exchange of investment notes for senior collateralized notes and/or Series A preferred stock, subject to the discussion below concerning attributing all or part of the consideration received in the exchange offer to accrued but unpaid interest. Your aggregate basis in the senior collateralized notes and/or Series A preferred stock received, exclusive of new securities received for accrued interest, if any, will equal your aggregate basis in the investment notes. Such basis should be allocated among the senior collateralized notes and the Series A preferred stock received in accordance with the relative fair market values of the new securities. You will have a holding period for the senior collateralized notes and Series A preferred stock that includes the period of time during which held the investment notes, provided you held the investment notes as a capital asset.

   The basis in any new security received for accrued interest, if any, will equal the fair market value of the new security received for such interest.

   Tax Treatment if Exchange Offer Is Not a Tax Free Recapitalization. If your investment note or any senior collateralized notes received does not constitute a security for federal income tax purposes, then the exchange of such investment notes for new securities will represent a taxable event. In this event, you will recognize gain or loss equal to the difference between the fair market value of the senior collateralized notes and/or shares of the Series A preferred stock received and your adjusted tax basis in the investment notes surrendered in the exchange. Holders that purchased investment notes at original issuance for an amount equal to their issue price will generally have a basis in the investment notes equal to such issue price.

   Thus, assuming your investment note was purchased at its original issuance for the issue price, except as otherwise discussed below with respect to accrued but unpaid interest, unless the fair market value of the senior collateralized note and/or Series A preferred stock to be issued pursuant to the exchange offer exceeds the issue price of the investment notes, the exchange of investment notes for new securities should not result in a current tax payable even if your investment note does not constitute a security.

   Gain or loss, if any, recognized on the exchange of investment notes for senior collateralized note and/or Series A preferred stock generally will be capital gain or loss, and will be long-term capital gain or loss, if, at the time of the exchange, the holder has held the note for more than one year. A holder would have a basis in the senior collateralized notes and Series A preferred stock equal to their respective fair market values on the date of exchange, and the holding period for the senior collateralized notes and Series A preferred stock would begin on the day following such date.

   Tax Treatment Common to Tax-Free Recapitalization or Taxable Exchange. It is unclear whether any of the consideration received in the exchange offer should be allocated to accrued and unpaid interest on the investment notes. The company intends to take the position that no amount of the consideration paid to the holders in the exchange is attributable to accrued, unpaid interest with respect to the investment notes. It is possible that the IRS may attempt to recharacterize a portion of the consideration received by holders as having been exchanged for all or a portion of the accrued, unpaid interest with respect to their investment notes. In that event, no assurance can be given that the IRS would not be successful in making such an assertion. The non-recognition of gain or loss provisions relating to tax-free recapitalizations would not be applicable to the amount of any consideration received that is allocable to accrued and unpaid interest. As a result, you would recognize ordinary income attributable to any consideration received as payment for accrued interest on the investment notes that was not previously included in your income. If you have already included the accrued interest in income, you will not recognize any additional income as a result of the consideration received as payment for the accrued interest on the investment notes. Holders with accrued but unpaid interest on their investment notes should consult their own tax advisors as to the likely tax impact of the exchange on them.

   Payment of Interest on Senior Collateralized Notes. Unless a holder elects to have interest payable only at maturity, interest paid on the senior collateralized notes will be taxable to a U.S. holder as ordinary income, as received or accrued, in accordance with the holder's federal income tax method of accounting for federal income tax purposes.

   In the event a holder elects to have interest on their senior collateralized note paid only at maturity, the holder of a new senior collateralized note will be required to recognize imputed interest as ordinary income on a constant interest method to the extent that a new senior secured note is treated as issued with OID. In general, a debt instrument is treated as having original issue discount, referred to as OID in this document, to the extent its "stated redemption price at maturity" exceeds its "issue price" (other than by a de minimis amount).

   The "issue price" of a new senior secured note will depend upon whether the new notes are traded on an "established securities market" during the sixty day period ending thirty days after the consummation of the exchange offer. Pursuant to applicable Treasury Regulations, an "established securities market" includes, among other things, (i) a system of general circulation (including a computer listing disseminated to subscribing brokers, dealers or traders) that provides a reasonable basis to determine fair market value by disseminating either recent price quotations or actual prices of recent sales transactions, or (ii) that price quotations for such notes are readily available from dealers, brokers or traders. If the new senior secured notes are traded on an established securities market the "issue price" of the new senior secured notes will be their fair market value on the exchange date. If the new senior secured notes are not traded on an established securities market but a significant portion of the existing notes exchanged for new senior secured notes were so traded, the issue price would be the fair market value of the existing notes. Otherwise, the issue price of the new senior secured notes will be their principal amount.

   We do not intend that the senior collateralized notes will be traded on an established securities market. Accordingly, the issue price of the new senior secured notes will be their principal amount. There is no assurance, however, that this will not change or that the IRS would not take a contrary position. Holders of existing notes are urged to consult their tax advisors as to whether the new senior collateralized are traded on an established securities market.

   The "stated redemption price at maturity" of a debt instrument is the sum of all payments to be made on the debt instrument, except for payments of stated interest that is unconditionally payable at least annually in cash or other property, referred to in this document as qualified stated interest or QSI. The new senior collateralized notes provide for QSI only if holders do NOT elect to have interest paid at maturity. Therefore, senior collateralized notes will have OID if holders elect to have interest paid at maturity. The stated redemption price at maturity for those senior collateralized notes will be the sum of all of the interest payments, plus the principal payment.

   To the extent the notes are treated as issued with OID (other than by a de minimis amount), each holder generally will be required to accrue OID in respect of such notes received, and include such amounts in gross income as ordinary income, over the term of such notes based on the constant interest method based upon such notes' yield to maturity. With respect to any such note, any OID will be required to be included in income during the period starting on the date of the exchange offer and ending on the maturity date. Accordingly, a holder generally would be required to include amounts in gross income in advance of the payment of cash in respect of such income. A holder's tax basis in such a note would be increased by the amount of any OID included in income and reduced by any cash payments (other than payments of QSI) made with respect to such notes.

   Payment of Dividends on Series A Preferred Stock. Distributions with respect to the Series A preferred stock (or common stock following a conversion of Series A preferred stock to common stock) will be taxable to a U.S. holder as dividend income to the extent of our current or accumulated earnings and profits. Such dividends should qualify for the reduced 15% tax rate applicable to dividends paid to non-corporate shareholders for 2003-2008 assuming the holding period and other requirements are satisfied. Distribution with respect to the Series A preferred stock in excess of current or accumulated earnings and profits will reduce your basis. Any remaining excess distribution will be treated as capital gains. Holders that are United States corporations may be able to claim a deduction equal to a portion of any dividends received.

   The tax treatment of dividends with respect to the Series A preferred stock that accrue but are not paid is not free from doubt. Under certain circumstances, a U.S. holder of preferred stock is required to take accrued dividends into account as constructive distributions at the time they accrue, rather than at the time they are paid. We intend to take the position that any accrued dividends on the preferred stock need not be treated as received by the U.S. holder until such accrued dividends are actually paid to such U.S. holder, and we will report to the Internal Revenue Service on that basis.

   Under section 302 of the Internal Revenue Code, special rules may recharacterize as a dividend the proceeds of a redemption of preferred stock or common stock if the redemption is treated as economically equivalent to a dividend. Such a recharacterization is most likely to result where a U.S. holder has significant percentage ownership in us (taking into account certain ownership attribution rules) and the redemption does not result in a meaningful reduction in such percentage interest. U.S. holders should consult their own advisors regarding the possible application of section 302 to them.

   Sale, Exchange or Redemption of Senior Collateralized Notes and/or Series A Preferred Stock. Generally, the sale, exchange or redemption of senior collateralized notes and/or Series A preferred stock will result in taxable gain or loss to a U.S. holder. The amount of gain or loss on a taxable sale (or common stock following a conversion of Series A preferred stock into common stock), exchange or redemption will be equal to the difference between (a) the amount of cash plus the fair market value of any other property received by the U.S. holder in the sale, exchange or redemption (other than amounts attributable to accrued but unpaid interest, which will be taxable as interest income to the extent not previously taken into account by the U.S. holder) and (b) the U.S. holder's adjusted tax basis in the new security sold, exchanged or redeemed.

   Gain or loss recognized on the disposition of senior collateralized notes and/or Series A preferred stock generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of such disposition, the U.S. holder's holding period for the note is more than one year. A reduced tax rate on capital gain will apply to an individual U.S. holder if such holder's holding period for the note is more than one year at the time of disposition. The deductibility of losses may be limited.

   The portion of the amount realized attributable to accrued interest or accrued dividends on the senior collateralized notes or Series A preferred stock, respectively, will not be taken into account in computing capital gain or loss. Instead, that portion of the amount realized will be recognized as ordinary interest or dividend income to the extent not therefore included in income.

   Conversion of Series A Preferred Stock. A U.S. holder of Series A preferred stock will generally not recognize gain or loss upon the conversion of their preferred stock (other than in respect of any fractional shares, if any,) if the U.S. holder receives no cash upon conversion (other than in respect of any fractional shares, if any). A holder's basis in common stock received on conversion would include the period during which the preferred stock was held. The portion of the amount realized attributable to accrued dividends on Series A preferred stock will not be taken into account in computing capital gain or loss. Instead, that portion of the amount realized will be recognized as ordinary dividend income to the extent not previously included in income.

   The receipt of cash or common stock in respect of accrued and unpaid dividends that have been declared would be treated as a distributed as described above. Similarly, although not free from doubt, the receipt of common stock in respect to accrued and unpaid dividends that have not been declared may also be treated as a distribution.

   Backup Withholding and Information Reporting. Payments of interest or dividends made by us on, or the proceeds of the sale or other disposition of, the new securities may be subject to information reporting and U.S. federal backup withholding tax if the recipient of such payment fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable United States information reporting or certification requirements. Any amount withheld from a payment to a U.S. holder under the backup withholding rules is allowable as a credit against the holder's U.S. federal income tax, provided that the required information is furnished to the IRS.


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

   EACH PERSON CONSIDERING TENDERING INVESTMENT NOTES FOR SENIOR COLLATERALIZED NOTES AND/OR SERIES A PREFERRED STOCK SHOULD CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC FEDERAL, STATE, LOCAL AND FOREIGN INCOME, FRANCHISE, PERSONAL PROPERTY, AND ANY OTHER TAX CONSEQUENCES OF THE EXCHANGE OF INVESTMENT NOTES FOR SENIOR COLLATERALIZED NOTES AND/OR SERIES A PREFERRED STOCK AND THE OWNERSHIP AND DISPOSITION OF THE NEW SECURITIES TO SUCH PERSON.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS



   The following financial review and analysis of the financial condition and results of operations for the three months ended September 30, 2003 and 2002 and fiscal years ended June 30, 2003, 2002 and 2001 should be read in conjunction with the consolidated financial statements and the accompanying notes to the consolidated financial statements, and other detailed information appearing in this document. See "-- Overview."


General

   We are a diversified financial services organization operating predominantly in the eastern and central portions of the United States. Through our principal direct and indirect subsidiaries, we originate, sell and service home equity loans and, subject to market conditions in the secondary loan market, business purpose loans. We also process and purchase home equity loans through our Bank Alliance Services program.

   Our loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. Our customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. We originate loans through a combination of channels including a national processing center located at our centralized operating office in Philadelphia, Pennsylvania and a small processing center in Roseland, New Jersey. Our centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003 we also originated home equity loans through several retail branch offices. Effective June 30, 2003, we no longer originate loans through retail branch offices. Our loan servicing and collection activities are performed at our Bala Cynwyd, Pennsylvania office, but we expect to relocate these activities to our Philadelphia office. In addition, we offer subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, our operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes.

Overview


   Current Financial Position and Future Liquidity Issues. On November 20, 2003, we had cash of approximately $25.0 million and up to $408.8 million available under our new credit facilities described below. We can only use advances under these new credit facilities to fund loan originations and not for any other purposes. The combination of our current cash position and expected sources of operating cash over the second and third quarters of fiscal 2004 may not be sufficient to cover our operating cash requirements.

   For the next three to six months, we intend to augment our sources of operating cash with proceeds from the issuance of subordinated debt on an on-going public offering. In addition to repaying maturing subordinated debt, proceeds from the issuance of subordinated debt will be used to fund overcollateralization requirements in connection with our loan originations and fund our operating losses. Under the terms of our credit facilities, our credit facilities will advance us 75% to 97% of the value of loans we originate. As a result of this limitation, we must fund the difference between the loan value and the advances, which we refer to as the overcollateralization requirement, from our operating cash.


   Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our continuing operations. Several recent events negatively impacted our short-term liquidity and contributed to our losses for fiscal 2003 and the first quarter of fiscal 2004, including our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004 and our inability to draw down upon and the expiration of several credit facilities. In addition, our temporary discontinuation of sales of new subordinated debt for approximately a six week period during the first quarter of fiscal 2004 further impaired our liquidity.

   We incurred operating losses of $29.9 million and $26.3 million for the year ended June 30, 2003 and the quarter ended September 30, 2004, respectively. In addition, we anticipate incurring operating losses



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
through at least the third quarter of fiscal 2004. As a result of these liquidity issues, since June 30, 2003, we substantially reduced our loan origination volume. From July 1, 2003 through September 30, 2003, we originated $124.1 million of loans which represents a significant reduction as compared to originations of $370.7 million of loans for the same period in fiscal 2003. As a result of our inability to originate loans at previous levels, the relationships our subsidiaries have or were developing with their brokers were adversely impacted and we lost a significant number of our loan origination employees. We anticipate that we will need to increase our loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. Our short-term plan to achieve these levels of loan originations includes replacing the loan origination employees we recently lost and creating an expanded broker initiative described under "Business -- Business Strategy." Beyond the short-term, we expect to increase originations through the application of the business strategy adjustments discussed below. Our ability to achieve those levels of loan originations could be hampered by our failure to implement our short-term plans and funding limitations expected during the start up of our new credit facilities.


   As of September 30, 2003, we had total indebtedness of approximately $797.0 million, comprised of amounts outstanding under our credit facilities, warehouse lines, subordinated debt and capitalized lease obligations. Of this amount, $109.4 million of outstanding debt was senior in right of payment to the debt securities offered by this offer to exchange and $687.6 million constitutes unsecured debt which ranks equal in right of payment to the debt securities offered by this offer to exchange.


   The following table compares our secured senior debt obligations and unsecured subordinated debt obligations at September 30, 2003 to assets which are available to repay those obligations (in thousands):


                                                                                       Secured         Unsecured
                                                                                     Senior Debt     Subordinated
                                                                                   Obligations (a)       Debt        Total Debt
                                                                                   ---------------   ------------    ----------
    Outstanding debt obligations...............................................       $109,410(f)      $687,585(f)    $796,995
                                                                                      ========         ========       ========

    Assets available to repay debt: (a)(f)
      Cash.....................................................................       $      -         $ 17,640       $ 17,640(b)
      Loans....................................................................        123,230(c)        39,458        162,688
      Interest-only strips.....................................................              -          545,583(a)(e)  545,583(a)(d)
      Servicing rights.........................................................              -          106,072        106,072(d)
                                                                                      --------         --------       --------
      Total assets available...................................................       $123,230         $708,753       $831,983
                                                                                      ========         ========       ========

---------------

(a) Security interests under the terms of the $250.0 million credit facility entered into subsequent to September 30, 2003 are not included in this table. This $250.0 million credit facility will be secured by loans when funded under this facility. At November 20, 2003, there was $14.8 million advanced under this facility with $15.5 million of loans securing the advance. In addition, interest-only strips secure obligations in an amount not to exceed 10% of the outstanding principal balance under this facility and fees and obligations due under the fee letter related to this facility. Assuming the entire $250.0 million available under this credit facility was utilized, the maximum amount secured by the interest-only strips would be approximately $60.0 million.

(b) The amount of cash reflected in this table excludes restricted cash balances of $9.6 million at September 30, 2003.

(c) Reflects the amount of loans specifically pledged as collateral against our advances under our credit facilities.

(d) Reflects the fair value of our interest-only strips and servicing rights at September 30, 2003.

(e) The grant of a lien on the collateral to secure the senior collateralized notes is not a direct lien on any interest-only strips, but is, rather, a lien on the right to receive payments due from ABFS Warehouse Trust 2003-1 which is a special purpose entity which holds the majority of, but not all of, the interest-only strips directly or indirectly held by us.

(f) The effects on this table of every $1,000,000 of existing subordinated debt that is exchanged for a combination of $500,000 of secured collateralized notes and 500,000 shares of Series A preferred stock would be as follows: unsecured subordinated debt would decrease by $1,000,000, senior secured debt obligations would increase by $500,000 and assets available to repay debt in the amount of $750,000 would move from the unsecured subordinated debt column to the senior secured debt obligations column to reflect a 150% security interest held by the collateralized notes.

   See "-- Liquidity and Capital Resources -- Short and Long-Term Capital Resources and Contractual Obligations" for information regarding our short and long-term capital resources available to repay our contractual obligations when due. In addition, see "Risk Factors -- The amount of our outstanding debt could impair our financial condition, our ability to fulfill our debt obligations and repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   For a detailed discussion of our losses, capital resources and commitments, see "-- Liquidity and Capital Resources."

   Remedial Steps Taken to Address Liquidity Issues. We undertook specific remedial actions to address short-term liquidity concerns, including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through September 30, 2003, we sold approximately $493.3 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. We are continuing the process of selling our loans. We also suspended paying quarterly cash dividends on our common stock.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "-- Liquidity and Capital Resources -- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock will be negatively impacted."

   Although we obtained two new credit facilities totaling $450.0 million, we may only use the proceeds of these credit facilities to fund loan originations and not for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in the off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the $200.0 million warehouse facility (which had been reduced to $50.0 million) which expired on October 17, 2003 and our $25.0 million warehouse facility, which expired on October 31, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities which previously held these loans, along with loans fully funded with our cash, resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of loans held by it. See "-- Liquidity and Capital Resources" for additional information regarding this conduit facility.

   To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations. While we currently believe that we will be able to restructure our operations, if necessary, we cannot assure you that such restructuring will enable us to attain profitable operations or repay the subordinated debt and senior collateralized notes when due. If we fail to successfully implement our adjusted business strategy, we will be required to consider other alternatives, including raising additional equity, seeking to convert a portion of our subordinated debt to equity, seeking protection under federal bankruptcy laws, seeking a strategic investor, or exploring a sale of the company or some or all of its assets. See "Risk Factors -- We depend upon the availability of financing to fund our continuing operations. Any failure to obtain adequate funding could hurt our ability to operate profitably and restrict our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the value

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of the common stock issued upon the conversion of the Series A preferred stock" and "-- If we are unable to obtain additional financing, we may be not able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock will be negatively impacted."

   Business Strategy Adjustments. Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. During the second and third quarters of fiscal 2004, we intend to replace the loan origination employees we recently lost and create an expanded broker initiative in order to increase loan originations. See "-- Liquidity and Capital Resources -- Business Strategy" for information regarding adjustments to our business strategy.

   If we fail to generate sufficient liquidity through the sales of our loans, the sale of our subordinated debt, the maintenance of new credit facilities or a combination of the foregoing, we will have to restrict loan originations and make additional changes to our business strategy, including restricting or restructuring our operations which could reduce our profitability or result in losses and impair our ability to repay the senior collateralized notes subordinated debt. In addition, we have historically experienced negative cash flow from operations. To the extent we fail to successfully implement our adjusted business strategy, which requires access to capital to originate loans and our ability to profitably sell these loans, we would continue to experience negative cash flows from operations which would impair our ability to repay our senior collateralized notes subordinated debt and may require us to restructure our operations. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   In addition to the adjustments to our business strategy described above, in the event we are unable to offer additional subordinated debentures for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in our adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   Credit Facilities, Pooling and Servicing Agreements and Waivers Related to Financial Covenants. As a result of the loss experienced during fiscal 2003, we failed to comply with the terms of certain of the financial covenants under two of our principal credit facilities at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million) and we requested and obtained waivers of these requirements from our lenders. We subsequently paid off the $200.0 million credit facility (which had been reduced to $50.0 million) in the October 16, 2003 refinancing described under " -- Remedial Steps Taken to Address Liquidity Issues."

   We also requested and obtained waivers or amendments to several credit facilities to address our non-compliance with certain financial covenants and other requirements as of September 30, 2003 in light of the loss for the first quarter of fiscal 2004 and our liquidity issues. See "-- Liquidity and Capital Resources -- Credit Facilities" for additional information regarding the waivers or amendments obtained.

   In addition, as a result of our non-compliance at September 30, 2003 with the net worth requirements contained in several of our Pooling and Servicing Agreements, we requested and obtained waivers of our non-compliance with these requirements. We received a written waiver from one bond insurer and a verbal waiver of our non-compliance with a financial covenant (with written documentation pending) from another bond insurer on several other Pooling and Servicing Agreements. We cannot assure you that we will be able

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to obtain this waiver in writing or whether the terms of the written waiver will impose any conditions on us. See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."

   Because we anticipate incurring losses through at least the third quarter of fiscal 2004, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers as a result of our non-compliance with financial covenants. We cannot assure you as to whether or in what form we will obtain these waivers. See "--Liquidity and Capital Resources -- Credit indebtedness may reduce our operating flexibility, limit our ability to operate profitably and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted."

   Delinquencies; Forbearance and Deferment Arrangements. We experienced an increase in the total delinquencies in our total managed portfolio to $268.4 million at September 30, 2003 from $229.1 million at June 30, 2003 and $170.8 million at June 30, 2002. Total delinquencies (loans and leases, excluding real estate owned, with payments past due for more than 30 days) as a percentage of the total managed portfolio were 9.03% at September 30, 2003 compared to 6.27% at June 30, 2003 and 5.57% at June 30, 2002.

   As the managed portfolio continues to season and if our economy continues to lag or worsen, the delinquency rate may continue to increase, which could negatively impact our ability to sell or securitize loans and reduce our profitability and the funds available to repay our senior collateralized notes and subordinated debt. Continuing low market interest rates could continue to encourage borrowers to refinance their loans and increase the levels of loan prepayments we experience which would negatively impact our delinquency rate.

   Delinquencies in our total managed portfolio do not include $222.2 million of previously delinquent loans at September 30, 2003, which are subject to deferment and forbearance arrangements. Generally, a loan remains current after we enter into a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of the delinquent payments advanced or fees paid by us on borrower's behalf as part of the deferment or forbearance arrangement) and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, we will generally declare the account in default and resume collection actions.

   During the final six months of fiscal 2003 and the first quarter of fiscal 2004, we experienced a pronounced increase in the number of borrowers under deferment arrangements than in prior periods. There was approximately $197.7 million and $222.2 million of cumulative unpaid principal balance under deferment and forbearance arrangements at June 30, 2003 and September 30, 2003, respectively, as compared to approximately $138.7 million of cumulative unpaid principal balance at June 30, 2002. Total cumulative unpaid principal balances under deferment or forbearance arrangements as a percentage of the total managed portfolio were 5.41% at June 30, 2003 and 7.47% at September 30, 2003 compared to 4.52% at June 30, 2002. Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At September 30, 2003, there was $39.4 million of cumulative unpaid principal balance under deferment arrangements and $59.3 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more. See "-- Managed Portfolio Quality -- Deferment and Forbearance Arrangements."

   Civil Subpoena from the U.S. Attorney's Office. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. The subpoena requests that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including, but not limited to,

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any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which we sold or transferred mortgage loans, any instance in which we did not service or act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We have directed our attorneys to cooperate fully with this inquiry. To date, we have provided the U.S. Attorney's Office with an initial set of documents within the scope of the subpoena. Currently, this inquiry appears to focus on our practices relating to obtaining forbearance agreements from delinquent borrowers who would otherwise be subject to foreclose. Because the inquiry is at a preliminary stage, we cannot reach any conclusions about the ultimate scope of the inquiry or the potential liability or financial consequences to us at this time.

   To the extent management fails to resolve this matter, the ongoing review by the U.S. Attorney's Office could limit our ability to engage in publicly underwritten securitization transactions or otherwise sell or service our loans. In addition, the U.S. Attorney's inquiry could reduce sales of subordinated debt upon which we rely to fund our operations and limit our ability to obtain additional credit facilities, which we need for the implementation of our business strategy. Furthermore, the U.S. Attorney could impose sanctions or otherwise restrict our ability to restructure loans, which could negatively impact our profitability and our ability to repay the senior collateralized notes and subordinated debt. See "Business--Regulation."

Business Strategy

   Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. In addition, over the next three to six months, we intend to replace the loan origination employees we recently lost and create an expanded broker initiative in order to increase loan originations. Our broker initiative involves significantly increasing the use of loan brokers to increase loan volume and retaining additional resources in the form of executive employees to manage the broker program. Our business strategy includes the following:


     o Selling substantially all of the loans we originate on at least a quarterly basis through a combination of securitizations and whole loan sales. Whole loan sales may be completed on a more frequent basis.

     o Shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. Quarterly loan securitization levels will be reduced significantly from previous levels. Securitizations for the foreseeable future are expected to be executed as private placements to institutional investors or publicly underwritten securitizations, subject to market conditions. Historically, the market for whole loan sales has provided reliable liquidity for numerous originators as an alternative to securitization. Whole loan sales provide immediate cash premiums to us, while securitizations generate cash over time but generally result in higher gains at the time of sale. We intend to rely less on gain-on-sale accounting and loan servicing activities for our revenue and earnings and will rely more on cash premiums earned on whole loan sales. This strategy is expected to result in relatively lower earnings levels at current loan origination volumes, but will increase cash flow, accelerate the timeframe for becoming cash flow positive and improve our liquidity position. See "-- Liquidity and Capital Resources" for more detail on cash flow.

     o Broadening our mortgage loan product line and increasing loan originations. We currently originate primarily fixed-rate loans. Under our business strategy, we plan to originate adjustable-rate and alt-A mortgage loans as well as a wide array of fixed-rate mortgage loans in order to appeal to a broader base of prospective customers and increase loan originations.

     o Offering competitive interest rates charged to borrowers on new products. By offering competitive interest rates charged on new products, we expect to originate loans with higher credit quality. In addition, by offering competitive interest rates we expect to appeal to a wider customer base and


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          substantially reduce our marketing costs, make more efficient use of marketing leads and increase loan origination volume.

     o Reducing origination of the types of loans that are not well received in the whole loan sale and securitization markets. We intend to reduce the level of business purpose loans that we will originate, but we will continue to originate business purpose loans to meet demand in the whole loan sale and securitization markets. During the first quarter of fiscal 2004, we did not originate any business purpose loans.

     o Reducing the cost of loan originations. We have implemented plans to:

          o    eliminate our high cost origination branches;

          o reduce the cost to originate in Upland Mortgage by: a) broadening the product line and offering competitive interest rates in order to increase origination volume, b) reducing marketing costs, and c) developing broker relationships;

          o reduce the cost to originate in American Business Mortgage Services, Inc. by increasing volume through a broadening of the mortgage loan product line and consolidating some of its operating functions to our centralized operating office in Philadelphia; and

          o reduce the cost to originate in the Bank Alliance Services program by broadening our product line and increasing the amount of fees we charge to participating financial institutions.

     o Reducing the amount of outstanding subordinated debt. The increase in cash flow expected under our business strategy is expected to accelerate a reduction in our reliance on issuing subordinated debt to meet our liquidity needs and allow us to begin to pay down existing subordinated debt.

     o Reducing operating costs. Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our shift in focus to whole loan sales, with servicing released, and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. In addition, we experienced the loss of approximately 168 additional employees, a 15% reduction, who have resigned since June 30, 2003.

   Our business strategy is expected to leverage our demonstrated strengths which include:

     o a strong credit culture which consistently originates quality performing loans;

     o long-term broker relationships at American Business Mortgage Services, Inc.;

     o    Upland Mortgage brand identity;

     o relationships with participating financial institutions in the Bank Alliance Services program; and

     o institutional investors' interest in the bonds issued in our securitizations.


   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock."


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Legal and Regulatory Considerations

   Local, state and federal legislatures, state and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants, failing to adequately disclose the material terms of loans to the borrowers and abusive servicing and collections practices. As a result of initiatives such as these, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in some states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities.


   We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania. See "-- Recent Developments" and "Risk Factors -- The inquiry regarding our forbearance practices by the U.S. Attorney could result in concerns regarding our loan servicing and limit our ability to sell or service our loans, sell subordinated debt, or obtain additional credit facilities, which would hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."


   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is on appeal to the New Jersey Supreme Court which could overrule the decision, we are currently evaluating its impact on our future lending activities in the State of New Jersey and results of operations.


   We are also subject, from time to time, to private litigation, including actual and purported class action suits. We expect that, as a result of the publicity surrounding predatory lending practices and the recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future. See

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"Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   Although we are licensed or otherwise qualified to originate loans in 44 states, our loan originations are concentrated in the eastern half of the United States. The concentration of loans in a specific geographic region subjects us to the risk that a downturn in the economy or recession in the eastern half of the country would more greatly affect us than if our lending business were more geographically diversified. As a result, an economic downturn or recession in this region could result in reduced profitability. See "Risk Factors -- An economic downturn or recession in the eastern half of the United States could hinder our ability to operate profitably, which would reduce the funds available to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."


Application of Critical Accounting Policies

   Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America, referred to as GAAP. The accounting policies discussed below are considered by management to be critical to understanding our financial condition and results of operations. The application of these accounting policies requires significant judgment and assumptions by management, which are based upon historical experience and future expectations. The nature of our business and our accounting methods make our financial condition, changes in financial condition and results of operations highly dependent on management's estimates. The line items on our income statement and balance sheet impacted by management's estimates are described below.

   Revenue Recognition. Revenue recognition is highly dependent on the application of Statement of Financial Accounting Standards, referred to as SFAS in this document, No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," referred to as SFAS No. 140 in this document, and "gain-on-sale" accounting to our quarterly loan securitizations. Gains on sales of loans through securitizations for the three months ended September 30, 2003 were minimal due to our inability to complete a securitization of our loans. However, gains on sales of loans through securitizations for the three months ended September 30, 2002 were 77.9% of total revenues and for the fiscal year ended June 30, 2003 were 70.8% of total revenues. Securitization gains represent the difference between the net proceeds to us, including retained interests in the securitization, and the allocated cost of loans securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights we retain based upon their relative fair values. Estimates of the fair values of the interest-only strips and the servicing rights we may retain are discussed below. We believe the accounting estimates related to gain on sale are critical accounting estimates because more than 80% of the securitization gains in fiscal 2003 were based on estimates of the fair value of retained interests. The amount recognized as gain on sale for the retained interests we receive as proceeds in a securitization, in accordance with accounting principles generally accepted in the United States of America, is highly dependent on management's estimates.

   Interest-Only Strips. Interest-only strips, which represent the right to receive future cash flows from securitized loans, represented 57.4 % of our total assets at September 30, 2003 and 51.6% of our total assets at June 30, 2003 and are carried at their fair values. Fair value is based on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on pools of loans sold through securitizations. We believe the accounting estimates used in determining the fair value of interest-only strips are critical accounting estimates because estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part, on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. The actual loan prepayment rate may be

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affected by a variety of economic and other factors, including prevailing interest rates, the availability of alternative financing to borrowers and the type of loan. We re-evaluate expected future cash flows from our interest-only strips on a quarterly basis. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions made as a result of unfavorable actual experience or other considerations could have a significant adverse impact on our estimate of residual cash flows and on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an accounting adjustment. In accordance with the provisions of Emerging Issues Task Force guidance on issue 99-20 "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets," referred to as EITF 99-20 in this document, and SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities," referred to as SFAS No. 115 in this document, changes in the fair value of interest-only strips that are deemed to be temporary changes are recorded through other comprehensive income, a component of stockholders' equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement which would adversely affect our income in the period of adjustment.


   During the three months ended September 30, 2003, we recorded total pre-tax valuation adjustments on our interest-only strips of $15.8 million, of which, in accordance with EITF 99-20, $9.9 million was charged to the income statement and $5.9 million was charged to other comprehensive income. During fiscal 2003, we recorded total pre-tax valuation adjustments on our interest-only strips of $58.0 million, of which, in accordance with EITF 99-20, $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced during the quarter ended September 30, 2003 and in fiscal 2003 due to the continuing low interest rate environment. See "-- Securitizations" for more detail on the estimation of the fair value of interest-only strips and the sensitivities of these balances to changes in assumptions and the impact on our financial statements of changes in assumptions. See "Risk Factors -- Our estimates of the value of interest-only strips and servicing rights we retain when we securitize loans could be inaccurate and could limit our ability to operate profitably and impair our ability to repay our senior collateralized notes and which could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   Interest accretion income represents the yield component of cash flows received on interest-only strips. We use a prospective approach to estimate interest accretion. As previously discussed, we update estimates of residual cash flow from our securitizations on a quarterly basis. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, we recognize a larger or smaller percentage of the cash flow as interest accretion. Any change in value of the underlying interest-only strip could impact our current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows. The managed portfolio includes loans held as available for sale on our balance sheet and loans serviced for others.

   Servicing Rights. Servicing rights, which represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers, net of adequate compensation that would be required by a substitute servicer, represented 11.1% of our total assets at September 30, 2003 and 10.3% of our total assets at June 30, 2003. Servicing rights are carried at the lower of cost or fair value. The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. We believe the accounting estimates used in determining the fair value of servicing rights are critical accounting estimates because the projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. We monitor the current assumptions for prepayment and credit loss rates against actual experience and other economic and market conditions and we adjust assumptions if deemed appropriate. Even a small unfavorable change in our assumptions, made as a result of

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unfavorable actual experience or other considerations could have a significant adverse impact on the value of these assets. In the event of an unfavorable change in these assumptions, the fair value of these assets would be overstated, requiring an adjustment, which would adversely affect our income in the period of adjustment.

   During the three months ended September 30, 2003, we recorded total pre-tax valuation adjustments on our servicing rights of $0.8 million, and we recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million in fiscal 2003, which were charged to the income statement. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 and fiscal 2003 due to the continuing low interest rate environments. See "-- Securitizations" and "-- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" for more detail on the estimation of the fair value of servicing rights and the sensitivities of these balances to changes in assumptions and the estimated impact on our financial statements of changes in assumptions.

   Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to, and over the period of, estimated future servicing income on that particular pool of loans. A review for impairment is performed on a quarterly basis by stratifying the serviced loans by loan type, which is considered to be the predominant risk characteristic. If our analysis indicates the carrying value of servicing rights is not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance or write down would be required. Our valuation analysis indicated that valuation adjustments of $.08 million and $5.3 million were required during the three months ended September 30, 2003 and fiscal 2003, respectively, for impairment of servicing rights due to higher than expected prepayment experience. The write downs were recorded in the income statement. Impairment is measured as the excess of carrying value over fair value.

   Allowance for Loan and Lease Losses. The allowance for loan and lease losses is maintained primarily to account for loans and leases that are delinquent and are expected to be ineligible for sale into a future securitization and for delinquent loans that have been repurchased from securitization trusts. The allowance is calculated based upon management's estimate of our ability to collect on outstanding loans and leases based upon a variety of factors, including, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay, and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. If the actual collection of outstanding loans and leases is less than we anticipate, further write downs would be required which would reduce our net income in the period the write down was required.

   Development of Critical Accounting Estimates. On a quarterly basis, senior management reviews the estimates used in our critical accounting policies. As a group, senior management discusses the development and selection of the assumptions used to perform its estimates described above. Management has discussed the development and selection of the estimates used in our critical accounting policies as of September 30, 2003 and June 30, 2003 with the Audit Committee of our Board of Directors. In addition, management has reviewed its disclosure of the estimates discussed in "Management's Discussion and Analysis of Financial Condition and Results of Operations" with the Audit Committee.

   Impact of Changes in Critical Accounting Estimates. For a description of the impact of changes in critical accounting estimates in the three months ended September 30, 2003 and the fiscal year ended June 30, 2003, see "-- Securitizations" and "-- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years."

   Initial Adoption of Accounting Policies. In conjunction with the relocation of our corporate headquarters to new leased office space, we have entered into a lease agreement and are in the process of finalizing certain governmental grant agreements that will provide us with reimbursement for certain expenditures related to our office relocation. The reimbursable expenditures include both capitalizable items for leasehold improvements, furniture and equipment and expense items such as legal costs, moving costs and employee communication programs. Amounts reimbursed to us in accordance with our lease agreement will be initially recorded as a liability on our balance sheet and will be amortized in the income statement on a straight-line basis over the term of the lease as a reduction of rent expense. Amounts received from government grants will be initially recorded as a liability. Grant funds received to offset expenditures for

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capitalizable items will be reclassified as a reduction of the related fixed asset and amortized to income over the depreciation period of the related asset as an offset to depreciation expense. Amounts received to offset expense items will be recognized in the income statement as an offset to the expense item.

Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years

   Discount Rates. During fiscal 2003, we recorded total pre-tax valuation adjustments on our securitization assets of $63.3 million, of which $45.2 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The breakout of the total adjustments in fiscal 2003 between interest-only strips and servicing rights and the amount of the adjustments related to changes in discount rates were as follows:

     o We recorded total pre-tax valuation adjustments on our interest only-strips of $58.0 million, of which $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003, which has impacted the entire mortgage industry. The valuation adjustment on interest-only strips for fiscal 2003 was reduced by a $20.9 million favorable valuation impact as a result of reducing the discount rates applied in valuing the interest-only strips at June 30, 2003. The amount of the valuation adjustment charged to the income statement was reduced by a $10.8 million favorable valuation impact as a result of reducing the discount rates and the charge to other comprehensive income was reduced by $10.1 million for the favorable impact of reducing discount rates. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003.

     o We recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on servicing rights for fiscal 2003 was reduced by a $7.1 million favorable valuation impact as a result of reducing the discount rate applied in valuing the servicing rights at June 30, 2003. The discount rate was reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003.

   During fiscal 2000, a write down of $12.6 million was recorded on our interest-only strips, of which $11.2 million was due to a change in the discount rate used to value our interest-only strips. At June 30, 2000, we increased the discount rate applicable to the residual portion of our interest-only strips from 11% to 13%. No changes were made in the discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips. The change in the discount rate was considered to be an other than temporary fair value adjustment and was recorded as expense in fiscal 2000. The factors that led to this other than temporary decline in fair value of our interest-only strips included:

   o sustained increase in market interest rates through the fourth quarter of fiscal 2000;

   o increases in the all-in cost of our mortgage loan trust investor certificates from September 1998 through June 2000;

   o increases in the cost of funding our interest-only strips, particularly the interest rate paid on subordinated debt; and

   o events and conditions in the mortgage lending industry and the actions by others in that industry.


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   Prepayment Rates. During the nine-month period ended October 1998, the percentage of home equity loans that we originated containing prepayment fees increased from less than 50% of loans originated to over 85%, a percentage which has been maintained since that time. Due to this increase in the volume of loans originated with prepayment fees, we had reduced the initial annual prepayment rate assumption on business loans and lengthened the initial assumptions used for the prepayment ramp period on home equity loans from 12 to 18 months beginning with the 1999-1 mortgage loan securitization through the 2000-1 mortgage loan securitization and to 24 months beginning with the 2000-2 mortgage loan securitization. Our experience indicated that when a loan has a prepayment fee provision, fewer borrowers will prepay, and those prepaying will do so more slowly. Our actual cumulative prepayment experience through March 31, 2000 demonstrated that only 25% of home equity loans having prepayment fees were actually prepaid by the borrowers, while 47% of home equity loans without prepayment fees were prepaid. This cumulative historical performance demonstrates that it was nearly twice as likely that a loan without a prepayment fee would be prepaid. The effect of these changes in prepayment rate assumptions increased the gains on securitizations for fiscal 2000.

   In the third quarter of fiscal 2001, we evaluated our accumulated experience with pools of loans that had a high percentage of loans with prepayment fees. We had begun using a static pool analysis of prepayments, whereby we analyzed historical prepayments by period, to determine average prepayments expected by period. For business purpose loans, we found that prepayments for the first year are generally lower than we had anticipated, peak at a higher rate than previously anticipated by month 24 and decline by month 40. Home equity loan prepayments generally ramped faster in the first year than we had anticipated but leveled more slowly over 30 months and to a lower final rate than we had been using previously. We utilized this information to modify our loan prepayment rates and ramp periods to better reflect the amount and timing of expected prepayments. The effect of these changes implemented in the third quarter of fiscal 2001 was a net reduction in the value of our interest-only strips of $3.1 million or less than 1% and an insignificant net impact on securitization gains for fiscal 2001. The effect on the interest-only strips of this change in assumptions was recorded through an adjustment to comprehensive income.

   Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, we increased the prepayment rate assumptions used to value our securitization assets, thereby decreasing the fair value of these assets. See "-- Securitizations" for discussion of the impacts of these increases in prepayment rate assumptions.

   Credit Loss Rates. In fiscal 2000, the initial credit loss assumptions beginning with the 1999-4 mortgage loan securitization were increased as a result of an increase in the percentage of second mortgage loans originated and our concerns regarding high levels of real estate values. The average percentage of first mortgage loans securitized had declined approximately 10% from the fiscal 1999 securitizations to the fiscal 2000 securitizations. High real estate values also affected our loss assumptions because in the event of an economic downturn, the loan-to-value ratios of the loans could be understated. Both of these factors increased the potential that the underlying real estate collateral would not be sufficient to satisfy the loan if a foreclosure were required. Although our percentage of first mortgages has subsequently increased, we believe real estate values may limit our ability to maintain the credit loss experience realized in prior securitizations. The effect of these changes in credit loss assumptions reduced the gains on securitizations in fiscal 2000 by approximately $1.7 million.

Off-Balance Sheet Arrangements

   We use off-balance sheet arrangements extensively in our business activities. The types of off-balance sheet arrangements we use include special purpose entities for the securitization of loans, obligations we incur as the servicer of securitized loans and other contractual obligations such as operating leases for corporate office space. See "-- Liquidity and Capital Resources" for additional information regarding our off-balance sheet contractual obligations.

   Special purpose entities and off-balance sheet facilities are used in our mortgage loan securitizations. Asset securitizations are one of the most common off-balance sheet arrangements in which a company transfers assets off of its balance sheet by selling them to a special purpose entity. We sell our loans into off-balance sheet facilities to generate the cash to pay off revolving credit facilities and to generate revenue

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through securitization gains. The special purpose entities described below meet our objectives for mortgage loan securitization structures and comply with accounting principles generally accepted in the United States of America.

   Our securitizations involve a two-step transfer that qualifies for sale accounting under SFAS No. 140. First, we sell the loans to a special purpose entity, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the special purpose entity sells the loans to a qualified special purpose entity, which we refer to as the trust. The trust is a distinct legal entity, independent from us. By transferring title of the loans to the trust, we isolate those assets from our assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans we have sold. Cash from the sale of certificates to third party investors is returned to us in exchange for our loan receivables and we use this cash, in part, to repay any borrowings under warehouse and credit facilities. The off-balance sheet trusts' activities are restricted to holding title to the loan collateral, issuing certificates to investors and distributing loan payments to the investors and us in accordance with the relevant agreement.

   In each securitization, we may retain the right to service the loans. We have no additional obligations to the off-balance sheet facilities other than those required as servicer of the loans and for breach of covenants or warranty obligations. We are not required to make any additional investments in the trusts. Under current accounting rules, the trusts do not qualify for consolidation in our financial statements. The trusts carry the loan collateral as assets and the certificates issued to investors as liabilities. Residual cash from the loans after required principal and interest payments are made to the investors and after payment of certain fees and expenses provides us with cash flows from our interest-only strips. We expect that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt and our operating cash needs.

   We may retain the rights to service the loans we sell through securitizations. If we retain the servicing rights, as the servicer of securitized loans, we are obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advance from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining a portfolio of loans on our balance sheet. However, any advances we make on a mortgage loan from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   At September 30, 2003 and June 30, 2002, the mortgage securitization trusts held loans with an aggregate principal balance due of $2.8 billion and $3.4 billion as assets and owed $2.6 billion and $3.2 billion to third party investors, respectively. Revenues from the sale of loans to securitization trusts were $0.8 million, or 4.0% of total revenues for the three months ended September 30, 2003 and $58.0 million, or 77.9% of total revenues for the three months ended September 30, 2002. The revenues for the three months ended September 30, 2002 are net of $1.7 million of expenses for underwriting fees, legal fees and other expenses associated with securitization transactions during that period. We have interest-only strips and servicing rights with fair values of $545.6 million and $106.1 million, respectively at September 30, 2003, which represent 57.4% of our total assets. Cash flows received from interest-only strips and servicing rights were $61.6 million for the three months ended September 30, 2003 and $26.5 million for the three months ended September 30, 2002. These amounts are included in our operating cash flows.

   We also used special purpose entities in our sales of loans to a $300.0 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the third party sponsor to dispose of the loans. Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans have been isolated from us and our subsidiaries and as a result, transfers to the facility were treated as

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sales for financial reporting purposes. When loans were sold to this facility, we assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale we had recognized for loans sold to this facility was estimated based on the terms we would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $275.6 million as assets and owed $267.5 million to third parties. Through September 30, 2003, $222.3 million of the loans in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor. At September 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balances due of $40.5 million as assets and owed $36.0 million to third parties. This conduit facility was refinanced in the October 16, 2003 refinancing described under "-- Liquidity and Capital Resources -- Credit Facilities."

Securitizations

   In our mortgage loan securitizations, pools of mortgage loans are sold to a trust. The trust then issues certificates or notes, which we refer to as certificates in this document, to third-party investors, representing the right to receive a pass-through interest rate and principal collected on the mortgage loans each month. These certificates, which are senior in right to our interest-only strips in the trusts, are sold in public or private offerings. The difference between the weighted-average interest rate that is charged to borrowers on the fixed interest rate pools of mortgage loans and the weighted-average pass-through interest rate paid to investors is referred to as the interest rate spread. The interest rate spread after payment of certain fees and expenses and subject to certain conditions is distributed from the trust to us and is the basis of the value of our interest-only strips. In addition, when we securitize our loans we may retain the right to service the loans for a fee, which is the basis for our servicing rights. Servicing includes processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned, referred to as REO, and performance of investor accounting and reporting processes.

   Declines in securitization pass-through interest rates resulted in interest rate spreads improving by approximately 235 basis points from the fourth quarter of fiscal 2000 securitization, to our most recent securitization in the third quarter of fiscal 2003. Increased interest rate spreads resulted in increases in the residual cash flow we expect to receive on securitized loans, the amount we received at the closing of a securitization from the sale of notional bonds or premiums on investor certificates and corresponding increases in the gains we recognized on the sale of loans in a securitization. No assurances can be made that market interest rates will remain at current levels or that we can complete securitizations in the future. However, in a rising interest rate environment and under our business strategy we would expect our ability to originate loans at interest rates that will maintain our most recent level of securitization gain profitability to become more difficult than during a stable or falling interest rate environment. We would seek to address the challenge presented by a rising interest rate environment by carefully monitoring our product pricing, the actions of our competition, market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible. See "-- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments" for a discussion of our hedging strategies.

   A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by limiting our ability to sell loans at favorable premiums in whole loan sales, widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing interest rate

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spreads on our securitized loans, which would reduce our cash flows. See "--
Liquidity and Capital Resources" for a discussion of both long and short-term liquidity. These effects may be offset to some degree by the positive effect of a decline in prepayment activity that we would expect in a rising interest rate environment.

   Conversely, a declining interest rate environment could unfavorably impact the valuation of our interest-only strips. In a declining interest rate environment the level of mortgage refinancing activity tends to increase, which could result in an increase in loan prepayment experience and may require increases in assumptions for prepayments for future periods.

   After a two-year period during which management's estimates required no valuation adjustments to our interest-only strips and servicing rights, declining interest rates and high prepayment rates over the last eight quarters have required revisions to management's estimates of the value of these retained interests. Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, we increased the prepayment rate assumptions used to value our securitization assets, thereby decreasing the fair value of these assets. However, because our prepayment rates as well as those throughout the mortgage industry continued to remain at higher than expected levels due to continuous declines in interest rates during this period to 40-year lows, our prepayment experience exceeded even our revised assumptions. As a result, over the last eight quarters we have recorded cumulative pre-tax write downs to our interest-only strips in the aggregate amount of $138.8 million and pre-tax adjustments to the value of servicing rights of $13.2 million, for total adjustments of $152.0 million, mainly due to our higher than expected prepayment experience. Of this amount, $95.9 million was expensed through the income statement and $56.1 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

   During the three months ended September 30, 2003, we recorded total pre-tax valuation adjustments on our securitization assets of $16.7 million, of which $10.8 million was charged on the income statement and $5.9 million was charged to other comprehensive income. The breakout of the total adjustments in the first three months of fiscal 2004 between interest-only strips and servicing rights was a follows:

     o We recorded total pre-tax valuation adjustments on our interest only-strips of $15.8 million, of which, in accordance with EITF 99-20, $9.9 million was charged to the income statement and $5.9 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

     o We recorded total pre-tax valuation adjustments on our servicing rights of $0.8 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

   The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. We had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, we had utilized derivative financial instruments to manage interest rate risk exposure on our loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of our quarterly revaluation of our interest-only strips and servicing rights, and our own prepayment experience, we believe prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of September 15, 2003 that mortgage refinancings as a percentage share of total mortgage originations will decline from 71% in the first quarter of calendar 2003 to 39% in the first quarter of calendar 2004 and to 25% in the second quarter of calendar 2004. The Mortgage Bankers Association of America has also projected in its September 2003 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase over the next three quarters. As a result of our analysis of these factors, we have increased our prepayment rate assumptions for home equity loans for

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the near term, but at a declining rate, before returning to our historical levels. However, we cannot predict with certainty what our prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value our securitization assets and our actual experience may have a significant adverse impact on the value of these assets.

   The following tables detail the pre-tax write downs of the securitization assets by quarter and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights (in thousands):

Fiscal Year 2004:

                                                                                                        Income         Other
                                                                                           Total      Statement    Comprehensive
                                      Quarter Ended                                      Write down     Impact     Income Impact
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   September 30, 2003 ...............................................................     $16,658      $10,795        $5,863

Fiscal Year 2003:

                                                                                                        Income         Other
                                                                                           Total      Statement    Comprehensive
                                      Quarter Ended                                      Write down     Impact     Income Impact
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   September 30, 2002 ...............................................................     $16,739      $12,078        $ 4,661
   December 31, 2002 ................................................................      16,346       10,568          5,778
   March 31, 2003 ...................................................................      16,877       10,657          6,220
   June 30, 2003 ....................................................................      13,293       11,879          1,414
                                                                                          -------      -------        -------
   Total Fiscal 2003 ................................................................     $63,255      $45,182        $18,073
                                                                                          =======      =======        =======

Fiscal Year 2002:

                                                                                                        Income         Other
                                                                                           Total      Statement    Comprehensive
                                      Quarter Ended                                      Write down     Impact     Income Impact
    ---------------------------------------------------------------------------------    ----------   ---------    -------------
   December 31, 2001 ................................................................     $11,322      $ 4,462        $ 6,860
   March 31, 2002 ...................................................................      15,513        8,691          6,822
   June 30, 2002 ....................................................................      17,244        8,900          8,344
                                                                                          -------      -------        -------
   Total Fiscal 2002 ................................................................     $44,079      $22,053        $22,026
                                                                                          =======      =======        =======

Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

   The following table summarizes the volume of loan securitizations and whole loan sales for the three months ended September 30, 2003 and 2002, and fiscal years ended June 30, 2003, 2002 and 2001 (dollars in thousands):


                                                                        Three Months Ended
                                                                          September 30,                Year Ended June 30,
                                                                       -------------------    -------------------------------------
Securitizations:                                                         2003       2002         2003          2002         2001
                                                                       --------   --------    ----------    ----------   ----------
Business loans.....................................................    $  1,207   $ 29,998    $  112,025    $  129,074   $  109,892
Home equity loans..................................................       4,245    336,410     1,311,739     1,222,061      992,174
                                                                       --------   --------    ----------    ----------   ----------
Total..............................................................    $  5,452   $366,408    $1,423,764    $1,351,135   $1,102,066
                                                                       ========   ========    ==========    ==========   ==========

Gain on sale of loans through
  securitization...................................................    $    799   $ 58,011    $  170,950    $  185,580   $  128,978
Securitization gains as a percentage of total revenue..............         4.0%      77.9%         70.8%         74.9%        70.4%
Whole loan sales...................................................    $270,979   $  1,537    $   28,013    $   57,679   $   76,333
Gains on whole loan sales..........................................    $  2,921   $     35    $      655    $    2,448   $    2,742

   As demonstrated in the fourth quarter of fiscal 2003 and the first quarter of fiscal 2004, our quarterly revenues and net income will fluctuate in the future principally as a result of the timing, size and profitability of our securitizations. The business strategy of selling loans through securitizations and whole loan sales requires building an inventory of loans over time, during which time we incur costs and expenses. Since a gain on sale is not recognized until a securitization is closed or whole loan sale is settled, which may not occur until a subsequent quarter, operating results for a given quarter can fluctuate significantly. If securitizations or whole loan sales do not close when expected, we could experience a material adverse effect on our results of operations for a quarter. See "-- Liquidity and Capital Resources" for a discussion of the impact of securitizations and whole loan sales on our cash flow.

   Several factors affect our ability to complete securitizations on a profitable basis. These factors include conditions in the securities markets, such as fluctuations in interest rates described below, conditions in the asset-backed securities markets relating to the loans we originate, credit quality of the managed portfolio of loans or potential changes to the legal and accounting principles underlying securitization transactions.

   Interest-Only Strips. As the holder of the interest-only strips, we are entitled to receive excess (or residual) cash flows and cash flows from overcollateralization. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. In most of our securitizations, surety fees are paid to an unrelated insurance entity to provide credit enhancement for the trust investors.

   Generally, all residual cash flows are initially retained by the trust to establish required overcollateralization levels in the trust. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over the aggregate principal balance of investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

   The overcollateralization requirements for a mortgage loan securitization are different for each securitization and include:

     o The initial requirement, if any, which is a percentage of the original unpaid principal balance of loans securitized and is paid in cash at the time of sale;

     o The final target, which is a percentage of the original unpaid principal balance of loans securitized and is funded from the monthly excess cash flow. Specific securitizations contain provisions requiring an increase above the final target overcollateralization levels during periods in which delinquencies exceed specified limits. The overcollateralization levels return to the target levels when delinquencies fall below the specified limits; and

     o The stepdown requirement, which is a percentage of the remaining unpaid principal balance of securitized loans. During the stepdown period, the overcollateralization amount is gradually reduced through cash payments to us until the overcollateralization balance declines to a specific floor. The stepdown period generally begins at the later of 30 to 36 months after the initial securitization of the loans or when the remaining balance of securitized loans is less than 50% of the original balance of securitized loans.

   The fair value of our interest-only strips is a combination of the fair values of our residual cash flows and our overcollateralization cash flows. At September 30, 2003, investments in interest-only strips totaled $545.6 million, including the fair value of overcollateralization related cash flows of $263.5 million.

   Trigger Management. Repurchasing delinquent loans from securitization trusts benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from our interest-only strips until the delinquency or loss triggers are no longer exceeded. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. The related allowance for loan losses on these repurchased loans is included in our provision for credit losses in the period of repurchase. Our ability to repurchase these loans does not disqualify us for sale accounting under SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because we are not required to repurchase any loan and our ability to repurchase a loan is limited by contract.

   At September 30, 2003, seven of our 25 mortgage securitization trusts were under a triggering event, as a result of delinquencies exceeding specified levels, losses exceeding specified levels or both. At June 30, 2003, none or our 25 mortgage securitization trusts were under a triggering event. Approximately $3.4 million of excess overcollateralization is being held by the seven trusts as of September 30, 2003. For the three months ended September 30, 2003, we repurchased delinquent loans with an aggregate unpaid principal balance of $16.3 million from securitization trusts primarily for trigger management. We cannot predict when the seven trusts currently exceeding triggers will be below trigger limits and release the excess overcollateralization. If delinquencies increase and we cannot cure the delinquency or liquidate the loans in the mortgage securitization trusts without exceeding loss triggers, the levels of repurchases required to manage triggers may increase. Our ability to continue to manage triggers in our securitization trusts in the future is affected by our availability of cash from operations or through the sale of subordinated debt to fund these repurchases. See "Risk Factors -- Delinquencies and prepayments in the pools of securitized loans could adversely affect the cash flow we receive from our interest-only strips, impair our ability to sell or securitize loans in the future, impair our ability to repay the senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock." Additionally, our repurchase activity increases prepayments which may result in unfavorable prepayment experience. See "-- Securitizations" for more detail of the effect prepayments have on our financial statements. Also see "-- Managed Portfolio Quality -- Delinquent Loans and Leases" for further discussion of the impact of delinquencies.

   The following table summarizes the principal balances of loans and REO we have repurchased from the mortgage loan securitization trusts during the first quarter of fiscal 2004 and fiscal years 2003 and 2002. We received $7.6 million, $37.6 million, and $19.2 million of proceeds from the liquidation of repurchased loans and REO for the three months ended September 30, 2003 and for fiscal years 2003 and 2002, respectively. We carried as assets on our balance sheet, repurchased loans and REO in the amounts of $14.3 million, $9.6 million and $9.4 million at September 30, 2003 and June 30, 2003 and 2002, respectively. All loans and REO were repurchased at the contractual outstanding balances at the time of repurchase and are carried at the lower of their cost basis or fair value. Because the contractual outstanding balance is typically greater than the fair value, we generally incur a loss on these repurchases. Mortgage loan securitization trusts are listed only if repurchases have occurred.

 Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts
                             (dollars in thousands)



                                       2003-1    2001-3   2001-2    2001-1   2000-4    2000-3   2000-2    2000-1    1999-4   1999-3
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
Three months ended September 30,
 2003:
 Business loans ....................    $ 219    $   --   $  603    $   --    $  73    $  --    $  921    $  815    $  644   $  258
 Home equity loans .................       --        --      748        --      266      560     1,640     2,658       938      598
                                        -----    ------   ------    ------    -----    -----    ------    ------    ------   ------
   Total............................    $ 219    $   --   $1,351    $   --    $ 339    $ 560    $2,561    $3,473    $1,582   $  856
                                        =====    ======   ======    ======    =====    =====    ======    ======    ======   ======
% of Original Balance of Loans
 Securitized .......................     0.05%       --     0.38%       --     0.12%    0.37%     0.85%     1.47%     0.71%    0.39%
 Number of loans repurchased .......        1        --       12        --        6        9        31        52        24       11
Year ended June 30, 2003:
 Business loans ....................    $  --    $  349   $   --    $  543    $ 223    $ 144    $2,065    $1,573    $2,719   $2,138
 Home equity loans .................       --       853       --     4,522      520      839     4,322     4,783     5,175    3,697
                                        -----    ------   ------    ------    -----    -----    ------    ------    ------   ------
   Total............................    $  --    $1,202   $   --    $5,065    $ 743    $ 983    $6,387    $6,356    $7,894   $5,835
                                        =====    ======   ======    ======    =====    =====    ======    ======    ======   ======
% of Original Balance of Loans
 Securitized .......................       --      0.40%      --      1.84%    0.27%    0.66%     2.11%     2.68%     3.56%    2.63%
 Number of loans repurchased .......       --        11       --        51        9       11        59        65        97       83
Year ended June 30, 2002:
 Business loans ....................    $  --    $   --   $   --    $   --    $  --    $  --    $   --    $   --    $  194   $1,006
 Home equity loans .................       --        --       --        --       --       --        --        84       944    3,249
                                        -----    ------   ------    ------    -----    -----    ------    ------    ------   ------
   Total............................    $  --    $   --   $   --    $   --    $  --    $  --    $   --    $   84    $1,138   $4,255
                                        =====    ======   ======    ======    =====    =====    ======    ======    ======   ======
% of Original Balance of Loans
 Securitized .......................       --        --       --        --       --       --        --      0.04%     0.51%    1.92%
 Number of loans repurchased .......       --        --       --        --       --       --        --         2        18       47


(Continued)                                   1999-2   1999-1    1998-4   1998-3    1998-2   1998-1    1997(a)    1996(a)    Total
                                              ------   ------    ------   ------    ------   ------    -------    -------   -------
Three months ended September 30, 2003:
 Business loans...........................    $  608   $  113    $   40   $   18    $   --   $   --     $   68     $  --    $ 4,380
 Home equity loans........................     2,478      951       587      307        --       62        170        --     11,963
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total..................................    $3,086   $1,064    $  627   $  325    $   --   $   62     $  238     $  --    $16,343
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans
 Securitized..............................      1.40%    0.58%     0.78%    0.16%     0.00%    0.06%      0.14%       --
 Number of loans repurchased..............        36       14         9        4        --        1          5        --        215
Year ended June 30, 2003:
 Business loans...........................    $1,977   $1,199    $   72   $1,455    $  205   $  395     $  744     $ 451    $16,252
 Home equity loans........................     3,140    4,432       549    3,211     1,386      610        381       355     38,775
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total..................................    $5,117   $5,631    $  621   $4,666    $1,591   $1,005     $1,125     $ 806    $55,027
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans
   Securitized............................      2.33%    3.04%     0.78%    2.33%     1.33%    0.96%      0.64%     1.30%
 Number of loans repurchased..............        59       60         7       60        23       13         16        13        637
Year ended June 30, 2002:
 Business loans...........................    $  341   $  438    $  632   $  260    $  516   $1,266     $1,912     $ 104    $ 6,669
 Home equity loans........................     2,688    2,419     4,649    5,575     1,548    1,770        462       183     23,571
                                              ------   ------    ------   ------    ------   ------     ------     -----    -------
   Total..................................    $3,029   $2,857    $5,281   $5,835    $2,064   $3,036     $2,374     $ 287    $30,240
                                              ======   ======    ======   ======    ======   ======     ======     =====    =======
% of Original Balance of Loans
   Securitized............................      1.38%    1.54%     6.60%    2.92%     1.72%    2.89%      1.36%     0.46%
 Number of loans repurchased..............        31       33        58       61        24       37         26         4        341

---------------
(a) Amounts represent combined repurchases and percentages for two 1997 securitization pools and two 1996 securitization pools.

   SFAS No. 140 was effective on a prospective basis for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. SFAS No. 140 requires that we record an obligation to repurchase loans from securitization trusts at the time we have the contractual right to repurchase the loans, whether or not we actually repurchase them. For securitization trusts 2001-2 and forward, to which this rule applies, we have the contractual right to repurchase a limited amount of loans greater than 180 days past due. In accordance with the provisions of SFAS No. 140, we have recorded on our September 30, 2003 balance sheet a liability of $29.0 million for the repurchase of loans subject to these removal of accounts provisions. A corresponding asset for the loans, at the lower of their cost basis or fair value, has also been recorded.

   Mortgage Loan Securitization Trust Information. The following tables provide information regarding the nature and principal balances of mortgage loans securitized in each trust, the securities issued by each trust, and the overcollateralization requirements of each trust.

       Summary of Selected Mortgage Loan Securitization Trust Information
                   Current Balances as of September 30, 2003
                             (dollars in millions)

                          2003-1     2002-4     2002-3     2002-2     2002-1     2001-4     2001-3     2001-2     2001-1     2000-4
                         --------    -------   --------    -------   --------    -------   -------    -------    --------   -------
Original balance of
 loans securitized:
 Business loans ......   $     33    $    30   $     34    $    34   $     32    $    29   $    31    $    35    $     29   $    27
 Home equity loans ...        417        350        336        346        288        287       269        320         246       248
                         --------    -------   --------    -------   --------    -------   -------    -------    --------   -------
   Total..............   $    450    $   380   $    370    $   380   $    320    $   316   $   300    $   355    $    275   $   275
                         ========    =======   ========    =======   ========    =======   =======    =======    ========   =======
Current balance of
 loans securitized:
 Business loans ......   $     30    $    26   $     29    $    28   $     24    $    21   $    21    $    25    $     17   $    14
 Home equity loans ...        388        294        241        217        161        138       121        126          91        82
                         --------    -------   --------    -------   --------    -------   -------    -------    --------   -------
   Total..............   $    418    $   320   $    270    $   245   $    185    $   159   $   142    $   151    $    108   $    96
                         ========    =======   ========    =======   ========    =======   =======    =======    ========   =======
Weighted-average
 interest rate on
 loans securitized:
 Business loans ......      15.88%     16.01%     15.97%     16.00%     15.78%     15.79%    15.95%     15.97%      16.03%    16.11%
 Home equity loans ...       9.74%     10.50%     10.84%     10.91%     10.86%     10.71%    11.09%     11.22%      11.44%    11.61%
   Total..............      10.18%     10.95%     11.39%     11.50%     11.50%     11.37%    11.82%     11.99%      12.17%    12.26%

Percentage of first
 mortgage loans ......         87%        87%        87%        87%        90%        90%       89%        90%         89%       86%
Weighted-average
 loan-to-value .......         77%        76%        77%        76%        75%        77%       76%        76%         75%       76%
Weighted-average
 remaining term
 (months) on loans
 securitized .........        265        257        249        235        228        228       219        215         213       203
Original balance of
 Trust Certificates ..   $    450    $   376   $    370    $   380   $    320    $   322   $   306    $   355    $    275   $   275
Current balance of
 Trust Certificates ..   $    408    $   304   $    257    $   231   $    171    $   146   $   130    $   135    $     98   $    84
Weighted-average
 pass-through
 interest rate to
 Trust Certificate
 holders(a) ..........       5.03%      5.94%      7.09%      7.92%      7.32%      5.35%     5.74%      8.41%       7.91%     7.05%
Highest Trust
 Certificate
 pass-through
 interest rate .......       3.78%      8.61%      6.86%      7.39%      6.51%      5.35%     6.17%      6.99%       6.28%     7.05%
Overcollateralization
 requirements:
Required percentages:
 Initial .............         --       1.00%        --         --         --         --        --         --          --        --
 Final target ........       5.50%      5.75%      3.50%      3.50%      4.50%      4.25%     4.00%      4.40%       4.10%     4.50%
 Stepdown
   overcollateralization    11.00%     11.50%      7.00%      7.00%      9.00%      8.50%     8.00%      8.80%       8.20%     9.00%
Required dollar amounts:
   Initial............         --    $     4         --         --         --         --        --         --          --        --
   Final target ......   $     25    $    22   $     13    $    13   $     14    $    13   $    12    $    16    $     11   $    12

Current status:
   Overcollateralization
    amount.............  $     10    $    16   $     11    $    13   $     14    $    13   $    12    $    16    $     10   $    12
   Final target reached
    or anticipated date
    to reach............  10/2004     3/2004     9/2003        Yes        Yes        Yes       Yes      Yes(c)      Yes(c)      Yes
   Stepdown reached
    or anticipated date
    to reach ...........   7/2006     2/2006    10/2005     7/2005    10/2004     7/2004    4/2004     1/2004     10/2003    1/2004
Annual surety wrap fee       0.20%        (b)        (b)        (b)      0.21%      0.20%     0.20%      0.20%       0.20%     0.21%
Servicing rights:
   Original balance...   $     16    $    14   $     13    $    15   $     13    $    13   $    12    $    15    $     11   $    14
   Current balance       $     15    $    11   $     10    $    10   $      8    $     7   $     6    $     7    $      5   $     5

---------------

(a) Rates for securitizations 2001-2 and forward include rates on notional bonds, or the impact of premiums to loan collateral received on trust certificates, included in securitization structure. The sale of notional bonds allows us to receive more cash at the closing of a securitization. See "-- Three months ended

     September 30, 2003 Compared to Three months ended September 30, 2002 -- Gain on Sale of Loans -- Securitizations" for further description of the notional bonds.

(b) Credit enhancement was provided through a senior/subordinate certificate structure.

(c) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "--Trigger Management" for further detail.

                   Current Balances as of September 30, 2003
                             (dollars in millions)



                                2000-3     2000-2   2000-1    1999-4   1999-3    1999-2   1999-1    1998 (a)    1997 (a)   1996 (a)
                               --------    ------   ------    ------   ------    ------   ------    --------    --------   --------
Original balance of loans
 securitized:
 Business loans ............   $     16    $   28   $   25    $   25   $   28    $   30   $   16     $   57      $   45     $   29
 Home equity loans .........        134       275      212       197      194       190      169        448         130         33
                               --------    ------   ------    ------   ------    ------   ------     ------      ------     ------
   Total....................   $    150    $  303   $  237    $  222   $  222    $  220   $  185     $  505      $  175     $   62
                               ========    ======   ======    ======   ======    ======   ======     ======      ======     ======
Current balance of loans
 securitized:
 Business loans ............   $      7    $   13   $   10    $   10   $   10    $   10   $    6     $   13      $    9     $    5
 Home equity loans .........         43        82       59        63       60        61       49         99          18          4
                               --------    ------   ------    ------   ------    ------   ------     ------      ------     ------
   Total....................   $     50    $   95   $   69    $   73   $   70    $   71   $   55     $  112      $   27     $    9
                               ========    ======   ======    ======   ======    ======   ======     ======      ======     ======
Weighted-average interest
 rate on loans securitized:
 Business loans ............      16.07%    16.07%   16.01%    16.08%   15.75%    15.73%   15.96%     15.74%      15.91%     15.89%
 Home equity loans .........      11.44%    11.42%   11.34%    11.03%   10.83%    10.49%   10.65%     10.81%      11.56%     11.06%
   Total....................      12.10%    12.07%   12.04%    11.72%   11.56%    11.26%   11.18%     11.38%      12.96%     13.84%
Percentage of first
 mortgage loans ............         90%       84%      80%       86%      87%       89%      93%        90%         79%        77%
Weighted-average loan-to-
 value .....................         76%       76%      77%       76%      77%       76%      77%        76%         75%        65%
Weighted-average remaining
 term (months) on loans
 securitized ...............        202       210      198       196      200       207      205        189         145        105
Original balance of Trust
 Certificates ..............   $    150    $  300   $  235    $  220   $  219    $  219   $  184     $  498      $  171     $   61
Current balance of Trust
Certificates ...............   $     44    $   84   $   61    $   65   $   62    $   64   $   49     $  100      $   23     $    6
Weighted-average pass-
 through interest rate to
 Trust Certificate holders .       7.61%     7.05%    7.03%     6.84%    6.75%     6.62%    6.56%      6.33%       7.17%      7.67%
Highest Trust Certificate
 pass-through interest rate        7.61%     8.04%    7.93%     7.68%    7.49%     7.13%    6.58%      6.86%       7.53%      7.95%

Overcollateralization
 requirements:
Required percentages:
 Initial ...................         --      0.90%    0.75%     1.00%    1.00%     0.50%    0.50%      1.50%       2.43%      1.94%
 Final target ..............       4.75%     5.95%    5.95%     5.50%    5.00%     5.00%    5.00%      5.10%       7.43%      8.94%
 Stepdown
 overcollateralization .....       9.50%    11.90%   11.90%    11.00%   10.00%    10.00%   10.00%     10.21%      14.86%     12.90%
Required dollar amounts:
 Initial ...................         --    $    3   $    2    $    2   $    2    $    1   $    1     $    7      $    4     $    1
 Final target ..............   $      7    $   18   $   14    $   12   $   11    $   11   $    9     $   26      $   13     $    6
Current status:
 Overcollateralization
 amount ....................   $      6    $   11   $    8    $    8   $    8    $    7   $    6     $   12      $    4     $    3
 Final target reached or
  anticipated date to reach         Yes(b)    Yes      Yes       Yes      Yes       Yes      Yes        Yes         Yes        Yes
 Stepdown reached or
  anticipated date to reach.    10/2003       Yes      Yes       Yes      Yes(b)    Yes      Yes(b)     Yes(b)      Yes        Yes
Annual surety wrap fee .....       0.21%     0.21%    0.19%     0.21%    0.21%     0.19%    0.19%      0.22%       0.26%      0.18%
Servicing rights:
 Original balance ..........   $      7    $   14   $   10    $   10   $   10    $   10   $    8     $   18      $    7     $    4
 Current balance ...........   $      2    $    4   $    3    $    3   $    3    $    2   $    2     $    2      $    1     $    1

---------------
(a) Amounts represent combined balances and weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.
(b) Although the final target has been reached, this trust is exceeding delinquency limits, and the trust is retaining additional overcollateralization. We cannot predict when normal residual cash flow will resume. See "--Trigger Management" for further detail.

   Discounted Cash Flow Analysis. The estimation of the fair value of interest-only strips is based upon a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, prepayment rates and credit loss rates on the pool of loans. These assumptions are monitored against actual experience and other economic and market conditions and are changed if deemed appropriate. Our methodology for determining the discount rates, prepayment rates and credit loss rates used to calculate the fair value of our interest-only strips is described below.

   Discount Rates. We use discount rates, which we believe are commensurate with the risks involved in our securitization assets. While quoted market prices on comparable interest-only strips are not available, we have performed comparisons of our valuation assumptions and performance experience to others in the non-conforming mortgage industry. We quantify the risks in our securitization assets by comparing the asset quality and performance experience of the underlying securitized mortgage pools to comparable industry performance.

   At September 30, 2003, we applied a discount rate of 11% to the estimated residual cash flows. In determining the discount rate that we apply to residual cash flows, we follow what we believe to be the practice of other companies in the non-conforming mortgage industry. That is, to determine the discount rate by adding an interest rate spread to the all-in cost of securitizations to account for the risks involved in securitization assets. The all-in cost of the securitization trusts' investor certificates includes the highest trust certificate pass-through interest rate in each mortgage securitization, trustee fees, and surety fees. Trustee fees and surety fees, where applicable, generally range from 19 to 22 basis points combined. From industry experience comparisons and our evaluation of the risks inherent in our securitization assets, we have determined an interest rate spread, which is added to the all-in cost of our mortgage loan securitization trusts' investor certificates. From June 30, 2000 through March 31, 2003, we had applied a discount rate of 13% to residual cash flows. On June 30, 2003, we reduced that discount rate to 11% based on the following factors:

     o We have experienced a period of sustained decreases in market interest rates. Interest rates on three and five-year term US Treasury securities have been on the decline since mid-2000. Three-year rates have declined approximately 475 basis points and five-year rates have declined approximately 375 basis points.

     o The interest rates on the bonds issued in our securitizations over this same timeframe also have experienced a sustained period of decline. The highest trust certificate pass-through interest rate has declined 426 basis points, from 8.04% in the 2000-2 securitization to 3.78% in the 2003-1 securitization.

     o The weighted average interest rate on loans securitized has declined from a high of 12.01% in the 2000-3 securitization to 10.23% in the 2003-1 securitization.

     o Market factors and the economy favor the continuation of low interest rates for the foreseeable future.
     o Economic analysis of interest rates and data currently being released support declining mortgage refinancings even though predicting the continuation of low interest rates for the foreseeable future.

     o The interest rates paid on recently issued subordinated debt, which is used to fund our interest-only strips, has declined from a high of 11.85% in February 2001 to a current rate of 7.49% in June 2003.

   However, because the discount rate is applied to projected cash flows, which consider expected prepayments and losses, the discount rate assumption was not evaluated in isolation. These risks involved in our securitization assets were considered in establishing a discount rate. The impact of this reduction in discount rate from 13% to 11% was to increase the valuation of our interest-only strips by $17.6 million at June 30, 2003. The 11% discount rate that we apply to our residual cash flow portion of our interest-only strips compared to rates used by others in the industry reflects our historically higher asset quality and performance of our securitized assets compared to industry asset quality and performance and the other characteristics of our securitized loans described below:

     o Underlying loan collateral with fixed interest rates, which are higher than others in the non-conforming mortgage industry. Average interest rate of securitized loans exceeds the industry average by 100 basis points or more. All of the securitized loans have fixed interest rates, which are more predictable than adjustable-rate loans.

     o At origination, approximately 90% to 95% of securitized business purpose loans have prepayment fees and approximately 80% to 85% of securitized home equity loans have prepayment fees. Currently in our managed portfolio, approximately 50% to 55% of securitized business purpose loans have prepayment fees and approximately 60% to 65% of securitized home equity loans have prepayment fees. Our historical experience indicates that prepayment fees lengthen the prepayment ramp periods and slow annual prepayment speeds, which have the effect of increasing the life of the securitized loans.

     o A portfolio mix of first and second mortgage loans of 80-85% and 15-20%, respectively. Historically, the high proportion of first mortgages has resulted in lower delinquencies and losses.

     o A portfolio credit grade mix comprised of 60% A credits, 23% B credits, 14% C credits, and 3% D credits. In addition, our historical loss experience is below what is experienced by others in the non-conforming mortgage industry.

   We apply a second discount rate to projected cash flows from the overcollateralization portion of our interest-only strips. The discount rate applied to projected overcollateralization cash flows in each mortgage securitization is based on the highest trust certificate pass-through interest rate in the mortgage securitization. In fiscal 2001, we instituted the use of a minimum discount rate of 6.5% on overcollateralization cash flows. At June 30, 2003 we reduced the minimum discount rate to 5.0% to reflect the sustained decline in interest rates. This reduction in the minimum discount rate impacted the valuation of three securitizations and increased the June 30, 2003 valuation of our interest-only strips by $3.3 million. At September 30, 2003 and June 30, 2003, the average discount rate applied to projected overcollateralization cash flows was 7%. This discount rate is lower than the discount rate applied to residual cash flows because the risk characteristics of the projected overcollateralization cash flows do not include prepayment risk and have minimal credit risk. For example, if the entire unpaid principal balance in a securitized pool of loans was prepaid by borrowers, we would fully recover the overcollateralization portion of the interest-only strips. In addition, historically, these overcollateralization balances have not been impacted by credit losses as the residual cash flow portion of our interest-only strips has always been sufficient to absorb credit losses and stepdowns of overcollateralization have generally occurred as scheduled. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates.

   The blended discount rate used to value the interest-only strips, including the overcollateralization cash flows, was 9% at September 30, 2003 and June 30, 2003.

   Prepayment Rates. The assumptions we use to estimate future prepayment rates are regularly compared to actual prepayment experience of the individual securitization pools of mortgage loans and an average of the actual experience of other similar pools of mortgage loans at the same number of months after their inception. It is our practice to use an average historical prepayment rate of similar pools for the expected constant prepayment rate assumption while a pool of mortgage loans is less than a year old even though actual experience may be different. During this period, before a pool of mortgage loans reaches its expected constant prepayment rate, actual experience both quantitatively and qualitatively is generally not sufficient to conclude that final actual experience for an individual pool of mortgage loans would be materially different from the average. For pools of mortgage loans greater than one year old, prepayment experience trends for an individual pool is considered to be more significant. For these pools, adjustments to prepayment assumptions may be made to more closely conform the assumptions to actual experience if the variance from average experience is significant and is expected to continue. Current economic conditions, current interest rates and other factors are also considered in our analysis.

   As was previously discussed, for the past seven quarters, our actual prepayment experience was generally higher, most significantly on home equity loans, than our historical averages for prepayments. See "-- Securitizations" for further detail of our recent prepayment experience.

   In addition to the use of prepayment fees on our loans, we have implemented programs and strategies in an attempt to reduce loan prepayments in the future. These programs and strategies may include providing information to a borrower regarding costs and benefits of refinancing, which at times may demonstrate a refinancing option is not in the best economic interest of the borrower. Other strategies include offering second mortgages to existing qualified borrowers or offering financial incentives to qualified borrowers to deter prepayment of their loan. We cannot predict with certainty what the impact these efforts will have on our future prepayment experience.

   Credit Loss Rates. Credit loss rates are analyzed in a similar manner to prepayment rates. Credit loss assumptions are compared to actual loss experience averages for similar mortgage loan pools and for individual mortgage loan pools. Delinquency trends and economic conditions are also considered. If our analysis indicates that loss experience may be different from our assumptions, we would adjust our assumptions as necessary.

   Floating Interest Rate Certificates. Some of the securitization trusts have issued floating interest rate certificates supported by fixed interest rate mortgages. The fair value of the excess cash flow we will receive may be affected by any changes in the interest rates paid on the floating interest rate certificates. The interest rates paid on the floating interest rate certificates are based on one-month LIBOR. The assumption used to estimate the fair value of the excess cash flows received from these securitization trusts is based on a forward yield curve. See "-- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments" for further detail of our management of the risk of changes in interest rates paid on floating interest rate certificates.

   Sensitivity Analysis. The table below outlines the sensitivity of the current fair value of our interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. Our base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience at September 30, 2003." (dollars in thousands):


Securitized collateral balance ....................................   $2,765,929
Balance sheet carrying value of retained interests(a) .............   $  651,656
Weighted-average collateral life (in years). ......................          4.0

---------------
(a) Amount includes interest-only strips and servicing rights.

   Sensitivity of assumptions used to determine the fair value of retained interests (dollars in thousands):


                                                                Impact of
                                                             Adverse Change
                                                         -----------------------
                                                         10% Change   20% Change
                                                         ----------   ----------
Prepayment speed ....................................     $27,927       $53,423
Credit loss rate ....................................       4,987         9,974
Floating interest rate certificates (a) .............         790         1,524
Discount rate .......................................      18,103        35,318

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that our interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes. The effect on our liquidity of changes in the fair values of our interest-only strips and servicing rights are discussed in "-- Liquidity and Capital Resources."

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

                Summary of Material Mortgage Loan Securitization
       Valuation Assumptions and Actual Experience at September 30, 2003



                                       2003-1    2002-4   2002-3    2002-2   2002-1    2001-4   2001-3    2001-2    2001-1   2000-4
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual
  discount rate:
  ---------------
 Initial valuation .................      13%       13%      13%       13%      13%       13%      13%       13%       13%      13%
 Current valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
Interest-only strip
  overcollateralization
  discount rate:
  ---------------
 Initial valuation .................       7%        9%       7%        7%       7%        7%       7%        7%        6%       7%
 Current valuation .................       5%        9%       7%        7%       7%        5%       6%        7%        6%       7%
Servicing rights discount rate:
  -------------------------------
 Initial valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
 Current valuation .................       9%        9%       9%        9%       9%        9%       9%        9%        9%       9%

Prepayment rates:
  -----------------
 Initial assumption(a):
 Expected Constant Prepayment Rate
   (CPR):
   Business loans...................      11%       11%      11%       11%      11%       11%      11%       11%       11%      10%
   Home equity loans................      22%       22%      22%       22%      22%       22%      22%       22%       22%      24%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       24        24        24       24
   Home equity loans................      30        30       30        30       30        30       30        30        30       24
 Current assumptions(b):
 Expected Constant Prepayment Rate
   (CPR):
   Business loans...................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
   Home equity loans................      22%       22%      22%       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       27        27        27       27
   Home equity loans................      30        30       30        30       30        30       30        30        30       30
 CPR adjusted to reflect ramp:
   Business loans...................       9%       11%      13%       16%      18%       20%      22%       21%       18%      15%
   Home equity loans................      27%       36%      39%       39%      39%       39%      42%       46%       47%      36%
 Current prepayment experience(c):
   Business loans...................      13%       15%      19%       20%      23%       23%      12%       13%       31%      31%
   Home equity loans................      12%       25%      38%       46%      44%       46%      41%       44%       40%      37%

Annual credit loss rates:
  -------------------------
 Initial assumption ................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Current assumption ................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.50%    0.40%
 Actual experience .................      --        --     0.04%     0.05%    0.10%     0.17%    0.26%     0.18%     0.46%    0.38%

Servicing fees:
  ---------------
 Contractual fees ..................    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%    0.70%
 Ancillary fees ....................    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. The majority of the home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.
(c)  Current experience is a six-month historical average.


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
                Summary of Material Mortgage Loan Securitization
 Valuation Assumptions and Actual Experience at September 30, 2003 (Continued)



                                 2000-3    2000-2   2000-1    1999-4   1999-3    1999-2   1999-1    1998 (d)    1997 (d)   1996 (d)
                                 ------    ------   ------    ------   ------    ------   ------    --------    --------   --------
Interest-only strip residual
  discount rate:
  -------------
 Initial valuation ...........      13%       13%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%
Interest-only strip
  overcollateralization
  discount rate:
  -------------
 Initial valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%
 Current valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%
Servicing rights discount
  rate:
  ----
 Initial valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........       9%        9%       9%        9%       9%        9%       9%         9%          9%         9%

Prepayment rates:
----------------
 Initial assumption(a):
 Expected Constant Prepayment
  Rate
  (CPR):
   Business loans.............      10%       10%      10%       10%      10%       10%      10%        13%         13%        13%
   Home equity loans..........      24%       24%      24%       24%      24%       24%      24%        24%         24%        24%
 Ramp period (months):
   Business loans.............      24        24       24        24       24        24       24         24          24         24
   Home equity loans..........      24        24       18        18       18        18       18         12          12         12
 Current assumptions(b):
 Expected Constant Prepayment
  Rate
  (CPR):
   Business loans.............      11%       11%      11%       11%      10%       10%      10%        10%         15%        10%
   Home equity loans..........      22%       22%      22%       22%      22%       22%      22%        23%         22%        20%
 Ramp period (months):
   Business loans.............      27        Na       Na        Na       Na        Na       Na         Na          Na         Na
   Home equity loans..........      30        30       Na        Na       Na        Na       Na         Na          Na         Na
 CPR adjusted to reflect
  ramp:
   Business loans.............      12%       31%      25%       20%      18%       28%      25%        17%         15%        10%
   Home equity loans..........      33%       42%      42%       31%      32%       36%      29%        36%         22%        20%
 Current prepayment
  experience(c):
   Business loans.............      22%       31%      27%       31%      17%       28%      18%        18%         19%         6%
   Home equity loans..........      36%       45%      41%       31%      34%       38%      30%        36%         32%        23%

Annual credit loss rates:
------------------------
 Initial assumption ..........    0.40%     0.40%    0.40%     0.30%    0.25%     0.25%    0.25%      0.25%       0.25%      0.25%
 Current assumption ..........    0.50%     0.45%    0.65%     0.70%    0.65%     0.35%    0.55%      0.60%       0.40%      0.45%
 Actual experience ...........    0.43%     0.43%    0.62%     0.65%    0.60%     0.38%    0.49%      0.55%       0.35%      0.42%

Servicing fees:
--------------
 Contractual fees ............    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%      0.50%       0.50%      0.50%
 Ancillary fees ..............    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%      0.75%       0.75%      0.75%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.
(c)  Current experience is a six-month historical average.
(d) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.
     Na = not applicable

   Servicing Rights. As the holder of servicing rights on securitized loans, we are entitled to receive annual contractual servicing fees of 50 basis points (70 basis points in the case of the 2000-4 securitization) on the aggregate outstanding loan balance. These fees are paid out of accumulated mortgage loan payments before payments of principal and interest are made to trust certificate holders. In addition, ancillary fees such as prepayment fees, late charges, nonsufficient funds fees and other fees are retained directly by us, as servicer, as payments are collected from the borrowers. We also retain the interest paid on funds held in a trust's collection account until these funds are distributed from a trust.

   The fair value of servicing rights is determined by computing the benefits of servicing in excess of adequate compensation, which would be required by a substitute servicer. The benefits of servicing are the present value of projected net cash flows from contractual servicing fees and ancillary servicing fees. These projections incorporate assumptions, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization. On a quarterly basis, we evaluate capitalized servicing rights for impairment, which is measured as the excess of unamortized cost over fair value. See "-- Application of Critical Accounting Policies -- Servicing Rights" for a discussion of the $0.8 million write down of servicing rights recorded in the first quarter of fiscal 2004 and "-- Application of Critical Accounting Policies -- Impact of Changes in Critical Accounting Estimates in Prior Fiscal Years" for a discussion of the $5.3 million write down of servicing rights recorded in fiscal 2003.

   From June 2000 to March 2003, the discount rate applied in determining the fair value of servicing rights was 11% which is 200 basis points lower than the 13% discount rate applied to value residual cash flows from interest-only strips during that period. On June 30, 2003, we reduced the discount rate on servicing rights cash flows to 9%. We used the same 9% discount rate to value servicing rights at September 30, 2003. In determining the discount rate applied to calculate the present value of cash flows from servicing rights, management has subtracted a factor from the discount rate used to value residual cash flows from interest-only strips to provide for the lower risks inherent in servicing assets. Unlike the interest-only strips, the servicing asset is not exposed to credit losses. Additionally, the distribution of the contractual servicing fee cash flow from the securitization trusts is senior to both the trusts' investor certificates and our interest-only strips. This priority of cash flow reduces the risks associated with servicing rights and thereby supports a lower discount rate than the rate applied to residual cash flows from interest-only strips. Cash flows related to ancillary servicing fees, such as prepayment fees, late fees, and nonsufficient funds fees are retained directly by us.

   The impact of the June 30, 2003 reduction in discount rate from 11% to 9% was to increase the valuation of our servicing rights by $7.1 million at June 30, 2003. This favorable impact was offset by a decrease of $12.4 million mainly due to prepayment experience in fiscal 2003.

   Servicing rights can be terminated under certain circumstances, such as our failure to make required servicer payments, defined changes of control and reaching specified loss levels on underlying mortgage pools.

   The origination of a high percentage of loans with prepayment fees impacts our servicing rights and income in two ways. Prepayment fees reduce the likelihood of a borrower prepaying their loan. This results in prolonging the length of time a loan is outstanding, which increases the contractual servicing fees to be collected over the life of the loan. Additionally, the terms of our servicing agreements with the securitization trusts allow us to retain prepayment fees collected from borrowers as part of our compensation for servicing loans.

   In addition, although prepayments increased in recent periods compared to our historical averages, we have generally found that the non-conforming mortgage market is less sensitive to prepayments due to changes in interest rates than the conforming mortgage market where borrowers have more favorable credit history for the following reasons. First, there are relatively few lenders willing to supply credit to non-conforming borrowers which limits those borrowers' opportunities to refinance. Second, interest rates available to non-conforming borrowers tend to adjust much slower than conforming mortgage interest rates which reduces the non-conforming borrowers' opportunity to capture economic value from refinancing.

   As a result of the use of prepayment fees and the reduced sensitivity to interest rate changes in the non-conforming mortgage market, we believe the prepayment experience on our managed portfolio is more stable than the mortgage market in general. We believe this stability has favorably impacted our ability to value the future cash flows from our servicing rights and interest-only strips because it increased the predictability of future cash flows. However, for the past six quarters, our prepayment experience has exceeded our expectations for prepayments on our managed portfolio and as a result we have written down the value of our securitization assets. See "-- Securitizations" for further detail of the effects prepayments that were above our expectations have had on the value of our securitization assets.

Whole Loan Sales

   We also sell loans with servicing released, which we refer to as whole loan sales. Gains on whole loan sales equal the difference between the net proceeds from such sales and the net carrying value of the loans. The net carrying value of a loan is equal to its principal balance plus its unamortized origination costs and fees. See "-- Securitizations" for information on the volume of whole loan sales and premiums recorded for the three months ended September 30, 2003 and 2002 and fiscal years ended June 30, 2003, 2002 and 2001. Loans reported as sold on a whole loan basis were generally loans that we originated specifically for a whole loan sale and exclude impaired loans, which may be liquidated by selling the loan with servicing released. However, see "-- Business Strategy" for detail on our adjustment in business strategy from originating loans predominantly for publicly underwritten securitizations, to originating loans for a combination of whole loan sales and smaller securitizations. Also, see "Business -- Whole Loan Sales."

Results of Operations

                           Summary Financial Results
                 (dollars in thousands, except per share data)


                                           Three Months Ended    Percentage
                                              September 30,       Increase/          Year Ended June 30,          Percentage Change
                                           -------------------                 -------------------------------    -----------------
                                            2003      Decrease    Decrease       2003       2002        2001      '03/'02   '02/'01
                                          --------    --------   ----------    --------   --------    --------    -------   -------
Total revenues ........................   $ 20,201    $74,467       (72.9)%    $241,406   $247,901    $183,336      (2.6)%    35.2%
Total expenses ........................   $ 62,569    $71,327       (12.3)%    $290,426   $234,351    $170,151      23.9%     37.7%
Net income (loss) .....................   $(26,268)   $ 1,821                  $(29,902)  $  7,859    $  8,085
Return on average assets ..............      (9.88)%     0.80%                    (3.07)%     0.94%       1.22%
Return on average equity ..............    (368.77)%    10.14%                   (44.20)%    11.75%      12.22%
Earnings (loss) per share:
 Basic ................................   $  (8.91)   $  0.64                  $ (10.25)  $   2.68    $   2.13    (482.5)%    25.8%
 Diluted ..............................   $  (8.91)   $  0.61                  $ (10.25)  $   2.49    $   2.08    (511.6)%    19.7%
Dividends declared per share ..........   $     --    $  0.08                  $   0.32   $   0.28    $   0.26      14.3%      7.7%

Overview

   Three Months Ended September 30, 2003. For the first three months of fiscal 2004, we recorded a net loss of $26.3 million. The loss primarily resulted from liquidity issues which substantially reduced our ability to originate loans and generate revenues during the first quarter of fiscal 2004, our inability to complete a securitization of loans during the quarter ended September 30, 2003, and $10.8 million of pre-tax charges for valuation adjustments on our securitization assets charged to the income statement. Loan origination volume decreased to $124.1 million for the quarter ended September 30, 2003, compared to origination volume of $370.7 million for the same period in fiscal 2003, due to our previously discussed short term liquidity issues. While we originated loans at a substantially reduced level during the first quarter, our expense base for the quarter would have supported greater origination volume.

   During the quarter ended September 30, 2003, we recorded total pre-tax adjustments on our securitization assets of $16.7 million, of which $10.8 million was reflected as an expense to the income statement and $5.9 million was reflected as an adjustment to other comprehensive income, a component of stockholders' equity. These write downs of our interest-only strips and servicing rights, which we refer to as our securitization assets, primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2004 due to the continuing low interest rate environment. As a result of the $26.3 million loss and the $5.9 million pre-tax reduction to other comprehensive income during the quarter ended

September 30, 2003, total stockholders' equity was reduced to $11.8 million at September 30, 2003. For the same period in fiscal 2003, we recorded total pre-tax valuation adjustments of $16.7 million, of which $12.1 million was reflected as an expense on the income statement and $4.6 million was reflected as an adjustment to other comprehensive income.

   The loss per common share for the first three months of fiscal 2004 was $8.91 per share on average common shares of 2,947,000 compared to diluted net income per share of $.61 per share on average common shares of 2,985,000 for the first three months of fiscal 2003. A dividend of $0.08 per share was paid for the first three months of fiscal 2003. No dividend was paid in the first three months of fiscal 2004. The common dividend payout ratio based on diluted earnings per share was 13.1% for the first three months of fiscal 2003.

   The following schedule details our loan originations during the three months ended September 30, 2003 and 2002 (in thousands):

                                                                      Three Months Ended
                                                                        September 30,
                                                                     -------------------
                                                                       2003       2002
                                                                     --------   --------
        Business purpose loans ..................................    $     --   $ 28,863
        Home equity loans .......................................     124,052    341,852
                                                                     --------   --------
                                                                     $124,052   $370,715
                                                                     ========   ========

   During the first quarter of fiscal 2004, our subsidiary, American Business Credit, Inc., did not originate any business purpose loans. For the three months ended September 30, 2002, American Business Credit, Inc. originated $28.9 million of business purpose loans. Our previously discussed liquidity issues have substantially reduced our ability to originate business purpose loans during the first quarter of 2004. In addition, due to less favorable response for our business purpose loans in the whole loan sale market, pursuant to our adjusted business strategy, we plan to continue to originate business purpose loans, but at lower volumes, to meet demand in the whole loan sale and securitization markets. See "-- Business Strategy."

   Home equity loans originated by our subsidiaries, HomeAmerican Credit, doing business as Upland Mortgage and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program, decreased $217.8 million, or 63.7%, for the three months ended September 30, 2003, to $124.1 million from $341.9 million for the three months ended September 30, 2002. Liquidity issues have reduced our ability to originate home equity loans. American Business Mortgage Services, Inc. home equity loan originations for the three months ended September 30, 2003 decreased by $129.2 million, or 92.8%, from the prior year period. We no longer originate loans through retail branches, which resulted in a decrease in loan originations of $44.2 million, or 98.6%, from the prior year period. The Bank Alliance Services program's loan originations for the three months ended September 30, 2003 increased $1.4 million, or 3.4%, over the comparable prior year period. Based on our business strategy, which emphasizes whole loan sales and smaller securitizations and reducing costs, effective June 30, 2003 we no longer originate loans through our retail branches, which were a high cost origination channel, and plan to increase our focus on broker and Bank Alliance Services' origination sources. Our home equity loan origination subsidiaries will continue to focus on increasing efficiencies and productivity gains by refining marketing techniques and integrating technological improvements into the loan origination process as we work through our liquidity issues. In addition, we will focus on developing broker relationships, a lower cost source of originations, in executing our new business strategy in the future.

   Fiscal Year Ended June 30, 2003. For fiscal 2003, a net loss of $29.9 million was recorded as compared to $7.9 million net income for fiscal 2002. The loss was primarily due to our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year as well as $45.2 million of net pre-tax charges for valuation adjustments recorded on our securitization assets during the 2003 fiscal year, compared to $22.1 million of pre-tax charges for valuation adjustments in fiscal 2002.

   During fiscal 2003, we recorded total pre-tax valuation adjustments on our interest-only strips and servicing rights of $63.1 million, which primarily reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The pre-tax valuation adjustments charged to the income statement were partially offset by $17.9 million of positive adjustments due to the impact of a decrease in the discount rates used to value our securitization assets, resulting in the $45.2 million of net pre-tax charges for net valuation adjustments reflected on the income statement as an expense. We reduced the discount rates on our interest-only strips and our servicing rights primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003. See "-- Securitizations -- Discount Rates" and "-- Securitizations -- Servicing Rights" for more detail.

   Our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly-publicized lawsuit finding liability of an underwriter in connection with the securitization of loans for another unaffiliated subprime lender, an inquiry by the Civil Division of the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, the recent enforcement action of the SEC against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitization transactions with non-affiliated originators.

   The diluted loss per common share for fiscal 2003 was $10.25 per share on average common shares of 2,918,000 compared to diluted net income per share of $2.49 per share on average common shares of 3,155,000 for fiscal 2002. Dividends of $0.32 and $0.28 per share were paid for fiscal years ended June 30, 2003 and 2002, respectively. The common dividend payout ratio based on diluted earnings per share was 11.2% for fiscal 2002.

   In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of our common stock, which at the time traded and has continued to trade at below book value. In addition, our consistent earnings growth at that time did not result in a corresponding increase in the market value of our common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The total number of shares repurchased under the stock repurchase program was: 117,000 shares in fiscal 1999; 327,000 shares in fiscal 2000; 627,000 shares in fiscal 2001; and 352,000 shares in fiscal 2002. The cumulative effect of the stock repurchase program was an increase in diluted net earnings per share of $0.41 and $0.32 for the years ended 2002 and 2001, respectively. We currently have no plans to continue to repurchase additional shares or extend the repurchase program.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend, which was paid on September 13, 2002 to shareholders of record on September 3, 2002. As a result of the stock dividend, all outstanding stock options and related exercise prices were adjusted. Accordingly, we adjusted all outstanding common shares, earnings per common share, average common share and stock option amounts presented in this document to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 and 2000 have been similarly adjusted for the effect of a 10% stock dividend declared on October 1, 2001 which was paid on November 5, 2001 to shareholders of record on October 22, 2001.

   In December 2002, our shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

   The following schedule details our loan originations during the fiscal years ended June 30, 2003, 2002 and 2001 (in thousands):



                                                  Year Ended June 30,
                                         -------------------------------------
                                            2003         2002          2001
                                         ----------   ----------    ----------
      Business purpose loans. .........  $  122,790   $  133,352    $  120,537
      Home equity loans ...............   1,543,730    1,246,505     1,096,440
                                         ----------   ----------    ----------
                                         $1,666,520   $1,379,857    $1,216,977
                                         ==========   ==========    ==========


   Loan originations for our subsidiary, American Business Credit, Inc., which offers business purpose loans secured by real estate, decreased $10.6 million, or 7.9%, for the year ended June 30, 2003, to $122.8 million from $133.4 million for the year ended June 30, 2002.

   Home equity loans originated by our subsidiaries, HomeAmerican Credit, Inc., doing business as Upland Mortgage, and American Business Mortgage Services, Inc., and purchased through the Bank Alliance Services program, increased $297.2 million, or 23.8%, for the year ended June 30, 2003, to $1.5 billion from $1.2 billion for the year ended June 30, 2002. American Business Mortgage Services, Inc. home equity loan originations for the fiscal year ended June
30, 2003 increased by $157.4 million, or 32.4%, over the prior year period. In addition, the historically low interest rate environment and productivity gains in our Upland Mortgage branch operations have resulted in an increase in loan originations of $33.1 million, or 26.0%, over the prior year period. The Bank Alliance Services program's loan originations for the fiscal year ended June 30, 2003 increased $56.0 million, or 38.4%, over the comparable prior year period. Based on our business strategy, which emphasizes whole loan sales and smaller securitizations and reducing costs, effective June 30, 2003 we no longer originate loans through our retail branches, which were a high cost origination channel, and plan to increase our focus on broker and Bank
Alliance Services' origination sources.

Three Months Ended September 30, 2003 Compared to Three Months Ended September 30, 2002

   Total Revenues. For the first quarter of fiscal 2004, total revenues decreased $54.3 million, or 72.9%, to $20.2 million from $74.5 million for the first quarter of fiscal 2003. Our limited amount of funding capacity due to the expiration of the mortgage conduit pursuant to its terms, our inability to borrow under certain credit facilities due to our non-compliance of several lending covenants and our inability to complete a securitization in the first quarter of fiscal 2004 accounted for this decrease in total revenues.

   Gain on Sale of Loans -- Securitizations. For the first quarter of fiscal 2004, gains of $0.8 million were recorded on the securitization of $5.5 million of loans. This was a decrease of $57.2 million, or 98.6% below gains of $58.0 million recorded on securitizations of $366.4 million of loans for the first quarter of fiscal 2003.

   The decrease in securitization gains for the three months ended September 30, 2003 was due to our inability to complete a securitization of loans during the quarter. The $0.8 million gain recorded in the three months ended September 30, 2003 resulted from the sale of $5.5 million of loans into an off-balance sheet facility before its expiration on July 5, 2003 and additional gains from our residual interests in the $35.0 million of loans remaining in the off-balance sheet facility from June 30, 2003.

   Gain on Sale of Loans -- Whole Loan Sales. Gains on whole loan sales increased $2.9 million, to $2.9 million for the three months ended September 30, 2003 from $35 thousand for the three months ended September 30, 2002. The volume of whole loan sales increased $269.4 million, to $271.0 million for the three months ended September 30, 2003 from $1.5 million for the three months ended September 30, 2002. The increase in the volume of whole loan sales for the three months ended September 30, 2003 resulted from management's decision to adjust its business strategy to emphasize more whole loan sales. See "-- Business Strategy" and "-- Liquidity and Capital Resources" for further detail.

   Interest and Fees. For the three months ended September 30, 2003, interest and fee income increased $0.5 million, or 12.6%, to $4.7 million compared to $4.1 million in the same period of fiscal 2003. Interest and fee income consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loan and lease originations.

   During the three months ended September 30, 2003, total interest income increased $2.1 million, or 112.1%, to $3.9 million from $1.8 million for the three months ended September 30, 2002. Loan interest income increased $2.3 million from the three months ended September 30, 2002 as a result of our carrying a higher average loan balance during the first three months of fiscal 2004 as compared to fiscal 2003. This increase was offset by a decrease of $0.2 million of investment interest income due to lower interest rates earned on invested cash balances caused by general decreases in market interest rates.

   Other fees decreased $1.5 million for fiscal 2004 compared to the same periods in fiscal 2003. The decrease was mainly due to the decrease in fees from loan originations, which resulted from liquidity issues that substantially reduced our ability to originate loans. Our ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities.

   Interest Accretion on Interest-Only Strips. Interest accretion of $11.1 million was earned in the three months ended September 30, 2003 compared to $10.7 million in the three months ended September 30, 2002. The increase reflects the growth in the balance of our interest-only strips of $1.7 million, or 0.3%, to $545.6 million at September 30, 2003 from $543.9 million at September 30, 2002. In addition, cash flows from interest-only strips for the three months ended September 30, 2003 totaled $56.2 million, an increase of $22.8 million, or 68.0%, from the three months ended September 30, 2002 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

   Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the three months ended September 30, 2003, servicing income decreased $0.8 million, or 53.3%, to $0.7 million from $1.5 million for the three months ended September 30, 2002. Because loan prepayment levels in the first quarter of fiscal 2004 increased from the first quarter of fiscal 2003, the amortization of servicing rights has also increased. Amortization is recognized in proportion to contractual and ancillary fees collected. Therefore the collection of additional prepayment fees in the first quarter of fiscal 2004 has resulted in higher levels of amortization.

   The following table summarizes the components of servicing income for the three months ended September 30, 2003 and 2002 (in thousands):

                                                                    Three Months Ended
                                                                       September 30,
                                                                    ------------------
                                                                      2003       2002
                                                                    --------   -------
      Contractual and ancillary fees ...........................    $ 13,093   $10,162
      Amortization of servicing rights .........................     (12,375)   (8,625)
                                                                    --------   -------
      Net servicing income .....................................    $    718   $ 1,537
                                                                    ========   =======

   Total Expenses. Total expenses decreased $8.8 million, or 12.3%, to $62.6 million for the three months ended September 30, 2003 compared to $71.3 million for the three months ended September 30, 2002. As described in more detail below, this decrease was mainly a result of decreases in general and administrative expenses, sales and marketing expenses, and securitization assets valuation adjustments during the three months ended September 30, 2003, partially offset by increases in employee related costs and provision for loan losses.

   Interest Expense. During the first quarter of fiscal 2004, interest expense decreased $0.3 million, or 1.6%, to $16.8 million compared to $17.1 million for the first quarter of fiscal 2003. Average subordinated debt outstanding during the three months ended September 30, 2003 was $704.7 million compared to $662.3 million during the three months ended September 30, 2002. Average interest rates paid on subordinated debt outstanding decreased to 8.75% during the three months ended September 30, 2003 from 9.71% during the three months ended September 30, 2002.

   Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and have continued downward through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The weighted-average interest rate of subordinated debt issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of subordinated debt issued in the month of June 2003 of 7.49%. The weighted-average interest rate on subordinated debt issued during the month of September 2003 was 8.41%, an increase that reflects a general rise in market interest rates and our financial condition. Our ability to maintain the rates offered on subordinated debt, or limit increases in rates offered, depends on our financial condition, liquidity, future results of operations, market interest rates and competitive factors, among other circumstances.

   The average outstanding balances under warehouse lines of credit were $131.9 million during the three months ended September 30, 2003, compared to $24.1 million during the three months ended September 30, 2002. The increase in the average balance on warehouse lines was due to a higher volume of loans held on balance sheet during the period. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 0.95% to 1.75%. One-month LIBOR has decreased from approximately 1.8% at September 30, 2002 to 1.12% at September 30, 2003.

   Provision for Credit Losses. The provision for credit losses on loans and leases available for sale increased $2.6 million, or 170.2%, to $4.2 million for the three months ended September 30, 2003 from $1.5 million for the three months ended September 30, 2002. A related allowance for loan losses on repurchased loans is included in our provision for credit losses in the period of repurchase. See "-- Securitizations" and "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $11.9 million at September 30, 2003, compared to $5.4 million at June 30, 2003 and $7.1 million at September 30, 2002. See "-- Managed Portfolio Quality" for further detail.

   The allowance for credit losses was $5.5 million, or 3.3% of loans and leases available for sale at September 30, 2003 compared to $2.8 million or 1.0% of loans and leases available for sale at June 30, 2003 and $3.2 million, or 5.0% of loans and leases available for sale at September 30, 2002. The allowance for credit losses increased due to the increase of the non-accrual loan balance being carried on our balance sheet at September 30, 2003. The allowance for credit losses as a percentage of gross receivables decreased from September 30, 2002 due to the increase in the balance of loans available for sale. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the three months ended September 30, 2003 and 2002 (in thousands):

                                                                        Three Months
                                                                           Ended
                                                                       September 30,
                                                                     -----------------
                                                                      2003       2002
                                                                     -------   -------
      Balance at beginning of period ............................    $ 2,848   $ 3,705
      Provision for credit losses ...............................      4,156     1,538
      (Charge-offs) recoveries, net .............................     (1,534)   (2,059)
                                                                     -------   -------
      Balance at end of period ..................................    $ 5,470   $ 3,184
                                                                     =======   =======

   The following tables summarize the changes in the allowance for credit losses by loan and lease type (in thousands):


                                                                                         Business      Home
                                                                                          Purpose     Equity    Equipment
Three Months Ended September 30, 2003:                                                     Loans      Loans      Leases      Total
 ------------------------------------------------------------------                      --------    -------    ---------   -------
Balance at beginning of period .......................................................    $  593     $ 2,085      $170      $ 2,848
Provision for credit losses ..........................................................     1,111       3,075       (30)       4,156
(Charge-offs) recoveries, net ........................................................      (349)     (1,183)       (2)      (1,534)
                                                                                          ------     -------      ----      -------
Balance at end of period .............................................................    $1,355     $ 3,977      $138      $ 5,470
                                                                                          ======     =======      ====      =======



                                                                                         Business      Home
                                                                                          Purpose     Equity    Equipment
Three Months Ended September 30, 2002:                                                     Loans      Loans      Leases      Total
 -----------------------------------------------------------------                       --------    -------    ---------   -------
Balance at beginning of period .......................................................    $1,388     $ 1,998      $ 319     $ 3,705
Provision for credit losses ..........................................................        71       1,293        174       1,538
(Charge-offs) recoveries, net ........................................................      (528)     (1,314)      (217)     (2,059)
                                                                                          ------     -------      -----     -------
Balance at end of period .............................................................    $  931     $ 1,977      $ 276     $ 3,184
                                                                                          ======     =======      =====     =======


   The following table summarizes net charge-off experience by loan type for the three months ended September 30, 2003, and 2002 (in thousands):

                                                                         Three months
                                                                            ended
                                                                        September 30,
                                                                       ---------------
                                                                        2003     2002
                                                                       ------   ------
      Business purpose loans ......................................    $  349   $  528
      Home equity loans ...........................................     1,183    1,314
      Equipment leases ............................................         2      217
                                                                       ------   ------
      Total .......................................................    $1,534   $2,059
                                                                       ======   ======


   Employee Related Costs. For the three months ended September 30, 2003, employee related costs increased $4.3 million, or 44.7%, to $13.9 million from $9.6 million in the prior year. The increase in employee related costs for the three months ended September 30, 2003 was primarily attributable to a decrease in the amount of expenses deferred under SFAS No. 91 due to the reduction in loan originations and the inability to defer loan origination costs under SFAS No. 91. Total employees at September 30, 2003 were 855 compared to 1,017 at September 30, 2002. At October 31, 2003, total employees were 726. Since June 30, 2003, our workforce has decreased by approximately 393 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions and we reduced our work force by approximately 225 employees. In addition, we experienced the loss of approximately 168 additional employees who have resigned since June 30, 2003. These workforce reductions and resignations represent a 35% decrease in staffing levels from June 30, 2003. The decrease in SFAS No. 91 deferrals totaled $7.9 million. Decreases in loan origination commissions and bonuses partially offset the effect of reduced SFAS No. 91 cost deferrals.

   Sales and Marketing Expenses. For the three months ended September 30, 2003, sales and marketing expenses decreased $3.8 million, or 57.5%, to $2.8 million from $6.7 million for the three months ended September 30, 2002. The increase was primarily due to decreases in expenses for direct mail advertising and broker commissions for home equity and business loan originations as well as decreases in newspaper advertisements for subordinated debt. We expect to be able to streamline our sales and marketing costs in the future by offering a wider array of loan products and targeting segments that we believe will enable us to increase our loan origination conversion rates. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated. See "-- Business Strategy" for further discussion.

   Trading (Gains) and Losses. During the three months ended September 30, 2003, we recognized trading gains of $5.1 million on interest rate swaps. This compares to trading losses of $3.4 million for the three months ended September 30, 2002. For more detail on our trading activity see " -- Interest Rate Risk Management -- Strategies for Use of Derivative Financial Instruments."

   General and Administrative Expenses. For the three months ended September 30, 2003, general and administrative expenses decreased $1.7 million, or 8.2%, to $19.2 million from $20.9 million for the three months ended September 30, 2002. This decrease was primarily attributable to a decrease of $0.6 million in costs associated with servicing and collecting our total managed portfolio including expenses associated with REO and delinquent loans, and a $1.1 million decrease in costs associated with customer retention incentives.

   Securitization Assets Valuation Adjustment. During the three months ended September 30, 2003, we recorded total pre-tax valuation adjustments on our securitization assets of $16.7 million, of which $10.8 million was reflected as an expense on the income statement and $5.9 million was reflected as an adjustment to other comprehensive income. The breakout of the total adjustments in the first three months of fiscal 2004 between interest-only strips and servicing rights was as follows:

     o We recorded total pre-tax valuation adjustments on our interest only-strips of $15.8 million, of which, in accordance with EITF 99-20, $9.9 million was reflected as an expense on the income statement and $5.9 million was reflected as an adjustment to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

     o We recorded total pre-tax valuation adjustments on our servicing rights of $0.8 million, which was reflected as an expense on the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

   During the three months ended September 30, 2002, we recorded total pre-tax valuation adjustments on our securitization assets of $16.7 million, of which $12.1 million was reflected as an expense on the income statement and $4.6 million was reflected as an adjustment to other comprehensive income. See "-- Securitizations" for further detail of these adjustments.

Year Ended June 30, 2003 Compared to Year Ended June 30, 2002

   Total Revenues. For fiscal 2003, total revenues decreased $6.5 million, or 2.6%, to $241.4 million from $247.9 million for fiscal 2002. Our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year accounted for this decrease in total revenues.

   Gain on Sale of Loans -- Securitizations. For the year ended June 30, 2003, gains of $171.0 million were recorded on the securitization of $1.4 billion of loans. This was a decrease of $14.6 million, or 7.9% over gains of $185.6 million recorded on securitizations of $1.4 billion of loans for the year ended June 30, 2002.

   The decrease in gains recorded was a direct result of our inability to complete a quarterly securitization during the fourth quarter of our fiscal year. See "-- Recent Developments." During the year ended June 30, 2003, securitization gains as a percentage of loans securitized on our term securitization deals increased to 14.6% on loans securitized from 13.9% on loans securitized for the year ended June 30, 2002. Securitization

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
gains as a percentage of loans securitized through our off-balance sheet facility, however, decreased to 5.5% for the year ended June 30, 2003 from 12.9% for the year ended June 30, 2002. At June 30, 2003, the likelihood that the facility sponsor would ultimately transfer the underlying mortgage loans to a term securitization was significantly reduced and the amount of gain recognized for loans sold to this facility in the fourth quarter of fiscal 2003 was based on terms expected in a whole loan sale transaction. Our ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. See "-- Securitizations" for further discussion of this facility.

   During fiscal 2003, we saw increases in interest rate spreads on our three permanent securitizations that increased residual cash flows to us and the amount of cash we received at the closing of a securitization from notional bonds or premiums on the sale of trust certificates. Increases in the cash received at the closing of a securitization and residual cash flows resulted in increases in the gains we recognized on the sale of loans into securitizations as compared to the year ended June 30, 2002. See "-- Securitizations" for further detail of how securitization gains are calculated.

   The increase in interest rate spread realized in term securitization transactions during the year ended June 30, 2003 compared to the year ended June 30, 2002 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2003, the weighted average loan interest rate was 10.82%, a 58 basis point decrease from the weighted average interest rate of 11.40% on loans securitized during the year ended June 30, 2002. However, the weighted average interest rate on trust certificates issued in mortgage loan securitizations during the year ended June 30, 2003 was 4.47%, a 104 basis point decrease from 5.51% during the year ended June 30, 2002. The resulting net improvement in interest rate spread was approximately 46 basis points.

   The improvement in the interest rate spread through fiscal 2002 to the third quarter of fiscal 2003 enabled us to enter into securitization transactions structured to provide cash at the closing of our term securitizations through the sale of notional bonds, sometimes referred to as interest-only bonds, or the sale of trust certificates at a premium to total loan collateral. During the year ended June 30, 2003 we received additional cash at the closing of our three securitizations, due to these modified structures, of $30.2 million compared to $32.9 million received for four securitizations for fiscal 2002. Securitization gains and cash received at the closing of securitizations were partially offset by initial overcollateralization requirements of $10.6 million in fiscal 2003. There was no initial overcollateralization requirement in fiscal 2002.

   The Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws and regulations on new loan originations. Under the provisions of this rule we are required to modify or eliminate the practice of charging a prepayment fee and other fees in some of the states where we originate loans. This new rule will potentially reduce the gain on sale recorded in new securitizations in two ways. First, because the percentage of loans with prepayment fees will be reduced, the prepayment rates on securitized loan pools may increase and therefore the value of our interest-only strips will decrease due to the shorter average life of the securitized loan pool. Second, the value of our servicing rights retained in a securitization may decrease due to a reduction in our ability to charge certain fees. We are continuing to evaluate the impact of the adoption of this rule on our future lending activities and results of operations.

   Gain on Sale of Loans -- Whole Loan Sales. Gains on whole loan sales decreased $1.7 million, to $0.7 million for the year ended June 30, 2003 from $2.4 million for the year ended June 30, 2002. The volume of whole loan sales decreased 51.4%, to $28.0 million for the year ended June 30, 2003 from $57.7 million for the year ended June 30, 2002. The decrease in the volume of whole loan sales for the year ended June 30, 2003 resulted from management's decision to securitize additional loans as the securitization market's experience during the past year was more favorable than the whole loan sale market. However, our inability to complete a securitization in the fourth quarter of fiscal 2003 created a need for short-term liquidity which resulted in management utilizing whole loan sales to sell our fourth quarter of fiscal 2003 loan originations. See "-- Recent Developments " and "-- Liquidity and Capital Resources" for further detail.

   Interest and Fees. For the year ended June 30, 2003, interest and fee income increased $0.5 million, or 2.7%, to $19.4 million compared to $18.9 million in the same period of fiscal 2002. Interest and fee income

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
consists primarily of interest income earned on loans available for sale, interest income on invested cash and other ancillary fees collected in connection with loan and lease originations.

   During the year ended June 30, 2003, total interest income increased $1.0 million, or 10.5%, to $10.5 million from $9.5 million for the year ended June 30, 2002. Loan interest income increased $2.1 million from June 30, 2002 as a result of our carrying a higher average loan balance during fiscal 2003 as compared to fiscal 2002. This increase was offset by a decrease of $1.1 million of investment interest income due to lower interest rates earned on invested cash balances caused by general decreases in market interest rates.

   Other fees decreased $0.5 million for fiscal 2003 compared to the same periods in fiscal 2002. The decrease was mainly due to a decrease in leasing income, which resulted from our decision in fiscal 2000 to discontinue the origination of new leases. Our ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities.

   Interest Accretion on Interest-Only Strips. Interest accretion of $47.3 million was earned in the year ended June 30, 2003 compared to $35.4 million in the year ended June 30, 2002. The increase reflects the growth in the balance of our interest-only strips of $85.7 million, or 16.7%, to $598.3 million at June 30, 2003 from $512.6 million at June 30, 2002. In addition, cash flows from interest-only strips for the year ended June 30, 2003 totaled $87.2 million, an increase of $26.9 million, or 50.4%, from the year ended June 30, 2002 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and stepdown overcollateralization levels.

   Servicing Income. Servicing income is comprised of contractual and ancillary fees collected on securitized loans serviced for others, less amortization of the servicing rights assets that are recorded at the time loans are securitized. Ancillary fees include prepayment fees, late fees and other servicing fee compensation. For the year ended June 30, 2003, servicing income decreased $2.4 million, or 44.4%, to $3.1 million from $5.5 million for the year ended June 30, 2002. Because loan prepayment levels in fiscal 2003 increased from fiscal 2002, the amortization of servicing rights has also increased. Amortization is recognized in proportion to contractual and ancillary fees collected. Therefore the collection of additional prepayment fees in fiscal 2003 has resulted in higher levels of amortization.

   The following table summarizes the components of servicing income for the years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                  Year Ended June 30,
                                                                                            -------------------------------
                                                                                              2003       2002        2001
                                                                                            --------   --------    --------
        Contractual and ancillary fees .................................................    $ 44,935   $ 35,314    $ 25,651
        Amortization of servicing rights ...............................................     (41,886)   (29,831)    (19,951)
                                                                                            --------   --------    --------
                                                                                            $  3,049   $  5,483    $  5,700
                                                                                            ========   ========    ========


   Total Expenses. Total expenses increased $56.0 million, or 23.9%, to $290.4 million for the year ended June 30, 2003 compared to $234.4 million for the year ended June 30, 2002. As described in more detail below, this increase was mainly a result of increases in securitization asset valuation adjustments recorded during the year ended June 30, 2003, increases in employee related costs and increases in general and administrative expenses.

   Interest Expense. During fiscal 2003, interest expense decreased $0.6 million, or 0.9%, to $68.1 million compared to $68.7 million for fiscal 2002. Average subordinated debt outstanding during the year ended June 30, 2003 was $690.7 million compared to $615.2 million during the year ended June 30, 2002. Average interest rates paid on subordinated debt outstanding decreased to 9.27% during the year ended June 30, 2003 from 10.64% during the year ended June 30, 2002.

   Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and have continued downward through the fourth quarter of fiscal 2003 in response to decreases in market interest rates as well as declining cash needs during that period. The average interest rate of subordinated debt issued at its peak rate, which was the month of February 2001, was 11.85% compared to the average interest rate of

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
subordinated debt issued in the month of June 2003 of 7.49%. We expect the average interest rate paid on subordinated debt to remain near current levels provided that market rates do not significantly increase.

   The average outstanding balances under warehouse lines of credit were $51.1 million during the year ended June 30, 2003, compared to $29.5 million during the year ended June 30, 2002. The increase in the average balance on warehouse lines was due to a higher volume of loans originated and lower average cash balances available for loan funding during the period. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 0.95% to 1.75%. One-month LIBOR has decreased from approximately 1.8% at June 30, 2002 to 1.12% at June 30, 2003.

   Provision for Credit Losses. The provision for credit losses on loans and leases available for sale increased $0.1 million, or 1.5%, to $6.6 million for the year ended June 30, 2003 from $6.5 million for the year ended June 30, 2002. A related allowance for loan losses on repurchased loans is included in our provision for credit losses in the period of repurchase. See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $5.4 million at June 30, 2003, compared to $7.0 million at June 30, 2002. See "-- Managed Portfolio Quality" for further detail.

   The allowance for credit losses was $2.8 million, or 1.0% of loans and leases available for sale at June 30, 2003 compared to $3.7 million, or 6.0% of loans and leases available for sale at June 30, 2002. The allowance for credit losses as a percentage of gross receivables decreased from June 30, 2002 due to the decrease of the non-accrual loan balance being carried on our balance sheet at June 30, 2003 as well as an increase in the balance of loans available for sale. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required, particularly if economic conditions deteriorate.

   The following table summarizes changes in the allowance for credit losses for the years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                   Year Ended June 30,
                                                                                               ----------------------------
                                                                                                2003       2002      2001
                                                                                               -------   -------    -------
        Balance at beginning of period ....................................................    $ 3,705   $ 2,480    $ 1,289
        Provision for credit losses .......................................................      6,553     6,457      5,190
        (Charge-offs) recoveries, net .....................................................     (7,410)   (5,232)    (3,999)
                                                                                               -------   -------    -------
        Balance at end of period. .........................................................    $ 2,848   $ 3,705    $ 2,480
                                                                                               =======   =======    =======


   The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2003 (in thousands):

                                                                                 Business     Home
                                                                                  Purpose    Equity    Equipment
        Year Ended June 30, 2003:                                                  Loans      Loans      Leases      Total
         ---------------------------------------------------------------------   --------    -------   ---------    -------
        Balance at beginning of period. ......................................    $ 1,388    $ 1,998     $ 319      $ 3,705
        Provision for credit losses ..........................................      1,189      5,000       364        6,553
        (Charge-offs) recoveries, net ........................................     (1,984)    (4,913)     (513)      (7,410)
                                                                                  -------    -------     -----      -------
        Balance at end of period .............................................    $   593    $ 2,085     $ 170      $ 2,848
                                                                                  =======    =======     =====      =======


   The following table summarizes net charge-off experience by loan type for the fiscal years ended June 30, 2003, 2002 and 2001 (in thousands):

                                                                                                     Year Ended June 30,
                                                                                                  -------------------------
                                                                                                   2003     2002      2001
                                                                                                  ------   ------    ------
        Business purpose loans. ..............................................................    $1,984   $  924    $1,374
        Home equity loans ....................................................................     4,913    2,892     1,634
        Equipment leases .....................................................................       513    1,416       991
                                                                                                  ------   ------    ------
        Total ................................................................................    $7,410   $5,232    $3,999
                                                                                                  ======   ======    ======

   Employee Related Costs. For the year ended June 30, 2003, employee related costs increased $5.3 million, or 14.6%, to $41.6 million from $36.3 million in the prior year. The increase in employee related costs for the year ended June 30, 2003 was primarily attributable to additions of personnel to originate, service and collect loans. Total employees at June 30, 2003 were 1,119 compared to 1,019 at June 30, 2002. Increases in payroll and benefits expenses for the increased number of employees were offset by reductions of management bonus accruals due to our overall financial performance in fiscal 2003. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees during fiscal 2003.

   Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our business strategy's focus on whole loan sales and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. In addition, we experienced the loss of approximately 168 additional employees, a 15% reduction, who have resigned since June 30, 2003.

   Sales and Marketing Expenses. For the year ended June 30, 2003, sales and marketing expenses increased $1.8 million, or 7.0%, to $27.8 million from $26.0 million for the year ended June 30, 2002. The increase was primarily due to increases in expenses for direct mail advertising and broker commissions for home equity and business loan originations partially offset by decreases in newspaper advertisements for subordinated debt. We expect to be able to streamline our sales and marketing costs in the future by offering a wider array of loan products and targeting segments that we believe will enable us to increase our loan origination conversion rates. By increasing our conversion rates, we expect to be able to lower our overall sales and marketing costs per dollar originated. See "-- Business Strategy" for further discussion.

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
   General and Administrative Expenses. For the year ended June 30, 2003, general and administrative expenses increased $26.3 million, or 35.2%, to $101.2 million from $74.9 million for the year ended June 30, 2002. This increase was primarily attributable to increases of approximately $16.9 million in costs associated with servicing and collecting our larger total managed portfolio including expenses associated with REO and delinquent loans, $8.0 million increase in costs associated with customer retention incentives and an increase of $3.9 million in net losses on interest rate swaps.

   Securitization Assets Valuation Adjustment. During fiscal 2003, write downs through the Statement of Income of $45.2 million were recorded compared to $22.1 million for fiscal 2002. Of these adjustments, $39.9 million and $22.1 million were write downs of our interest-only strips in fiscal 2003 and 2002, respectively. The remaining $5.3 million in fiscal 2003 was a write down of our servicing rights. These adjustments primarily reflect the impact of higher prepayment experience on home equity loans than anticipated during the periods. The valuation adjustment recorded on securitization assets in fiscal 2003 was reduced by a $17.9 million favorable valuation impact to the income statement as a result of reducing the discount rates applied in valuing the securitization assets at June 30, 2003. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from our interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from our interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value our interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. The discount rate on our servicing rights was reduced from 11% to 9% at June 30, 2003. The adjustments were considered to be other than temporary and were therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 as it relates to servicing rights. See "-- Securitizations" for further detail of these adjustments.

   Provision for Income Tax Expense (Benefit). For fiscal 2003, the provision for income taxes decreased $24.8 million as a result of a $62.6 million decline in pre-tax income and a reduction in our effective tax rate from 42% to 39%. The change in the effective tax rate was made due to an anticipated decrease in our overall tax liabilities. The utilization of net operating loss carryforwards is not dependent on future taxable income from operations, but on the reversal of timing differences principally related to existing securitization assets. These timing differences are expected to absorb the available net operating loss carryforwards during the carryforward period.

Year Ended June 30, 2002 Compared to Year Ended June 30, 2001

   Total Revenues. For fiscal 2002, total revenues increased $64.6 million, or 35.2%, to $247.9 million from $183.3 million for fiscal 2001. Growth in total revenue was mainly the result of increases in gains on the securitization of mortgage loans and increases in interest accretion earned on our interest-only strips.

   Gain on Sale of Loans - Securitizations. For the year ended June 30, 2002, gains of $185.6 million were recorded on the securitization of $1.4 billion of loans. This represents an increase of $56.6 million, or 43.9%, over gains of $129.0 million recorded on securitizations of $1.1 billion of loans for the year ended June 30, 2001.

   The increase in securitization gains for the year ended June 30, 2002 was due to both an increase in interest rate spreads earned in our securitizations and an increase in the volume of loans securitized. The securitization gain as a percentage of loans securitized increased to 13.7% for the year ended June 30, 2002 from 11.7% on loans securitized for the year ended June 30, 2001. Increases in interest rate spreads increase expected residual cash flows to us and result in increases in the gains we recognize on the sale of loans into securitizations. See "-- Securitizations" for further detail of how securitization gains are calculated.

   The increase in interest rate spread for the year ended June 30, 2002 compared to the year ended June 30, 2001 resulted from decreases in pass-through interest rates on investor certificates issued by securitization trusts. For loans securitized during the year ended June 30, 2002, the average loan interest rate was 11.40%, a 0.50% decrease from 11.90% on loans securitized during the year ended June 30, 2001. However, the average interest rate on trust certificates issued in mortgage loan securitizations during the year

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
ended June 30, 2002 was 5.51%, a 1.54% decrease from 7.05% during the year ended June 30, 2001. The resulting net improvement in interest rate spread was approximately 104 basis points.

   Also contributing to the increase in the securitization gain percentages for the year ended June 30, 2002, was the increase in the amount of cash received at the closing of our securitizations. The improvement in the interest rate spread this fiscal year enabled us to enter into securitization transactions structured to provide additional cash at the closing of the securitization through the sale of trust certificates to investors at a premium, or through the sale of notional bonds, sometimes referred to as interest-only bonds. During the year ended June 30, 2002 we received additional cash at the closing of our securitizations, due to these modified structures, of $32.9 million compared to $10.1 million in fiscal 2001. Securitization gains and cash received at the closing of securitizations were reduced by hedging losses of $9.4 million in fiscal 2002, compared to losses of $4.3 million in fiscal
2001.

   Gain on Sale of Loans -- Whole Loan Sales. Gains on whole loan sales decreased $0.3 million, to $2.4 million for the year ended June 30, 2002 from $2.7 million for the year ended June 30, 2001. The volume of whole loan sales decreased 24.3%, to $57.7 million for the year ended June 30, 2002 from $76.3 million for the year ended June 30, 2001. The decrease in the volume of whole loan sales for the year ended June 30, 2002 resulted from management's decision to securitize additional loans in the favorable securitization market experienced during the year.

   Interest and Fees. For the year ended June 30, 2002, interest and fee income decreased $0.9 million, or 4.8%, to $18.9 million compared to $19.8 million for the year ended June 30, 2001. Interest and fee income consists primarily of interest income earned on available for sale loans and other ancillary fees collected in connection with loans and leases.

   During the year ended June 30, 2002, interest income decreased $0.7 million, or 7.1%, to $9.5 million from $10.2 million for the year ended June 30, 2001. This decrease was due to a lower weighted-average interest rate on loans available for sale from the prior fiscal year and lower interest rates earned on invested cash balances due to general decreases in market interest rates. This decrease was partially offset by the effect of a modification of the terms of our securitizations beginning in the second quarter of fiscal 2001, which allowed us to retain interest income we had accrued up until the point of the sale. Prior to the second quarter of fiscal 2001, all accrued interest income was retained by the securitization trust when collected.

   Other fees decreased $0.2 million for the year ended June 30, 2002 from the prior year mainly due to the decrease in fees collected in connection with our leasing portfolio. Our leasing portfolio has decreased due to our decision in fiscal 2000 to discontinue the origination of new leases. The ability to collect certain fees on loans we originate in the future may be impacted by proposed laws and regulations by various authorities. See "Business -- Regulation" for more information regarding how our practices related to fees could be affected.

   Interest Accretion on Interest-Only Strips. Interest accretion of $35.4 million was earned in the year ended June 30, 2002 compared to $26.1 million in the year ended June 30, 2001. The increase reflects the growth in the balance of our interest-only strips of $114.1 million, or 28.6%, to $512.6 million at June 30, 2002 from $398.5 million at June 30, 2001. In addition, cash flows from interest-only strips for the year ended June 30, 2002 totaled $100.7 million, an increase of $17.8 million, or 21.5%, from fiscal 2001 due to the larger size of our more recent securitizations and additional securitizations reaching final target overcollateralization levels and step-down overcollateralization levels.

   Servicing Income. For the year ended June 30, 2002, servicing income decreased $0.2 million, or 3.8%, to $5.5 million from $5.7 million for the year ended June 30, 2001. This decrease was attributable to an increase in prepayment fee collections resulting from higher prepayment rates, which caused an increase in servicing rights amortization.

   Total Expenses. Total expenses increased $64.2 million, or 37.7%, to $234.4 million for the year ended June 30, 2002 compared to $170.2 million for the year ended June 30, 2001. As described in more detail below, this increase was mainly a result of a $22.1 million interest-only strips valuation adjustment recorded during the year ended June 30, 2002, increased interest expense attributable to the issuance of additional subordinated debt, increases in employee related costs and increases in general and administrative expenses.

   Interest Expense. During fiscal 2002 interest expense increased $12.1 million, or 21.5%, to $68.7 million from $56.5 million for fiscal 2001. The increase in interest expense was primarily due to an increase in the level of subordinated debt outstanding. Average subordinated debt outstanding during the year ended June 30, 2002 was $615.2 million compared to $448.5 million during the year ended June 30, 2001. The effect of the increase in outstanding debt was partially offset by a decrease in the average interest rates paid on subordinated debt. Average interest rates paid on subordinated debt outstanding decreased to 10.64% during the year ended June 30, 2002 from 11.04% during the year ended June 30, 2001.

   Rates offered on subordinated debt were reduced beginning in the fourth quarter of fiscal 2001 and continued downward in fiscal 2002 in response to decreases in market interest rates as well as our lower cash needs. The average issuance rate of subordinated debt at its peak, which was the month of February 2001, was 11.85% compared to the average rate of subordinated debt issued in the month of June 2002 of 8.39%.

   The increase in interest expense for the year ended June 30, 2002 related to subordinated debt was partially offset by the impact of a decrease in the average outstanding balances under warehouse lines of credit and decreased interest rates paid on warehouse lines. The average outstanding balances under warehouse lines of credit were $29.5 million during the year ended June 30, 2002, compared to $52.5 million during the year ended June 30, 2001. This decrease was due to the increased utilization of our available cash balances and proceeds from the sale of subordinated debt to fund loan originations and greater utilization of an off-balance sheet mortgage conduit facility for the sale of loans. Interest rates paid on warehouse lines are generally based on one-month LIBOR plus an interest rate spread ranging from 1.25% to 2.5%. One-month LIBOR decreased from approximately 3.9% at June 30, 2001 to 1.8% at June 30, 2002.

   Provision for Credit Losses. The provision for credit losses on loans and leases available for sale for the year ended June 30, 2002 increased $1.3 million, or 24.4%, to $6.5 million, compared to $5.2 million for the year ended June 30, 2001. The increase in the provision for credit losses was primarily due to increases in loans in non-accrual status, which were generally repurchased from securitization trusts.
See "-- Securitizations -- Trigger Management" for further discussion of repurchases from securitization trusts. Non-accrual loans were $7.0 million and $4.5 million at June 30, 2002 and 2001, respectively.

   The allowance for credit losses was $3.7 million, or 6.0% of loans and leases available for sale, at June 30, 2002 compared to $2.5 million, or 2.5% of loans and leases available for sale, at June 30, 2001. This increase was due to an additional provision for delinquent and non-accrual loans. Although we maintain an allowance for credit losses at the level we consider adequate to provide for potential losses, there can be no assurances that actual losses will not exceed the estimated amounts or that an additional provision will not be required.

   The following table summarizes the changes in the allowance for credit losses by loan and lease type for the fiscal year ended June 30, 2002 (in thousands):

                                                                                 Business     Home
                                                                                  Purpose    Equity    Equipment
                                                                                   Loans      Loans      Leases      Total
                                                                                 --------    -------   ---------    -------
        Balance at beginning of period .......................................    $  591     $ 1,473    $   416     $ 2,480
        Provision for credit losses ..........................................     1,721       3,417      1,319       6,457
        (Charge-offs) recoveries, net ........................................      (924)     (2,892)    (1,416)     (5,232)
                                                                                  ------     -------    -------     -------
        Balance at end of period .............................................    $1,388     $ 1,998    $   319     $ 3,705
                                                                                  ======     =======    =======     =======


   Employee Related Costs. For the year ended June 30, 2002, employee related costs increased $7.4 million, or 25.7%, to $36.3 million from $28.9 million in the prior year. The increase was primarily attributable to additions of personnel primarily in the loan servicing and collections areas to service the larger managed portfolio. Total employees at June 30, 2002 were 1,019 compared to 884 at June 30, 2001. The remaining increase was attributable to annual salary increases as well as increases in the costs of providing insurance benefits to employees.

   Sales and Marketing Expenses. For the year ended June 30, 2002, sales and marketing expenses increased $1.0 million, or 4.1%, to $26.0 million from $24.9 million for the year ended June 30, 2001. Expenses for direct mail advertising for loan originations and subordinated debt increased $3.8 million and $0.7 million, respectively, for the year ended June 30, 2002, compared to the prior fiscal year. This increase was partially offset by a decrease of $2.7 million in newspaper advertising.

   General and Administrative Expenses. For the year ended June 30, 2002, general and administrative expenses increased $20.3 million, or 37.2%, to $74.9 million from $54.6 million for the year ended June 30, 2001. This increase was primarily attributable to increases of approximately $14.3 million in costs associated with servicing and collection of our larger total managed portfolio including expenses associated with REO and delinquent loans, in addition to increases of $1.1 million in costs related to the issuance of our subordinated debt, $0.6 million in depreciation expense and $0.4 million in business insurance expense.

   Securitization Assets Valuation Adjustment. During fiscal 2002, a write down through the Statement of Income of $22.1 million was recorded on our interest-only strips. This adjustment reflects the impact of higher prepayment experience on home equity loans than anticipated during the period. This portion of the impact of increased prepayments was considered to be other than temporary and was therefore recorded as an adjustment to earnings in the current period in accordance with SFAS No. 115 and EITF 99-20.
See "-- Securitizations" for further detail of this adjustment.

Balance Sheet Information
(Dollars in thousands, except per share data)

                               Balance Sheet Data


                                                                                                                June 30,
                                                                                 September 30,    ---------------------------------
                                                                                      2003           2003         2002       2001
                                                                                 -------------    ----------    --------   --------
Cash and cash equivalents ....................................................      $ 27,217      $   47,475    $108,599   $ 91,092
Loan and lease receivables, net:
 Available for sale ..........................................................       162,688         271,402      57,677     94,970
 Interest and fees ...........................................................        17,396          15,179      12,292     16,549
 Other .......................................................................        24,681          23,761       9,028      2,428
Interest-only strips .........................................................       545,583         598,278     512,611    398,519
Servicing rights .............................................................       106,072         119,291     125,288    102,437
Receivable for sold loans ....................................................            --          26,734          --         --
Total assets .................................................................       950,506       1,159,351     876,375    766,487

Subordinated debt ............................................................       687,585         719,540     655,720    537,950
Warehouse lines and other notes payable ......................................       109,410         212,916       8,486     51,064
Accrued interest payable .....................................................        43,751          45,448      43,069     32,699
Deferred income taxes ........................................................            --          17,036      35,124     30,954
Total liabilities ............................................................       938,684       1,117,282     806,997    699,625
Total stockholders' equity ...................................................        11,822          42,069      69,378     66,862

Book value per common share ..................................................      $   4.01      $    14.28    $  24.40   $  20.47


September 30, 2003 Compared to June 30, 2003

   Total assets decreased $208.8 million, or 18.0%, to $950.5 million at September 30, 2003 from $1,159.4 million at June 30, 2003 primarily due to decreases in cash and cash equivalents, loan and lease receivables available for sale, interest-only strips and receivable for sold loans.

   Cash and cash equivalents decreased due to liquidity issues which substantially reduced our ability to originate loans for sale, our inability to complete a securitization during the quarter ended September 30, 2003 and a reduction in the issuance of subordinated debt.

   Loan and lease receivables -- Available for sale decreased $108.7 million, or 40.1%, due to whole loan sales coupled with a reduction in loan originations caused by our liquidity issues.

   Activity of our interest-only strips for the three months ended September 30, 2003 and 2002 was as follows (in thousands):

                                                                Three Months Ended
                                                                  September 30,
                                                                -------------------
                                                                 2003        2002
                                                               --------    --------
   Balance at beginning of period ..........................   $598,278    $512,611
   Initial recognition of interest-only strips .............        950      44,126
   Cash flow from interest-only strips .....................    (56,222)    (33,464)
   Required purchases of additional overcollateralization ..      7,660      17,128
   Interest accretion ......................................     10,828      10,747
   Net temporary adjustments to fair value (a) .............     (5,960)      4,792
   Other than temporary adjustments to fair value (a) ......     (9,951)    (12,078)
                                                               --------    --------
   Balance at end of period ................................   $545,583    $543,862
                                                               ========    ========

---------------
(a) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   The following table summarizes our purchases of overcollateralization by securitization trust for the three months ended September 30, 2003 and the fiscal years ended June 30, 2003 and 2002. Purchases of overcollateralization represent amounts of residual cash flows from interest-only strips retained by the securitization trusts to establish required overcollateralization levels in the trust. Overcollateralization represents our investment in the excess of the aggregate principal balance of loans in a securitized pool over the aggregate principal balance of trust certificates. See "--Securitizations" for a discussion of overcollateralization requirements.

    Summary of Mortgage Loan Securitization Overcollateralization Purchases
                                 (in thousands)



                                                    2003-1    2002-4   2002-3    2001-2   Other(a)    Total
                                                    ------    ------   ------    ------   --------    ------
Three Months Ended
  September 30, 2003:
Required purchases of additional
  overcollateralization..........................   $4,662    $3,820   $1,978     $250     $(4,032)   $6,678
                                                    ======    ======   ======     ====     =======    ======


(a) includes the recovery of $4.2 million of overcollateralization from an off-balance sheet mortgage conduit facility.


                                 2003-1    2002-4     2002-3    2002-2     2002-1    2001-4    2001-3    2001-2    Other     Total
                                 ------    -------   -------    -------   -------    -------   ------    ------    ------   -------
Year Ended June 30, 2003:
Initial overcollateralization    $   --    $ 3,800   $    --    $    --   $    --    $    --   $   --    $   --    $6,841   $10,641
Required purchases of
  additional
  overcollateralization.......    4,807      8,728    10,972     13,300    10,586     12,522    7,645     3,007     1,686    73,253
                                 ------    -------   -------    -------   -------    -------   ------    ------    ------   -------
  Total ......................   $4,807    $12,528   $10,972    $13,300   $10,586    $12,522   $7,645    $3,007    $8,527   $83,894
                                 ======    =======   =======    =======   =======    =======   ======    ======    ======   =======



                             2002-1   2001-4    2001-3    2001-2    2001-1   2000-4    2000-3   2000-2    2000-1    Other    Total
                             ------   ------    ------   -------    ------   ------    ------   ------    ------    -----   -------
Year Ended June 30, 2002:
Required purchases of
  additional
  overcollateralization..    $3,814    $908     $4,354   $11,654    $8,700   $6,326    $3,074   $4,978    $2,490    $973    $47,271
                             ======    ====     ======   =======    ======   ======    ======   ======    ======    ====    =======


   Servicing rights decreased $13.2 million, or 11.1%, to $106.1 million at September 30, 2003 from $119.3 million at June 30, 2003, primarily due to our inability to complete a securitization in the first current quarter of fiscal 2004, amortization of servicing rights and a $0.8 million write down of the servicing asset mainly due to the impact of higher than expected prepayment experience.

   The receivable for sold loans of $26.7 million at June 30, 2003 resulted from a whole loan sale transaction which closed on June 30, 2003, but settled in cash on July 1, 2003.

   Total liabilities decreased $178.6 million, or 16.0%, to $938.7 million at September 30, 2003 from $1,117.3 million at June 30, 2003 primarily due to decreases in warehouse lines and other notes payable, subordinated debt outstanding, deferred income taxes and other liabilities. The decrease in warehouse lines and other notes payable was due to our inability to renew or replace expiring facilities during the quarter ended September 30, 2003. Other liabilities decreased $26.8 million, or 29.1%, to $65.2 million from $92.0 million due mainly to a $24.1 million decrease in the loan funding liability related to decreased loan originations.

   During the three months ended September 30, 2003, subordinated debt decreased $32.0 million, or 4.4%, to $687.6 million due to the temporary discontinuation of the sale of new subordinated debentures. See
"-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Our deferred income tax position changed from a liability of $17.0 million at June 30, 2003 to an asset of $1.0 million at September 30, 2003. This change from a liability position is the result of the federal and state tax benefits of $16.2 million recorded on our first quarter pre-tax loss, which will be realized against anticipated future years' state and federal taxable income. In addition, a federal benefit of $2.1 million was recognized on the portion of the valuation adjustment on our interest-only strips which was recorded through other comprehensive income. These benefits were partially offset by a refund of a $0.2 million overpayment on our June 30, 2002 federal tax return.

June 30, 2003 Compared to June 30, 2002

   Total assets increased $283.0 million, or 32.3%, to $1.2 billion at June 30, 2003 from $876.4 million at June 30, 2002 primarily due to increases in loan and lease receivables, interest-only strips and receivable for sold loans, offset by a decrease in cash and cash equivalents.

   Cash and cash equivalents decreased mainly due to higher levels of loan receivables funded with cash, a reduction in the amount of subordinated debt issued during fiscal year 2003 and also due to our inability to complete our typical quarterly securitization in the fourth quarter of fiscal year 2003.

   Loan and lease receivables -- Available for sale increased $213.7 million due to our inability to complete our typical quarterly securitization in the fourth quarter of fiscal 2003.

   Loan and lease receivables -- Other increased $14.7 million or 163.2% due to increases in the amount of delinquent loans eligible for repurchase from securitization trusts. See Note 2 of the Consolidated Financial Statements and "-- Securitizations -- Trigger Management" for an explanation of these receivables.

   Activity of our interest-only strips for the fiscal years ended June 30, 2003, 2002 and 2001 were as follows (in thousands):


                                                                                                               June 30,
                                                                                                  ---------------------------------
                                                                                                     2003        2002        2001
                                                                                                  ---------    ---------   --------
Balance at beginning of period................................................................    $ 512,611    $ 398,519   $277,872
Initial recognition of interest-only strips, including initial overcollateralization of
  $10,641, $0 and $611........................................................................      160,116      153,463    125,408
Cash flow from interest-only strips...........................................................     (160,417)    (100,692)   (82,905)
Required purchases of additional overcollateralization........................................       73,253       47,271     43,945
Interest accretion............................................................................       47,347       35,386     26,069
Termination of lease securitization(a)........................................................       (1,890)          --         --
Net temporary adjustments to fair value(b)....................................................        7,158          717      8,130
Other than temporary adjustments to fair value(b).............................................      (39,900)     (22,053)        --
                                                                                                  ---------    ---------   --------
Balance at end of period......................................................................    $ 598,278    $ 512,611   $398,519
                                                                                                  =========    =========   ========

---------------

(a) Reflects release of lease collateral from two lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Net lease receivables of $1.7 million were recorded on our balance sheet as a result of these terminations.
(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   Servicing rights decreased $6.0 million, or 4.8%, to $119.3 million at June 30, 2003 from $125.3 million at June 30, 2002, primarily due to our inability to complete a securitization in the fourth quarter of fiscal 2003 and a $5.3 million write down of the servicing asset mainly due to the impact of higher than expected prepayment experience.

   The receivable for sold loans of $26.7 million at June 30, 2003 resulted from a whole loan sale transaction which closed on June 30, 2003, but settled in cash on July 1, 2003.

   Total liabilities increased $310.3 million, or 38.4%, to $1.1 billion from $807.0 million at June 30, 2002 primarily due to increases in warehouse lines and other notes payable, subordinated debt outstanding, accounts payable and accrued expenses and other liabilities. The increase in warehouse lines and other notes payable was due to not completing a securitization in the fourth quarter of fiscal 2003. A fourth quarter securitization would have provided the cash to pay down the warehouse lines. Accounts payable and accrued expenses increased $16.7 million, or 121.7%, primarily due to accruals for costs associated with customer retention incentives to help mitigate loan prepayments and liabilities to our securitization trust collection accounts for periodic interest advances. Other liabilities increased $41.1 million, or 80.7%, to 92.0 million from $50.9 million due to a $17.3 million increase in the obligation for the repurchase of loans subject to removal of accounts provisions, recording an unearned rent incentive of $9.5 million related to our corporate headquarters lease and a $6.3 million recorded liability for unsettled interest rate swaps.

   During fiscal 2003, subordinated debt increased $63.8 million, or 9.7%, to $719.5 million due to sales of subordinated debt used to repay existing debt, to fund loan originations and our operations and for general corporate purposes. Approximately $33.7 million of the increase in subordinated debt was due to the reinvestment of accrued interest on the subordinated debt at maturity. Subordinated debt was 26.7 times tangible equity at June 30, 2003, compared to 12.1 times at June 30, 2002. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt.

   Deferred income taxes decreased $18.1 million, or 51.5%, to $17.0 million at June 30, 2003 from $35.1 million at June 30, 2002. This decrease is primarily due to a $4.4 million net increase in expected benefits from net operating loss carryforwards, less a valuation allowance, and an $8.2 million increase in other deferred tax debits. The increase in other deferred tax debits primarily resulted from recognizing the benefit of governmental grants and lease incentives associated with the relocation of our corporate headquarters earlier for tax purposes than for financial reporting purposes. In addition, deferred tax payables on our interest-only strips decreased by $5.6 million due to loan prepayment experience.

June 30, 2002 Compared to June 30, 2001

   Total assets increased $109.9 million, or 14.3%, to $876.4 million at June 30, 2002 from $766.5 million at June 30, 2001 primarily due to increases in cash and cash equivalents, interest-only strips and servicing rights which were partially offset by decreases in loan and lease receivables available for sale and receivables for sold loans.

   Cash and cash equivalents increased $17.5 million, or 19.2%, due to receipts from sales of subordinated debt, cash receipts on the sale of loans in securitizations and cash receipts from our interest-only strips.

   Servicing rights increased $22.9 million, or 22.3%, to $125.3 million at June 30, 2002 from $102.4 million at June 30, 2001, due to the securitization of $1.4 billion of loans during the year ended June 30, 2002, partially offset by amortization of the servicing asset for fees collected during the same period.

   Loan and lease receivables -- Available for sale decreased $37.3 million or 39.3% due to the securitization of more loans than were originated during the period.

   Total liabilities increased $107.4 million, or 15.3%, to $807.0 million from $699.6 million at June 30, 2001 primarily due to increases in subordinated debt outstanding, accrued interest payable and other liabilities partially offset by a decrease in warehouse lines and other notes payable.

   During fiscal 2002 subordinated debt increased $117.8 million, or 21.9%, to $655.7 million due to sales of subordinated debt used to repay existing debt, to fund loan originations and our operations and for general corporate purposes including, but not limited to, repurchases of our outstanding common stock. Approximately $31.7 million of the increase in subordinated debt was due to the reinvestment of accrued interest on the subordinated debt. Subordinated debt was 12.1 times tangible equity at June 30, 2002, compared to
10.4 times as of June 30, 2001. See "-- Liquidity and Capital Resources" for further information regarding outstanding debt. Warehouse lines and other notes payable decreased $42.6 million due to the lower balance of loan receivables held at June 30, 2002, and greater use of available cash to fund loans. Accrued interest payable increased $10.4 million, or 31.7%, to $43.1 million from $32.7 million at June 30, 2001 due to an increase in the level of subordinated debt outstanding partially offset by a decrease in average interest rates paid on debt.

   Deferred income taxes increased $4.2 million, or 13.5%, to $35.1 million from $31.0 million. This increase was mainly due to higher levels of debt for tax securitization structures in the first and second quarters of fiscal 2002. As debt for tax transactions, the tax liability on securitization gains is deferred and becomes payable in future periods as cash is received from securitization trusts. These structures created additional deferred tax credits of $22.1 million which were partially offset by an increase in our federal tax loss carryforward receivable of $11.9 million to a cumulative $31.3 million. In addition, miscellaneous deferred tax assets increased by $4.3 million and miscellaneous deferred tax credits decreased by $1.7 million resulting in a net increase of $6.0 million. The net operating loss carryforward will be utilized in future periods by structuring more securitization transactions as taxable transactions.

Managed Portfolio Quality

   The following table provides data concerning delinquency experience, real estate owned and loss experience for the managed loan and lease portfolio. See "-- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio and managed REO measures to our balance sheet. See "-- Deferment and Forbearance Arrangements" for the amounts of previously delinquent loans subject to these deferment and forbearance arrangements which are not included in this table if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) (dollars in thousands):


                                                                                                June 30,
                                                   September 30,     -------------------------------------------------------------
                                                       2003             2003                  2002                   2001
                                                ------------------   ----------    -----   ----------    -----    ----------   ----
                                                 Amount        %       Amount        %       Amount        %        Amount       %
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
Delinquency by Type:
--------------------
Business Purpose Loans
Total managed portfolio ....................   $  364,970            $  393,098            $  361,638             $  300,192
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $    5,761     1.57%  $    4,849     1.23%  $    2,449     0.68%   $    3,460   1.15%
 61-90 days ................................        6,129     1.68        4,623     1.18        1,648     0.46         1,837   0.61
 Over 90 days ..............................       42,831    11.74       38,466     9.79       32,699     9.03        22,687   7.56
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies                           $   54,721    14.99%  $   47,938    12.20%  $   36,796    10.17%   $   27,984   9.32%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $    4,491            $    5,744            $    6,220             $    4,530
                                               ==========            ==========            ==========             ==========
Home Equity Loans
Total managed portfolio ....................   $2,601,125            $3,249,501            $2,675,559             $2,223,429
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $   53,514     2.06%  $   48,332     1.49%  $   37,213     1.39%   $   16,227   0.73%
 61-90 days ................................       36,729     1.41       24,158     0.74       22,919     0.86        14,329   0.64
 Over 90 days ..............................      122,997     4.73      108,243     3.33       72,918     2.72        47,325   2.13
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $  213,240     8.20%  $  180,733     5.56%  $  133,050     4.97%   $   77,881   3.50%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $   21,561            $   22,256            $   27,825             $   23,902
                                               ==========            ==========            ==========             ==========
Equipment Leases
Total managed portfolio ....................   $    5,705            $    8,475            $   28,992             $   65,774
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $      248     4.34%  $      162     1.91%  $      411     1.42%   $      595   0.90%
 61-90 days ................................           40     0.70           83     0.98           93     0.32           206   0.31
 Over 90 days ..............................          200     3.51          154     1.82          423     1.46           347   0.53
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $      488     8.55%  $      399     4.71%  $      927     3.20%   $    1,148   1.74%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
Combined
--------
Total managed portfolio ....................   $2,971,800            $3,651,074            $3,066,189             $2,589,395
                                               ==========            ==========            ==========             ==========
Period of delinquency:
 31-60 days ................................   $   59,523     2.00%  $   53,343     1.46%  $   40,073     1.31%   $   20,282   0.78%
 61-90 days ................................       42,898     1.44       28,864     0.79       24,660     0.80        16,372   0.63
 Over 90 days ..............................      166,028     5.59      146,863     4.02      106,040     3.46        70,359   2.72
                                               ----------    -----   ----------    -----   ----------    -----    ----------   ----
 Total delinquencies .......................   $  268,449     9.03%  $  229,070     6.27%  $  170,773     5.57%   $  107,013   4.13%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
REO ........................................   $   26,052     0.88%  $   28,000     0.77%  $   34,045     1.11%   $   28,432   1.10%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====
Losses experienced during the period(a)(b):
 Loans .....................................   $    8,100     0.97%  $   29,507     0.89%  $   15,478     0.56%   $   10,886   0.50%
                                                             =====                 =====                 =====                 ====
 Leases ....................................            1     0.06          497     2.82%       1,415     3.20%        1,003   1.20%
                                               ----------    =====   ----------    =====   ----------    =====    ----------   ====
 Total managed portfolio ...................   $    8,101     0.97%  $   30,004     0.90%  $   16,893     0.60%   $   11,889   0.53%
                                               ==========    =====   ==========    =====   ==========    =====    ==========   ====

---------------
(a)  Percentage based on annualized losses and average managed portfolio.

(b) Losses recorded on our books were $3.5 million ($1.5 million from charge-offs through the provision for loan losses and $2.0 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $4.6 million for the three months ended September 30, 2003. Losses recorded

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
     on our books were $16.8 million ($6.8 million from charge-offs through the provision for credit losses and $10.0 million for write downs of real estate owned) for the year ended June 30, 2003. Losses absorbed by loan securitization trusts were $13.2 million for fiscal 2003. Losses recorded on our books were $9.0 million ($4.4 million from charge-offs through the provision for loan losses and $4.6 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $7.9 million for fiscal 2002. Losses recorded on our books were $7.1 million ($4.0 million from charge-offs through the provision for loan losses and $3.1 million for write downs of real estate owned) and losses absorbed by loan securitization trusts were $4.8 million for fiscal 2001. Losses recorded on our books include losses for loans we hold as available for sale or real estate owned and loans repurchased from securitization trusts.

   The following table summarizes key delinquency statistics related to loans, leases and REO recorded on our balance sheet and their related percentage of our available for sale portfolio (dollars in thousands):

                                                                                              September 30,    June 30,   March 31,
                                                                                              -------------------------------------
                                                                                                   2003          2003        2003
                                                                                              -------------    --------   ---------
Delinquent loans and leases on balance sheet (a)..........................................       $11,825        $5,412      $5,992
% of on balance sheet loan and lease receivables..........................................          7.21%         2.04%       11.7%

Loans and leases in non-accrual status on balance sheet (b)...............................       $11,941        $5,358      $5,905
% of on balance sheet loan and lease receivables..........................................          7.28%         2.02%       11.5%

Allowance for losses on available for sale loans and leases...............................       $ 5,470        $2,848      $1,953
% of available for sale loans and leases..................................................           3.3%          1.0%        3.6%

Real estate owned on balance sheet........................................................       $ 4,566        $4,776      $6,348

---------------
(a) Delinquent loans and leases are included in total delinquencies in the previously presented "Managed Portfolio Quality" table. Included in total delinquencies are loans in non-accrual status of $10.7 million, $5.0 million, and $5.6 million at September 30, 2003, June 30, 2003, March 31, 2003.

(b) It is our policy to suspend the accrual of interest income when a loan is contractually delinquent for 90 days or more. Non-accrual loans and leases are included in total delinquencies in the previously presented "Managed Portfolio Quality" table.

   Deferment and Forbearance Arrangements. From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions, which affect the borrower's ability to make their regular payments, may also have an impact on the value of the real estate or other collateral securing the loans, resulting in a change to the loan-to-value ratios. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from their financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals. We permit exceptions to the policies and practices from time to time based on individual borrowers' situations.

   In a deferment arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on the borrower's behalf either at the termination of the loan or on a monthly payment plan. Borrowers must provide a written explanation of their hardship, which generally requests relief from their loan payments. We review the borrower's current financial situation and based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period from 12 to 42 months, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by a senior vice president.

   Principal guidelines currently applicable to the deferment process are: (i) the borrower may have up to six payments deferred during the life of the loan;
(ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by the senior vice president of collections and an executive vice president. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are two or more payments delinquent, we will consider using a forbearance arrangement if permitted under applicable state law. In a forbearance arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and based upon this assessment, we may create a payment plan for the borrower which generally allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced to the securitization trust and other fees paid by us on behalf of the borrower. We currently require the borrower to provide written documentation outlining their financial hardship, and we offer these arrangements to borrowers who we believe have the ability to remit post-forbearance principal and interest payments in addition to the amounts advanced or paid by us. As part of the written forbearance agreement, the borrower must execute a deed in lieu of foreclosure. If the borrower subsequently defaults before repaying the amount due under the forbearance agreement in full and becomes 60 days delinquent on principal and interest payments, we may elect to record the deed after providing proper notification to the borrower and a reasonable period of time to cure. Recording the deed in lieu of foreclosure gives us immediate legal title to the property without the need for further legal action.

   Principal guidelines currently applicable to the forbearance process are:
(i) the subject loan should be at least six months old; (ii) the loan should be a minimum of three payments delinquent; and (iii) each forbearance arrangement must be approved by a manager, the senior vice president of collections and the senior vice president of asset allocation. Forbearance arrangements which defer ten or more past due payments, involve advances or other payments of more than $25,000 or include an exception to our guidelines must also be approved by an executive vice president.

   For delinquent borrowers with business purpose loans, we may enter into written forbearance agreements pursuant to which we do not obtain a deed in lieu of foreclosure. These arrangements typically allow the borrower to pay past due amounts over a period of 12-36 months, but not beyond the maturity date of the loan, and generally require the borrower to make a payment at the time of entering into the forbearance agreement.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation and reasons for the delinquency, a valuation of the real estate securing the loan and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances, and we prefer to use deferment over forbearance arrangements, if possible.

   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. Generally, a

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

loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, the account will generally be declared in default and collection actions resumed. See "Business -- Regulation -- Equal Credit Opportunity, Fair Credit Reporting Act and Other Laws" and " Risk Factors -- The inquiry regarding our forbearance practices by the U.S. Attorney could result in concerns regarding our loan servicing and limit our ability to sell or service our loans, sell subordinated debt, or obtain additional credit facilities, which would hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   The following table presents, as of the end of our last six quarters, information regarding loans under deferment and forbearance arrangements, which are reported as current loans if borrowers are current on principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement) and thus not included in delinquencies in the delinquency table. (dollars in thousands):

                      Cumulative Unpaid Principal Balance

                                                                                                                        % of
                                                                                 Under         Under                   Managed
                                                                               Deferment    Forbearance   Total(a)    Portfolio
                                                                               ---------    -----------   --------    ---------
    June 30, 2002 ..........................................................    $ 64,958      $73,705     $138,663      4.52%
    September 30, 2002 .....................................................      67,282       76,649      143,931      4.50
    December 31, 2002 ......................................................      70,028       81,585      151,613      4.55
    March 31, 2003 .........................................................      85,205       84,751      169,956      4.89
    June 30, 2003 ..........................................................     110,487       87,199      197,686      5.41
    September 30, 2003 .....................................................     141,547       80,467      222,014      7.47

---------------
(a) Included in cumulative unpaid principal balance are loans with arrangements that were entered into longer than twelve months ago. At September 30, 2003, there was $26.4 million of cumulative unpaid principal balance under deferment arrangements and $25.5 million of cumulative unpaid principal balance under forbearance arrangements that were entered into prior to July 2002.

   Additionally, there are loans under deferment and forbearance arrangements which have returned to delinquent status. At September 30, 2003 there was $39.4 million of cumulative unpaid principal balance under deferment arrangements and $59.3 million of cumulative unpaid principal balance under forbearance arrangements that are now reported as delinquent 31 days or more.

   Over the previous nine months, we experienced a pronounced increase in the number of borrowers under deferment arrangements and in light of the weakened economic environment we made use of deferment arrangements to a greater degree than in prior periods. We currently expect this condition to be temporary and will attempt to actively manage the loan accounts under deferment arrangements to maximize our chances for full recovery of the borrowed amount while still accommodating borrower needs during their period of hardship.

   The following table presents the amount of unpaid principal balance of loans that entered into a deferment or forbearance arrangement each quarter of fiscal 2003 and the first quarter of fiscal 2004 (dollars in thousands):
               Unpaid Principal Balance Impacted by Arrangements

                                                                                                                        % of
                                                                                  Under         Under                  Managed
    Quarter Ended:                                                              Deferment    Forbearance    Total     Portfolio
     ------------------------------------------------------------------------   ---------    -----------   -------    ---------
    September 30, 2002 ......................................................    $11,619       $23,564     $35,183      1.10%
    December 31, 2002 .......................................................     17,015        27,004      44,019      1.32
    March 31, 2003 ..........................................................     37,117        28,051      65,168      1.87
    June 30, 2003 ...........................................................     44,840        18,064      62,904      1.72
    September 30, 2003 ......................................................     58,419        15,955      74,374      2.50

   Delinquent Loans and Leases. Total delinquencies (loans and leases with payments past due greater than 30 days, excluding REO) in the total managed portfolio were $268.4 million at September 30, 2003 compared to $229.1 million, $170.8 million and $107.0 million at June 30, 2003, 2002 and 2001, respectively. Total delinquencies as a percentage of the total managed portfolio were 9.03% at September 30, 2003 compared to 6.27%, 5.57% and 4.13% at June 30, 2003, 2002 and 2001, respectively. The increase in delinquencies and delinquency percentages in the three months ended September 30, 2003 and in fiscal 2003 and 2002 were mainly due to the impact on our borrowers of continued uncertain economic conditions, which may include the reduction in other sources of credit to our borrowers and the seasoning of the managed portfolio. These factors have resulted in a significant increase in the usage of deferment and forbearance activities. In addition, the delinquency percentage has increased due to increased prepayment rates resulting from refinancing activities. Refinancing is not typically available to delinquent borrowers, and therefore the remaining portfolio is experiencing a higher delinquency rate. A decrease in the amount of loans originated also contributed to the increase in the delinquency percentage at September 30, 2003 from June 30, 2003. A decrease in the growth rate for the origination of new loans contributed to the increase in the delinquency percentage at June 30, 2003, from June 30, 2002 and 2001. As the managed portfolio continues to season, and if our economy continues to lag or worsen, the delinquency rate may continue to increase. Delinquent loans and leases held as available for sale on our balance sheet decreased from $5.9 million at June 30, 2002 to $5.4 million at June 30, 2003 and increased to $11.8 million at September 30, 2003.

   Real Estate Owned. Total REO, comprising foreclosed properties and deeds acquired in lieu of foreclosure, decreased to $26.0 million, or 0.88% of the total managed portfolio at September 30, 2003 compared to $28.0 million, or 0.77% at June 30, 2003, $34.0 million, or 1.11% at June 30, 2002 and $28.4 million, or 1.10% at June 30, 2001. The decrease in the volume of REO was mainly due to processes we have implemented to decrease the time a loan remains in seriously delinquent status and the cycle time in the disposition of REO properties. Part of this strategy includes bulk sales of REO properties. Reducing the time properties are carried reduces carrying costs for interest on funding the cost of the property, legal fees, taxes, insurance and maintenance related to these properties. As our portfolio seasons and if our economy continues to lag or worsen, the REO balance may increase. REO held by us on our balance sheet increased from $3.8 million at June 30, 2002 to $4.8 million at June 30, 2003 and decreased to $4.6 million at September 30, 2003.

   Loss Experience. During the three months ended September 30, 2003, we experienced net loan and lease charge-offs in the total managed portfolio of $8.1 million or 0.97% on an annualized basis. During the year ended June 30, 2003, we experienced net loan and lease charge-offs in the total managed portfolio of $30.0 million or 0.90% on an annualized basis. During the year ended June 30, 2002, we experienced net loan and lease charge-offs in the total managed portfolio of $16.9 million, or 0.60% of the total managed portfolio. During fiscal 2001, we experienced net loan and lease charge-offs in the total managed portfolio of $11.9 million, or 0.53% of the average total managed portfolio. Principal loss severity experience on delinquent loans generally has ranged from 15% to 35% of principal and loss severity experience on REO generally has ranged from 25% to 40% of principal. The increase in net charge-offs from the prior periods was due to a larger volume of loans that became delinquent, and or, were liquidated during the period as well as economic conditions and the seasoning of the managed portfolio. As noted above, we have attempted to reduce the time a loan remains in seriously delinquent status until the sale of an REO property in order to reduce carrying costs on the property. The increase in the charge-off percentage was partially offset by reductions in our carrying costs due to the acceleration of the timing of the disposition of REO. See the table "Summary of Loans and REO Repurchased from Mortgage Loan Securitization Trusts" for further detail of loan repurchase activity. See "-- Securitizations" for more detail on credit loss assumptions used to estimate the fair value of our interest-only strips and servicing rights compared to actual loss experience.

   Real estate values have generally experienced an increase in recent periods and their increases have exceeded the rate of increase of many other types of investments in the current economy. If in the future this trend reverses and real estate values begin to decline our loss severity could increase. See "Risk Factors -- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations, and limit our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock" for further detail of the effect that declining real estate values could have on our business.


Interest Rate Risk Management

   A primary market risk exposure that we face is interest rate risk. Profitability and financial performance is sensitive to changes in interest rate swap yields, one-month LIBOR yields and the interest rate spread between the effective rate of interest received on loans available for sale or securitized (all fixed interest rates) and the interest rates paid pursuant to credit facilities or the pass-through interest rate to investors for interests issued in connection with securitizations. Profitability and financial performance is also sensitive to the impact of changes in interest rates on the fair value of loans which are expected to be sold in whole loan sales. A substantial and sustained increase in market interest rates could adversely affect our ability to originate and purchase loans and maintain our profitability. The overall objective of our interest rate risk management strategy is to mitigate the effects of changing interest rates on profitability and the fair value of interest rate sensitive balances (primarily loans available for sale, interest-only strips, servicing rights and subordinated debt). We would address this challenge by carefully monitoring our product pricing, the actions of our competition and market trends and the use of hedging strategies in order to continue to originate loans in as profitable a manner as possible.

   A component of our interest rate risk exposure relates to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The structure of certain securitization trusts includes a floating interest rate certificate, which pays interest based on one-month LIBOR plus an interest rate spread. Floating interest rate certificates in a securitization expose us to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders.

   A rising interest rate environment could unfavorably impact our liquidity and capital resources. Rising interest rates could impact our short-term liquidity by limiting our ability to sell loans at favorable premiums in whole loan sales, widening investor interest rate spread requirements in pricing future securitizations, increasing the levels of overcollateralization in future securitizations, limiting our access to borrowings in the capital markets and limiting our ability to sell our subordinated debt securities at favorable interest rates. In a rising interest rate environment, short-term and long-term liquidity could also be impacted by increased interest costs on all sources of borrowed funds, including the subordinated debt, and by reducing interest rate spreads on our securitized loans, which would reduce our cash flows. See "-- Liquidity and Capital Resources" for a discussion of both long-term and short-term liquidity.

   Interest Rate Sensitivity. The following table provides information about financial instruments that are sensitive to changes in interest rates. For interest-only strips and servicing rights, the table presents projected principal cash flows utilizing assumptions including prepayment and credit loss rates. See "-- Securitizations" for more information on these assumptions. For debt obligations, the table presents principal cash flows and related average interest rates by expected maturity dates (dollars in thousands):


                                                                  Amount Maturing After September 30, 2003
                                          -----------------------------------------------------------------------------------------
                                          Months      Months      Months      Months     Months      There-                  Fair
                                          1 to 12    13 to 24    25 to 36    37 to 48   49 to 60      after      Total       Value
                                         --------    --------   ---------    --------   --------    --------    --------   --------
Rate Sensitive Assets:
Loans and leases available for sale
  (a).................................   $150,023    $    974    $    412    $   197     $   223    $ 10,859    $162,688   $169,472
Interest-only strips .................    122,184     115,409     105,900     87,631      68,339     244,316     743,779    545,583
Servicing rights .....................     33,208      25,979      20,308     15,877      12,414      39,630     147,416    106,072
Investments held to maturity .........        249         352         269         --          --          --         870        908

Rate Sensitive Liabilities:
Fixed interest rate borrowings .......   $288,385    $167,107    $163,331    $27,615     $14,043    $ 27,104    $687,585   $684,830
Average interest rate ................       8.01%       9.12%       9.33%      9.59%       9.84%      11.98%       8.89%
Variable interest rate borrowings ....   $109,410    $     --    $     --    $    --     $    --    $     --    $109,410   $109,410
Average interest rate ................       2.68%         --          --         --          --          --        2.68%

---------------
(a) For purposes of this table, all loans and leases which qualify for securitization or whole loan sale are reflected as maturing within twelve months, since loans and leases available for sale are generally held for less than three months prior to securitization or whole loan sale.

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
   Loans Available for Sale. Gain on sale of loans may be unfavorably impacted to the extent we hold loans with fixed interest rates prior to their sale. See "-- Business Strategy" for a discussion of our intent to add adjustable-rate mortgage loans to our loan product line.

   A significant variable affecting the gain on sale of loans in a securitization is the interest rate spread between the average interest rate on fixed interest rate loans and the weighted-average pass-through interest rate to investors for interests issued in connection with the securitization. Although the average loan interest rate is fixed at the time the loan is originated, the pass-through interest rate to investors is not fixed until the pricing of the securitization which occurs just prior to the sale of the loans. Generally, the period between loan origination and pricing of the pass-through interest rate is less than three months. If market interest rates required by investors increase prior to securitization of the loans, the interest rate spread between the average interest rate on the loans and the pass-through interest rate to investors may be reduced or eliminated. This factor could have a material adverse effect on our future results of operations and financial condition. We estimate that each 0.1% reduction in the interest rate spread reduces the gain on sale of loans as a percentage of loans securitized by approximately 0.22%. See "-- Strategies for Use of Derivative Financial Instruments" for further detail of our interest rate risk management for available for sale loans.

   A significant variable affecting the gain on sale of fixed interest rate loans sold in whole loan sale transactions is the change in market interest rates between the date the loan was originated at a fixed rate of interest and the date the loan was sold in a whole loan sale. If market interest rates required by investors increase prior to sale of the loans, the premium expected on sale of the loans would be reduced. This factor could have a material adverse effect on our future results of operations and financial condition.

   Interest-Only Strips and Servicing Rights. A portion of the certificates issued to investors by certain securitization trusts are floating interest rate certificates based on one-month LIBOR plus an interest rate spread. The fair value of the excess cash flow we will receive from these trusts would be affected by any changes in interest rates paid on the floating interest rate certificates. At September 30, 2003, $109.1 million of debt issued by loan securitization trusts was floating interest rate certificates based on one-month LIBOR, representing 4.3% of total debt issued by loan securitization trusts. In accordance with accounting principles generally accepted in the United States of America, the changes in fair value are generally recognized as part of net adjustments to other comprehensive income, which is a component of retained earnings. As of September 30, 2003, the interest rate sensitivity for $29.2 million of floating interest rate certificates issued by securitization trusts was managed with an interest rate swap contract effectively fixing our cost for this debt. See "-- Strategies for Use of Derivative Financial Instruments" for further detail. In addition, the interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 Trust is managed by an interest rate cap which was entered into by the Trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down.

   A significant change in market interest rates could increase or decrease the level of loan prepayments, thereby changing the size of the total managed loan portfolio and the related projected cash flows. We attempt to minimize prepayment risk on interest-only strips and servicing rights by requiring prepayment fees on business loans and home equity loans, where permitted by law. When originally recorded, approximately 90-95% of business loans and 80-85% of home equity loans in the total managed portfolio were subject to prepayment fees. Currently, approximately 50-55% of business loans and 60-65% of home equity loans in the total managed portfolio are subject to prepayment fees. However, higher than anticipated rates of loan prepayments could result in a write down of the fair value of related interest-only strips and servicing rights, adversely impacting earnings during the period of adjustment. We perform revaluations of our interest-only strips and servicing rights on a quarterly basis. As part of the revaluation process, we monitor the assumptions used for prepayment rates against actual experience, economic conditions and other factors and we adjust the assumptions, if warranted. See "-- Securitizations" for further information regarding these assumptions and the impact of prepayments during this period.

   Subordinated Debt. We also experience interest rate risk to the extent that as of September 30, 2003 approximately $399.2 million of our liabilities were comprised of fixed interest rate subordinated debt with scheduled maturities of greater than one year. To the extent that market interest rates demanded on


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
subordinated debt increase in the future, the interest rates paid on replacement debt could exceed interest rates currently paid thereby increasing interest expense and reducing net income.

   Strategies for Use of Derivative Financial Instruments. All derivative financial instruments are recorded on the balance sheet at fair value with realized and unrealized gains and losses included in the statement of income in the period incurred.

   In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative Financial Instruments and Hedging Activities," referred to as SFAS No. 133 in this document. SFAS No. 133 establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. If certain criteria are met, a derivative may be specifically designated as (a) a hedge of the exposure to changes in the fair value of a recognized asset or liability or an unrecognized firm commitment (fair value hedge), (b) a hedge of the exposure to variable cash flows of a forecasted transaction (cash flow hedge), or (c) a hedge of the foreign currency exposure of a net investment in a foreign operation. If a derivative is a hedge, depending on the nature of the hedge designation, changes in the fair value of a derivative are either offset against the change in the fair value of assets, liabilities, or firm commitments through earnings or recognized in other comprehensive income until the hedged item is recognized in earnings. The ineffective portion of a derivative's change in fair value will be recognized in earnings immediately.

   SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

Hedging Activity

   From time to time, we utilize derivative financial instruments in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced or the date the terms and pricing for a whole loan sale are fixed. Generally, the period between loan origination and pricing of the pass-through interest rate or whole loan sale is less than three months. Derivative financial instruments we use for hedging changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

   The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative financial instruments is based on quoted market prices. The fair value of the items hedged is based on current pricing of these assets in a securitization or whole loan sale. Cash flow related to hedging activities is reported as it occurs. The effectiveness of our hedge relationships is continuously monitored. If highly effective correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

   Related to Loans Expected to Be Sold Through Securitizations. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in our mortgage conduit facility, which we would expect to be included in a term securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities matching the maturities of the pass-through certificates.

We may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between our hedge contracts and the ultimate pricing we will receive on the subsequent securitization. At September 30, 2003 we had no derivative financial instruments outstanding which were designated as hedges of loans expected to be sold through securitizations.

   Related to Loans Expected to Be Sold Through Whole Loan Sale
Transactions. We may also utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or our residual interests in mortgage loans in our mortgage conduit facility, which we would expect to be included in a whole loan sale transaction at a future date. We may hedge the effect of changes in market interest rates with forward sale commitments, forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. On June 30, 2003, we entered into a forward sale agreement providing for the sale of $275.0 million of home equity mortgage loans at a price of 105.0%. Our commitment under this forward sale agreement was satisfied during the three months ended September 30, 2003. At September 30, 2003, we had no derivative financial instruments outstanding which were designated as hedges of loans expected to be sold through whole loan sales.

   Disqualified Hedging Relationship. The securitization market was not available to us in the fourth quarter of fiscal 2003. As a result, we realized that the expected high correlation between the changes in the fair values of the derivative contracts and the mortgage loans would not be achieved and discontinued hedge accounting. During the fourth quarter of fiscal 2003, $4.0 million of losses on $170.0 million notional amount of forward starting interest rate swaps previously designated as a hedge of mortgage loans expected to be securitized was charged to earnings. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was recorded in earnings during the fourth quarter of fiscal 2003, representing the changes in value of the loans until the date that we learned that the securitization market was not available.

   No derivative financial instruments were utilized for hedging activities during the three months ended September 30, 2003. We recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions or on disqualified hedging relationships for the three months ended September 30, 2002 and fiscal years ended June 30, 2003, 2002 and 2001. Ineffectiveness related to qualified hedging relationships during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):

                                                                                                         Year Ended June 30,
                                                                               Three Months Ended    ----------------------------
                                                                               September 30, 2002     2003       2002      2001
                                                                               ------------------    -------   -------    -------
   Offset by gains and losses recorded on securitizations:
   Losses on derivative financial instruments..............................         $(2,839)         $(3,806)  $(9,401)   $(4,343)
   Offset by gains and losses recorded on the fair value of hedged items:
   Losses on derivative financial instruments..............................         $  (967)         $(7,037)  $    --    $    --
   Amount settled in cash - paid...........................................         $    --          $(5,041)  $(9,401)   $(4,343)

   There were no outstanding derivatives contracts accounted for as hedges at September 30, 2003, June 30, 2002 or 2001. At September 30, 2002 and June 30, 2003, respectively, forward sale agreements and outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                                                    Three Months Ended           Year Ended
                                                                                    September 30, 2002         June 30, 2003
                                                                                   ---------------------    ---------------------
                                                                                  Notional    Unrealized   Notional    Unrealized
                                                                                   Amount        Loss       Amount        Loss
                                                                                  --------    ----------   --------    ----------
   Forward sale agreement.....................................................    $    --      $    --     $275,000     $    --
   Forward starting interest rate swaps.......................................    $80,000      $  (967)    $     --     $(6,776)(a)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not yet settled in cash.

Trading Activity

   Generally, we do not enter into derivative financial instrument contracts for trading purposes. However, we have entered into derivative financial instrument contracts which we have not designated as hedges in accordance with SFAS No. 133 and were therefore accounted for as trading assets or liabilities.

   Related to Loans Expected to Be Sold Through Securitizations. During the three months ended September 30, 2002 and fiscal 2003, we used interest rate swap contracts to protect the future securitization spreads on loans in our pipeline. Loans in the pipeline represent loan applications for which we are in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. We believed there was a greater chance that market interest rates we would obtain on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread we could earn in the event of rising rates.

   However due to a decline in market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in our pipeline, we recorded losses on forward starting interest rate swap contracts during the three months ended September 30, 2002 and fiscal year ended June 30, 2003. The losses are summarized in the table below.

   Related to Loans Expected to Be Sold Through Whole Loan Sale Transactions. The $170.0 million notional amount of forward starting interest rate swap contracts which carried over from the disqualified hedging relationship discussed above were utilized to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were sold in whole loan sale transactions during the three months ended September 30, 2003. We had elected not to designate these derivative contracts as an accounting hedge.

   We recorded the following gains and losses on the fair value of derivative financial instruments classified as trading for the three months ended September 30, 2003 and 2002 and the year ended June 30, 2003. There were no derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):


                                                                                                    Three Months
                                                                                                       Ended
                                                                                                   September 30,        Year Ended
                                                                                                  -----------------   -------------
                                                                                                   2003      2002     June 30, 2003
                                                                                                 -------    -------   -------------
Trading Gains/(Losses) on forward starting interest rate swaps:
Related to loan pipeline.....................................................................    $    --    $(2,517)     $(3,796)
Related to whole loan sales..................................................................    $ 5,097    $    --      $   441
Amount settled in cash -- (paid).............................................................    $(1,212)   $    --      $(2,671)


   At September 30, 2003, there were no outstanding derivative financial instruments utilized to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions. At September 30, 2002 and June 30, 2003, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions and associated unrealized gains and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):

                                                                                      Three Months Ended           Year Ended
                                                                                      September 30, 2002          June 30, 2003
                                                                                     ---------------------    ---------------------
                                                                                    Notional    Unrealized    Notional   Unrealized
                                                                                     Amount        Loss        Amount       Gain
                                                                                    --------    ----------    --------   ----------
Forward starting interest rate swaps ............................................   $220,000      $(2,517)    $170,000      $441

   Related to Interest-Only Strips. For the three months ended September 30, 2003 we recorded a net gain of $11 thousand, compared to a net loss of $0.7 million for the quarter ended September 30, 2002, on an interest rate swap contract which is not designated as an accounting hedge. For fiscal years ended June 30, 2003 and 2002, respectively, we recorded net losses of $0.9 million and $0.7 million on such interest rate swap contract. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The losses on the swap contract for the fiscal years ended June 30, 2003 and 2002 were due to decreases in the interest rate swap yield curve during the periods the contract was in place. Included in the $11 thousand net gain recorded for the three months ended September 30, 2003 were unrealized gains of $177 thousand representing the net change in the fair value of the contract during the period and $166 thousand of cash losses paid during the period. Included in the $0.9 million net loss recorded in the fiscal year ended June 30, 2003 were unrealized gains of $0.1 million representing the net change in the fair value of the contract during the fiscal year and $1.0 million of cash losses paid during the fiscal year. Included in the $0.7 million net loss recorded for the three months ended September 30, 2002 were unrealized losses of $0.4 million representing the net change in the fair value of the contract during the period and $0.3 million of cash losses paid during the period. Included in the $0.7 million net loss recorded in the fiscal year ended June 30, 2002 were unrealized losses of $0.5 million representing the net change in the fair value of the contract during the fiscal year and $0.2 million of cash losses paid during the fiscal year. The cumulative net unrealized loss of $0.2 million at September 30, 2003 is included as a trading liability in Other Liabilities. Terms of the interest rate swap contract at September 30, 2003 were as follows (dollars in thousands):

        Notional amount ..................................................   $    29,257
        Rate received - Floating (a) .....................................          1.20%
        Rate paid - Fixed ................................................          2.89%
        Maturity date ....................................................    April 2004
        Unrealized loss ..................................................   $       157
        Sensitivity to 0.1% change in interest rates .....................   $         9

---------------
(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period.

   Derivative transactions are measured in terms of a notional amount, but this notional amount is not carried on the balance sheet. The notional amount is not exchanged between counterparties to the derivative financial instrument, but is only used as a basis to determine fair value, which is recorded on the balance sheet and to determine interest and other payments between the counterparties. Our exposure to credit risk in a derivative transaction is represented by the fair value of those derivative financial instruments in a gain position. We attempt to manage this exposure by limiting our derivative financial instruments to those traded on major exchanges and where our counterparties are major financial institutions. At September 30, 2003, we held no derivative financial instruments in a cumulative gain position.

   In the future, we may expand the types of derivative financial instruments we use to hedge interest rate risk to include other types of derivative contracts. However, an effective interest rate risk management strategy is complex and no such strategy can completely insulate us from interest rate changes. Poorly designed strategies or improperly executed transactions may increase rather than mitigate risk. Hedging involves transaction and other costs that could increase as the period covered by the hedging protection increases. Although it is expected that such costs would be offset by income realized from securitizations in that period or in future periods, we may be prevented from effectively hedging fixed interest rate loans held for sale without reducing income in current or future periods. In addition, while Eurodollar rates, interest rate

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
swap yield curves and the pass-through interest rate of securitizations are generally strongly correlated, this correlation has not held in periods of financial market disruptions (e.g., the so-called Russian Crisis in the later part of 1998).

Liquidity and Capital Resources

   Liquidity and capital resource management is a process focused on providing the funding to meet our short and long-term cash needs. We have used a substantial portion of our funding sources to build our managed portfolio and investments in securitization residual assets with the expectation that they will generate sufficient cash flows in the future to cover our operating requirements, including repayment of maturing subordinated debt. Our cash needs change as the mix of loan sales through securitization shifts to whole loan sales, as the managed portfolio grows, as our interest-only strips grow and release more cash, as subordinated debt matures, as operating expenses change and as revenues increase. Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Our cash requirements include funding loan originations and capital expenditures, repaying existing subordinated debt, paying interest expense and operating expenses, and in connection with our securitizations, funding overcollateralization requirements and servicer obligations. At times, we have used cash to repurchase our common stock and could in the future use cash for unspecified acquisitions of related businesses or assets (although no acquisitions are currently contemplated).

   Initially, we finance our loans under two secured credit facilities. These credit facilities are generally revolving lines of credit, which we have with a financial institution and a warehouse lender that enable us to borrow on a short-term basis against our loans. We then securitize or sell our loans to unrelated third parties on a whole loan basis to generate the cash to pay off these revolving credit facilities.

   For the first three months of fiscal 2004, we recorded a net loss of $26.3 million. The loss primarily resulted from liquidity issues described below, which substantially reduced our ability to originate loans and generate revenues during the first quarter of fiscal 2004, our inability to complete a securitization of loans during the first quarter of fiscal 2004, and $10.8 million of pre-tax charges for valuation adjustments on our securitization assets.

   In fiscal 2003, we recorded a net loss of $29.9 million. The loss in fiscal 2003 was due in part to our inability to complete our typical quarterly securitization of loans during the fourth quarter of our fiscal year. Also contributing to the loss was $45.2 million of net pre-tax charges for valuation adjustments recorded on our securitization assets during the 2003 fiscal year. See "-- Securitizations" for more detail on the valuation adjustments.

   Because we have historically experienced negative cash flows from operations, our business requires continual access to short and long-term sources of debt to generate the cash required to fund our operations. Several recent events negatively impacted our short-term liquidity and contributed to our loss for fiscal 2003 including our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003. In addition, subsequent to June 30, 2003, no new discretionary advances under the non-committed portion of the existing $200.0 million credit facility took place, and on August 20, 2003, amendments to this credit facility eliminated, among other changes, the non-committed portion of this facility, reduced the available amount to $50.0 million and accelerated the expiration date from November 2003 to September 2003. We also had a $300.0 million mortgage conduit facility that enabled us to sell our loans into an off-balance sheet facility, which expired pursuant to its terms on July 5, 2003. In addition, our temporary discontinuation of sales of new subordinated debt for approximately a six week period during the first quarter of fiscal 2004 further impaired our liquidity.

   At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities available to us, $453.4 million was drawn upon. Our revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced our ability to fund future loan originations until we sell existing loans, extend or expand existing credit facilities, or add new credit facilities. At September 30, 2003, we had $147.0 million in revolving credit facilities available to us, of which $108.6 million was drawn upon.

   As a result of these liquidity issues, since June 30, 2003, we substantially reduced our loan origination volume. For the three months ended September 30, 2003, we originated $124.1 million of loans which represents a significant reduction as compared to originations of $370.7 million of loans for the same period in fiscal 2003. We also experienced a loss in loan origination employees. Our inability to originate loans at previous levels adversely impacted the relationships our subsidiaries have or were developing with their brokers and our ability to retain employees. As a result of the decrease in loan originations and liquidity issues described above, we incurred a loss for the first quarter of fiscal 2004 and we anticipate incurring losses in future periods at least through the third quarter of fiscal 2004. In light of the loss for the quarter ended September 30, 2003, we requested and obtained waivers for our non-compliance with financial covenants in our credit facilities and Pooling and Servicing Agreements. See "-- Overview -- Credit Facilities, Pooling and Servicing Agreements and Waivers Related to Financial Covenants." Further, we can provide no assurances that we will be able to sell our loans, maintain existing facilities or expand or obtain new credit facilities, if necessary. If we are unable to maintain existing financing, we may not be able to restructure our business to permit profitable operations or repay our subordinated debt when due. Even if we are able to maintain adequate financing, our inability to originate and sell our loans could hinder our ability to operate profitably in the future and repay our subordinated debt when due.

   We undertook specific remedial actions to address short-term liquidity concerns including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through September 30, 2003, we sold approximately $493.3 million (which includes $222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. We are continuing the process of selling our loans. We also suspended paying quarterly cash dividends on our common stock.

   We also entered into an amendment to the $200.0 million credit facility which provides for the waiver of our non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. We entered into subsequent amendments to this credit facility which extended the expiration date until October 17, 2003. The loans held in this facility were transferred to the refinanced mortgage conduit described below.

   As a result of the loss experienced during fiscal 2003, we failed to comply with the terms of certain of the financial covenants under two of our principal credit facilities (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million) and we requested and obtained waivers of these requirements from our lenders. See "-- Credit Facilities."

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See "-- Credit Facilities" for information regarding the terms of these facilities and "Risk Factors -- If we are unable to obtain additional financing, we may not be able to restructure our business to permit profitable operations or repay our senior collateralized notes when due and the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock will be negatively impacted."

   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in the off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the $200.0 million warehouse facility (which had been reduced to $50.0 million) which expired on October 17, 2003 and our $25.0 million warehouse facility, which expired on October 31, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities which previously held these loans, along with loans fully funded with our cash, resulted in our receipt of $17.0 million in cash. On October 31, 2003, we completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of loans held by it.

   We requested and obtained waivers or amendments to several credit facilities to address our non-compliance with certain financial covenants as of September 30, 2003 in light of the loss for the first quarter of fiscal 2004 and our inability to obtain a second credit facility totaling at least $200.0 million by October 8, 2003. See "-- Credit Facilities" for additional information regarding the waivers or amendments obtained. As a result of our future anticipated loss and any non-compliance with other financial covenants, we anticipate that we will also need to obtain additional waivers in future periods from our lenders, but we cannot give you any assurances as to whether or in what form these waivers will be granted.


   In addition, as a result of our non-compliance at September 30, 2003 with the net worth requirements contained in several of our Pooling and Servicing Agreements, we requested and obtained waivers of our non-compliance with these requirements. Pursuant to the terms of the amended agreements with one bond insurer and the trustee, the net worth maintenance requirement was waived for the term of the agreement and we were appointed as servicer for 120 days commencing October 1, 2003. The bond insurer may determine to reappoint us a servicer for successive 120 day periods if we qualify to act as servicer, as determined by the bond insurer, in its sole discretion. If we do not re-qualify, we can be replaced as servicer. We received a verbal waiver of our non-compliance with a financial covenant (with written documentation pending) from another bond insurer on several other Pooling and Servicing Agreements. No assurance can be given that we will be able to obtain this waiver in writing or whether any conditions will be imposed on us in connection with the written waiver. See "Risk Factors -- Our servicing rights may be terminated if we fail to satisfactorily perform our servicing obligations, or fail to meet minimum net worth requirements or financial covenants which could hinder our ability to operate profitably and impair our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   Short and Long-Term Capital Resources and Contractual Obligations. The following table summarizes our short and long-term capital resources and obligations as of September 30, 2003. For capital resources, the table presents projected and scheduled principal cash flows expected to be available to meet our contractual obligations. For those timeframes where a shortfall in capital resources exists, we anticipate that these shortfalls will be funded through a combination of cash from whole loan sales of future loan originations and the issuance of subordinated debt. The terms of our credit facilities provide that we may only use the funds available under the credit facilities to originate loans.

                                                                         ----------------------------------------------------------
                                                                         Less than    1 to 3      4 to 5     More than
                                                                          1 year       years       years      5 years       Total
                                                                         ----------------------------------------------------------
                                                                                               (In thousands)
Capital Resources from:
 Cash................................................................    $ 27,217    $     --    $     --    $     --    $   27,217
 Loans...............................................................     150,023       1,386         420      10,859       162,688
 Interest-only strips................................................     122,184     221,309     155,970     244,316       743,779
 Servicing rights....................................................      33,208      46,287      28,291      39,630       147,416
 Investments.........................................................         249         621          --          --           870
                                                                         --------    --------    --------    --------    ----------
                                                                          332,881     269,603     184,681     294,805     1,081,970
                                                                         --------    --------    --------    --------    ----------
Contractual Obligations (a)
 Subordinated-debt...................................................     288,383     330,439      41,659      27,104       687,585
 Accrued interest-subordinated debt (b)..............................      18,515      18,601       2,629       3,842        43,587
 Warehouse and operating lines of credit (c).........................     108,680          --          --          --       108,680
 Capitalized lease (d)...............................................         326         404          --          --           730
 Operating leases (e)................................................       2,519      10,316       8,622      32,131        53,588
 Services and equipment (f)..........................................       4,033          --          --          --         4,033
                                                                         --------    --------    --------    --------    ----------
                                                                          422,456     359,760      52,910      63,077       898,203
                                                                         --------    --------    --------    --------    ----------
Excess (Shortfall)...................................................    $(89,575)   $(90,157)   $131,771    $231,728    $  183,767
                                                                         ========    ========    ========    ========    ==========

---------------
(a)  See "-- Contractual Obligations."
(b) This table reflects interest payment terms elected by subordinated debt holders as of September 30, 2003. In accordance with the terms of the subordinated debt offering, subordinated debt holders have the right to change the timing of the interest payment on their notes once during the term of their investment.
(c) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.
(d)  Amounts include principal and interest.
(e)  Amounts include lease for office space.
(f) Amounts related to the relocation of our corporate headquarters. The provisions of the lease, local and state grants will provide us with reimbursement of a portion of these payments.

   The following discussion of liquidity and capital resources should be read in conjunction with the discussion contained in "-- Application of Critical Accounting Policies." When loans are sold through a securitization, we may retain the rights to service the loans. Servicing loans obligates us to advance interest payments for delinquent loans under certain circumstances and allows us to repurchase a limited amount of delinquent loans from securitization trusts. See "-- Securitizations" and "-- Securitizations -- Trigger Management" for more information on how the servicing of securitized loans affects requirements on our capital resources and cash flow.

   Cash flow from operations, the issuance of subordinated debt and lines of credit fund our operating cash needs. We expect these sources of funds to be sufficient to meet our cash needs. Loan originations are funded through borrowings against warehouse credit facilities and sales into an off-balance sheet facility. Each funding source is described in more detail below.

   Cash Flow from Operations. One of our corporate goals is to achieve positive cash flow from operations. However, we cannot be certain that we will achieve our projections regarding declining negative cash flow or positive cash flow from operations. The achievement of this goal is dependent on our ability to successfully implement our business strategy and on the following items:

   o manage the mixture of whole loan sales and securitization transactions to maximize cash flow and economic value;

   o manage levels of securitizations to maximize cash flows received at closing and subsequently from interest-only strips and servicing rights;

   o maintain a portfolio of mortgage loans which will generate income and cash flows through our servicing activities and the residual interests we hold in the securitized loans;

   o build on our established approaches to underwriting loans, servicing and collecting loans and managing credit risks in order to control delinquency and losses;

   o continue to identify and invest in technology and other efficiencies to reduce per unit costs in our loan origination and servicing process; and

   o control overall expense levels.

   Historically, our cash flow from operations has been negatively impacted by a number of factors. The growth of our loan originations negatively impacts our cash flow from operations because we incur the cash expenses of the origination, but generally do not recover the cash outflow from these origination expenses until we securitize or sell the underlying loans. With respect to loans securitized, we may be required to wait more than one year to begin recovering the cash outflow from loan origination expenses through cash inflows from our residual assets retained in securitization. A second factor, which could negatively impact our cash flow, is an increase in market interest rates. If market interest rates increase, the premiums we would be paid on whole loan sales could be reduced and the interest rates that investors will demand on the certificates issued in future securitizations will increase. The increase in interest rates paid to investors reduces the cash we will receive from interest-only strips created in future securitizations. Although we may have the ability in a rising interest rate market to charge higher loan interest rates to our borrowers, competition, laws and regulations and other factors may limit or delay our ability to do so.

   Cash flow from operations for the three months ended September 30, 2003 was a positive $128.4 million compared to a negative $8.5 million for the first quarter of fiscal 2002. The positive cash flow from operations for the three months ended September 30, 2003 was due to our sales of loans originated in prior periods that were carried on our balance sheet at June 30, 2003. Additionally, cash flow from our interest-only strips in the first quarter of fiscal 2004 increased $21.8 million, or 65.1%, compared to the first quarter of fiscal 2003.

   Cash flow from operations for the year ended June 30, 2003 was a negative $285.4 million compared to negative $13.3 million for fiscal 2002. Negative cash flow from operations increased $272.1 million for the year ended June 30, 2003 mainly due to our inability to complete a securitization in the fourth quarter of fiscal 2003. At June 30, 2003 we carried $271.4 million of loans available for sale, compared to $57.7 million at June 30, 2002. We also carried a receivable of $26.7 million for the proceeds on loans sold in a whole loan sale transaction, which closed on June 30, 2003, but settled in cash on July 1, 2003. Also contributing to the increase in negative cash flow for fiscal 2003 was an increase in the amount of delinquent loans repurchased from securitization trusts in order to avoid delinquency and loss triggers and the funding of $3.8 million in initial overcollateralization from the proceeds of our December 2002 securitization and $6.8 million on our fourth quarter of fiscal 2003 sales to a mortgage conduit facility. Increases in the cash flow from interest-only strips in fiscal 2003 were offset by increases in operating expenses, mainly general and administrative expenses to service and collect the larger managed portfolio.

   The amount of cash we receive and the amount of overcollateralization we are required to fund at the closing of our securitizations and the amount of cash we receive as gains on whole loan sales are dependent upon a number of factors including market factors over which we have no control. Although we expect negative cash flow from operations to continue and fluctuate in the foreseeable future, our goal is to reduce our negative cash flow from operations from historical levels. We believe that if our projections based on our business strategy prove accurate, our cash flow from operations will become positive. However, negative cash flow from operations in fiscal 2004 may continue due to the nature of our operations and the timing to implement our business strategy. We generally expect the level of cash flow from operations to fluctuate.

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
   As was previously discussed, during the seven quarters ended June 30, 2003, our actual prepayment experience on our managed portfolio was generally higher than our average historical levels for prepayments. Prepayments result in decreases in the size of our managed portfolio and decreases in the expected future cash flows to us from our interest-only strips and servicing rights. However, due to the favorable interest rate spreads, favorable initial overcollateralization requirements and levels of cash received at closing on our more recent securitizations we do not believe our recent increase in prepayment experience will have a significant impact on our aggregate expected cash flows from operations in the future.

   Other factors could negatively affect our cash flow and liquidity such as increases in mortgage interest rates, legislation or other economic conditions which may make our ability to originate loans more difficult. As a result, our costs to originate loans could increase or our volume of loan originations could decrease.

   Contractual Obligations. Following is a summary of future payments required on our contractual obligations as of September 30, 2003 (in thousands):

                                                                                              Payments Due by Period
                                                                              -----------------------------------------------------
                                                                                                                              More
Contractual Obligations                                                                  Less than     1 to 3     4 to 5      than
-----------------------                                                        Total       1 year       years      years    5 years
                                                                              --------   ---------    --------    -------   -------
Subordinated debt.........................................................    $687,585    $288,383    $330,439    $41,659   $27,104
Accrued interest -- subordinated debt (a).................................      43,587      18,515      18,601      2,629     3,842
Warehouse and operating lines of credit (b)...............................     108,680     108,680          --         --        --
Capitalized lease (c).....................................................         730         326         404         --        --
Operating leases (d)......................................................      53,588       2,519      10,316      8,622    32,131
Services and equipment (e)................................................       4,033       4,033          --         --        --
                                                                              --------    --------    --------    -------   -------
Total obligations.........................................................    $898,203    $422,456    $359,760    $52,910   $63,077
                                                                              ========    ========    ========    =======   =======

---------------
(a) This table reflects interest payment terms elected by subordinated debt holders as of September 30, 2003. In accordance with the terms of the subordinated debt offering, subordinated debt holders have the right to change the timing of the interest payment on their notes once during the term of their investment.
(b) See the table provided under "-- Credit Facilities" for additional information about our credit facilities.
(c)  Amounts include principal and interest.
(d)  Amounts include lease for office space.
(e) Amounts related to the relocation of our corporate headquarters. The provisions of the lease, local and state grants will provide us with reimbursement of a portion of these payments.

   Credit Facilities. Borrowings against warehouse credit facilities represent cash advanced to us for a limited duration, generally no more than 270 days, and are secured by the loans we pledge to the lender. These credit facilities provide the primary funding source for loan originations. Under the terms of these facilities, approximately 75% to 97% of our loan originations may be funded with borrowings under the credit facilities and the remaining amounts, our overcollateralization requirements, must come from our operating capital. The ultimate sale of the loans through securitization or whole loan sale generates the cash proceeds necessary to repay the borrowings under the warehouse facilities. We periodically review our expected future credit needs and negotiate credit commitments for those needs as well as excess capacity in order to allow us flexibility in the timing of the securitization of our loans.

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
   The following is a description of the warehouse and operating lines of credit and mortgage conduit facilities, which were available to us at September 30, 2003 (in thousands):


                                                                                                   Facility     Amount      Amount
                                                                                                    Amount     Utilized   Available
                                                                                                   --------    --------   ---------
Revolving credit facilities:
Warehouse and operating revolving line of credit, expiring
   September 2004 (a)..........................................................................    $ 80,000    $ 46,626    $33,374
Warehouse revolving line of credit, expired October 2003 (b)...................................      50,000      38,248         --
Warehouse revolving line of credit, expired October 2003 (c)...................................      25,000      23,806         --
Operating revolving line of credit, expiring January 2004 (d)..................................       5,000          --      5,000
                                                                                                   --------    --------    -------
Total revolving credit facilities..............................................................     160,000     108,680     38,374
Other facilities:
Capitalized leases, maturing January 2006 (e)..................................................         730         730         --
                                                                                                   --------    --------    -------
Total credit facilities........................................................................    $160,730    $109,410    $38,374
                                                                                                   ========    ========    =======

---------------
(a) $200.0 million warehouse and operating credit facility with JPMorgan Chase Bank entered into on September 22, 2003, but limited to $80.0 million borrowing capacity at September 30, 2003 and contingent upon the closing of an additional credit facility. Once the additional credit facility was closed on October 14, 2003, the full $200.0 million became available. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans.

     Additionally, we have a letter of credit facility with JPMorgan Chase Bank to secure lease obligations for corporate office space. The amount of the letter of credit was $8.0 million at September 30, 2003 and will decrease over the term of the lease.

(b) Originally a $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at Credit Suisse's discretion. Subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to September 30, 2003. The expiration date was subsequently extended to October 17, 2003, but no new advances were permitted under this facility subsequent to September 30, 2003. This facility was paid down in full on October 16, 2003. The interest rate on the facility was based on one-month LIBOR plus a margin. Advances under this facility were collateralized by pledged loans.

(c) $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. However, we were not in compliance with the financial covenants in this facility at September 30, 2003 and as a condition of obtaining a waiver for non-compliance, we were not permitted further advances under this line. Interest rates on the advances were based on one-month LIBOR plus a margin. The obligations under this agreement were collateralized by pledged loans. This facility was paid down in full on October 16, 2003 and it expired pursuant to its terms on October 31, 2003.

(d) $5.0 million revolving line of credit facility from Firstrust Savings Bank. The obligations under this facility are collateralized by the cash flows from our investments in the ABFS 99-A lease securitization trust and Class R and X certificates of the ABFS Mortgage Loan Trust 2001-2. The interest rate on the advances from this facility is one-month LIBOR plus a margin.

(e) Capitalized leases, imputed interest rate of 8.0%, collateralized by computer equipment.

   Until its expiration, we also had available to us a $300.0 million mortgage conduit facility. This facility expired pursuant to its terms on July 5, 2003. At September 30, 2003, $36.0 million was outstanding under this facility. The facility provided for the sale of loans into an off-balance sheet facility. This facility was refinanced on October 16, 2003. See "-- Overview -- Remedial Steps Taken to Address Liquidity Issues"

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
and "-- Application of Critical Accounting Policies" for further discussion of the off-balance sheet features of this facility.

   On September 22, 2003, we entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. Pursuant to the terms of this facility, we are required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (this condition was satisfied by the closing of the facility totaling $250.0 million described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of our net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. Prior to the closing of the second facility, our borrowing capacity on this $200.0 million credit facility is limited to $80.0 million. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to our financial condition. These provisions require, among other things, our maintenance of a delinquency ratio for the managed portfolio at the end of each fiscal quarter of less than 12.0%, our subordinated debt not to exceed $705.0 million at any time, our ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio and our registration statement registering $295.0 million of subordinated debt be declared effective by the SEC by October 31, 2003. We obtained a waiver from the lender under this $200.0 million facility which extended the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. This lender also agreed to waive our required minimum net worth level at October 31, 2003.

   On October 3, 2003, the lender on the new $200.0 million credit facility agreed to extend the date by which we must close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. We subsequently obtained a waiver from this lender which extended this required closing date for obtaining the additional credit facility to October 14, 2003.

   On October 14, 2003, we entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). We also agreed to pay fees of $8.9 million upon closing and approximately $10.3 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans and additional credit support was created by granting a security interest in substantially all of our interest-only strips and residual interests which we contributed to a special purpose entity organized by us to facilitate this transaction.

   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to our subordinated debt to $750.0 million or less; (ii) make quarterly reductions commencing in April 2004 of an amount of subordinated debt pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) we are unable to sell subordinated debt for more than three consecutive weeks or on more than two occasions in a 12 month period; and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days. The definitive agreements grant the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees and interest payable by us.


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
   Although we obtained two new credit facilities totaling $450.0 million, the proceeds of these credit facilities may only be used to fund loan originations and may not be used for any other purpose. Consequently, we will have to generate cash to fund the balance of our business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   On October 16, 2003, we refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. We also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the $200.0 million warehouse facility (which had been reduced to $50.0 million) which expired on October 17, 2003 and our $25.0 million warehouse facility which expired on October 31, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with our cash resulted in our receipt of $17.0 million in cash. On October 31, 2003, we complete a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of loans held by it.

   The warehouse credit agreements require that we maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that we must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to us, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on our liquidity and capital resources.

   As a result of the loss experienced during fiscal 2003, we were not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of our principal credit facilities (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). We have requested and obtained waivers from these covenant provisions from both lenders. The lender under the $50.0 million warehouse credit facility has granted us a waiver for our non-compliance with a financial covenant in that credit facility through September 30, 2003. This facility was amended to reduce the available credit to $8.0 million and the financial covenants were replaced with new covenants. We also entered into an amendment to the $200.0 million credit facility which provides for the waiver of our non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. We entered into subsequent amendments to this credit facility which extended the expiration date until October 17, 2003. The loans held in this facility were transferred to the refinanced mortgage conduit described above.

   In addition, in light of the loss for the first quarter of fiscal 2004, we requested and obtained waivers or amendments to several credit facilities to address our non-compliance with certain financial covenants, as of September 30, 2003.

   The lender under the $25.0 million credit facility agreed to amend such facility in light of our non-compliance at September 30, 2003 with the requirement that our net income not be less than zero for two consecutive quarters. Pursuant to the revised terms of our agreement with this lender, no additional advances may be made under this facility after September 30, 2003. This facility was paid down in full on October 16, 2003 and expired pursuant to its terms on October 31, 2003.

   The terms of our new $200.0 million credit facility, as amended, require, among other things, that our registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no

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
later than October 31, 2003 and that we have a minimum net worth of $25.0 million at October 31, 2003 and November 30, 2003. An identical minimum net worth requirement applies to an $8.0 million letter of credit facility with the same lender. The lender under the $200.0 million facility agreed to extend the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. This lender also agreed to waive the minimum net worth requirement at October 31, 2003 under the $200.0 million credit facility and the $8.0 million letter of credit facility.

   Because we anticipate incurring losses through at least the third quarter of fiscal 2004 and as a result of any non-compliance with other financial covenants, we anticipate that we will need to obtain additional waivers from our lenders and bond insurers. We cannot assure you as to whether or in what form a waiver or modification of these agreements would be granted to us.

   Subordinated Debt Securities. The issuance of notes funds the majority of our remaining operating cash requirements. We rely significantly on our ability to issue subordinated debt since our cash flow from operations is not sufficient to meet these requirements. In order to expand our businesses we have issued subordinated debt to partially fund growth and to partially fund maturities of subordinated debt. In addition, at times we may elect to utilize proceeds from the issuance of subordinated debt to fund loans instead of using our warehouse credit facilities, depending on our determination of liquidity needs. During the three months ended September 30, 2003, subordinated debt decreased by $32.0 million compared to an increase of $63.8 million in fiscal 2003. The reduction in the level of subordinated debt sold was a result of our temporary discontinuation of sales of new subordinated debt for a portion of the first quarter of fiscal 2004.

   We registered $315.0 million of subordinated debt under a registration statement, which was declared effective by the SEC on October 3, 2002. Of the $315.0 million, $80.0 million of this debt was unsold as of September 30, 2003. This registration statement expired on October 31, 2003. In June 2003, we filed a new registration statement to register an additional $295.0 million of subordinated debt.

   In the event we are unable to offer additional subordinated debentures, for any reason, we have developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on our current cash flow projections, we anticipate being able to make all scheduled subordinated debt maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that we would take, in addition to those indicated in its adjusted business strategy, to reduce our operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that we will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debt when due.

   We intend to meet our obligation to repay such debt and interest as it matures with cash flow from operations, cash flows from interest-only strips and cash generated from additional debt financing, including sales of additional subordinated debt. To the extent that we fail to maintain our credit facilities or obtain alternative financing on acceptable terms and increase our loan originations, we may have to sell loans earlier than intended and further restructure our operations which could further hinder our ability to repay the subordinated debt when due. Our unrestricted cash balances are sufficient to cover approximately 8.9% of the $343.6 million of subordinated debt and accrued interest maturities due within one year. Unrestricted cash balances were $17.6 million at September 30, 2003, compared to $30.5 million at June 30, 2003 and $99.6 million at June 30, 2002.

   The weighted-average interest rate of our subordinated debt issued in the month of September 2003 was 8.41%, compared to debt issued in the month of June 2003, which had a weighted-average interest rate of 7.49%. Debt issued at our peak rate, which was in February 2001, was at a rate of 11.85%. Our ability to maintain the rates offered on subordinated debt, or limit increases in rates offered, depends on our financial condition, liquidity, future results of operations, market interest rates and competitive factors among other circumstances. The weighted average remaining maturity of our subordinated debt at September 2003 was 19.9 months compared to 19.5 months at June 2003.

   Sales into Special Purpose Entities and Off-Balance Sheet Facilities. We rely significantly on access to the asset-backed securities market through securitizations to provide permanent funding of our loan production. We may also retain the right to service the loans. Residual cash from the loans after required principal and interest payments are made to the investors provides us with cash flows from our interest-only strips. It is our expectation that future cash flows from our interest-only strips and servicing rights will generate more of the cash flows required to meet maturities of our subordinated debt and our operating cash needs. See "-- Securitizations" for further detail of our securitization activity and effect of securitizations on our liquidity and capital resources.

   Other Liquidity Considerations. In December 2002, our shareholders approved an amendment to our Certificate of Incorporation to increase the number of shares of authorized preferred stock from 1.0 million shares to 3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

   A further decline in economic conditions, continued instability in financial markets or further acts of terrorism in the United States may cause disruption in our business and operations including reductions in demand for our loan products and our subordinated debt securities, increases in delinquencies and credit losses in our managed loan portfolio, changes in historical prepayment patterns and declines in real estate collateral values. To the extent the United States experiences an economic downturn, unusual economic patterns and unprecedented behaviors in financial markets, these developments may affect our ability to originate loans at profitable interest rates, to price future loan securitizations profitably and to hedge our loan portfolio effectively against market interest rate changes which could cause reduced profitability. Should these disruptions and unusual activities occur, our profitability and cash flow could be reduced and our ability to make principal and interest payments on our subordinated debt could be impaired. Additionally, under the Soldiers' and Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service and may be entitled to other forms of relief from mortgage obligations. To date, compliance with the Act has not had a material effect on our business.

Related Party Transactions

   We have a loan receivable from our Chairman and Chief Executive Officer, Anthony J. Santilli, for $0.6 million, which was an advance for the exercise of stock options to purchase 247,513 shares of our common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 247,513 shares of our common stock, and is shown as a reduction of stockholders' equity in our financial statements.

   On April 2, 2001, we awarded 2,500 shares (3,025 shares after the effect of stock dividends) of our common stock to Richard Kaufman, our former director, as a result of services rendered in connection with our stock repurchases.

   In February 2003, we awarded 2,000 shares of our common stock to each of Warren E. Palitz and Jeffrey S. Steinberg as newly appointed members of our Board of Directors.

   We employ members of the immediate family of two of our directors and executive officers (one of whom is a director) in various executive and other positions. We believe that the salaries we pay these individuals are competitive with salaries paid to other employees in similar positions in our organization and in our industry.

   In fiscal 2003, Lanard & Axilbund, Inc., a real estate brokerage and management firm in which our Director, Mr. Sussman, was a partner and is now Chairman Emeritus, acted as our agent in connection with the lease of our new corporate office space. As a result of this transaction, Lanard & Axilbund, Inc. has received a commission from the landlord of the new corporate office space which we believe to be consistent

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
with market and industry standards. Additionally, as part of our agreement with Lanard & Axilbund, Inc., they have reimbursed us for some of our costs related to finding new office space including some of our expenses related to legal services, feasibility studies and space design.

   Additionally, we have business relationships with other related parties, including family members of two of our directors and executive officers, through which we have, from time to time, purchased appraisal services, office equipment and real estate advisory services. None of our related party transactions, individually or collectively, are material to our results of operations.

Reconciliation of Non-GAAP Financial Measures

   This document contains non-GAAP financial measures. For purposes of the SEC's Regulation G, a non-GAAP financial measure is a numerical measure of a registrant's historical or future financial performance, financial position or cash flow that excludes amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable measure calculated and presented in accordance with GAAP in our statement of income, balance sheet or statement of cash flows (or equivalent statement); or includes amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measure so calculated and presented. In this regard, GAAP refers to accounting principles generally accepted in the United States of America. Pursuant to the requirements of Regulation G, following is a reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure.

   We present managed portfolio and managed real estate owned, referred to as REO, information. Management believes these measures enhance the users' overall understanding of our current financial performance and prospects for the future because the volume and credit characteristics of off-balance sheet securitized loan and lease receivables have a significant effect on our financial performance as a result of our retained interests in the securitized loans. Retained interests include interest-only strips and servicing rights. In addition, because the servicing and collection of our off-balance sheet securitized loan and lease receivables are performed in the same manner and according to the same standards as the servicing and collection of our on-balance sheet loan and lease receivables, certain of our resources, such as personnel and technology, are allocated based on their pro rata relationship to the total managed portfolio and total managed REO. The following tables reconcile the managed portfolio measures presented in "- Managed Portfolio Quality" and "Selected Consolidated Financial Data" (dollars in thousands):

     September 30, 2003:                                                                                       Delinquencies
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amount       %
                                                                                                             -----------------
     On-balance sheet loan and lease receivables...........................................    $  164,108    $ 11,825    7.21%
     Securitized loan and lease receivables................................................     2,807,692     256,624    9.14%
                                                                                               ----------    --------
     Total Managed Portfolio...............................................................    $2,971,800    $268,449    9.03%
                                                                                               ==========    ========
     On-balance sheet REO..................................................................    $    4,566
     Securitized REO.......................................................................        21,486
                                                                                               ----------
     Total Managed REO.....................................................................    $   26,052
                                                                                               ==========
     June 30, 2003:                                                                                            Delinquencies
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amount       %
                                                                                                             -----------------
     On-balance sheet loan and lease receivables...........................................    $  265,764    $  5,412    2.04%
     Securitized loan and lease receivables................................................     3,385,310     223,658    6.61%
                                                                                               ----------    --------
     Total Managed Portfolio...............................................................    $3,651,074    $229,070    6.27%
                                                                                               ==========    ========
     On-balance sheet REO..................................................................    $    4,776
     Securitized REO.......................................................................        23,224
                                                                                               ----------
     Total Managed REO.....................................................................    $   28,000
                                                                                               ==========
     June 30, 2002:                                                                                            Delinquencies
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amount       %
                                                                                                             -----------------
     On-balance sheet loan and lease receivables...........................................    $   56,625    $  5,918   10.45%
     Securitized loan and lease receivables................................................     3,009,564     164,855    5.48%
                                                                                               ----------    --------
     Total Managed Portfolio...............................................................    $3,066,189    $170,773    5.57%
                                                                                               ==========    ========
     On-balance sheet REO..................................................................    $    3,784
     Securitized REO.......................................................................        30,261
                                                                                               ----------
     Total Managed REO.....................................................................    $   34,045
                                                                                               ==========
     June 30, 2001:                                                                                            Delinquencies
     -------------------------------------------------------------------------------------------------------------------------
                                                                                                              Amount       %
                                                                                                             -----------------
     On-balance sheet loan and lease receivables...........................................    $   87,899    $  3,382    3.85%
     Securitized loan and lease receivables................................................     2,501,496     103,631    4.14%
                                                                                               ----------    --------
     Total Managed Portfolio...............................................................    $2,589,395    $107,013    4.13%
                                                                                               ==========    ========
     On-balance sheet REO..................................................................    $    2,323
     Securitized REO.......................................................................        26,109
                                                                                               ----------
     Total Managed REO.....................................................................    $   28,432
                                                                                               ==========

                                      165

Office Facilities

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. Our corporate headquarters was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. The lease for the Bala Cynwyd facility has expired. The current lease term for the Philadelphia facility expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants have provided us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is $8.0 million and declines over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase Bank under our $8.0 million facility with JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. We perform loan servicing and collection activities at this office, but expect to relocate these activities to our Philadelphia office.

   In May 2003, we moved our small processing center to a different location in Roseland, New Jersey. We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to our operations.

Recent Accounting Pronouncements

   The following description should be read in conjunction with the significant accounting policies, which have been adopted and are set forth in Note 1 of the June 30, 2003 Consolidated Financial Statements.

   In November 2002, the Financial Accounting Standards Board, referred to as FASB in this document, issued Financial Interpretation No. (FIN) 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," referred to as FIN 45 in this document. FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity, non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

   Based on the requirements of this guidance for the year ended June 30, 2003, we have recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that we, as servicer of the securitized loans, are obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduces the gain on sale recorded for the securitization. We would expect to record a similar liability for any subsequent securitization for which we retain servicing as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans we securitize, the expected performance of those loans and the interest rate of the loans. We have not completed a new securitization since 2003-1.

   In December 2002, the FASB issued SFAS No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure," referred to as SFAS No. 148 in this document. SFAS No. 148 amends SFAS No.

123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been used to be included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed, among other things. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. We plan to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on our financial condition or results of operations. We have adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Notes 1 and 12 of the Consolidated Financial Statements for further detail of the adoption of this rule.

   In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. We cannot predict whether the guidance will change our current accounting for stock-based compensation, or what effect, if any, changes may have on our current financial condition or results of operations.

   In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities," referred to as FIN 46 in this document. FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. Special Purpose Entity (SPE) is one type of entity, which under certain circumstances may qualify as a variable interest entity. Although we use unconsolidated SPEs extensively in our loan securitization activities, the guidance will not affect our current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on our financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. We cannot predict whether the guidance will change or what effect, if any, changes may have on our current consolidation policies for SPEs. In October, 2003 the FASB announced that it was deferring implementation of FIN 46 for all variable interest entities that were created before February 1, 2003 until December 31, 2003. The requirements of Interpretation of FIN 46 applying immediately to variable interest entities created after January 31, 2003.

   In April 2003, the FASB issued SFAS No. 149 "Amendment of Statement 133 on Derivative Instruments and Hedging Activities," referred to as SFAS No. 149 in this document. SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect our current accounting for derivative instruments or hedging activities, therefore, it will have no effect on our financial condition or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity," referred to as SFAS No. 150 in this document. SFAS No. 150 requires an issuer to classify certain financial instruments having characteristics of both liabilities and equity, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. We do not have any instruments with such characteristics and do not expect SFAS No. 150 to have a material impact on our financial condition or results of operations.

                                    BUSINESS

General

   We are a diversified financial services organization operating predominantly in the eastern and central portions of the United States. Through our principal direct and indirect subsidiaries, American Business Credit, Inc., HomeAmerican Credit, Inc. (doing business as Upland Mortgage) and American Business Mortgage Services, Inc., we originate, sell and service home equity loans and, subject to market conditions in the secondary loan market, business purpose loans. We also process and purchase home equity loans through our Bank Alliance Services program. See "-- Lending Activities."

   Our business strategy involves the sale of substantially all of the loans we originate on a quarterly basis through a combination of whole loan sales and securitizations. See "-- Securitizations" and "-- Whole Loan Sales."

Business Strategy

   Our adjusted business strategy focuses on a shift from gain-on-sale accounting and the use of securitization transactions as our primary method of selling loans to a more diversified strategy which utilizes a combination of whole loan sales and securitizations, while protecting revenues, controlling costs and improving liquidity. In addition, over the next three to six months, we intend to replace the loan origination employees we recently lost and create an expanded broker initiative in order to increase loan originations. Our broker initiative involves significantly increasing the use of loan brokers to increase loan volume and retaining additional resources in the form of executive employees to manage the broker program. Our business strategy includes the following:

     o Selling substantially all of the loans we originate on a quarterly basis through a combination of securitizations and whole loan sales. Whole loan sales may be completed on a more frequent basis.

     o Shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. Quarterly loan securitization levels will be reduced significantly from previous levels. Securitizations for the foreseeable future are expected to be executed as private placements to institutional investors or publicly underwritten securitizations, subject to market conditions. Historically, the market for whole loan sales has provided reliable liquidity for numerous originators as an alternative to securitization. Whole loan sales provide immediate cash premiums to us, while securitizations generate cash over time but generally result in higher gains at the time of sale. We intend to rely less on gain-on-sale accounting and loan servicing activities for our revenue and earnings and will rely more on cash premiums earned on whole loan sales. This strategy is expected to result in relatively lower earnings levels at current loan origination volumes, but will increase cash flow, accelerate the timeframe for becoming cash flow positive and improve our liquidity position. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources" for more detail on cash flow.

     o Broadening our mortgage loan product line and increasing loan originations. We currently originate primarily fixed-rate loans. Under the business strategy, we plan to originate adjustable-rate and alt-A mortgage loans as well as a wide array of fixed-rate mortgage loans in order to appeal to a broader base of prospective customers and increase loan originations.

     o Offering competitive interest rates charged to borrowers on new products. By offering competitive interest rates charged on new products, we expect to originate loans with higher credit quality. In addition, by reducing interest rates we expect to appeal to a wider customer base and substantially reduce our marketing costs, make more efficient use of marketing leads and increase loan origination volume.

     o Reducing origination of the types of loans that are not well received in the whole loan sale and securitization markets. We intend to reduce the level of business purpose loans that we will originate, but we will continue to originate business purpose loans to meet demand in the whole loan sale and securitization markets. During the first quarter of fiscal 2004, we did not originate any business purpose loans.

     o Reducing the cost of loan originations. We have implemented plans to:

          o    eliminate our high cost origination branches;

          o reduce the cost to originate in Upland Mortgage by among other things: a) broadening the product line and offering competitive interest rates in order to increase origination volume,
               b) reducing marketing costs, and c) developing broker relationships;

          o reduce the cost to originate in American Business Mortgage Services, Inc. by increasing volume through a broadening of the mortgage loan product line and consolidating some of its operating functions to our centralized operating office in Philadelphia; and

          o reduce the cost to originate in the Bank Alliance Services program by broadening our product line and increasing the amount of fees we charge participating financial institutions.

     o Reducing the amount of outstanding subordinated debt. The increase in cash flow expected under our business strategy is expected to accelerate a reduction in our reliance on issuing subordinated debt to meet our liquidity needs and allow us to begin to pay down existing subordinated debt.

     o Reducing operating costs. Since June 30, 2003, we reduced our workforce by approximately 225 employees. With our shift in focus to whole loan sales with servicing released and offering a broader mortgage product line that we expect will appeal to a wider array of customers, we currently require a smaller employee base with fewer sales, servicing and support positions. These workforce reductions represent more than a 20% decrease in staffing levels. In addition, we experienced the loss of approximately 168 additional employees, a 15% reduction, who have resigned since June 30, 2003.

   Our business strategy is expected to leverage our demonstrated strengths which include:

     o a strong credit culture which consistently originates quality performing loans;

     o long-term broker relationships at American Business Mortgage Services, Inc.;

     o    Upland Mortgage brand identity;

     o relationships with participating financial institutions in the Bank Alliance Services program; and

     o institutional investors' interest in the bonds issued in our securitizations.

   Our business strategy is dependent on our ability to emphasize lending related activities that provide us with the most economic value. The implementation of this strategy will depend in large part on a variety of factors outside of our control, including, but not limited to, our ability to obtain adequate financing on favorable terms and to profitably securitize or sell our loans on a regular basis. Our failure with respect to any of these factors could impair our ability to successfully implement our strategy, which could adversely affect our results of operations and financial condition. See "Risk Factors -- If we are unable to successfully implement our adjusted business strategy which focuses on whole loan sales, we may be unable to attain profitable operations which could impair our ability to repay our senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

Subsidiaries

   As a holding company, our activities have been limited to:

     o    holding the shares of our subsidiaries; and

     o raising capital for use in the subsidiaries' lending and loan servicing operations.

   We are the parent holding company of American Business Credit, Inc. and its primary subsidiaries, HomeAmerican Credit, Inc. (doing business as Upland Mortgage), American Business Mortgage Services, Inc., and Tiger Relocation Company.

   American Business Credit, Inc., a Pennsylvania corporation incorporated in 1988 and acquired by us in 1993, originates, sells and services business purpose loans and services home equity loans.

   HomeAmerican Credit, Inc. a Pennsylvania corporation incorporated in 1991, originates, purchases, sells and services home equity loans. HomeAmerican Credit, Inc. acquired Upland Mortgage Corp. in 1996 and since that time has conducted business as "Upland Mortgage." HomeAmerican Credit, Inc. also administers the Bank Alliance Services program. See "-- Lending Activities -- Home Equity Loans."

   American Business Mortgage Services, Inc., a New Jersey corporation organized in 1938 and acquired by us in October 1997, originates, purchases, sells and services home equity loans.

   Tiger Relocation Company, a Pennsylvania corporation, was incorporated in 1992 to hold, maintain and sell real estate properties acquired due to the default of a borrower under the terms of our loan documents.

   We also have numerous special purpose subsidiaries that were incorporated solely to facilitate our securitizations and off-balance sheet mortgage conduit facilities. None of these corporations engage in any business activity other than holding the subordinated certificate, if any, and the interest-only strips created in connection with completed securitizations. See "-- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We also utilize special purpose entities in connection with our financing activities, including credit facilities. We also have several additional subsidiaries that are inactive or not significant to our operations.

   The following chart sets forth our basic organizational structure and our primary subsidiaries.(a)





                                [graphic omitted]






---------------
(a) In addition to the corporations pictured in this chart, we organized at least one special purpose corporation for each securitization and have several other subsidiaries that are inactive or not significant to our operations.

Lending Activities

   General. The following table sets forth information concerning our loan origination, purchase and sale activities for the periods indicated.

                                                                        Three Months Ended
                                                                          September 30,                Year Ended June 30,
                                                                       -------------------    -------------------------------------
                                                                         2003       2002         2003          2002         2001
                                                                       --------   --------    ----------    ----------   ----------
                                                                                          (dollars in thousands)
Loans Originated/Purchased
   Business purpose loans..........................................    $     --   $ 28,863    $  122,790    $  133,352   $  120,537
   Home equity loans...............................................    $124,052   $341,852    $1,543,730    $1,246,505   $1,096,440
Number of Loans Originated/Purchased
   Business purpose loans..........................................          --        331         1,340         1,372        1,318
   Home equity loans...............................................       1,429      4,029        17,003        14,015       13,443
Average Loan Size
   Business purpose loans..........................................    $     --   $     87    $       92    $       97   $       91
   Home equity loans...............................................    $     87   $     85    $       91    $       89   $       82
Weighted-Average Interest Rate on Loans
 Originated/Purchased
   Business purpose loans..........................................          --      15.80%        15.76%        15.75%       15.99%
   Home equity loans...............................................        8.62%     10.79%         9.99%        10.91%       11.46%
   Combined........................................................        8.62%     11.18%        10.42%        11.38%       11.91%
Weighted-Average Term (in months)
   Business purpose loans..........................................         160        157           160           161          163
   Home equity loans...............................................         272        267           272           260          259
Loans Securitized or Sold
   Business purpose loans..........................................    $  6,568   $ 29,998    $  112,025    $  129,074   $  109,892
   Home equity loans...............................................    $269,863   $337,947    $1,339,752    $1,279,740   $1,068,507
Number of Loans Securitized or Sold
   Business purpose loans..........................................          82        325         1,195         1,331        1,208
   Home equity loans...............................................       2,879      3,974        14,952        14,379       13,031


   The following table sets forth information regarding the average loan-to-value ratios for loans we originated and purchased during the periods indicated.


                                                                                                  September
                                                                                                     30,        Year Ended June 30,
                                                                                                 -----------    -------------------
                                          Loan Type                                              2003   2002    2003    2002   2001
---------------------------------------------------------------------------------------------    ----   ----    ----    ----   ----
Business purpose loans.......................................................................      --   63.7%   62.2%   62.6%  62.2%
Home equity loans............................................................................    78.2   77.6%   78.2    77.8   78.4

   The following table shows the geographic distribution of our loan originations and purchases during the periods indicated.

                                                                                        Year Ended June 30,
                                               September 30,      -----------------------------------------------------------------
                                                   2003                  2003                   2002                   2001
                                             -----------------    -------------------    -------------------    -------------------
                                             Amount       %        Amount        %        Amount         %        Amount        %
                                            --------    ------   ----------    ------   ----------    ------    ----------   ------
                                                                             (dollars in thousands)
New Jersey ..............................   $ 23,034     18.57%  $  212,035     12.72%  $  159,117     11.53%   $  161,087    13.24%
Pennsylvania ............................     13,307     10.73      118,915      7.14      103,865      7.53       102,789     8.44
New York ................................     12,720     10.25      376,425     22.59      341,205     24.73       337,218    27.71
Ohio ....................................      8,739      7.04       70,957      4.26       65,884      4.77        66,877     5.50
Massachusetts ...........................      8,509      6.86      134,342      8.06      101,383      7.35        75,958     6.24
Michigan ................................      6,832      5.51       92,009      5.52       89,224      6.47        40,477     3.33
Illinois ................................      5,984      4.82       90,111      5.41       73,152      5.30        51,904     4.26
Texas ...................................      5,538      4.46        9,746      0.58          304      0.02            74     0.01
Florida .................................      5,100      4.11      135,164      8.11       97,686      7.08        89,169     7.33
Georgia .................................      3,900      3.14       21,022      1.26       49,956      3.62        42,857     3.52
Maryland ................................      3,808      3.07       36,542      2.19       25,307      1.83        26,632     2.19
Virginia ................................      3,384      2.73       46,508      2.79       33,169      2.40        33,739     2.77
Indiana .................................      3,350      2.70       33,671      2.02       27,833      2.02        21,489     1.76
North Carolina ..........................      3,149      2.54       47,806      2.87       38,060      2.76        34,065     2.80
Kentucky ................................      2,650      2.14       16,835      1.01       12,279      0.89        13,823     1.14
Other(a) ................................     14,048     11.33      224,432     13.47      161,433     11.70       118,819     9.76
                                            --------    ------   ----------    ------   ----------    ------    ----------   ------
 Total ..................................   $124,052    100.00%  $1,666,520    100.00%  $1,379,857    100.00%   $1,216,977   100.00%
                                            ========    ======   ==========    ======   ==========    ======    ==========   ======

---------------
(a) No individual state included in "Other" constitutes more than 2% of total loan originations for fiscal 2003.

   Customers. Our loan customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. These institutions have historically provided loans only to individuals with the most favorable credit characteristics. These borrowers generally have impaired or unsubstantiated credit histories and/or unverifiable income. Our experience has indicated that these borrowers are attracted to our loan products as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan requests. Historically, our customers have been willing to pay our origination fees and interest rates even though they are generally higher than those charged by traditional lending sources. See "-- Business Strategy."

   Home Equity Loans. We originate home equity loans through Upland Mortgage and American Business Mortgage Services, Inc. We also process and purchase loans through the Bank Alliance Services program. We originate home equity loans primarily to credit-impaired borrowers through various channels of retail marketing which include direct mail and our subsidiaries' interactive web sites, and have included radio and television advertisements. We entered the home equity loan market in 1991. Currently, we are licensed or otherwise qualified to originate home equity loans in 44 states and originate home equity loans predominantly in the eastern and central portions of the United States. We generally securitize or sell on a whole loan basis with servicing released, the home equity loans originated and funded by our subsidiaries.

   The business strategy that we are emphasizing beginning in fiscal 2004 will impact our origination of home equity loans. Our business strategy includes broadening our mortgage loan product line to include adjustable-rate and alt-A mortgage loans and competitive interest rates in order to appeal to a broader prospective customer base and increase the amount of loan originations, and reducing our cost to originate loans by expanding our broker network and reducing marketing costs. Our business strategy also focuses on shifting from a predominantly publicly underwritten securitization strategy and gain-on-sale business model to a strategy focused on a combination of whole loan sales and smaller securitization transactions. For a discussion of our business strategy and its potential impact on our home equity loan business, See "-- Business Strategy."

   Home equity loan applications are obtained from potential borrowers over the phone, in writing, in person or through our Internet web site. The loan request is then evaluated for possible loan approval. The loan processing staff generally provides its home equity applicants who qualify for loans with a conditional loan approval within 24 hours and closes its home equity loans within approximately fifteen to twenty days of obtaining a conditional loan approval.

   Home equity loans generally ranged from $7,700 to $455,000 and had an average loan size of approximately $87,000 for the loans originated during the three months ended September 30, 2003 and $91,000 during fiscal 2003. We originated $124.1 million of home equity loans during the three months ended September 30, 2003 and $1.5 billion during the fiscal year ended June 30, 2003. Home equity loans are generally made at fixed rates of interest and for terms ranging from five to thirty years, generally, with average origination fees of approximately 1.5% of the aggregate loan amount. The weighted-average interest rate received on home equity loans during the three months ended September 30, 2003 was 8.62% and during fiscal 2003 was 9.99%. The average loan-to-value ratio for the loans originated by us during the three months ended September 30, 2003 and fiscal 2003 was 78.2%. We attempt to maintain our interest and other charges on home equity loans to be competitive with the lending rates of other non-conforming mortgage finance companies. Interest on home equity loans originated subsequent to January 2001 is generally computed based on the scheduled interest method. Prior to January 2001, most of the home equity loans we originated computed interest on the simple interest method. To the extent permitted by law, borrowers are given an option to choose between a loan without a prepayment fee at a higher interest rate, or a loan with a prepayment fee at a lower interest rate. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a home equity loan with us.

   We have exclusive business arrangements with several financial institutions which provide for our purchase of home equity loans that meet our underwriting criteria, but do not meet the guidelines of the selling institution for loans to be held in its portfolio. This program is called the Bank Alliance Services program. The Bank Alliance Services program is designed to provide an additional source of home equity loans. This program targets traditional financial institutions, such as banks, which because of their strict underwriting and credit guidelines for loans held in their portfolio have generally provided mortgage financing only to the most credit-worthy borrowers. This program allows these financial institutions to originate loans to credit-impaired borrowers in order to achieve community reinvestment goals and to generate fee income and subsequently sell such loans to one of our subsidiaries.

   Under the Bank Alliance Services program, we enter into business arrangements with financial institutions which provide for the purchase by our lending subsidiaries of home equity loans which do not meet the underwriting criteria of the financial institutions for home equity loans to be held in the financial institutions' portfolios. Pursuant to the program, a financial institution adopts our underwriting criteria for home equity loans not intended to be held in its portfolio. If an applicant meets our underwriting criteria, as adopted by the program, we process the application materials and underwrite the loan for final approval by the financial institution. If the financial institution approves the loan, we close the loan for the financial institution in its name with funding provided by the financial institution. We purchase the loan from the financial institution shortly after the closing. Following our purchase of the loans through this program, we hold these loans as available for sale until they are sold in connection with a future securitization or whole loan sale.

   During the three months ended September 30, 2003 we received referrals from approximately 9 financial institutions participating in this program. These financial institutions provide us with the opportunity to process and purchase loans generated by the branch networks of such institutions, which consist of over 1,800 branches located in various states throughout the country. Pursuant to this program, our subsidiaries purchased approximately $42.7 million of loans during the three months ended September 30, 2003 and $201.9 million of loans during the fiscal year ended June 30, 2003. In the three months ended September 30, 2003, our top three financial institutions under the Bank Alliance Services program accounted for

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approximately 96.6% of our loan volume from this program. We intend to continue to expand the Bank Alliance Services program with financial institutions across the United States. See "-- Business Strategy."

   During fiscal 1999, we launched an Internet loan distribution channel through Upland Mortgage's web site. Through this interactive web site, borrowers can examine available loan options and calculate monthly principal and interest payments. The Upland Mortgage Internet platform provides borrowers with convenient access to the mortgage loan information 7 days a week, 24 hours a day. Throughout the loan processing period, borrowers who submit applications are supported by our staff of highly trained loan officers. Currently, in addition to the ability to utilize an automated rapid pre-approval process, which we believe reduces time and manual effort required for loan approval, the site features our proprietary software, Easy Loan Advisor, which provides personalized services and solutions to retail customers through interactive web dialog. We have applied to the U.S. Patent and Trademark Office to patent this product.

   Business Purpose Loans. Through our subsidiary, American Business Credit, Inc. and subject to market conditions in the secondary loan market, we originate business purpose loans predominantly in the eastern and central portions of the United States through a network of salespeople, loan brokers and through our business loan web site. We focus our marketing efforts on small businesses that do not meet all of the credit criteria of commercial banks and small businesses that our research indicates may be predisposed to using our products and services.

   We originate business purpose loans to corporations, partnerships, sole proprietors and other business entities for various business purposes including, but not limited to, working capital, business expansion, equipment acquisition, tax payments and debt-consolidation. We do not target any particular industries or trade groups and, in fact, take precautions against a concentration of loans in any one industry group. All business purpose loans generally are collateralized by a first or second mortgage lien on a principal residence of the borrower or a guarantor of the borrower or some other parcel of real property, such as office and apartment buildings and mixed use buildings, owned by the borrower, a principal of the borrower, or a guarantor of the borrower. In most cases, these loans are further collateralized by personal guarantees, pledges of securities, assignments of contract rights, life insurance and lease payments and liens on business equipment and other business assets. Prior to the fourth quarter of fiscal 2003, we generally securitized business purpose loans subsequent to their origination. Under our business strategy, we intend to reduce the level of business purpose loans that we will originate and are currently not originating these loans, however, we will continue to originate business purpose loans to meet demand in the whole loan sale and securitization markets. See "-- Business Strategy."

   We did not originate any business purpose loans during the three months ended September 30, 2003. When we originated business purpose loans, these loans generally ranged from $14,000 to $685,000 and had an average loan size of approximately $92,000 for the loans originated during the fiscal year ended June 30, 2003. Generally, our business purpose loans are made at fixed interest rates and for terms ranging from five to fifteen years. We generally charge origination fees for these loans of 4.75% to 5.75% of the outstanding principal balance. The weighted-average interest rate charged on the business purpose loans originated by us was 15.76% for the fiscal year ended June 30, 2003. Business purpose loans we originated during fiscal 2003 had a loan-to-value ratio, based solely upon the real estate collateral securing the loans, of 62.2%. We originated no business purpose loans during the three months ended September 30, 2003 and $122.8 million of business purpose loans during fiscal 2003.

   Generally, we compute interest due on our outstanding business purpose loans using the simple interest method. We generally impose a prepayment fee. Although prepayment fees imposed vary based upon applicable state law, the prepayment fees on our business purpose loan documents can be a significant portion of the outstanding loan balance. Whether a prepayment fee is imposed and the amount of such fee, if any, is negotiated between the individual borrower and American Business Credit, Inc. prior to closing of the loan. We may waive the collection of a prepayment fee, if any, in the event the borrower refinances a business loan with us.

   Prepayment Fees. At origination, approximately 80% to 85% of our home equity loans had prepayment fees and approximately 90% to 95% of our business purpose loans had prepayment fees. Home equity loans comprise approximately 93% of all loans we originate and the remaining 7% are business

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purpose loans. On home equity loans where the borrower has elected the prepayment fee option, the prepayment fee is generally a certain percentage of the outstanding principal balance of the loan. Our typical prepayment fee structure provides for a fee of 5% or less of the outstanding principal loan balance and will not extend beyond the first three years after a loan's origination. Prepayment fees on our existing home equity loans range from 1% to 5% of the outstanding principal balance and remain in effect for one to five years. The prepayment fee on business purpose loans is generally 8% to 12% of the outstanding principal balance, provided that no prepayment option is available until after the 24th scheduled payment is made and no prepayment fee is due after the 60th scheduled payment is made. From time to time, a different prepayment fee arrangement may be negotiated or we may waive prepayment fees for borrowers who refinance their loans with us. At September 30, 2003, approximately 60% to 65% of securitized home equity loans in our managed portfolio had prepayment fees and approximately 50% to 55% of securitized business purpose loans in our managed portfolio had prepayment fees.

   State law sometimes restricts our ability to charge a prepayment fee for both home equity and business purpose loans. We have used the Parity Act to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70% from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is on appeal to the New Jersey Supreme Court which could overrule the decision, we are currently evaluating its impact on our future lending activities and results of operations.

   In states which have overridden the Parity Act and in the case of some fully amortizing home equity loans, state laws may restrict prepayment fees either by the amount of the prepayment fee or the time period during which it can be imposed. Federal law restrictions in connection with certain high interest rate and fee loans may also preclude the imposition of prepayment fees on these loans. Similarly, in the case of business purpose loans, some states prohibit or limit prepayment fees when the loan is below a specific dollar threshold or is secured by residential property.

Marketing Strategy

   Historically, we concentrated our marketing efforts for home equity loans primarily on credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. Although we still intend to lend to credit-impaired borrowers under our business strategy, we intend to broaden our mortgage loan product line to include adjustable-rate and alt-A mortgage loans and to offer competitive interest rates in order to appeal to a wider range of customers. See "-- Business Strategy" and "Risk Factors -- Lending to credit-impaired borrowers may result in higher delinquencies in our managed portfolio, which could hinder our ability to operate profitably and impair our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   We market home equity loans through direct mail campaigns and our interactive web sites, and have in the past used telemarketing, radio and television advertising. We believe that our targeted direct mail strategy delivers more leads at a lower cost than broadcast marketing channels. Our integrated approach to media advertising that utilizes a combination of direct mail and Internet advertising is intended to maximize the effect of our advertising campaigns. We expect the implementation of our business strategy to improve our response and conversion rates, which will reduce our overall marketing costs. We also use a network of loan brokers along with the Bank Alliance Services program as additional sources of loans. We intend to expand

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our network of loan brokers as part of our focus on whole loan sales in order to increase the amount of loans originated and reduce origination costs.

   Our marketing efforts for home equity loans are focused on the eastern and central portions of the United States with plans to expand to the western portion of the United States. We previously utilized branch offices in various states to market our loans. Effective June 30, 2003, we no longer originate loans through retail branch offices. Loan processing and underwriting procedures are performed at our centralized operating office located in Philadelphia, Pennsylvania and a small processing center in Roseland, New Jersey. Our centralized operating office relocated from Bala Cynwyd, Pennsylvania on July 7, 2003.

   Our marketing efforts for business purpose loans focus on our niche market of selected small businesses located in our market area, which generally includes the eastern and central portions of the United States. We target businesses, which might qualify for loans from traditional lending sources, but would elect to use our products and services. Our experience has indicated that these borrowers are attracted to us as a result of our marketing efforts, the personalized service provided by our staff of highly trained lending officers and our timely response to loan applications. Historically, such customers have been willing to pay our origination fees and interest rates, which are generally higher than those charged by traditional lending sources.

   We market business purpose loans through various forms of advertising, including large direct mail campaigns, our business loan web site and a direct sales force and loan brokers, and have in the past used newspaper and radio advertising. Our commissioned sales staff, which consists of full-time salespersons, is responsible for converting advertising leads into loan applications. We use a proprietary training program involving extensive and on-going training of our lending officers. Our sales staff uses significant person-to-person contact to convert advertising leads into loan applications and maintains contact with the borrower throughout the application process. Although we did not originate any business purpose loans during the quarter ended September 30, 2003 and we intend to reduce the level of business purpose loans that we will originate under our business strategy, we will continue to originate business purpose loans subject to market conditions in the whole loan sale and securitization markets. See "-- Business Strategy" and "-- Lending Activities -- Business Purpose Loans."

Underwriting Procedures and Practices

   Summarized below are some of the policies and practices which are followed in connection with the origination of business purpose loans and home equity loans. These policies and practices may be altered, amended and supplemented, from time to time, as conditions warrant. We reserve the right to make changes in our day-to-day practices and policies at any time.

   Our loan underwriting standards are applied to evaluate prospective borrowers' credit standing and repayment ability as well as the value and adequacy of the mortgaged property as collateral. Initially, the prospective borrower is required to provide pertinent credit information in order to complete a detailed loan application. As part of the description of the prospective borrower's financial condition, the borrower is required to provide information concerning assets, liabilities, income, credit, employment history and other demographic and personal information. If the application demonstrates the prospective borrower's ability to repay the debt as well as sufficient income and equity, loan processing personnel generally obtain and review an independent credit bureau report on the credit history of the borrower and verification of the borrower's income. Once all applicable employment, credit and property information is obtained, a determination is made as to whether sufficient unencumbered equity in the property exists and whether the prospective borrower has sufficient monthly income available to meet the prospective borrower's monthly obligations.

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   The following table outlines the key parameters of the major credit grades of our current home equity loan underwriting guidelines. Home equity loans represent approximately 90% of the loans we originate.

                                     "A" Credit Grade                   "B" Credit Grade                   "C" Credit Grade
                              -------------------------------    -------------------------------    -------------------------------
General Repayment             Has good credit but might          Pays the majority of accounts      Marginal credit history which
                              have some minor delinquency.       on time but has some 30            offset by other positive
                                                                 and/or is 60 day delinquency.      attributes.
Existing Mortgage Loans       Current at application time        Current at application time        Cannot exceed four 30 day
                              and a maximum of two 30 day        and a maximum of four 30 day       delinquencies and/or two 60 day
                              delinquencies in the past          delinquencies in the past          delinquencies in the past
                              12 months.                         12 months.                         12 months.

Non-Mortgage Credit           Major credit and installment       Major credit and installment       Major credit and installment
                              debt should be current but         debt can exhibit some minor 30     debt can exhibit some minor 30
                              may exhibit some minor 30 day      and/or 60 day delinquency.         and/or 90 day delinquency.
                              delinquency. Minor credit          Minor credit may exhibit up to     Minor credit may exhibit more
                              may exhibit some minor             90 day delinquency.                serious delinquency.
                              delinquency.

Bankruptcy Filings            Discharged more than 2 years       Discharged more than 2 years       Discharged more than 1 year
                              with reestablished credit.         with reestablished credit.         with reestablished credit.

Debt Service-to-Income        Generally not to exceed 50%.       Generally not to exceed 50%.       Generally not to exceed 55%.
Owner Occupied:               Generally 80% to 90% for a         Generally 80% to 85% for a 1-4     Generally 70% to 80% for a 1-4
Loan-to-value ratio           1-4 family dwelling                family dwelling residence; 80%     family dwelling residence; 70%
                              residence; 80% for a               for a condominium.                 for a condominium.
                              condominium.

Non-Owner Occupied:           Generally 80% for a 1-4            Generally 70% for a 1-4 family     Generally 60% for a 1-4 family
Loan-to-value ratio           family dwelling or                 dwelling or condominium.           dwelling or condominium.
                              condominium.

                                    "D" Credit Grade(a)
                              -------------------------------
General Repayment             Designed to provide a
                              borrower with poor credit
                              history an opportunity to
                              correct past credit problems
                              through lower monthly payments.
Existing Mortgage Loans       Must be paid in full from
                              loan proceeds and no
                              more than 120 days
                              delinquent.
Non-Mortgage Credit           Major and minor credit
                              delinquency is acceptable, but
                              must demonstrate some payment
                              regularity.
Bankruptcy Filings            Discharged prior to closing or
                              payoff of bankruptcy debts
                              with proceeds.
Debt Service-to-Income        Generally not to exceed 55%.
Owner Occupied:               Generally 60% to 65% for a 1-4
Loan-to-value ratio           family dwelling residence.
Non-Owner Occupied:           N/A
Loan-to-value ratio

(a) Purchasers in the whole loan sale market generally do not accept "D" credit grade loans. As a result, we will also originate "C" credit grade loans, which are substantially similar to "D" credit grade loans except that the acceptable mortgage delinquency is limited to 90 days at time of loan closing.

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   In addition to the home equity loans we originate under the standard home equity loan underwriting guidelines outlined in the preceding table, we also originate a limited number of second mortgages that have loan-to-value ratios ranging from 90% to 100%. We consider these loans to be high loan-to-value home equity loans and we underwrite these loans with a more restrictive approach to evaluating the borrowers' qualifications and we require a stronger credit history than our standard guidelines. The borrowers' existing mortgage and installment debt payments must generally be paid as agreed, with no more than one 30-day delinquency on a mortgage within the last 12 months. No bankruptcy or foreclosure is permitted in the last 36 months.

   Pursuant to our business strategy, a greater number of loans that we originate will be offered to the secondary market through whole loan sales. These loans will be underwritten, allocated and sold to specific third party purchasers based on agreed upon products and underwriting guidelines. The purchaser products and guidelines currently being utilized generally conform to key parameters outlined in the preceding table. See "-- Business Strategy."

   Generally, business purpose loans are secured by residential real estate and at times commercial real estate. Loan amounts generally range from $14,000 to $685,000. The loan-to-value ratio (based solely on the appraised fair market value of the real estate collateral securing the loan) on the properties collateralizing the loans generally have a maximum range of 50% to 75%. The actual maximum loan-to-value ratio varies depending on a variety of factors including, the credit grade of the borrower, whether the collateral is a one to four family residence, a condominium or a commercial property and whether the property is owner occupied or non-owner occupied. The credit grade of a business purpose loan borrower will vary depending on the payment history of their existing mortgages, major lines of credit and minor lines of credit, allowing for delinquency but generally requiring major credit to be current at closing. The underwriting of the business purpose loan includes confirmation of income or cash flow through tax returns, bank statements and other forms of proof of income and business cash flow. Generally, we make loans to businesses whose bankruptcy was discharged at least two years prior to closing, but we may make exceptions to allow for the bankruptcy to be discharged just prior to or at closing. In addition, we generally receive additional collateral in the form of, among other things, personal guarantees, pledges of securities, assignments of contract rights, assignments of life insurance and lease payments and liens on business equipment and other business assets, as available. Based solely on the value of the real estate collateral securing our business purpose loans, the average loan-to-value ratio of business purpose loans we originated during fiscal 2003 was 62.2%.

   Generally, the maximum acceptable loan-to-value ratio for home equity loans to be securitized is 100%. The average loan-to-value ratio of home equity loans we originated during the three months ended September 30, 2003 and fiscal 2003 was 78.2%. We generally obtain title insurance in connection with our loans.

   In determining whether the mortgaged property is adequate as collateral, we have an appraisal performed for each property considered for financing. The appraisal is completed by a licensed qualified appraiser on a Fannie Mae form and generally includes pictures of comparable properties and pictures of the property securing the loan.

   Any material decline in real estate values reduces the ability of borrowers to use home equity to support borrowings and increases the loan-to-value ratios of loans previously made by us, thereby weakening collateral coverage and increasing the possibility of a loss in the event of borrower default. Further, delinquencies, foreclosures and losses generally increase during economic slowdowns or recessions. As a result, we cannot assure that the market value of the real estate underlying the loans will at any time be equal to or in excess of the outstanding principal amount of those loans. Although we have expanded the geographic area in which we originate loans, a downturn in the economy generally or in a specific region of the country may have an effect on our originations. See "Risk Factors -- A decline in value of the collateral securing our loans could result in an increase in losses on foreclosure, which could hinder our ability to attain profitable operations, and limit our ability to repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

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

Loan Servicing and Administrative Procedures

   We service the loans we hold as available for sale or that we securitize, in accordance with our established servicing procedures. Our servicing procedures include practices regarding processing of mortgage payments, processing of disbursements for tax and insurance payments, maintenance of mortgage loan records, performance of collection efforts, including disposition of delinquent loans, foreclosure activities and disposition of real estate owned and performance of investor accounting and reporting processes, which in general conform to the mortgage servicing practices of prudent mortgage lending institutions. We generally receive contractual servicing fees for our servicing responsibilities for securitized loans, calculated as a percentage of the outstanding principal amount of the loans serviced. In addition, we receive other ancillary fees related to the loans serviced. Our servicing and collections activities are principally located at our operating office in Bala Cynwyd, Pennsylvania, but we expect to relocate these activities to our Philadelphia, Pennsylvania office. At September 30, 2003, the total managed portfolio consisted of 37,100 loans with an aggregate outstanding balance of $3.0 billion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Reconciliation of Non-GAAP Financial Measures" for a reconciliation of total managed portfolio to our balance sheet.

   In servicing loans, we send an invoice to borrowers on a monthly basis advising them of the required payment and its scheduled due date. We begin the collection process promptly after a borrower fails to make a scheduled monthly payment. When a loan becomes 45 to 60 days delinquent for a home equity loan or 90 days delinquent for a business purpose loan, it is transferred to a senior collector in the collections department. The senior collector tries to resolve the delinquency by reinstating a delinquent loan, seeking a payoff, or entering into a deferment or forbearance arrangement with the borrower to avoid foreclosure. All proposed arrangements are evaluated on a case-by-case basis, based on, among other things, the borrower's past credit history, current financial status, cooperativeness, future prospects and the reasons for the delinquency. If a mortgage loan becomes 45 days delinquent and we do not reach a satisfactory arrangement with the borrower, our legal department will mail a notice of default to the borrower. If the delinquency is not cured within the time period provided for in the loan documents, we generally start a foreclosure action. The collection department maintains normal collection efforts during the cure periods following a notice of default and the initiation of foreclosure action. If a borrower declares bankruptcy, our in-house attorneys and paralegals promptly act to protect our interests. We may initiate legal action earlier than 45 days following a delinquency if we determine that the circumstances warrant such action.

   We employ a staff of experienced mortgage collectors and managers working in shifts seven days a week to manage delinquent loans. In addition, a staff of in-house attorneys and paralegals works closely with the collections staff to optimize collection efforts. The primary goal of our labor-intensive collections program is to emphasize delinquency and loss prevention.

   From time to time, borrowers are confronted with events, usually involving hardship circumstances or temporary financial setbacks that adversely affect their ability to continue payments on their loan. To assist borrowers, we may agree to enter into a deferment or forbearance arrangement. Prevailing economic conditions, which affect the borrower's ability to make their regular payments, may also have an impact on the value of the real estate or other collateral securing the loans, resulting in a change to the loan-to-value ratios. We may take these conditions into account when we evaluate a borrower's request for assistance for relief from their financial hardship.

   Our policies and practices regarding deferment and forbearance arrangements, like all of our collections policies and practices, are designed to manage customer relationships, maximize collections and avoid foreclosure (or repossession of other collateral, as applicable) if reasonably possible. We review and regularly revise these policies and procedures in order to enhance their effectiveness in achieving these goals. We permit exceptions to the policies and practices from time to time based on individual borrowers' situations.

   In a deferment arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. Based on our review of the borrower's current financial circumstances, the borrower must repay the advances and other payments and fees we make on borrower's behalf either at the termination of the loan or on a monthly payment plan. Borrowers must

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provide a written explanation of their hardship, which generally requests relief from their loan payments. We review the borrower's current financial situation and based upon this review, we may create a payment plan for the borrower which allows the borrower to pay past due amounts over a period from 12 to 42 months, but not beyond the maturity date of the loan, in addition to making regular monthly loan payments. Each deferment arrangement must be approved by two of our managers. Deferment arrangements which defer two or more past due payments must also be approved by a senior vice president.

   Principal guidelines currently applicable to the deferment process are: (i) the borrower may have up to six payments deferred during the life of the loan;
(ii) no more than three payments may be deferred during a twelve-month period; and (iii) the borrower must have made a minimum of six payments on the loan and twelve months must have passed since the last deferment in order to qualify for a new deferment arrangement. Any deferment arrangement which includes an exception to our guidelines must be approved by the senior vice president of collections and an executive vice president. If the deferment arrangement is approved, a collector contacts the borrower regarding the approval and the revised payment terms.

   For borrowers who are two or more payments delinquent, we will consider using a forbearance arrangement if permitted under applicable state law. In a forbearance arrangement, we make advances to a securitization trust on behalf of the borrower in amounts equal to the delinquent loan payments, which include principal and interest. Additionally, we may pay taxes, insurance and other fees on behalf of the borrower. We assess the borrower's current financial situation and based upon this assessment, we may create a payment plan for the borrower which generally allows the borrower to pay past due amounts over a longer period than a typical deferment arrangement, but not beyond the maturity date of the loan. We typically structure a forbearance arrangement to require the borrower to make payments of principal and interest equivalent to the original loan terms plus additional monthly payments, which in the aggregate represent the amount that we advanced to the securitization trust and other fees we paid on behalf of the borrower. We currently require the borrower to provide a written explanation of their financial hardship, and we offer these arrangements to borrowers who we believe have the ability to remit post-forbearance principal and interest payments in addition to the amounts advanced or paid by us. As part of the written forbearance agreement, the borrower must execute a deed in lieu of foreclosure. If the borrower subsequently defaults before repaying the amount due under the forbearance agreement in full and becomes 60 days delinquent on principal and interest payments, we may elect to record the deed after providing proper notification to the borrower and a reasonable period of time to cure. Recording the deed in lieu of foreclosure gives us immediate legal title to the property without the need for further legal action.

   Principal guidelines currently applicable to the forbearance process are:
(i) the subject loan should be at least six months old; (ii) the loan should be a minimum of three payments delinquent; and (iii) each forbearance arrangement must be approved by a manager, the senior vice president of collections and the senior vice president of asset allocation. Forbearance arrangements which defer ten or more past due payments, involve advances or other payments of more than $25,000 or include an exception to our guidelines must also be approved by an executive vice president.

   For delinquent borrowers with business purpose loans, we may enter into written forbearance agreements pursuant to which we do not obtain a deed in lieu of foreclosure. These arrangements typically allow the borrower to pay past due amounts over a period of 12-36 months, but not beyond the maturity date of the loan, and generally require the borrower to make a payment at the time of entering into the forbearance agreement.

   We do not enter into a deferment or forbearance arrangement based solely on the fact that a loan meets the criteria for one of the arrangements. Our use of any of these arrangements depends upon one or more of the following factors: our assessment of the individual borrower's current financial situation and reasons for the delinquency, a valuation of the real estate securing the loan and our view of prevailing economic conditions. Because deferment and forbearance arrangements are account management tools which help us to manage customer relationships, maximize collection opportunities and increase the value of our account relationships, the application of these tools generally is subject to constantly shifting complexities and variations in the marketplace. We attempt to tailor the type and terms of the arrangement we use to the borrower's circumstances, and we prefer to use deferment over forbearance arrangements, if possible.


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   As a result of these arrangements, we reset the contractual status of a loan in our managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. Generally, a loan remains current after a deferment or forbearance arrangement with the borrower only if the borrower makes the principal and interest payments as required under the terms of the original note (exclusive of delinquent payments advanced or fees paid by us on the borrower's behalf as part of the deferment or forbearance arrangement), and we do not reflect it as a delinquent loan in our delinquency statistics. However, if the borrower fails to make principal and interest payments, the account will generally be declared in default and collection actions resumed. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Managed Portfolio Quality -- Deferment and Forbearance Arrangements" for information regarding the impact of these arrangements on our operations. See also "Regulation -- Equal Credit Opportunity, Fair Credit Reporting Act and Other Laws" and " Risk Factors
-- The inquiry regarding our forbearance practices by the U.S. Attorney could result in concerns regarding our loan servicing and limit our ability to sell or service our loans, sell subordinated debt, or obtain additional credit facilities, which would hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   We believe we are among a small number of non-conforming mortgage lenders that have an in-house legal staff dedicated to the collection of delinquent loans and the handling of bankruptcy cases. As a result, we believe our delinquent loans are reviewed from a legal perspective earlier in the collection process than is the case with loans made by traditional lenders so that troublesome legal issues can be noted and, if possible, resolved earlier. Our in-house legal staff also attempts to find solutions for delinquent loans, other than foreclosure.

   Real estate acquired as a result of foreclosure or by deed in lieu of foreclosure is classified as real estate owned until it is sold. When property is acquired by foreclosure or deed in lieu of foreclosure, we record it at the lower of cost or estimated fair value. After acquisition, all costs incurred in maintaining the property are accounted for as expenses.

   Most foreclosures are handled by outside counsel who are managed by our in-house legal staff to ensure that the time period for handling foreclosures meets or exceeds established industry standards. Frequent contact between in-house and outside counsel ensures that the process moves quickly and efficiently in an attempt to achieve a timely and economical resolution to contested matters.

   Our ability to foreclose on some properties may be affected by state and federal environmental laws. The costs of investigation, remediation or removal of hazardous substances may be substantial and can easily exceed the value of the property. The presence of hazardous substances, or the failure to properly eliminate the substances from the property, can hurt the owner's ability to sell or rent the property and prevent the owner from using the property as collateral for another loan. Even parties who arrange for the disposal or treatment of hazardous or toxic substances may be liable for the costs of removal and remediation, whether or not the facility is owned or operated by the party who arranged for the disposal or treatment. See "Risk Factors -- Environmental laws and regulations and other environmental considerations may restrict our ability to foreclose on loans secured by real estate or increase costs associated with those loans which could hinder our ability to operate profitably and limit the funds available to repay our senior collateralized notes, and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted." The technical nature of some laws and regulations, such as the Truth in Lending Act, can also contribute to difficulties in foreclosing on real estate and other assets, as even immaterial errors can trigger foreclosure delays or other difficulties.

   As the servicer of securitized loans, we are obligated to advance funds for scheduled interest payments that have not been received from the borrower unless we determine that our advances will not be recoverable from subsequent collections of the related loan payments. See "-- Securitizations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations." We are also required to compensate investors (without a right to reimbursement) for interest shortfall resulting from loan prepayments up to the amount of our servicing fee. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our

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ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

Securitizations

   We were unable to complete our typical quarterly securitization during the fourth quarter of fiscal 2003. Our inability to complete our typical publicly underwritten securitization during the fourth quarter of fiscal 2003 was the result of our investment bankers' decision in late June 2003 not to underwrite the contemplated June 2003 securitization transaction. Management believes that a number of factors contributed to this decision, including a highly-publicized lawsuit finding liability of an underwriter in connection with the securitization of loans for another unaffiliated subprime lender, an inquiry by the U.S. Attorney's Office in Philadelphia regarding our forbearance practices, an anonymous letter regarding us received by our investment bankers, the SEC's recent enforcement action against another unaffiliated subprime lender related to its loan restructuring practices and related disclosure, a federal regulatory agency investigation of practices by another subprime servicer and our investment bankers' prior experience with securitization transactions with non-affiliated originators.

   During the three months ended September 30, 2003, we did not complete a securitization of loans, but did sell $5.5 million of loans into an off-balance sheet mortgage conduit facility. During fiscal 2003, we securitized $112.0 million of business purpose loans and $1.3 billion of home equity loans. During fiscal 2002, we securitized $129.1 million of business purpose loans and $1.2 billion of home equity loans. During the three months ended September 30, 2003, we did not complete a securitization of loans, but did sell $5.5 million of loans into an off-balance sheet mortgage conduit facility. The securitization of loans and sale into the mortgage conduit facility generated gains on sale of loans of $0.8 million during the three months ended September 30, 2003, $171.0 million during fiscal 2003 and $185.6 million during fiscal 2002. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations" for additional information regarding our securitizations.

   Securitization is a financing technique often used by originators of financial assets to raise capital. A securitization involves the sale of a pool of financial assets, in our case loans, to a trust in exchange for cash and a retained interest in the securitized loans which is called an interest-only strip. The trust issues multi-class securities which derive their cash flows from a pool of securitized loans. These securities, which are senior to our retained interest-only strips in the trust, are sold to public or private investors. We may also retain servicing on securitized loans. See "-- Loan Servicing and Administrative Procedures"

   As the holder of the interest-only strips received in a securitization, we are entitled to receive excess (or residual) cash flows. These cash flows are the difference between the payments made by the borrowers on securitized loans and the sum of the scheduled and prepaid principal and pass-through interest paid to trust investors, servicing fees, trustee fees and, if applicable, surety fees. Surety fees are paid to an unrelated insurance entity to provide protection for the trust investors. These cash flows also include cash flows from overcollateralization. Overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. Overcollateralization requirements are established to provide credit enhancement for the trust investors.

   We may be required either to repurchase or to substitute loans which do not conform to the representations and warranties we made in the agreements entered into when the loans are sold through a securitization. As of September 30, 2003, we have been required to substitute only one such loan from the securitization trusts for this reason.

   When borrowers are delinquent in making scheduled payments on loans included in a securitization trust, we are obligated to advance interest payments with respect to such delinquent loans if we deem that these advances will ultimately be recoverable. These advances can first be made out of funds available in the trust's collection account. If the funds available from the collection account are insufficient to make the required interest advances, then we are required to make the advances from our operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from us. These advances may require funding from our capital resources and may create greater demands on our cash flow than either selling loans with servicing released or maintaining

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a portfolio of loans on our balance sheet. However, any advances we make from our operating cash can be recovered from the subsequent mortgage loan payments to the applicable trust prior to any distributions to the certificate holders. See "Risk Factors -- Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   At times we elect to repurchase some delinquent loans from the securitization trusts, some of which may be in foreclosure. Repurchasing loans benefits us by allowing us to limit the level of delinquencies and losses in the securitization trusts and as a result, we can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of residual or stepdown overcollateralization cash flows from our interest-only strips until the delinquencies or losses no longer exceed the triggers. We have the right, but are not obligated, to repurchase a limited amount of delinquent loans from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance plus accrued and unpaid interest and unreimbursed servicing advances, however unpaid interest and unreimbursed servicing advances are returned to us by the trust. A foreclosed loan is one where we, as servicer, have initiated formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due. The foreclosed and delinquent loans we typically elect to repurchase are usually 90 days or more delinquent and the subject of foreclosure proceedings, or where a completed foreclosure is imminent. In addition, we elect to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery. See "Risk Factors - Our securitization agreements impose obligations on us to make cash outlays which could impair our ability to operate profitably and our ability to repay the senior collateralized notes and could negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock." See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Securitizations -- Trigger Management" for a description of the impact of these repurchases on our business.

   Our securitizations can include a prefunding option where a portion of the cash received from investors is withheld until additional loans are transferred to the trust. The loans to be transferred to the trust to satisfy the prefund option must be substantially similar in terms of collateral, size, term, interest rate, geographic distribution and loan-to-value ratio as the loans initially transferred to the trust. We had no prefund obligations at September 30, 2003.

Whole Loan Sales

   Our determination to engage in whole loan sales depends upon a variety of factors, including market conditions in the securitization markets and the secondary loan markets, profitability and cash flow considerations. In recent years, we experienced a decrease in our whole loan sales as a result of our decision to emphasize the securitization of additional loans, due to the favorable conditions we experienced in the securitization markets during those years and, to a lesser extent, our decision to de-emphasize conventional first mortgage loans which we primarily sold on a whole loan basis. Due to our inability to complete our typical quarterly securitization during the fourth quarter of fiscal 2003, we adjusted our business strategy from a predominantly publicly underwritten securitization strategy to a strategy focused on a combination of whole loan sales and securitizations. See "-- Business Strategy." In whole loan sale transactions, the gain on sale is generally significantly lower than the gains realized in securitization transactions, but we receive the gain in cash. Whole loan sales enable us to immediately generate cash flow, protect against the potential volatility of the securitization market and reduce the risks inherent in retaining securitization assets. However, unlike securitizations, where we may retain the servicing rights and receive interest-only strips which generate future cash flows, whole loan sales are typically structured as a sale with servicing rights released and do not result in our receipt of interest-only strips. As a result, using whole loan sales more extensively in the future will reduce our income from servicing activities and limit the amount of securitization assets created.

Competition

   We have significant competition for home equity loans. We concentrate our marketing efforts for home equity loans on credit-impaired borrowers. Through Upland Mortgage and American Business Mortgage Services, Inc., we compete with banks, thrift institutions, mortgage bankers and other finance companies,

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which may have greater resources and name recognition. We attempt to mitigate these factors through a highly trained staff of professionals, rapid response to prospective borrowers' requests and by maintaining a relatively short average loan processing time. See "-- Business Strategy" for discussion of our emphasis on broadening our mortgage loan product line and offering competitive interest rates. In addition, we implemented our Bank Alliance Services program in order to generate additional loan volume. See "Risk Factors -- Competition from other lenders could adversely affect our ability to attain profitable operations and our ability to repay our senior collateralized notes may be impaired and the value of the Series A preferred stock and the common stock issued upon the conversion of the Series A preferred stock could be negatively impacted."

   We compete for business purpose loans against many other finance companies and financial institutions. Although many other entities originate business purpose loans, we have focused our lending efforts on our niche market of businesses which may qualify for loans from traditional lending sources but who we believe are attracted to our products as a result of our marketing efforts, responsive customer service and rapid processing and closing periods.

Regulation

   General. Our business is regulated by federal, state and, in certain cases, local laws. All home equity loans must meet the requirements of, among other statutes and regulations, the Truth in Lending Act, the Real Estate Settlement Procedures Act, the Equal Credit Opportunity Act of 1974, and their associated Regulations Z, X and B, respectively.

   Truth in Lending. The Truth in Lending Act and Regulation Z contain disclosure requirements designed to provide consumers with uniform, understandable information about the terms and conditions of loans and credit transactions so that consumers may compare credit terms. The Truth in Lending Act also guarantees consumers a three-day right to cancel certain transactions described in the act and imposes specific loan feature restrictions on some loans, including some of the same types of loans originated by us. If we were found not to be in compliance with the Truth in Lending Act, some aggrieved borrowers could, depending on the nature of the non-compliance, have the right to recover actual damages, statutory damages, penalties, rescind their loans and/or to demand, among other things, the return of finance charges and fees paid to us and third parties. Other fines and penalties can also be imposed under the Truth in Lending Act and Regulation Z.

   Equal Credit Opportunity, Fair Credit Reporting Act and Other Laws. We are also required to comply with the Equal Credit Opportunity Act and Regulation B, which prohibit creditors from discriminating against applicants on the basis of race, color, religion, national origin, sex, age or marital status. Regulation B also restricts creditors from obtaining certain types of information from loan applicants. Among other things, it also requires lenders to advise applicants of the reasons for any credit denial. Equal Credit Opportunity Act violations can also result in fines, penalties and other remedies.

   In instances where the applicant is denied credit or the rate of interest for a loan increases as a result of information obtained from a consumer credit reporting agency, the Fair Credit Reporting Act of 1970, as amended, requires lenders to supply the applicant with the name and address of the reporting agency whose credit report was used in making such determinations. It also requires that lenders provide other information and disclosures about the loan application rejection. In addition, we are subject to the Fair Housing Act and regulations under the Fair Housing Act, which broadly prohibit discriminatory practices in connection with our home equity and other lending businesses.

   Pursuant to the Home Mortgage Disclosure Act and Regulation C, we are also required to report information on loan applicants and certain other borrowers to the Department of Housing and Urban Development, which is among numerous federal and state agencies which monitor compliance with fair lending laws.

   We are also subject to the Real Estate Settlement Procedures Act and Regulation X. This law and this regulation, which are administered by the Department of Housing and Urban Development, imposes limits on the amount of funds a borrower can be required to deposit with us in any escrow account for the payment of
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taxes, insurance premiums or other charges; limits the fees which may be paid to third parties; and imposes various disclosure and other requirements.

   We are subject to various other federal, state and local laws, rules and regulations governing the licensing of mortgage lenders and servicers. We must comply with procedures mandated for mortgage lenders and servicers, and must provide disclosures to consumer applicants and borrowers. Failure to comply with these laws, as well as with the laws described above, may result in civil and criminal liability.

   Several of our subsidiaries are licensed and regulated by the departments of banking or similar entities in the various states in which they are conducting business. The rules and regulations of the various states impose licensing and other restrictions on lending activities, such as prohibiting discrimination and regulating collection, foreclosure procedures and claims handling, disclosure obligations, payment feature restrictions and, in some cases, these laws fix maximum interest rates and fees. Failure to comply with these requirements can lead to termination or suspension of licenses, rights of rescission for mortgage loans, individual and class action lawsuits and/or administrative enforcement actions. Our in-house compliance staff, which includes attorneys, and our outside counsel review and monitor the lending policies of our subsidiaries for compliance with the various federal and state laws.

   The previously described laws and regulations are subject to legislative, administrative and judicial interpretation. Some of these laws and regulations have recently been enacted or amended. Some of these laws and regulations are rarely challenged in, or interpreted by, the courts. Infrequent interpretations, an insignificant number of interpretations and/or conflicting interpretations of these enacted or amended laws and regulations can make it difficult for us to always know what is permitted conduct under these laws and regulations. Any ambiguity or vagueness under the laws and regulations to which we are subject may lead to regulatory investigations or enforcement actions and private causes of action, such as class action lawsuits, with respect to our compliance with the applicable laws and regulations. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   The Gramm-Leach-Bliley Act, which was signed into law at the end of 1999, contains comprehensive consumer financial privacy restrictions. Various federal enforcement agencies, including the Federal Trade Commission, have issued final regulations to implement this act. These restrictions fall into two basic categories. First, a financial institution must provide various notices to consumers about such institution's privacy policies and practices. Second, this act imposes restrictions on a financial institution and gives consumers the right to prevent a financial institution from disclosing non-public personal information about the consumer to non-affiliated third parties, with exceptions. We have prepared the appropriate consumer disclosures and internal procedures to address these requirements.

   In addition, we are subject to review by state attorneys general and the U.S. Department of Justice. We received a civil subpoena, dated May 14, 2003, from the Civil Division of the U.S. Attorney for the Eastern District of Pennsylvania, requesting that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003: (i) all loan files in which we entered into a forbearance agreement with a borrower who is in default; (ii) the servicing, processing, foreclosing, and handling of delinquent loans and non-performing loans, the carrying, processing and sale of real estate owned, and forbearance agreements; and (iii) agreements to sell or otherwise transfer mortgage loans (including but not limited to, any pooling or securitization agreements) or to obtain funds to finance the underwriting, origination or provision of mortgage loans, any transaction in which mortgage loans were sold or transferred, any instance in which we were not to service or not to act as custodian for a mortgage loan, representations and warranties made in connection with mortgage loans, secondary market loan sale schedules, and credit loss, delinquency, default, and foreclosure rates of mortgage loans. We have directed our attorneys to cooperate fully with this inquiry. To date, we have provided the U.S. Attorney's Office with an initial set of documents within the scope of the subpoena. Currently, this inquiry appears to be focused on our practices relating to obtaining forbearance agreements from delinquent borrowers who would otherwise be

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subject to foreclosure. Because the inquiry is at a preliminary stage, we cannot reach any conclusions at this time as to the ultimate scope of the inquiry or the potential liability or financial consequences for us.


   Predatory Lending Regulations. State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime lending industry, more commonly referred to as "predatory lending" practices. State, local and federal governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. For example, the Pennsylvania Attorney General reviewed fees our subsidiary, Home American Credit, Inc., charged Pennsylvania customers. Although we believe that these fees were fair and in compliance with applicable federal and state laws, in April 2002, we agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for its costs of investigation and for future public protection purposes. We discontinued charging this particular fee in mid-February 2001. As a result of these initiatives, we are unable to predict whether state, local or federal authorities will require changes in our lending practices in the future, including reimbursement of fees charged to borrowers, or will impose fines on us. These changes, if required, could impact our profitability. These laws and regulations may limit our ability to securitize loans originated in certain states or localities due to rating agency, investor or market restrictions. As a result, we have limited the types of loans we offer in some states and may discontinue originating loans in other states or localities. See "Risk Factors -- Our residential lending business is subject to government regulation and licensing requirements, as well as private litigation, which may hinder our ability to operate profitably and repay our senior collateralized notes and negatively impact the value of the Series A preferred stock and the common stock issued upon conversion of the Series A preferred stock."

   Additionally, the United States Congress is currently considering a number of proposed bills or proposed amendments to existing laws, such as the "Ney - Lucas Responsible Lending Act of 2003" introduced on February 13, 2003 into the U.S. House of Representatives, which could affect our lending activities and make our business less profitable. These bills and amendments, if adopted as proposed, could reduce our profitability by limiting the fees we are permitted to charge, including prepayment fees, restricting the terms we are permitted to include in our loan agreements and increasing the amount of disclosure we are required to give to potential borrowers. While we cannot predict whether or in what form Congress may enact legislation, we are currently evaluating the potential impact of these legislative initiatives, if adopted, on our lending practices and results of operations.

   In addition to new regulatory initiatives with respect to so-called "predatory lending" practices, current laws or regulations in some states restrict our ability to charge prepayment penalties and late fees. We have used the Federal Alternative Mortgage Transactions Parity Act of 1982, which we refer to as the Parity Act, to preempt these state laws for home equity loans which meet the definition of alternative mortgage transactions under the Parity Act. However, the Office of Thrift Supervision has adopted a rule effective in July 2003, which precludes us and other non-bank, non-thrift creditors from using the Parity Act to preempt state prepayment penalty and late fee laws on new loan originations. Under the provisions of this rule, we are required to modify or eliminate the practice of charging prepayment and other fees in some of the states where we originate loans. We are continuing to evaluate the impact of the adoption of the new rule by the Office of Thrift Supervision on our future lending activities and results of operations. We currently expect that the percentage of home equity loans containing prepayment fees that we will originate in the future will decrease to approximately 65% to 70%, from 80% to 85% prior to this rule becoming effective. Additionally, in a recent decision, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey, including alternative mortgage transactions. Although this New Jersey decision is on appeal to the New Jersey Supreme Court which could overrule the decision, we are currently evaluating its impact on our future lending activities in the State of New Jersey and results of operations. See " -- Lending Activities -- Prepayment Fees."

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   Soldiers' and Sailors' Civil Relief Act of 1940. Under the Soldiers' and
Sailors' Civil Relief Act of 1940, members of all branches of the military on active duty, including draftees and reservists in military service and state national guard called to federal duty:

     o are entitled to have interest rates reduced and capped at 6% per annum, on obligations (including mortgage loans) incurred prior to the commencement of military service for the duration of military service;

     o may be entitled to a stay of proceeding on any kind of foreclosure or repossession action in the case of defaults on obligations entered into prior to military service for the duration of military service; and

     o may have the maturity of obligations incurred prior to military service extended, the payments lowered and the payment schedule readjusted for a period of time after the completion of military service.

   If a borrower's obligation to repay amounts otherwise due on a mortgage loan included in a trust is relieved pursuant to the Relief Act, none of the trust, the servicer, the back-up servicer, the seller, the depositor, the originators or the trustee will be required to advance these amounts, and any resulting loss may reduce the amounts available to be paid to the holders of the certificates. Any shortfalls in interest collections on mortgage loans included in the trust resulting from application of the Relief Act will be allocated to the certificates in reduction of the amounts payable to such certificates on the related distribution date.

   As a result of the current military actions in Iraq and Afghanistan, President Bush authorized the placement of tens of thousands of military reservists and members of the National Guard on active duty status. To the extent that any such person is a borrower under a loan, the interest rate limitations and other provisions of the Relief Act would apply to the loan during the period of active duty. The number of reservists and members of the National Guard placed on active duty status in the near future may increase. In addition, other borrowers who enter military service after the origination of their loans (including borrowers who are members of the National Guard at the time of the origination of their loans and are later called to active duty) would be covered by the terms of the Relief Act. See "Risk Factors - If many of our borrowers become subject to the Soldiers' and Sailors' Civil Relief Act of 1940, our cash flows and interest income may be adversely affected which would negatively impact our ability to repay our senior collateralized notes and would negatively impact the value of the Series A preferred stock and the value of the common stock issued upon the conversion of the Series A preferred stock."

   We have procedures and controls to monitor compliance with numerous federal, state and local laws and regulations. However, because these laws and regulations are complex and often subject to interpretation, or as a result of inadvertent errors, we may, from time to time, inadvertently violate these laws and regulations.

   If more restrictive laws, rules and regulations are enacted or more restrictive judicial and administrative interpretations of those laws are issued, compliance with the laws could become more expensive or difficult.

Employees

   At September 30, 2003, we employed 839 people on a full-time basis and 16 employees on a part-time basis. None of our employees are covered by a collective bargaining agreement. We consider our employee relations to be good. Between June 30, 2003 and October 31, 2003, we reduced our workforce by approximately 225 employees. In addition, we experienced the loss of approximately 168 additional employees who have resigned since June 30, 2003. See "-- Business Strategy."

Property

   Except for real estate acquired in foreclosure in the normal course of our business, we do not presently hold title to any real estate for operating purposes. The interests which we presently hold in real estate are in the form of mortgages against parcels of real estate owned by our borrowers or their affiliates and real estate acquired through foreclosure.

   We presently lease office space for our corporate headquarters in Philadelphia, Pennsylvania. Our corporate headquarters was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. The lease for the

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Bala Cynwyd facility has expired. The current lease term expires in June 2014.
The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. We have entered into contracts, or may engage parties in the future, related to the relocation of our corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants have provided us with reimbursement of a substantial amount of our costs related to the relocation, subject to certain conditions and limitations. We do not believe our unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to our operations.

   The lease requires us to maintain a letter of credit in favor of the landlord to secure our obligations to the landlord throughout the term of the lease. The amount of the letter of credit is $8.0 million and declines over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase Bank under our $8.0 million facility with JPMorgan Chase Bank.

   We continue to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. We perform our loan servicing and collection activities at this office, but expect to relocate these activities to our Philadelphia office.

   In May 2003, we moved our small processing center to a different location in Roseland, New Jersey. We also lease the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to our operations.

Legal Proceedings

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and the action was dismissed on September 23, 2003. The matter did not have a material effect on our consolidated financial position or results of operations. Our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities in addition to the Calvin Hale action described above. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on our consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from our estimates.

   Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. This case has been appealed to the New Jersey Supreme Court which has agreed to hear this case. We expect that, as a result of the publicity surrounding predatory lending practices and this recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future.

   In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.


   We received a civil subpoena, dated May 14, 2003, from the Civil Division of the United States Attorney for the Eastern District of Pennsylvania, requesting that we provide certain documents and information with respect to us and our lending subsidiaries for the period from May 1, 2000 to May 1, 2003. See "Summary -- Recent Developments" for a discussion of the subpoena received by us.

                                   MANAGEMENT


General

   All of our directors and executive officers hold office during the term for which they are elected and until their successors are elected and qualified.

   The following table sets forth information regarding our Board of Directors and executive officers:



        Name            Age(1)                  Position
        ----            ------                  --------
Anthony J. Santilli       61     Chairman, President, Chief Executive Officer,
                                 Chief Operating Officer and Director
Leonard Becker .....      80     Director
Michael DeLuca .....      72     Director
Jerome H. Miller ...      70     Director
Warren E. Palitz ...      59     Director
Jeffrey S. Steinberg      55     Director
Harold E. Sussman ..      78     Director
Beverly Santilli ...      44     President of American Business Credit, Inc. and
                                 First Executive Vice President
Jeffrey M. Ruben ...      40     Executive Vice President
Albert W. Mandia ...      56     Executive Vice President and
                                 Chief Financial Officer
Milton Riseman .....      67     Chairman of the Consumer Mortgage Group




Stephen M. Giroux ..      55     Executive Vice President,
                                 General Counsel and Secretary



---------------
(1) As of October 31, 2003.

Directors

   Our certificate of incorporation currently provides that the Board of Directors will consist of not less than one nor more than fifteen directors and that within these limits the number of directors shall be as established by the Board of Directors. The Board of Directors has set the current number of directors at seven. Our certificate of incorporation provides that the Board of Directors will be divided into three classes which have staggered terms of office, and which are as equal in number as possible. The members of each class of directors are elected for a term of three years or until their successors are elected and qualified. Our certificate of incorporation does not permit stockholders to cumulate their votes for the election of directors.

   The principal occupation of each of our directors is set forth below. All directors have held their present position for at least five years unless otherwise indicated.

Anthony J. Santilli is our Chairman, President, Chief Executive Officer and Chief Operating Officer and is an executive officer of our subsidiaries. He has held these positions since early 1993 when we became the parent company of American Business Credit, Inc. He has been an executive officer of American Business Credit, Inc. since June 1988 and of each of the other subsidiaries since their formation. Prior to the founding of American Business Credit, Inc. in 1988, Mr. Santilli was Vice President and Department Head of the Philadelphia Savings Fund Society, a savings association, referred to as PSFS in this document. As such, Mr. Santilli was responsible for PSFS' commercial relationships with small and middle market business customers. Mr. Santilli also served as the Secretary of PSFS' Asset/Liability Committee from May 1983 to June 1985 and as the Secretary of PSFS' Policy Committee from June 1986 to June 1987.

Leonard Becker is a self-employed real estate investor, a position he has held since 1980. Mr. Becker was a former 50% owner and officer of the SBIC of the Eastern States, Inc., a federally licensed small business corporation which made medium term loans to small business concerns from 1967 to 1980. For the last 30 years, Mr. Becker has been heavily involved in the investment in and management of real estate, and has been involved in the ownership of numerous shopping centers, office buildings and apartments. Mr. Becker formerly served as a director of Eagle National Bank and Cabot Medical Corp. and was a founding director in each of these corporations. Mr. Becker is also a director of Universal Display Corporation.

Michael DeLuca is Chief Executive Officer and a director of Lux Products Corporation, a manufacturer and merchandiser of thermostats and timers, a position he has held since 1991. Mr. DeLuca was President, Chairman of the Board, Chief Executive Officer and a former owner of Bradford-White Corporation, a manufacturer of plumbing products from 1982 to the end of 1991. Presently, Mr. DeLuca serves as a Director of BWC-West, Inc., Bradford-White International.

Jerome H. Miller, D.O., is currently the medical director of GE Financial Assurance Co., which provides claim review services for insurance companies affiliated with General Electric Co. Dr. Miller has held this position since August of 2001. From February 1996 through July 2001, Dr. Miller was a physician in the FRD Health System, a family medical practice. Prior to that time, Dr. Miller was a private practitioner.

Warren E. Palitz has been a private investor since 2001. From 1994 until 2001, Mr. Palitz was an independent investment advisor who provided investment advisory services on a transactional basis to S.W. Ryan & Co., a registered securities broker-dealer. Mr. Palitz currently serves on the Advisory Board of the Rittenhouse Trust Company and is a member of the Board of Directors and Compensation Committee of BFS Entertainment & Multimedia Limited, a publicly traded company listed on the Toronto Stock Exchange.

Jeffrey S. Steinberg has since 2002 held the position of Financial Advisor with DERMDx Corp., a provider of dermatology services. From 2000 to 2002, Mr. Steinberg served on the Board of Directors of Northwestern Human Services, a provider of health care services, and held the position of Chief Financial Officer and Treasurer with that company. From 1999 to 2000, Mr. Steinberg served as the Chief Financial Officer of Qualtronics Corp., a manufacturer of printed circuit boards, and from 1995 to 1999 he was an audit partner of Grant Thornton, LLP, an independent public accounting and consulting firm.

Harold E. Sussman is currently retired. From 1972 until December 31, 2002, Mr. Sussman was a partner in the real estate firm of Colliers, L&A, a major commercial and industrial real estate brokerage and management firm in the Delaware Valley, Fort Lauderdale and Miami, Florida.

Executive Officers Who Are Not Also Directors


Beverly Santilli is our First Executive Vice President, a position she has held since September 1998. Mrs. Santilli has held a variety of positions including Executive Vice President, Vice President and Secretary. Mrs. Santilli is also the President of American Business Credit, Inc. Mrs. Santilli is responsible for all sales, marketing and the day-to-day operation of American Business Credit, Inc. Mrs. Santilli is also responsible for our human resources and those of our subsidiaries. Prior to joining American Business Credit, Inc. and from September 1984 to November 1987, Mrs. Santilli was affiliated with PSFS initially as an Account Executive and later as a Commercial Lending Officer with that bank's Private Banking Group.
Mrs. Santilli is the wife of Anthony J. Santilli.


Jeffrey M. Ruben is our Executive Vice President, a position he has held since September 1998. Mr. Ruben was our general counsel from April 1992 to April 2001. He is also Executive Vice President of some of our subsidiaries, positions he has held since April 1992. Mr. Ruben is responsible for the loan servicing and collections departments, the asset allocation unit and the legal department. Mr. Ruben served as Vice President from April 1992 to 1995 and Senior Vice President from 1995 to 1998. From June 1990 until he joined us in April 1992, Mr. Ruben was an attorney with the law firm of Klehr, Harrison, Harvey, Branzburg & Ellers in Philadelphia, Pennsylvania. From December 1987 until June 1990, Mr. Ruben was employed as a credit analyst with the CIT Group Equipment Financing, Inc. Mr. Ruben is a member of the Pennsylvania and New Jersey Bar Associations. Mr. Ruben holds a New Jersey Mortgage Banker License and a New Jersey Secondary Mortgage Banker License.


Albert W. Mandia is our Executive Vice President and Chief Financial Officer, positions he has held since June 1998 and October 1998, respectively.
Mr. Mandia is responsible for all financial, treasury, information systems, facilities and investor relations functions. Mr. Mandia also has responsibility for

American Business Mortgage Services Broker Division. From 1974 to 1998,
Mr. Mandia was associated with CoreStates Financial Corp. where he last held the position of Chief Financial Officer from February 1997 to April 1998.

   Milton Riseman is our Chairman of our Consumer Mortgage Group. Mr. Riseman has held that position from the time he joined us in June 1999. Mr. Riseman resigned and served as our consultant from July 2, 2003 until November 24, 2003. On November 24, 2003, Mr. Riseman rejoined us as Chairman of our Consumer Mortgage Group. As Chairman of the Consumer Mortgage Group,
Mr. Riseman is responsible for the sales, marketing and day-to-day management of Upland Mortgage's retail operation and he held supervisory responsibility for the Bank Alliance Services program. From February 1994 until he joined us, Mr. Riseman served as President of Advanta Mortgage. Mr. Riseman joined Advanta in 1992 as Senior Vice President, Administration. From 1965 until 1992, Mr. Riseman served in various capacities at Citicorp, including serving as President of Citicorp Acceptance Corp. from 1986 to 1992.

   Stephen M. Giroux is our Executive Vice President, General Counsel and Secretary. Mr. Giroux was promoted to Executive Vice President and Secretary in November 2003. Mr. Giroux was our Senior Vice President and General Counsel from April 2001 to November 2003. Mr. Giroux joined us in September 1999 as Senior Vice President and Deputy General Counsel. Prior to such time, he was a partner with the law firm of Weir & Partners, LLC, Philadelphia, Pennsylvania from 1998 to 1999. From 1977 to 1998, Mr. Giroux was Senior Vice President and Lead Counsel for Corestates Financial Corp., Philadelphia, Pennsylvania.

                             PRINCIPAL STOCKHOLDERS



   The following table sets forth certain information regarding the beneficial ownership of our common stock as of November 25, 2003 (except as described below in footnotes 1 and 2) by each person known to be the beneficial owner of five percent or more of our common stock, by our directors and executive officers, and by all directors and executive officers as a group. To our knowledge, no person other than those listed below beneficially owns five percent or more of our outstanding common stock. The business address of our officers and directors is our address.





        Name, Position and Address              Number of Shares      Percentage
            of Beneficial Owner               Beneficially Owned(1)    of Class
          -----------------------             ---------------------    --------
Dimensional Fund Advisors Inc.                        167,903(2)          5.7%
1299 Ocean Avenue - 11th Floor
Santa Monica, CA 90401
Anthony J. Santilli, Chairman, President,           1,197,281(3) (4)     39.5%
Chief Executive Officer, Chief Operating
Officer and Director, and
Beverly Santilli, President of American
Business Credit, Inc. and First Executive
Vice President
Michael DeLuca, Director                              259,507(5)          8.7%
Harold E. Sussman, Director                           143,822(6)          4.8%
Leonard Becker, Director                              155,291(7)          5.2%
Jerome H. Miller, Director                             31,169(8)          1.1%
Warren E. Palitz, Director                              9,712(9)            *
Jeffrey S. Steinberg, Director                          2,000(9)            *
Jeffrey M. Ruben                                       74,988(10)         2.5%
Executive Vice President
Albert W. Mandia                                       56,645(11)         1.9%
Executive Vice President and Chief
Financial Officer
Milton Riseman, Chairman                                3,608(12)           *
Consumer Mortgage Group
Stephen M. Giroux                                       5,380(13)           *
Executive Vice President
General Counsel and Secretary
All executive officers and directors as a           1,939,403(14)        59.6%
group (12 persons)

---------------


*    Less than 1%.

(1) The securities "beneficially owned" by an individual are determined in accordance with the definition of "beneficial ownership" set forth in the regulations of the SEC. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children or the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after the date of this table. Beneficial ownership may be disclaimed as to certain of the securities. The share numbers in the table above may, as indicated in the appropriate footnotes, include shares held in our 401(k) Plan. The number of shares held in our 401(k) Plan is based on the value of the units held as of the last 401(k) Plan statement dated September 30, 2003 divided by the closing price of our common stock as reported on the NASDAQ National Market System for September 30, 2003.

(2) In an Amendment to Schedule 13G filed on February 10, 2003, Dimensional Fund Advisors Inc., as investment advisor to four investment companies and as investment manager to other commingled group trusts and separate accounts, reports sole voting and dispositive power over 167,903 shares of common stock. In this Amendment to Schedule 13G, Dimensional Fund Advisors Inc. disclaims beneficial ownership with respect to these shares of common stock.


(3) Includes 1,099,016 shares held directly by Mr. and Mrs. Santilli as joint tenants with right of survivorship, 3,097 shares held through our 401(k) Plan and 10,985 shares held in trust by Mr. Santilli, Mrs. Santilli and Raymond Bucceroni for the benefit of Luc Armon Santilli, Mr. and
     Mrs. Santilli's child.

(4) Includes options to purchase 47,037 shares of common stock awarded to Mr. Santilli pursuant to our stock option plans, all of which are exercisable within 60 days of November 25, 2003. Includes options to purchase 37,146 shares of common stock awarded to Mrs. Santilli pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003. Excludes options to purchase 4,840 shares of common stock which are not exercisable within 60 days of November 25, 2003.

(5) Includes 171,898 shares of common stock held by the DeLuca Family Partnership LP over which Mr. DeLuca holds voting and/or dispositive power and options to purchase 47,037 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003. Also includes 40,572 shares of common stock held by the Michael R. DeLuca Trust. Mr. DeLuca disclaims beneficial ownership of the shares held by the Michael R. DeLuca Trust.

(6) Includes 96,785 shares of common stock held directly and options to purchase 47,037 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003.

(7) Includes 136,839 shares of common stock held directly and options to purchase 18,452 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003.

(8) Includes 20,169 shares of common stock held directly. Includes options to purchase 11,000 shares of common stock awarded pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003.

(9)  All shares held directly.

(10) Includes 13,566 shares of common stock held directly, 9,756 shares of common stock held through our 401(k) Plan, and options to purchase 51,666 shares of common stock awarded to Mr. Ruben pursuant to our stock option plans, which are exercisable within 60 days of November 25, 2003. Excludes options to purchase 14,520 shares of common stock which are not exercisable within 60 days of November 25, 2003.

(11) Includes 9,076 shares of common stock held directly, 1,809 shares of common stock held through our 401(k) Plan, and options to purchase 45,760 shares of our common stock awarded to Mr. Mandia pursuant to our stock option plans which are exercisable within 60 days of November 25, 2003. Excludes options to purchase 14,520 shares of our common stock which are not exercisable within 60 days of November 25, 2003.

(12) Includes 3,608 shares of common stock held directly. Excludes options to purchase 50,000 shares of common stock which are not exercisable within 60 days of November 25, 2003.

(13) Includes 1,217 shares of common stock held directly, 1,193 shares of common stock held through our 401(k) Plan, and options to purchase 2,970 shares of our common stock awarded to Mr. Giroux pursuant to our stock option plans which are exercisable within 60 days of November 25, 2003. Excludes options to purchase 2,805 shares of our common stock which are not exercisable within 60 days of November 25, 2003.

(14) Includes options to purchase 308,105 shares of common stock awarded to our directors and officers pursuant to our stock option plans which are exercisable within 60 days of November 25, 2003. Excludes options to purchase 86,685 shares of common stock awarded to our directors and officers pursuant to our stock option plans which are not exercisable within 60 days of November 25, 2003.

            MARKET FOR COMMON STOCK AND RELATED STOCKHOLDER MATTERS


   Our common stock is currently traded on the NASDAQ National Market System under the symbol "ABFI." Our common stock began trading on the NASDAQ National Market System on February 14, 1997. The following table sets forth the high and low sales prices of our common stock for the periods indicated.



                            Quarter Ended                         High      Low
        -----------------------------------------------------    ------   ------
       September 30, 2001 ...................................    $15.76   $10.68
       December 31, 2001 ....................................     21.98    14.65
       March 31, 2002 .......................................     17.49     8.16
       June 30, 2002 ........................................     14.36     8.74
       September 30, 2002 ...................................     15.86     6.36
       December 31, 2002 ....................................     12.67     9.69
       March 31, 2003 .......................................     14.92    10.05
       June 30, 2003 ........................................     12.70     6.35
       September 30, 2003 ...................................      7.97     4.40
       December 31, 2003 (through November 20, 2003) ........      7.28     4.00

   On November 20, 2003, the closing price of the common stock on the NASDAQ National Market System was $4.35.


   As of October 1, 2003, there were 209 record holders and approximately 1,658 beneficial holders of our common stock.

   During the first quarter of fiscal 2004, we suspended paying quarterly dividends on our common stock. During the fiscal year ended June 30, 2003, we paid dividends of $0.32 per share on our common stock for an aggregate dividend payment of $0.9 million. During the fiscal year ended June 30, 2002, we paid dividends of $0.28 per share on our common stock for an aggregate dividend payment of $0.8 million.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend on our common stock which was paid on September 13, 2002 to shareholders of record as of September 3, 2002. On October 1, 2001, the Board of Directors declared a 10% stock dividend on our common stock which was paid on November 5, 2001 to shareholders of record as of October 22, 2001. All cash dividends on our common stock reported above have been adjusted to reflect all stock dividends.

   The payment of dividends on our common stock in the future is at the sole discretion of our Board of Directors and will depend upon, among other things, our earnings, capital requirements and financial condition, as well as other relevant factors.

   As a Delaware corporation, we may not declare and pay dividends on capital stock if the amount paid exceeds an amount equal to the surplus which represents the excess of our net assets over paid-in-capital or, if there is no surplus, our net profits for the current and/or immediately preceding fiscal year. Dividends cannot be paid from our net profits unless the paid-in-capital represented by the issued and outstanding stock having a preference upon the distribution of our assets at the market value is intact. Under applicable Delaware case law, dividends may not be paid on our Series A preferred stock or common stock if we become insolvent or the payment of the dividend will render us insolvent.

   On February 11, 2003, the Board of Directors issued 2,000 shares of common stock to each of Warren E. Palitz and Jeffrey S. Steinberg in consideration for their board service. On April 2, 2001, we issued 2,500 shares (3,025 shares after the effect of stock dividends) to our former director, Richard Kaufman as a result of services rendered in connection with the stock repurchase program. These issuances were exempt from registration under the Securities Act of 1933 pursuant to Section 4(2) of the Securities Act of 1933.

                              PLAN OF DISTRIBUTION



   We will not receive any cash proceeds in connection with this exchange offer.


   We will distribute the senior collateralized notes and/or the shares of Series A preferred stock in the manner described in "This Exchange Offer" above.

                                    EXPERTS

   The financial statements included and incorporated by reference in this offer to exchange have been audited by BDO Seidman, LLP, independent certified public accountants, to the extent and for the periods set forth in their report appearing elsewhere in this offer to exchange, and are included and incorporated in this offer to exchange in reliance upon that report given upon the authority of BDO Seidman, LLP as experts in auditing and accounting.

                             CHANGE IN ACCOUNTANTS

   On August 2, 2001, Ernst & Young LLP resigned as our independent accountants. Ernst & Young LLP had been engaged as our auditor on May 17, 2001, replacing BDO Seidman, LLP. During the period of engagement through August 2, 2001, Ernst & Young LLP did not issue any reports on our financial statements.

   During fiscal 2001 and the subsequent interim period through August 2, 2001, we did not have any disagreements with Ernst & Young LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Ernst & Young LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report. During fiscal 2001 and the subsequent interim period through August 2, 2001, none of the events described in Regulation S-K Item 304 (a)(1)(v) occurred.

   Our Board of Directors approved the reengagement of BDO Seidman, LLP as the Company's independent accountants effective August 8, 2001. BDO Seidman, LLP acted as our independent accountants during the two-year period ended June 30, 2000 through May 17, 2001. During the two years ended June 30, 2000 and the subsequent interim period through May 17, 2001, we consulted with BDO Seidman, LLP regarding the application of accounting principles in the normal course of BDO Seidman, LLP's engagement as our independent auditors. BDO Seidman, LLP issued reports on our financial statements during the two-year period ended June 30, 2000. The reports of BDO Seidman, LLP on our financial statements during the two-year period ended June 30, 2000 did not contain an adverse opinion, or a disclaimer of opinion, and were not qualified or modified as to uncertainty, audit scope or accounting principles.

   During the two-year period ended June 30, 2000, and interim period from July 1, 2000 through May 17, 2001, we did not have any disagreements with BDO Seidman, LLP, on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of BDO Seidman, LLP, would have caused it to make a reference to the subject matter of the disagreements in connection with its report.

          AMERICAN BUSINESS FINANCIAL SERVICES, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS



                                                                            Page
                                                                            ----
Unaudited Quarterly Financial Information:
Consolidated Balance Sheets as of September 30, 2003 and June 30, 2003 ..    F-2
Consolidated Statements of Income for the three months ended
  September 30, 2003 and 2002............................................    F-3
Consolidated Statement of Stockholders' Equity for the three months
  ended September 30, 2003...............................................    F-4
Consolidated Statements of Cash Flow for the three months ended
  September 30, 2003 and 2002............................................    F-5
Notes to Unaudited Consolidated Financial Statements ....................    F-7

Audited Annual Financial Information:
Report of Independent Certified Public Accountants ......................   F-28
Consolidated Balance Sheets as of June 30, 2003 and 2002 ................   F-29
Consolidated Statements of Income for the years ended June 30, 2003,
  2002 and 2001..........................................................   F-30
Consolidated Statements of Stockholders' Equity for the years ended
  June 30, 2003, 2002 and 2001...........................................   F-31
Consolidated Statements of Cash Flow for the years ended June 30, 2003,
  2002 and 2001..........................................................   F-32
Notes to Consolidated Financial Statements ..............................   F-34

          American Business Financial Services, Inc. and Subsidiaries
                          Consolidated Balance Sheets
                         (dollar amounts in thousands)



                                                      September 30,    June 30,
                                                          2003           2003
                                                      -------------   ----------
                                                        (Unaudited)     (Note)
Assets
Cash and cash equivalents ........................      $ 27,217      $   47,475
Loan and lease receivables, net
 Available for sale ..............................       162,688         271,402
 Interest and fees ...............................        17,396          15,179
 Other ...........................................        24,681          23,761
Interest-only strips (includes the fair value of
  overcollateralization related cash flows of
  $263,462 and $279,245 at September 30, 2003 and
  June 30, 2003)..................................       545,583         598,278
Servicing rights .................................       106,072         119,291
Receivable for sold loans ........................            --          26,734
Prepaid expenses .................................         9,061           3,477
Property and equipment, net ......................        28,314          23,302
Deferred income tax asset ........................         1,042              --
Other assets .....................................        28,452          30,452
                                                        --------      ----------
Total assets .....................................      $950,506      $1,159,351
                                                        ========      ==========
Liabilities
Subordinated debt ................................      $687,585      $  719,540
Warehouse lines and other notes payable ..........       109,410         212,916
Accrued interest payable .........................        43,751          45,448
Accounts payable and accrued expenses                     32,725          30,352
Deferred income tax liability ....................            --          17,036
Other liabilities ................................        65,213          91,990
                                                        --------      ----------
Total liabilities ................................       938,684       1,117,282
                                                        --------      ----------
Stockholders' equity
Preferred stock, par value $.001, authorized,
  3,000,000 shares, issued and outstanding, none..            --              --
Common stock, par value $.001, authorized,
  9,000,000 shares, issued: 3,653,165 shares
  (including Treasury shares of 706,273) at
  September 30, 2003 and June 30, 2003............             4               4
Additional paid-in capital .......................        23,985          23,985
Accumulated other comprehensive income ...........        10,561          14,540
Retained earnings (deficit) ......................       (13,164)         13,104
Treasury stock, at cost ..........................        (8,964)         (8,964)
                                                        --------      ----------
                                                          12,422          42,669
Note receivable ..................................          (600)           (600)
                                                        --------      ----------
Total stockholders' equity .......................        11,822          42,069
                                                        --------      ----------
Total liabilities and stockholders' equity .......      $950,506      $1,159,351
                                                        ========      ==========

---------------
Note: The balance sheet at June 30, 2003 has been derived from the audited financial statements at that date.



          See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                       Consolidated Statements of Income
              (dollar amounts in thousands, except per share data)
                                  (unaudited)



                                                              Three Months Ended
                                                                 September 30,
                                                              ------------------
                                                                2003      2002
                                                              --------   -------
Revenues
Gain on sale of loans:
 Securitizations .........................................    $    799   $58,011
 Whole loan sales ........................................       2,921        35
Interest and fees ........................................       4,653     4,133
Interest accretion on interest-only strips ...............      11,109    10,747
Servicing income .........................................         718     1,537
Other income .............................................           1         4
                                                              --------   -------
Total revenues ...........................................      20,201    74,467
                                                              --------   -------
Expenses
Interest .................................................      16,818    17,083
Provision for credit losses ..............................       4,156     1,538
Employee related costs ...................................      13,852     9,575
Sales and marketing ......................................       2,841     6,688
General and administrative ...............................      19,215    20,925
Trading (gains) and losses ...............................      (5,108)    3,440
Securitization assets valuation adjustment ...............      10,795    12,078
                                                              --------   -------
Total expenses ...........................................      62,569    71,327
                                                              --------   -------
Income (loss) before provision for income taxes ..........     (42,368)    3,140
Provision for income tax expense (benefit) ...............     (16,100)    1,319
                                                              --------   -------
Net income (loss) ........................................    $(26,268)  $ 1,821
                                                              ========   =======
Earnings (loss) per common share:
 Basic ...................................................    $  (8.91)  $  0.64
                                                              ========   =======
 Diluted .................................................    $  (8.91)  $  0.61
                                                              ========   =======
Average common shares (in thousands):
 Basic ...................................................       2,947     2,856
                                                              ========   =======
 Diluted .................................................       2,947     2,985
                                                              ========   =======




          See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                 Consolidated Statement of Stockholders' Equity
                             (amounts in thousands)
                                  (unaudited)



                                   Common Stock
                               --------------------
                                                                   Accumulated
                               Number of             Additional       Other        Retained                               Total
For the three months ended       Shares                Paid-In    Comprehensive    Earnings   Treasury      Note      Stockholders'
  September 30, 2003:         Outstanding   Amount     Capital       Income       (Deficit)     Stock    Receivable       Equity
                              -----------   ------   ----------   -------------   ---------   --------   ----------   -------------
Balance June 30, 2003 ..         2,947       $ 4       $23,985       $14,540       $ 13,104    $(8,964)    $(600)        $ 42,069
Comprehensive income:
Net loss ...............            --        --            --            --        (26,268)        --        --          (26,268)
Net unrealized loss on
  interest-only strips..            --        --            --        (3,979)            --         --        --           (3,979)
                                 -----       ---       -------       -------       --------    -------     -----         --------
Total comprehensive
  loss..................            --        --            --        (3,979)       (26,268)        --        --          (30,247)
                                 -----       ---       -------       -------       --------    -------     -----         --------
Balance September 30,
  2003..................         2,947       $ 4       $23,985       $10,561       $(13,164)   $(8,964)    $(600)        $ 11,822
                                 =====       ===       =======       =======       ========    =======     =====         ========




          See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow
                         (dollar amounts in thousands)
                                  (unaudited)



                                                            Three Months Ended
                                                                September 30,
                                                           ---------------------
                                                              2003        2002
                                                           ---------   ---------
Cash flows from operating activities
Net income (loss) .....................................    $ (26,268)  $   1,821
Adjustments to reconcile net income to net cash used
  in operating activities:
   Gain on sales of loans .............................         (799)    (58,011)
   Depreciation and amortization ......................       14,647      11,163
   Interest accretion on interest-only strips..........      (10,828)    (10,747)
   Securitization assets valuation adjustment..........       10,795      12,078
   Provision for credit losses.........................        4,156       1,538
Loans originated for sale .............................     (158,284)   (386,390)
Proceeds from sale of loans  ..........................      278,523     382,181
Principal payments on loans and leases ................        4,169       4,382
(Increase) decrease in accrued interest and fees on
  loan and lease receivables...........................       (2,217)        724
Required purchase of additional overcollateralization
  on securitized loans.................................       (7,660)    (17,128)
Cash flow from interest-only strips ...................       56,222      33,464
(Increase) decrease in prepaid expenses ...............       (5,584)        199
(Decrease) increase in accrued interest payable .......       (1,696)      2,427
Increase in accounts payable and accrued expenses .....        2,372       5,929
Accrued interest payable reinvested in subordinated
  debt.................................................        9,686       7,863
Decrease in deferred income taxes .....................      (16,097)       (598)
Increase in loans in process ..........................      (24,148)       (529)
Other, net ............................................        1,415       1,106
                                                           ---------   ---------
Net cash provided by (used in) operating activities ...      128,404      (8,528)
                                                           ---------   ---------
Cash flows from investing activities
Purchase of property and equipment, net ...............       (6,774)     (1,031)
Principal receipts and maturity of investments ........           11           8
                                                           ---------   ---------
Net cash used in investing activities .................       (6,763)     (1,023)
                                                           ---------   ---------

          American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (Continued)
                         (dollar amounts in thousands)
                                  (unaudited)



                                                             Three Months Ended
                                                                September 30,
                                                            --------------------
                                                               2003       2002
                                                            ---------   --------
Cash flows from financing activities
Proceeds from issuance of subordinated debt ............    $   1,576   $ 40,006
Redemptions of subordinated debt .......................      (43,217)   (33,898)
Net borrowings on revolving lines of credit ............      (77,271)     3,110
Principal payments on lease funding facility ...........           --       (931)
Principal payments under capital lease obligations .....          (77)        --
Net repayments of other notes payable ..................      (26,158)        --
Financing costs incurred ...............................         (314)      (233)
Lease incentive receipts ...............................        3,562         --
Exercise of non-employee stock options .................           --         50
Cash dividends paid ....................................           --       (229)
                                                            ---------   --------
Net cash provided by (used in) financing activities ....     (141,899)     7,875
                                                            ---------   --------
Net (decrease) increase in cash and cash equivalents ...      (20,258)    (1,676)
Cash and cash equivalents at beginning of year .........       47,475    108,599
                                                            ---------   --------
Cash and cash equivalents at end of year ...............    $  27,217   $106,923
                                                            =========   ========
Supplemental disclosures:
Noncash transaction recorded for capitalized lease
  agreement:
   Increase in property and equipment...................    $      --   $ (1,022)
   Increase in warehouse lines and other notes payable..    $      --   $  1,022
Cash paid during the period for:
   Interest.............................................    $   8,828   $  6,793
   Income taxes.........................................    $      40   $    700




          See accompanying notes to consolidated financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                               September 30, 2003

1.  Summary of Significant Accounting Policies

Business

   American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. The Company originates, sells and services home equity loans and, subject to market conditions in the secondary loan market, business purpose loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home equity loans from other financial institutions through the Bank Alliance Services program.

   The Company's loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania and a small processing center in Roseland, New Jersey. The Company's centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003, the Company also originated home equity loans through several retail branch offices. Effective June 30, 2003, the Company no longer originates home equity loans through retail branch offices. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes, including funding our operating cash requirements and loan overcollateralization requirements under the Company's credit facilities.

   Effective December 31, 1999, the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business but continues to service the remaining portfolio of leases.

Business Conditions

   For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities, borrowings under warehouse credit facilities or lines of credit and the sale of loans on a whole loan basis or through publicly underwritten or privately placed securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would adversely impact liquidity and reduce profitability or result in losses. If the Company is unable to sell or securitize its loans, its liquidity would be reduced and it may incur losses. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, or maintaining adequate warehouse credit facilities or lines of credit, or securitizing and selling its loans, it may have to limit future loan originations and further restructure its operations. Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debt at maturity and may result in losses.

   The Company has historically experienced negative cash flow from operations since 1996 primarily because, in general, its business strategy of selling loans through securitization has not generated cash flow immediately. For the three months ended September 30, 2003, the Company experienced positive cash flow from operations of $128.4 million due to its sales of loans originated in prior periods that were carried on its balance sheet at June 30, 2003. During the three months ended September 30, 2003, the Company received cash on whole loan sales of $245.2 million of loans.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

   For the three months ended September 30, 2003, the Company recorded a net loss of $26.3 million. The loss primarily resulted from liquidity issues described below, which substantially reduced the Company's ability to originate loans and generate revenues during the first quarter of fiscal 2004, its inability to complete a securitization of loans during the first quarter of fiscal 2004, and $10.8 million of pre-tax charges for valuation adjustments on its securitization assets. For the three months ended September 30, 2003, the Company originated $124.1 million of loans, which represents a significant reduction as compared to $370.7 million of loans originated in the same period of the prior fiscal year. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced during the first three months of fiscal 2004 due to the continuing low interest rate environment.

   For the fiscal year ended June 30, 2003, the Company recorded a loss of $29.9 million. The loss in fiscal 2003 was primarily due to the Company's inability to complete a securitization of loans during the fourth quarter of fiscal 2003 and to $45.2 million of net pre-tax charges for net valuation adjustments recorded on securitization assets.

   Several recent events negatively impacted the Company's short-term liquidity. Its inability to complete a securitization during the fourth quarter of fiscal 2003 contributed to the loss for fiscal 2003 and adversely impacted the Company's short-term liquidity position. In addition, further advances under a non-committed portion of one of the Company's credit facilities were subject to the discretion of the lender and subsequent to June 30, 2003, no new advances took place under the non-committed portion. Additionally, on August 20, 2003, amendments to this credit facility eliminated the non-committed portion of this facility, reduced the committed portion to $50.0 million and accelerated the expiration date from November 2003 to September 30, 2003. Also a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, expired pursuant to its terms on July 5, 2003.

   At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities available, $453.4 million was drawn upon. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund future loan originations until it sells existing loans, extends or expands existing credit facilities, or adds new credit facilities. In addition, the Company was unable to borrow under its $25.0 million warehouse facility after September 30, 2003, and this facility expired on October 31, 2003. In addition, the Company's temporary discontinuation of sales of new subordinated debt for approximately a six week period during the first quarter of fiscal 2004 further impaired its liquidity.

   As a result of these liquidity issues, since June 30, 2003, the Company substantially reduced its loan origination volume. From July 1, 2003 through September 30, 2003, the Company originated $124.1 million of loans which represents a significant reduction as compared to originations of $370.7 million of loans for the same period in fiscal 2003. The Company also experienced a loss in loan origination employees. The Company's inability to originate loans at previous levels adversely impacted the relationships its subsidiaries have or are developing with their brokers and its ability to retain employees. As a result of the decrease in loan originations and liquidity issues described above, the Company incurred a loss for the first quarter of fiscal 2004 and anticipates incurring losses in future periods.

   The combination of the Company's current cash position and expected sources of operating cash over the second and third quarters of fiscal 2004 may not be sufficient to cover its operating cash requirements, and the Company anticipates incurring operating losses through at least the third quarter of fiscal 2004. On October 24, 2003, the Company had cash of approximately
$32.4 million and up to $437.3 million available

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

under its new credit facilities. Advances under these new credit facilities can only be used to fund loan originations and not for any other purposes. The Company anticipates that it will need to increase loan originations to approximately $700.0 million to $800.0 million per quarter to return to profitable operations. The Company's short-term plan to achieve these levels of loan originations includes replacing the loan origination employees recently lost and creating an expanded broker initiative. Beyond the short-term, the Company expects to increase originations through the application of the business strategy adjustments discussed below. The Company's ability to achieve those levels of loan originations could be hampered by a failure to implement its short-term plans and funding limitations expected during the start up of its new credit facilities.

   For the next three to six months the Company expects to augment its sources of operating cash with proceeds from the issuance of subordinated debt. In addition to repaying maturing subordinated notes, proceeds from the issuance of subordinated debt will be used to fund overcollateralization requirements in connection with loan originations. Under the terms of the Company's credit facilities, these credit facilities will advance 75% to 97% of the value of loans the Company originates. As a result of this limitation, the Company must fund the difference between the loan value and the advances, referred to as the overcollateralization requirement, from the Company's operating cash and fund its operating losses.

   In light of the loss for the quarter ended September 30, 2003, the Company requested and obtained waivers for its non-compliance with financial covenants in its credit facilities and Pooling and Servicing Agreements. See Note 6 for more detail.

   The Company undertook specific remedial actions to address short-term liquidity concerns including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, from June 30, 2003 through September 30, 2003, the Company sold approximately $493.3 million (which includes
$222.3 million of loans sold by the expired mortgage conduit facility) of loans through whole loan sales. The process of selling loans is continuing. The Company also suspended paying quarterly dividends on its common stock.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding loan originations. On October 14, 2003, the Company entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. See Note 6 for information regarding the terms of these facilities.

   Although the Company obtained two new credit facilities totaling
$450.0 million, it may only use the proceeds of these credit facilities to fund loan originations and not for any other purpose. Consequently, the Company will have to generate cash to fund the balance of its business operations from other sources, such as whole loan sales, additional financings and sales of subordinated debt.

   On October 16, 2003, the Company refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. The Company also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities which previously held these loans, along with loans fully funded with company cash, resulted in the receipt of $17.0 million in cash. On October 31, 2003, the Company completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of the loans held by it.

   To the extent that the Company fails to maintain its credit facilities or obtain alternative financing on acceptable terms and increase its loan originations, it may have to sell loans earlier than intended and further restructure its operations. While the Company currently believes that it will be able to restructure its operations, if necessary, it can provide no assurances that such restructuring will enable it to attain profitable operations or repay the subordinated debt when due.

   After the Company recognized its inability to securitize its loans in the fourth quarter of fiscal 2003, it adjusted its business strategy to emphasize, among other things, more whole loan sales. The Company intends to continue to evaluate both public and privately placed securitization transactions, subject to market conditions.

   At September 30, 2003 there were approximately $288.4 million of subordinated debentures maturing within twelve months. The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. Cash flow from operations, the issuance of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations.

   In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

Basis of Financial Statement Presentation

   The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Basis of Financial Statement Presentation (continued)

things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

   Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 and amounts reported for June 30, 2001 and 2000 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001.

Recent Accounting Pronouncements

   In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities," referred to as FIN 46 in this document. FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. Special Purpose Entity (SPE) is one type of entity, which under certain circumstances may qualify as a variable interest entity. Although we use unconsolidated SPEs extensively in our loan securitization activities, the guidance will not affect our current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on our financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. We cannot predict whether the guidance will change or what effect, if any, changes may have on our current consolidation policies for SPEs. In October, 2003 the FASB announced that it was deferring implementation of FIN 46 for all variable interest entities that were created before February 1, 2003 until the quarter ended December 31, 2003. The requirements of Interpretation of FIN 46 apply immediately to variable interest entities created after January 31, 2003.

   In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect the Company's current accounting for derivative instruments or hedging activities and therefore will have no effect on the Company's financial condition or results of operations.

   In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires an issuer to classify certain financial instruments, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company does not have any instruments with such characteristics and does not expect SFAS No. 150 to have a material impact on the financial condition or results of operations.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Restricted Cash Balances

   The Company held restricted cash balances of $9.4 million and $11.0 million related to borrower escrow accounts at September 30, 2003 and June 30, 2003, respectively, and $0.2 million and $6.0 million related to deposits for future settlement of interest rate swap contracts at September 30, 2003 and June 30, 2003, respectively.

2.  Loan and Lease Receivables
   Loan and lease receivables -- available for sale were comprised of the following (in thousands):


                                                        September 30,   June 30,
                                                            2003          2003
                                                        -------------   --------
Real estate secured loans (a) ......................      $164,772      $270,096
Leases, net of unearned income of $550 and $668 (b)          3,386         4,154
                                                          --------      --------
                                                           168,158       274,250
Less: allowance for credit losses on loan and lease
  receivables
  available for sale................................         5,470         2,848
                                                          --------      --------
                                                          $162,688      $271,402
                                                          ========      ========

---------------
(a) Includes deferred direct loan origination costs of $2.6 million and $6.8 million at September 30, 2003 and June 30, 2003, respectively.
(b) Includes deferred direct lease origination costs of $14 thousand and $28 thousand at September 30, 2003 and June 30, 2003, respectively.

   Real estate secured loans have contractual maturities of up to 30 years.

   At September 30, 2003 and June 30, 2003, the accrual of interest income was suspended on real estate secured loans of $11.9 million and $5.4 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $3.7 million and $1.4 million at September 30, 2003 and June 30, 2003, respectively.

   Average balances of non-accrual loans were $9.1 million for the three months ended September 30, 2003 and $8.6 million for the 2003 fiscal year.

   Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

   Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance and deferment advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent principal and interest and may pay fees, including taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Loan and lease receivables -- Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, the Company can avoid exceeding specified limits on delinquencies

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

2.  Loan and Lease Receivables (continued)

and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company's ability to repurchase these loans does not disqualify it for sale accounting under SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

3.  Interest-Only Strips

   The activity for interest-only strip receivables for the three months ended September 30, 2003 and 2002 were as follows (in thousands):


                                                                September 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Balance at beginning of period ..........................    $598,278   $512,611
Initial recognition of interest-only strips .............         950     44,126
Cash flow from interest-only strips .....................     (56,222)   (33,464)
Required purchases of additional overcollateralization ..       7,660     17,128
Interest accretion ......................................      10,828     10,747
Net temporary adjustments to fair value (a) .............      (5,960)     4,792
Other than temporary fair value adjustment (a) ..........      (9,951)   (12,078)
                                                             --------   --------
Balance at end of period ................................    $545,583   $543,862
                                                             ========   ========

---------------
(a) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At September 30, 2003 and 2002, the fair value of overcollateralization related cash flows were $263.5 million and $251.0 million, respectively.

   Beginning in the second quarter of fiscal 2002 and on a quarterly basis thereafter, the Company increased the prepayment rate assumptions used to value its securitization assets, thereby decreasing the fair value of these assets. However, because the Company's prepayment rates as well as those throughout the mortgage industry continued to remain at higher than expected levels due to continuous declines in interest rates during this period to 40-year lows, the Company's prepayment experience exceeded even our revised assumptions. As a result, over the last eight quarters the Company has recorded cumulative pre-tax write downs to its interest-only strips in the aggregate amount of $138.8 million and pre-tax adjustments to the value of servicing rights of $13.2 million, for total adjustments of $152.0 million, mainly due to the higher than expected prepayment experience. Of this amount, $95.9 million was expensed through the income statement and $56.1 million resulted in a write down through other comprehensive income, a component of stockholders' equity.

   During the three months ended September 30, 2003, the Company recorded total pre-tax valuation adjustments on its securitization assets of $16.7 million, of which $10.8 million was charged to the income

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

3.  Interest-Only Strips (continued)

statement and $5.9 million was charged to other comprehensive income. The breakout of the total adjustments in the first three months of fiscal 2004 between interest-only strips and servicing rights was as follows:

   o The Company recorded total pre-tax valuation adjustments on its interest only-strips of $15.8 million, of which, in accordance with EITF 99-20, $9.9 million was charged to the income statement and $5.9 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

   o The Company recorded total pre-tax valuation adjustments on its servicing rights of $0.8 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in the first quarter of fiscal 2004 due to the continuing low interest rate environment.

   The long duration of historically low interest rates has given borrowers an extended opportunity to engage in mortgage refinancing activities which resulted in elevated prepayment experience. The persistence of historically low interest rate levels, unprecedented in the last 40 years, has made the forecasting of prepayment levels in future fiscal periods difficult. The Company had assumed that the decline in interest rates had stopped and a rise in interest rates would occur in the near term. Consistent with this view, the Company had utilized derivative financial instruments to manage interest rate risk exposure on its loan production and loan pipeline to protect the fair value of these fixed rate items against potential increases in market interest rates. Based on current economic conditions and published mortgage industry surveys including the Mortgage Bankers Association's Refinance Indexes available at the time of the Company's quarterly revaluation of its interest-only strips and servicing rights, and its own prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. The Mortgage Bankers Association of America has forecast as of September 15, 2003 that mortgage refinancings as a percentage share of total mortgage originations will decline from 71% in the first quarter of calendar 2003 to 39% in the first quarter of calendar 2004 and to 25% in the second quarter of calendar 2004. The Mortgage Bankers Association of America has also projected in its September 2003 economic forecast that the 10-year treasury rate (which generally affects mortgage rates) will increase over the next three quarters. As a result of the Company's analysis of these factors, it has increased its prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to our historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value its securitization assets and its actual experience may have a significant adverse impact on the value of these assets.

   The following tables detail the pre-tax write downs of the securitization assets by quarter and details the impact to the income statement and to other comprehensive income in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and EITF 99-20 as they relate to interest-only strips and SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" as it relates to servicing rights (in thousands):

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

3.  Interest-Only Strips (continued)

Fiscal Year 2004:


                                                                                                           Income         Other
                                                                                               Total      Statement   Comprehensive
                                      Quarter Ended                                         Write down     Impact     Income Impact
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2003......................................................................      $16,658      $10,795        $5,863


Fiscal Year 2003:


                                                                                                           Income         Other
                                                                                               Total      Statement   Comprehensive
                                      Quarter Ended                                         Write down     Impact     Income Impact
----------------------------------------------------------------------------------------    ----------    ---------   -------------
September 30, 2002......................................................................      $16,739      $12,078       $ 4,661
December 31, 2002.......................................................................       16,346       10,568         5,778
March 31, 2003..........................................................................       16,877       10,657         6,220
June 30, 2003...........................................................................       13,293       11,879         1,414
                                                                                              -------      -------       -------
Total Fiscal 2003.......................................................................      $63,255      $45,182       $18,073
                                                                                              =======      =======       =======


Fiscal Year 2002:


                                                                                                           Income         Other
                                                                                               Total      Statement   Comprehensive
                                      Quarter Ended                                         Write down     Impact     Income Impact
----------------------------------------------------------------------------------------    ----------    ---------   -------------
December 31, 2001.......................................................................      $11,322      $ 4,462       $ 6,860
March 31, 2002..........................................................................       15,513        8,691         6,822
June 30, 2002...........................................................................       17,244        8,900         8,344
                                                                                              -------      -------       -------
Total Fiscal 2002.......................................................................      $44,079      $22,053       $22,026
                                                                                              =======      =======       =======

---------------
Note: The impacts of prepayments on our securitization assets in the quarter ended September 30, 2001 were not significant.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

4.  Servicing Rights

   Activity for the loan and lease servicing rights asset for the three months ended September 30, 2003 and 2002 were as follows (in thousands):


                                                                September 30,
                                                               2003       2002
                                                             --------   --------
Balance at beginning of year ............................    $119,291   $125,288
Initial recognition of servicing rights .................          --     12,193
Amortization ............................................     (12,375)   (8,625)
Write down ..............................................        (844)        --
                                                             --------   --------
Balance at end of year ..................................    $106,072   $128,856
                                                             ========   ========


   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. During the first quarter of fiscal 2004, we recorded total pre-tax valuation adjustments on our servicing rights of $0.8 million, which was charged to the income statement.

5.  Other Assets and Other Liabilities

   Other assets were comprised of the following (in thousands):


                                                        September 30,   June 30,
                                                            2003          2003
                                                        -------------   --------
Goodwill ...........................................       $15,121       $15,121
Real estate owned ..................................         4,566         4,776
Financing costs, debt offerings ....................         3,803         3,984
Due from securitization trusts for servicing
  related activities................................         1,202         1,344
Investments held to maturity .......................           870           881
Other ..............................................         2,890         4,346
                                                           -------       -------
                                                           $28,452       $30,452
                                                           =======       =======


   Other liabilities were comprised of the following (in thousands):


                                                        September 30,   June 30,
                                                            2003          2003
                                                        -------------   --------
Obligation for repurchase of securitized loans .....       $29,036       $27,954
Unearned lease incentives ..........................        13,027         9,465
Commitments to fund closed loans ...................        11,039        35,187
Escrow deposits held ...............................         9,386        10,988
Deferred rent incentive ............................         1,314            --
Hedging liabilities, at fair value .................            --         6,335
Periodic advance guarantee .........................           450           650
Trading liabilities, at fair value .................           157           334
Other ..............................................           804         1,077
                                                           -------       -------
                                                           $65,213       $91,990
                                                           =======       =======


   See Note 2 for an explanation of the obligation for the repurchase of securitized loans.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

6.  Subordinated Debt and Warehouse Lines and Other Notes Payable

   Subordinated debt was comprised of the following (in thousands):


                                                        September 30,   June 30,
                                                            2003          2003
                                                        -------------   --------
Subordinated debt (a) ..............................      $672,252      $702,423
Subordinated debt - money market notes (b) .........        15,333        17,117
                                                          --------      --------
Total subordinated debt ............................      $687,585      $719,540
                                                          ========      ========


   Warehouse lines and other notes payable were comprised of the following (in thousands):


                                                        September 30,   June 30,
                                                            2003          2003
                                                        -------------   --------
Warehouse and operating revolving line of credit
  (c)...............................................      $ 46,626      $     --
Warehouse and operating revolving line of credit
  (d)...............................................            --        30,182
Warehouse revolving line of credit (e) .............        38,248       136,098
Warehouse revolving line of credit (f) .............        23,806        19,671
Capitalized leases (g) .............................           730           807
Bank overdraft (h) .................................            --        26,158
                                                          --------      --------
Total warehouse lines and other notes payable ......      $109,410      $212,916
                                                          ========      ========

---------------
(a) Subordinated debt due October 2003 through October 2013, interest rates ranging from 3.50% to 13.00%; average rate at September 30, 2003 was 8.89%, average remaining maturity was 19.9 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debt including money market notes was 8.78% at September 30, 2003.
(b) Subordinated debt - money market notes due upon demand, interest rate at 4.0%; subordinated to all of the Company's senior indebtedness.
(c) $200.0 million warehouse and operating revolving line of credit with JPMorgan Chase Bank entered into on September 22, 2003, but limited to $80.0 million borrowing capacity at September 30, 2003 and contingent upon the closing of an additional credit facility. Once the additional credit facility was closed on October 14, 2003, the full $200.0 million became available. Interest rates on the advances under this facility are based upon one-month LIBOR plus a margin. Obligations under the facility are collateralized by pledged loans.
(d) $50.0 million warehouse and operating revolving line of credit with JPMorgan Chase Bank, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips which was replaced for warehouse lending purposes by the $200.0 million facility on September 22, 2003. Pursuant to an amendment, this facility remained in place as an $8.0 million letter of credit facility to secure lease obligations for corporate office space. The amount of the letter of credit was $8.0 million at September 30, 2003 and will decrease over the term of the lease.
(e) Originally a $200.0 million warehouse line of credit with Credit Suisse First Boston Mortgage Capital, LLC. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at Credit Suisse's discretion. Subsequent to June 30, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to September 30, 2003. The expiration date was subsequently extended to October 17, 2003, but no new advances were permitted under this facility subsequent to September 30, 2003. This facility was paid down in full on October 16,

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

6.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

    2003. The interest rate on the facility was based on one-month LIBOR plus a margin. Advances under this facility were collateralized by pledged loans.
(f) $25.0 million warehouse line of credit facility from Residential Funding Corporation. Under this warehouse facility, advances may be obtained, subject to specific conditions described in the agreements. However, we were not in compliance with the financial covenants in this facility at September 30, 2003 and as a condition of obtaining a waiver for non-compliance, the Company was not permitted further advances under this line. Interest rates on the advances were based on one-month LIBOR plus a margin. The obligations under this agreement were collateralized by pledged loans. This facility was paid down in full on October 16, 2003 and it expired pursuant to its terms on October 31, 2003.
(g) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.
(h) Overdraft amount on bank accounts paid on the following business day.

   Principal payments on subordinated debt, warehouse lines and other notes payable for the next five years are as follows (in thousands): period ending September 30, 2004 - $397,390; 2005 - $167,464; 2006 - $163,379; 2007 -
$27,616; and, 2008 - $14,043.

   At September 30, 2003, warehouse lines and other notes payable were collateralized by $123.2 million of loan and lease receivables and $1.0 million of computer equipment.

   In addition to the above, the Company had available to it a $5.0 million operating line of credit expiring January 2004, fundings to be collateralized by investments in the 99-A lease securitization trust and Class R and X certificates of Mortgage Loan Trust 2001-2. This line was unused at September 30, 2003.

   Until its expiration, the Company also had available a $300.0 million mortgage conduit facility. This facility expired pursuant to its terms on July 5, 2003. At September 30, 2003, $36.0 million was outstanding under this facility. The facility provided for the sale of loans into an off-balance sheet facility with UBS Principal Finance, LLC, an affiliate of UBS Warburg. This facility was paid down in full on October 16, 2003.

   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 0.95% to LIBOR plus 1.75%. The weighted-average interest rate paid on the revolving credit facilities was 2.80% and 2.24% at September 30, 2003 and June 30, 2003, respectively.

   The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio of limits that the Company must meet as a condition to drawing on a particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and at the option of the lender, entitles the lender to, among other things, terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender or other third party or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities would result in defaults pursuant to cross-default provisions of our other agreements, including but not limited to, other loan agreements, lease agreements and other agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers would have a material adverse effect on the Company's liquidity and capital resources.

   As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities at June 30, 2003 (one for $50.0 million and the other for $200.0 million, which was reduced to $50.0 million). The Company

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

6.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

has requested and obtained waivers from these covenant provisions from both lenders. The lender under the $50.0 million warehouse credit facility has granted the Company a waiver for its non-compliance with a financial covenant in that credit facility through September 30, 2003. The Company also entered into an amendment to the $200.0 million credit facility which provides for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the expiration date of this facility from November 2003 to September 30, 2003. The Company entered into subsequent amendments to this credit facility which extended the expiration date until October 17, 2003. This facility was paid down in full on October 16, 2003 and expired on October 17, 2003.

   In addition, in light of the loss for the first quarter of fiscal 2004, the Company requested and obtained waivers or amendments to several credit facilities to address its non-compliance with certain financial covenants as of September 30, 2003.

   The lender under the $25.0 million credit facility agreed to amend such facility in light of the Company's non-compliance at September 30, 2003 with the requirement that its net income not be less than zero for two consecutive quarters. Pursuant to the revised terms of the Company's agreement with this lender, no additional advances may be made under this facility after September 30, 2003. This facility was paid down in full on October 16, 2003 and expired pursuant to its terms on October 31, 2003.

   The terms of our new $200.0 million credit facility, as amended, require, among other things, that our registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003 and that we have a minimum net worth of $25.0 million at October 31, 2003 and November 30, 2003. An identical minimum net worth requirement applies to an $8.0 million letter of credit facility with the same lender. The lender under the $200.0 million facility agreed to extend the deadline for our registration statement to be declared effective by the SEC to November 10, 2003. This lender also verbally agreed (with written documentation pending) to waive the minimum net worth requirement at October 31, 2003 under the $200.0 million credit facility and the $8.0 million letter of credit facility. We cannot assure you that we will be able to obtain this waiver in writing or whether the terms of the written waiver will impose any conditions on us.

   Some of the Company's financial covenants in other credit facilities have minimal flexibility and it cannot say with certainty that it will continue to comply with the terms of all debt covenants. There can be no assurance as to whether or in what form a waiver or modification of terms of these agreements would be granted the Company.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (this condition was satisfied by the closing of the $250.0 million facility described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

6.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

loans and leases we service for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debt not to exceed $705.0 million at any time, its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio and its registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003.

   On October 3, 2003, the lender on the new $200.0 million credit facility agreed to extend the date by which the Company must close an additional credit facility of at least $200.0 million from October 3, 2003 to October 8, 2003. The Company subsequently obtained a waiver from this lender which extended this required closing date for obtaining the additional credit facility to October 14, 2003.

   On October 14, 2003, the Company entered into definitive agreements with a warehouse lender for a revolving mortgage loan warehouse credit facility of up to $250.0 million to fund loan originations. The $250.0 million facility has a term of three years with an interest rate on amounts outstanding equal to the one-month LIBOR plus a margin and the yield maintenance fees (as defined in the agreements). The Company also agreed to pay fees of $8.9 million upon closing and approximately $10.3 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility, as well as the lender's out-of-pocket expenses. Advances under this facility are collateralized by specified pledged loans and additional credit support was created by granting a security interest in substantially all of the Company's interest-only strips and residual interests which the Company contributed to a special purpose entity organized by it to facilitate this transaction.

   This $250.0 million facility contains representations and warranties, events of default and covenants which are customary for facilities of this type, as well as our agreement to: (i) restrict the total amount of indebtedness outstanding under the indenture related to the Company's subordinated debt to $750.0 million or less; (ii) make quarterly reductions commencing in April
2004 of an amount of subordinated debt pursuant to the formulas set forth in the loan agreement; (iii) maintain maximum interest rates offered on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (iv) maintain minimum cash and cash equivalents of not less than $10.0 million. In addition to events of default which are typical for this type of facility, an event of default would occur if: (1) the Company is unable to sell subordinated debt for more than three consecutive weeks or on more than two occasions in a 12 month period;
and (2) certain members of management are not executive officers and a satisfactory replacement is not found within 60 days. The definitive agreements grant the lender an option for a period of 90 days commencing on the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees and interest payable by the Company.

   On October 16, 2003, the Company refinanced through a mortgage warehouse conduit facility $40.0 million of loans that were previously held in an off-balance sheet mortgage conduit facility which expired pursuant to its terms in July 2003. The Company also refinanced an additional $133.5 million of mortgage loans in the new conduit facility which were previously held in other warehouse facilities, including the $50.0 million warehouse facility which expired on October 17, 2003. The more favorable advance rate under this conduit facility as compared to the expired facilities, which previously held these loans, along with loans fully funded with Company cash resulted in the Company's receipt of $17.0 million in cash. On October 31, 2003, the Company completed a privately-placed securitization of the $173.5 million of loans, with servicing released, that had been transferred to this conduit facility. The terms of this conduit facility provide that it will terminate upon the disposition of the loans held by it.

   Under a registration statement declared effective by the SEC on October 3, 2002, the Company registered $315.0 million of subordinated debt. This registration statement expired on October 31, 2003. In June 2003, the Company filed a new registration statement with the SEC to register an additional

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

6.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

$295.0 million of subordinated debt, which had not been declared effective by the SEC as of October 31, 2003.

   In the event the Company is unable to offer additional subordinated debentures for any reason, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

   The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses. No assurance can be given that the Company will be able to successfully implement the contingent financial restructuring plan, if necessary, and repay the subordinated debentures when due.

   The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

   In September 2002, the Company entered into a series of leases for computer equipment, which qualify as capital leases. The total principal amount of debt to be recorded under these leases is $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $7.6 million in the three months ended
September 30, 2003 and $0.4 million during the fiscal year ended June 30, 2003.

7.  Legal Proceedings

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against our subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and the action was dismissed on September 23, 2003. The matter did not have a material effect on our consolidated financial position or results of operations. Our lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, in addition to the Calvin Hale action described above. Due to our current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on its consolidated financial position or results of operations. However, due

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

7.  Legal Proceedings (continued)

to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of our control, our estimated liability under these proceedings may change or actual results may differ from its estimates.

   Additionally, court decisions in litigation to which we are not a party may also affect our lending activities and could subject us to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -
01T3), dated April 24, 2003, to which we are not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. This case has been appealed to the New Jersey Supreme Court which has agreed to hear this case. We expect that, as a result of the publicity surrounding predatory lending practices and this recent New Jersey court decision regarding the Parity Act, we may be subject to other class action suits in the future.

   In addition, from time to time, we are involved as plaintiff or defendant in various other legal proceedings arising in the normal course of our business. While we cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on our financial position, results of operations or liquidity.

8.  Commitments

Lease Agreements

   The Company moved its corporate headquarters from Bala Cynwyd, Pennsylvania to Philadelphia, Pennsylvania on July 7, 2003. The Company leases office space for its corporate headquarters in Philadelphia, Pennsylvania. The current lease term expires in June 2014. The terms of the rental agreement require increased payments annually for the term of the lease with average minimum annual rental payments of $4.2 million. The Company has entered into contracts, or may engage parties in the future, related to the relocation of its corporate headquarters such as contracts for building improvements to the leased space, office furniture and equipment and moving services. The provisions of the lease and local and state grants provided the Company with reimbursement of a substantial amount of its costs related to the relocation, subject to certain conditions and limitations. The Company does not believe its unreimbursed expenses or unreimbursed cash outlay related to the relocation will be material to its operations.

   The lease requires the Company to maintain a letter of credit in favor of the landlord to secure the Company's obligations to the landlord throughout the term of the lease. The amount of the letter of credit is currently
$8.0 million and will decline over time to $4.0 million. The letter of credit is currently issued by JPMorgan Chase.

   The Company continues to lease some office space in Bala Cynwyd under a five-year lease expiring in November 2004 at an annual rental of approximately $0.7 million. The Company performs its loan servicing and collection activities at this office, but expects to relocate these activities to its Philadelphia office.

   In May 2003, the Company moved its regional processing center to a different location in Roseland, New Jersey. The Company leases the office space in Roseland, New Jersey and the nine-year lease expires in January 2012. The terms of the rental agreement require increased payments periodically for the term of the lease with average minimum annual rental payments of $0.8 million. The expenses and cash outlay related to the relocation were not material to the Company's operations.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

8.  Commitments (continued)

Periodic Advance Guarantees

   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   The Company adopted Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance, the Company has recorded a $0.4 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

9.  Derivative Financial Instruments

Hedging Activity

   A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date of securitization. The Company may, from time to time, utilize hedging strategies to mitigate the effect of changes in interest rates between the date loans are originated and the date the fixed rate pass-through certificates to be issued by a securitization trust are priced, a period typically less than 90 days.

   No derivative financial instruments were utilized for hedging activities during the three months ended September 30, 2003. The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedges for the three-month periods ended September 30, 2003 and 2002. Any ineffectiveness related to hedging transactions during the period was immaterial.

   Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                    Three Months
                                                                       Ended
                                                                   September 30,
                                                                        2002
                                                                   -------------
Offset by gains and losses recorded on securitizations:
Losses on derivative financial instruments .....................      $(2,839)
Offset by gains and losses recorded on the fair value of hedged items:
Losses on derivative financial instruments .....................      $  (967)
Amount settled in cash - paid ..................................           --

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

9.  Derivative Financial Instruments (continued)

Hedging Activity (continued)

   There were no outstanding derivative contracts accounted for as hedges on September 30, 2003. At September 30, 2002, the outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):


                                                            Three Months Ended
                                                            September 30, 2002
                                                           ---------------------
                                                           Notional   Unrealized
                                                            Amount       Loss
                                                           --------   ----------
Forward starting interest rate swaps ..................    $80,000       $967


Trading Activity

   The Company recorded the following gains and losses on forward starting interest rate swap contracts classified as trading for the three month periods ended September 30, 2003 and 2002 (in thousands):


                                                                 Three Months
                                                                     Ended
                                                                 September 30,
                                                               -----------------
                                                                2003       2002
                                                               -------   -------
Trading Gains/(Losses) on forward starting interest rate
  swaps:
Related to loan pipeline ..................................    $    --   $(2,517)
Related to whole loan sales ...............................    $ 5,097   $    --
Amount settled in cash - (paid) ...........................    $(1,212)  $    --


   At September 30, 2003, there were no outstanding derivative financial instruments utilized to manage interest rate risk on loans in our pipeline or expected to be sold in whole loan sale transactions. At September 30, 2002, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans in the Company's pipeline and associated unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):


                                                            Three Months Ended
                                                            September 30, 2002
                                                           ---------------------
                                                           Notional   Unrealized
                                                            Amount       Loss
                                                           --------   ----------
Forward starting interest rate swaps ..................    $220,000     $2,517

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

9.  Derivative Financial Instruments (continued)

Trading Activity (continued)

   For the quarter ended September 30, 2003 the Company recorded a net gain of $11 thousand compared to a net loss of $0.7 million for the quarter ended September 30, 2002 on an interest rate swap contract which is not designated as an accounting hedge. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract for the three months ended September 30, 2002 was due to decreases in the interest rate swap yield curve during the periods the contract was in place. Included in the $11 thousand net gain recorded for the three months ended September 30, 2003 were unrealized gains of $177 thousand representing the net change in the fair value of the contract during the period and $166 thousand of cash losses paid during the period. Included in the $0.7 million net loss recorded for the three months ended September 30, 2002 were unrealized losses of $0.4 million representing the net change in the fair value of the contract during the prior year period and $0.3 million of cash losses paid during the prior year period. The cumulative net unrealized loss of $157 thousand is included as a reduction to the trading liability in Other liabilities. Terms of the interest rate swap contract at September 30, 2003 were as follows (dollars in thousands):

Notional amount ..................................................   $    29,257
Rate received - Floating (a) .....................................         1.20%
Rate paid - Fixed ................................................         2.89%
Maturity date ....................................................    April 2004
Unrealized loss ..................................................   $       157
Sensitivity to 0.1% change in interest rates .....................   $         9


10.  Reconciliation of Basic and Diluted Earnings Per Common Share

   Following is a reconciliation of the Company's basic and diluted earnings per share calculations (in thousands, except per share data):


                                                                 Three Months
                                                                     Ended
                                                                 September 30,
                                                               -----------------
                                                                 2003      2002
                                                               --------   ------
Earnings
(a) Net Income (Loss) .....................................    $(26,268)  $1,821
Average Common Shares
(b) Average common shares outstanding .....................       2,947    2,856
  Average potentially dilutive shares .....................         (i)      129
                                                               --------   ------
(c) Average common and potentially dilutive shares ........       2,947    2,985
                                                               ========   ======
Earnings (Loss) Per Common Share
Basic (a/b) ...............................................    $  (8.91)  $ 0.64
Diluted (a/c) .............................................    $  (8.91)  $ 0.61

---------------
(i)  Anti-dilutive

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

11.  Stock Option and Stock Incentive Plans

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years.

   The Company accounts for stock options issued under these plans using the intrinsic value method, and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method, pro forma net income and earnings per share would have been as follows (in thousands, except per share data):


                                                                 Three Months
                                                                    Ended
                                                                 September 30,
                                                               -----------------
                                                                 2003      2002
                                                               --------   ------
Net income
 As reported ..............................................    $(26,268)  $1,821
 Stock based compensation costs, net of tax effects,
  determined under fair value method for all awards........        (182)     (59)
                                                               --------   ------
Pro forma .................................................    $(26,450)  $1,762
                                                               ========   ======
Earnings per share - basic
 As reported ..............................................    $  (8.91)  $ 0.64
 Pro forma ................................................    $  (8.94)  $ 0.62
Earnings per share - diluted
 As reported ..............................................    $  (8.91)  $ 0.61
 Pro forma ................................................    $  (8.94)  $ 0.59


12.  Segment Information

   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

   The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers and loans secured by one-to-four family residential real estate.

   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

   The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                               September 30, 2003

12.  Segment Information (continued)

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.


                                                                    Treasury
                                                         Loan         and                                Reconciling
Three months ended September 30, 2003:               Origination    Funding    Servicing    All Other       Items      Consolidated
                                                     -----------    --------   ---------    ---------    -----------   ------------
External revenues:
 Gain on sale of loans
   Securitizations................................     $    799     $     --    $    --      $     --     $      --      $    799
   Whole loan sales...............................        2,921           --         --            --            --         2,921
 Interest income .................................        3,771            7        136        11,109            --        15,023
 Non-interest income .............................          605           --     13,219            --       (12,366)        1,458
Inter-segment revenues ...........................           --       18,078         --         4,609       (22,687)           --
Operating expenses:
 Interest expense ................................        6,723       16,106       (272)       12,339       (18,078)       16,818
 Non-interest expense ............................       18,127        1,515     11,296         2,256            --        33,194
 Depreciation and amortization ...................          594           16         29         1,123            --         1,762
 Securitization assets valuation
   adjustments....................................           --           --         --        10,795            --        10,795
              Inter-segment expense                      16,975           --         --            --       (16,975)           --
Income tax expense (benefit) .....................      (13,043)         170        875        (4,102)           --       (16,100)
                                                       --------     --------    -------      --------     ---------      --------
Net income (loss) ................................     $(21,280)    $    278    $ 1,427      $(6,693)     $      --      $(26,268)
                                                       ========     ========    =======      ========     =========      ========
Segment assets ...................................     $216,765     $222,497    $96,277      $533,203     $(118,236)     $950,506
                                                       ========     ========    =======      ========     =========      ========



                                                                    Treasury
                                                         Loan          and                               Reconciling
Three months ended September 30, 2002:               Origination     Funding   Servicing    All Other       Items      Consolidated
                                                     -----------    --------   ---------    ---------    -----------   ------------
External revenues:
 Gain on sale of loans
   Securitizations................................     $ 58,011     $     --    $     --     $     --     $     --       $ 58,011
   Whole loan sales...............................           35           --          --           --           --             35
 Interest income .................................        1,459          169         217       10,747           --         12,592
 Non-interest income .............................        2,143            1      10,277           --       (8,592)         3,829
Inter-segment revenues ...........................           --       18,314          --       18,192      (36,506)            --
Operating expenses:
 Interest expense ................................        5,721       16,819         (36)      12,893      (18,314)        17,083
 Non-interest expense ............................       12,289        2,836       9,809       15,521           --         40,455
 Depreciation and amortization ...................          848           31         307          525           --          1,711
 Securitization assets valuation
   adjustments....................................           --           --          --       12,078           --         12,078
 Inter-segment expense ...........................       26,784           --          --           --      (26,784)            --
Income tax expense (benefit) .....................        6,723         (505)        174       (5,073)          --          1,319
                                                       --------     --------    --------     --------     --------       --------
Net income (loss) ................................     $  9,283     $   (697)   $    240     $ (7,005)    $     --       $  1,821
                                                       ========     ========    ========     ========     ========       ========
Segment assets                                         $100,400     $204,732    $126,823     $577,653     $(90,898)      $918,710
                                                       ========     ========    ========     ========     ========       ========

Report of Independent Certified Public Accountants

American Business Financial Services, Inc.

Philadelphia, Pennsylvania

   We have audited the accompanying consolidated balance sheets of American Business Financial Services, Inc. and subsidiaries as of June 30, 2003 and 2002, and the related consolidated statements of income, stockholders' equity, and cash flow for each of the three years in the period ended June 30, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of American Business Financial Services, Inc. and subsidiaries as of June 30, 2003 and 2002, and the consolidated results of their operations and their cash flow for each of the three years in the period ended June 30, 2003 in conformity with accounting principles generally accepted in the United States of America.

/s/ BDO Seidman LLP

BDO Seidman LLP
Philadelphia, Pennsylvania
August 29, 2003, except for Note 1,
Business Conditions and Note 9, which
are as of September 22, 2003

          American Business Financial Services, Inc. and Subsidiaries
                          Consolidated Balance Sheets



                                                                 June 30,
                                                           ---------------------
                                                              2003        2002
                                                           ----------   --------
                                                            (dollar amounts in
                                                                thousands)
Assets
Cash and cash equivalents .............................    $   47,475   $108,599
Loan and lease receivables, net
   Available for sale..................................       271,402     57,677
   Interest and fees...................................        15,179     12,292
   Other...............................................        23,761      9,028
Interest-only strips (includes the fair value of
  overcollateralization related cash flows of $279,245
  and $236,629 at June 30, 2003 and 2002)..............       598,278    512,611
Servicing rights ......................................       119,291    125,288
Receivable for sold loans .............................        26,734         --
Prepaid expenses ......................................         3,477      3,640
Property and equipment, net ...........................        23,302     18,446
Other assets ..........................................        30,452     28,794
                                                           ----------   --------
Total assets ..........................................    $1,159,351   $876,375
                                                           ==========   ========
Liabilities
Subordinated debt .....................................    $  719,540   $655,720
Warehouse lines and other notes payable ...............       212,916      8,486
Accrued interest payable ..............................        45,448     43,069
Accounts payable and accrued expenses .................        30,352     13,690
Deferred income taxes .................................        17,036     35,124
Other liabilities .....................................        91,990     50,908
                                                           ----------   --------
Total liabilities .....................................     1,117,282    806,997
                                                           ----------   --------
Stockholders' equity
Preferred stock, par value $.001, authorized,
  3,000,000 shares at June 30, 2003 and 1,000,000
  shares at June 30, 2002; Issued and outstanding, none            --         --
Common stock, par value $.001, authorized, 9,000,000
  shares; Issued: 3,653,165 shares in 2003 and
  3,645,192 shares in 2002 (including Treasury shares
  of 706,273 in 2003 and 801,823 in 2002)..............             4          4
Additional paid-in capital ............................        23,985     23,985
Accumulated other comprehensive income ................        14,540     11,479
Retained earnings .....................................        13,104     47,968
Treasury stock, at cost ...............................        (8,964)   (13,458)
                                                           ----------   --------
                                                               42,669     69,978
Note receivable .......................................          (600)      (600)
                                                           ----------   --------
Total stockholders' equity ............................        42,069     69,378
                                                           ----------   --------
Total liabilities and stockholders' equity ............    $1,159,351   $876,375
                                                           ==========   ========



                See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                       Consolidated Statements of Income



                                                                                                          Year ended June 30,
                                                                                                   --------------------------------
                                                                                                      2003        2002       2001
                                                                                                   ---------    --------   --------
                                                                                                     (dollar amounts in thousands
                                                                                                         except per share data)
Revenues
Gain on sale of loans:
   Securitizations.............................................................................    $ 170,950    $185,580   $128,978
   Whole loan sales............................................................................          655       2,448      2,742
Interest and fees..............................................................................       19,395      18,890     19,840
Interest accretion on interest-only strips.....................................................       47,347      35,386     26,069
Servicing income...............................................................................        3,049       5,483      5,700
Other income...................................................................................           10         114          7
                                                                                                   ---------    --------   --------
Total revenues.................................................................................      241,406     247,901    183,336
                                                                                                   ---------    --------   --------
Expenses
Interest.......................................................................................       68,098      68,683     56,547
Provision for credit losses....................................................................        6,553       6,457      5,190
Employee related costs.........................................................................       41,601      36,313     28,897
Sales and marketing............................................................................       27,773      25,958     24,947
General and administrative.....................................................................      101,219      74,887     54,570
Securitization assets valuation adjustment.....................................................       45,182      22,053         --
                                                                                                   ---------    --------   --------
Total expenses.................................................................................      290,426     234,351    170,151
                                                                                                   ---------    --------   --------
Income (loss) before provision for income taxes................................................      (49,020)     13,550     13,185
Provision for income tax expense (benefit).....................................................      (19,118)      5,691      5,274
                                                                                                   ---------    --------   --------
Income (loss) before cumulative effect of a change in accounting principle.....................     (29,902)       7,859      7,911
Cumulative effect of a change in accounting principle..........................................           --          --        174
                                                                                                   ---------    --------   --------
Net income (loss)..............................................................................    $ (29,902)   $  7,859   $  8,085
                                                                                                   =========    ========   ========
Earnings (loss) per common share
Income (loss) before cumulative effect of a change in accounting principle:
   Basic.......................................................................................    $  (10.25)   $   2.68   $   2.08
   Diluted.....................................................................................    $  (10.25)   $   2.49   $   2.04
Net income (loss):
   Basic.......................................................................................    $  (10.25)   $   2.68   $   2.13
   Diluted.....................................................................................    $  (10.25)   $   2.49   $   2.08
Average common shares (in thousands):
   Basic.......................................................................................        2,918       2,934      3,797
   Diluted.....................................................................................        2,918       3,155      3,885




                See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Stockholders' Equity



                         Common Stock
                     --------------------                  Accumulated
                        Number               Additional       Other                                                 Total
(amounts in           of Shares               Paid-In     Comprehensive    Retained   Treasury       Note       Stockholders'
 thousands)          Outstanding   Amount     Capital         Income       Earnings    Stock      Receivable       Equity
                     -----------   ------    ----------   -------------    --------   --------    ----------    -------------
Balance, June 30,
 2000............        4,022       $ 4      $24,291        $ 5,458       $ 36,850   $ (3,888)     $  (600)      $ 62,115
Comprehensive
 income:
 Net income......           --        --           --             --          8,085         --           --          8,085
 Unrealized gains
 on interest-only
 strips..........           --        --           --          4,879             --         --           --          4,879
                       -------       ---      -------        -------       --------   --------      -------       --------
Total
 comprehensive
 income..........           --        --           --          4,879          8,085         --           --         12,964
Issuance of non-
 employee stock
 options.........           --        --         (333)            --             --         --           --           (333)
Cash dividends
 ($0.26 per
 share)..........           --        --           --             --         (1,013)        --           --         (1,013)
Repurchase of
 treasury shares.         (759)       --           --             --             --     (6,897)          --         (6,897)
Shares issued to
 directors.......            3        --           26             --             --         --           --             26
                       -------       ---      -------        -------       --------   --------      -------       --------
Balance, June 30,
 2001............        3,266         4       23,984         10,337         43,922    (10,785)        (600)        66,862
Comprehensive
 income:
 Net income......           --        --           --             --          7,859         --           --          7,859
 Unrealized gains
 on interest-only
 strips..........           --        --           --          1,142             --         --           --          1,142
                       -------       ---      -------        -------       --------   --------      -------       --------
Total
 comprehensive
 income..........           --        --           --          1,142          7,859         --           --          9,001
Stock dividend
 (10% of
 outstanding
 shares).........           --        --                          --         (2,979)     2,979           --             --
Cash dividends
 ($0.28 per
 share)..........           --        --           --             --           (834)        --           --           (834)
Repurchase of
 treasury shares.         (423)       --           --             --             --     (5,652)          --         (5,652)
Exercise of stock
 options.........            1        --            1             --             --         --           --              1
                       -------       ---      -------        -------       --------   --------      -------       --------
Balance, June 30,
 2002............        2,844         4       23,985         11,479         47,968    (13,458)        (600)        69,378
Comprehensive
 income (loss):
 Net loss........           --        --           --             --        (29,902)        --           --        (29,902)
 Unrealized gains
 on interest-only
 strips..........           --        --           --          3,061             --         --           --          3,061
                       -------       ---      -------        -------       --------   --------      -------       --------
Total
 comprehensive
 income (loss)...           --        --           --          3,061        (29,902)        --           --        (26,841)
Exercise of non
 employee stock
 options.........           57        --           --             --           (569)       619           --             50
Exercise of
 employee stock
 options.........            4        --           --             --            (31)        51           --             20
Shares issued to
 employees.......           38        --           --             --           (119)       492           --            373
Shares issued to
 directors.......            4        --           --             --            (28)        51           --             23
Stock dividend
 (10% of
 outstanding
 shares).........           --        --           --             --         (3,281)     3,281           --             --
Cash dividends
 ($0.32 per
 share)..........           --        --           --             --           (934)        --           --           (934)
                       -------       ---      -------        -------       --------   --------      -------       --------
Balance, June 30,
 2003............        2,947       $ 4      $23,985        $14,540       $ 13,104   $ (8,964)     $  (600)      $ 42,069
                       =======       ===      =======        =======       ========   ========      =======       ========




                See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                      Consolidated Statements of Cash Flow



                                                                                                      Year ended June 30,
                                                                                           ----------------------------------------
                                                                                               2003           2002         2001
                                                                                           -----------    -----------   -----------
                                                                                                 (dollar amounts in thousands)
Cash flows from operating activities
Net income (loss)......................................................................    $   (29,902)   $     7,859   $     8,085
Adjustments to reconcile net income (loss) to net cash used in operating activities:
   Gain on sales of loans -- Securitizations...........................................       (170,950)      (185,580)     (128,978)
   Depreciation and amortization.......................................................         53,614         40,615        30,434
   Interest accretion on interest-only strips..........................................        (47,347)       (35,386)      (26,069)
   Interest-only strips fair value adjustment..........................................         45,182         22,053            --
   Provision for credit losses.........................................................          6,553          6,457         5,190
Loans and leases originated for sale...................................................     (1,732,346)    (1,434,176)   (1,256,090)
Proceeds from sale of loans and leases.................................................      1,458,302      1,443,898     1,218,370
Principal payments on loans and leases.................................................         19,136         12,654         7,658
(Increase) decrease in accrued interest and fees on loan and lease receivables.........         (2,887)         4,257        (3,547)
Purchase of initial overcollateralization on securitized loans.........................        (10,641)            --            --
Required purchase of additional overcollateralization on securitized loans.............        (73,253)       (47,271)      (43,945)
Cash flow from interest-only strips....................................................        160,417        100,692        82,905
Increase (decrease) in prepaid expenses................................................            163           (183)       (1,248)
Increase in accrued interest payable...................................................          2,379         10,370        14,779
Increase (decrease) in accounts payable and accrued expenses...........................         17,037          5,366        (5,252)
Accrued interest payable reinvested in subordinated debt...............................         38,325         31,706        16,026
(Decrease) increase in deferred income taxes...........................................        (22,185)         4,595         4,930
Increase (decrease) in loans in process................................................          5,321            736        (4,012)
Other, net.............................................................................         (2,293)        (1,969)       (8,841)
                                                                                           -----------    -----------   -----------
Net cash used in operating activities..................................................       (285,375)       (13,307)      (89,605)
                                                                                           -----------    -----------   -----------
Cash flows from investing activities
Purchase of property and equipment, net................................................        (12,450)        (4,472)       (9,210)
Principal receipts and maturity of investments.........................................             36             28           751
                                                                                           -----------    -----------   -----------
Net cash used in investing activities..................................................        (12,414)        (4,444)       (8,459)
                                                                                           -----------    -----------   -----------

          American Business Financial Services, Inc. and Subsidiaries
                Consolidated Statements of Cash Flow (Continued)



                                                                                                         Year ended June 30,
                                                                                                  ---------------------------------
                                                                                                     2003        2002        2001
                                                                                                  ---------    ---------   --------
                                                                                                    (dollar amounts in thousands)
Cash flows from financing activities
Proceeds from issuance of subordinated debt...................................................    $ 181,500    $ 224,062   $217,694
Redemptions of subordinated debt..............................................................     (156,005)    (137,998)   (86,446)
Net borrowings (repayments) on revolving lines of credit......................................      179,594      (34,077)     8,095
Principal payments on lease funding facility..................................................       (2,129)      (3,345)    (3,866)
Principal payments under capital lease obligations............................................         (213)          --         --
Repayments of repurchase agreement............................................................           --           --     (3,605)
Net borrowings (repayments) of other notes payable............................................       26,158       (5,156)      (402)
Financing costs incurred......................................................................         (841)      (1,743)    (4,155)
Exercise of employee stock options............................................................           20            1         --
Exercise of non-employee stock options........................................................           50           --         --
Lease incentive receipts......................................................................        9,465           --         --
Cash dividends paid...........................................................................         (934)        (834)    (1,013)
Repurchase of treasury stock..................................................................           --       (5,652)    (6,897)
                                                                                                  ---------    ---------   --------
Net cash provided by financing activities.....................................................      236,665       35,258    119,405
                                                                                                  ---------    ---------   --------
Net (decrease) increase in cash and cash equivalents..........................................      (61,124)      17,507     21,341
Cash and cash equivalents at beginning of year................................................      108,599       91,092     69,751
                                                                                                  ---------    ---------   --------
Cash and cash equivalents at end of year......................................................    $  47,475    $ 108,599   $ 91,092
                                                                                                  =========    =========   ========
Supplemental disclosures:
Cash paid during the year for:
   Interest...................................................................................    $  27,394    $  26,729   $ 25,620
   Income taxes...............................................................................    $     787    $   1,511   $    662
Noncash transaction recorded for capitalized lease agreement:
   Increase in property and equipment.........................................................    $  (1,020)   $      --   $     --
   Increase in warehouse lines and other notes payable........................................    $   1,020    $      --   $     --




                See accompanying notes to financial statements.

          American Business Financial Services, Inc. and Subsidiaries
                   Notes to Consolidated Financial Statements
                                 June 30, 2003

1.  Summary of Significant Accounting Policies

Business
    American Business Financial Services, Inc. ("ABFS"), together with its subsidiaries (the "Company"), is a diversified financial services organization operating predominantly in the eastern and central portions of the United States. The Company originates, sells and services business purpose loans and home equity loans through its principal direct and indirect subsidiaries. The Company also processes and purchases home equity loans from other financial institutions through the Bank Alliance Services program.
    The Company's loans primarily consist of fixed interest rate loans secured by first or second mortgages on one-to-four family residences. The Company's customers are primarily credit-impaired borrowers who are generally unable to obtain financing from banks or savings and loan associations and who are attracted to our products and services. The Company originates loans through a combination of channels including a national processing center located at its centralized operating office in Philadelphia, Pennsylvania and a regional processing center in Roseland, New Jersey. The Company's centralized operating office was located in Bala Cynwyd, Pennsylvania prior to July 7, 2003. Prior to June 30, 2003 the Company also originated home equity loans through several retail branch offices. Effective June 30, 2003, the Company no longer originates home equity loans through retail branch offices. In addition, the Company offers subordinated debt securities to the public, the proceeds of which are used for repayment of existing debt, loan originations, operations (including repurchases of delinquent assets from securitization trusts), investments in systems and technology and for general corporate purposes.

    Effective December 31, 1999, the Company de-emphasized and subsequent to that date, discontinued the equipment leasing origination business but continues to service the remaining portfolio of leases.

Business Conditions
    For its ongoing operations, the Company depends upon frequent financings, including the sale of unsecured subordinated debt securities, borrowings under warehouse credit facilities or lines of credit and the sale of loans through publicly underwritten securitizations. If the Company is unable to renew or obtain adequate funding on acceptable terms through its sale of subordinated debt securities or under a warehouse credit facility, or other borrowings, the lack of adequate funds would adversely impact liquidity and reduce profitability or result in losses. If the Company is unable to securitize or otherwise sell its loans, its liquidity would be reduced and it may incur losses. To the extent that the Company is not successful in maintaining or replacing existing subordinated debt securities upon maturity, or maintaining adequate warehouse credit facilities or lines of credit, or securitizing and selling its loans, it may have to limit future loan originations and further restructure its operations. Limiting loan originations or restructuring operations could impair the Company's ability to repay subordinated debt at maturity and may result in losses. The Company has historically experienced negative cash flow from operations since 1996 primarily because in general, its business strategy of selling loans through securitization has not generated cash flow immediately. For the fiscal year ended June 30, 2003, the Company experienced negative cash flow from operations of $285.4 million.

    In fiscal 2003, the Company recorded a net loss of $29.9 million. The loss was primarily due to the Company's inability to complete its typical quarterly securitization of loans during the fourth quarter of the fiscal year ended June 30, 2003 and to $45.2 million of pre-tax charges for valuation adjustments (compared to $22.1 million of valuation adjustments in the fiscal year ended June 30, 2002) recorded on the Company's securitization assets during the fiscal year ended June 30, 2003. The valuation adjustments reflect the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during most of 2003, which has impacted the entire mortgage industry. The valuation adjustment recorded on securitization assets in fiscal 2003 was reduced by a $17.9 million favorable

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

valuation impact to the income statement as a result of reducing the discount rates applied in valuing the securitization assets at June 30, 2003. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from the Company's interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003. See Note 4 for more details on the valuation adjustments.

    The Company's inability to complete its typical publicly underwritten securitization during the fourth quarter of fiscal 2003 also adversely impacted the Company's short-term liquidity position. In addition, further advances under a non-committed portion of one of the Company's credit facilities were subject to the discretion of the lender and from June 30, 2003 to August 20, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to no later than September 30, 2003. The Company also had a $300.0 million mortgage conduit facility with a financial institution that enabled the Company to sell its loans into an off-balance sheet facility, which expired pursuant to its terms on July 5, 2003. At June 30, 2003, of the $516.1 million in revolving credit and conduit facilities available to the Company, $453.4 million was drawn upon. The Company's revolving credit facilities and mortgage conduit facility had $62.7 million of unused capacity available at June 30, 2003, which significantly reduced its ability to fund future loan originations until it sells existing loans, extends or expands existing credit facilities or adds new credit facilities. The Company can provide no assurances that it will be able to sell all of its loans, extend or expand existing facilities or add new credit facilities.

    The Company undertook specific remedial actions to address short-term liquidity concerns including entering into an agreement on June 30, 2003 with an investment bank to sell up to $700.0 million of mortgage loans, subject to the satisfactory completion of the purchaser's due diligence review and other conditions, and soliciting bids and commitments from other participants in the whole loan sale market. In total, through August 29, 2003, the Company sold approximately $453.2 million of loans in whole loan sales. The process of selling loans is continuing. The Company also suspended paying quarterly dividends on its common stock.

    On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding our loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (which condition would be satisfied by the closing of the $250.0 million facility described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. Prior to the closing of the second facility, borrowing capacity on this $200.0 million credit facility is limited to $80.0 million. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans, which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans and leases serviced for others) at the end of each fiscal quarter of less than 12.0%, the Company's subordinated debt not to exceed $705.0 million at any time, its ownership of an amount of repurchased loans not to exceed 1.5% of the managed portfolio and its registration statement registering $295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003.

    On September 22, 2003, the Company executed a commitment letter for a mortgage warehouse credit facility with a warehouse lender, which consists of a senior secured revolving credit facility of up to $225.0 million to fund loan originations and a secured last out revolver facility up to $25.0 million. The commitment letter is subject to certain conditions, including, among other things: (i) entering into definitive agreements, except as provided in the commitment letter; (ii) the absence of a material adverse change in the Company's business, operations, property, condition (financial or otherwise) or prospects of it or its affiliates; and (iii) the receipt of another credit facility in an amount not less than $200.0 million, subject to terms and conditions acceptable to this lender (which condition is satisfied by the new $200.0 million facility described above). The commitment letter provides that these facilities will have a term of three years with an interest rate on amounts outstanding under the $225.0 million portion of the credit facility equal to the greater of one-month LIBOR plus a margin or the difference between the yield maintenance fee (as defined in the commitment letter) and the one-month LIBOR plus a margin. Advances under this facility would be collateralized by substantially all of the Company's present and future assets including pledged loans and a security interest in substantially all of its interest-only strips and residual interests which will be contributed to a special purpose entity organized by the Company to facilitate this transaction. The Company also agreed to pay fees of approximately $14.6 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility and the lender's out-of-pocket expenses.

    The Company anticipates that these facilities will be subject to representations and warranties, events of default and covenants which are customary for facilities of this type, as well as its agreement to: (i) maintain sales or renewals of our subordinated debt securities of $10.0 million per month; (ii) restrict total principal and interest outstanding on its subordinated debt to $750.0 million or less; (iii) make quarterly reductions commencing in April 2004 of an amount of subordinated debt outstanding to be determined; (iv) maintain maximum interest rates payable on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (v) the lender's receipt of the Company's audited financial statements for the period ended June 30, 2003. The definitive agreements will grant the lender an option at any time after the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees payable by the Company plus additional interest as may be required by the institutions or investors providing the lender with these additional funds.
The commitment letter requires that the Company enter into definitive agreements not later than October 17, 2003. While the Company anticipates that it will close this transaction prior to such date, it cannot provide assurance that these negotiations will result in definitive agreements or that such agreements, as negotiated, will be on terms and conditions acceptable to the Company.

    In the event the Company is unable to close these facilities or another facility within the time frame provided under the new $200.0 million credit facility described above, the lender on that facility would be under no obligation to make further advances under the terms of that facility and outstanding advances would have to be repaid over a period of time.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Business Conditions (continued)

    After the Company recognized its inability to securitize its loans in the fourth quarter of fiscal 2003, it adjusted its business strategy to emphasize, among other things, more whole loan sales. The Company intends to continue to evaluate both public and privately placed securitization transactions, subject to market conditions.

    At June 30, 2003 there were approximately $322.0 million of subordinated debentures maturing through June 30, 2004. The Company obtains the funds to repay the subordinated debentures at their maturities by securitizing loans, selling whole loans and selling additional subordinated debentures. Cash flow from operations, the issuance of subordinated debentures and lines of credit fund the Company's cash needs. The Company expects these sources of funds to be sufficient to meet its cash needs. The Company could, in the future, generate cash flows by securitizing, selling, or borrowing against its interest-only strips and selling servicing rights generated in past securitizations.

    In the event the Company was for any reason prohibited from offering additional subordinated debentures, the Company has developed a contingent financial restructuring plan including cash flow projections for the next twelve-month period. Based on the Company's current cash flow projections, the Company anticipates being able to make all scheduled subordinated debenture maturities and vendor payments.

    The contingent financial restructuring plan is based on actions that the Company would take, in addition to those indicated in its adjusted business strategy, to reduce its operating expenses and conserve cash. These actions would include reducing capital expenditures, selling all loans originated on a whole loan basis, eliminating or downsizing various lending, overhead and support groups, and scaling back less profitable businesses.

Basis of Financial Statement Presentation

    The consolidated financial statements include the accounts of ABFS and its subsidiaries (all of which are wholly owned). The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant intercompany balances and transactions have been eliminated. In preparing the consolidated financial statements, management is required to make estimates and assumptions which affect the reported amounts of assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. These estimates include, among other things, estimated prepayment, credit loss and discount rates on interest-only strips and servicing rights, estimated servicing revenues and costs, valuation of real estate owned, the net recoverable value of interest and fee receivables and determination of the allowance for credit losses.

    Certain prior period financial statement balances have been reclassified to conform to current period presentation. All outstanding shares, average common shares, earnings per common share and stock option amounts have been retroactively adjusted to reflect the effect of a 10% stock dividend declared August 21, 2002 and amounts reported for June 30, 2001 and 2000 have been retroactively adjusted to reflect the effect of a 10% stock dividend declared October 1, 2001. See Note 10 for further description.

Cash and Cash Equivalents

    Cash equivalents consist of short-term investments with an initial maturity of three months or less. The Company held restricted cash balances of $11.0 million and $9.0 million related to borrower escrow accounts at June 30, 2003 and June 30, 2002, respectively, and $6.0 million at June 30, 2003 related to deposits for future settlement of interest rate swap contracts. There was no restricted cash related to interest rate swap contracts at June 30, 2002.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Loan and Lease Receivables

    Loan and lease receivables -- Available for sale are loans and leases the Company plans to sell or securitize and are carried at the lower of aggregate cost (principal balance, including unamortized origination costs and fees) or fair value. Fair value is determined by quality of credit risk, types of loans originated, current interest rates, economic conditions, and other relevant factors.

    Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance and deferment advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent loan payments and may pay taxes, insurance and other fees on behalf of the borrower. As a result of these arrangements the Company resets the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

    Loan and lease receivables -- Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to repurchase a limited amount of delinquent loans from securitization trusts. In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in Other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

Allowance for Credit Losses

    The Company's allowance for credit losses on available for sale loans and leases is maintained to account for loans and leases that are delinquent and are expected to be ineligible for sale into a securitization, delinquent loans that have been repurchased from securitization trusts and to account for estimates for credit losses on loans and leases that are current. The allowance is calculated based upon management's estimate of its ability to collect on outstanding loans and leases based upon a variety of factors, including, but not limited to, periodic analysis of the available for sale loans and leases, economic conditions and trends, historical credit loss experience, borrowers' ability to repay and collateral considerations. Additions to the allowance arise from the provision for credit losses charged to operations or from the recovery of amounts previously charged-off. Loan and lease charge-offs reduce the allowance. Delinquent loans are charged off when deemed fully uncollectable or when liquidated in a payoff.

Loan and Lease Origination Costs and Fees

    Direct loan and lease origination costs and loan fees such as points and other closing fees are recorded as an adjustment to the cost basis of the related loan and lease receivable. This asset is recognized in the Consolidated Statement of Income, in the case of loans, as an adjustment to the gain on sale recorded at the time the loans are securitized, or in the case of leases, as amortization expense over the term of the leases.

Interest-Only Strips

    The Company sells a majority of its originated loans through securitizations. In connection with these securitizations, the Company receives cash and an interest-only strip, which represents the Company's retained interest in the securitized loans. As a holder of the interest-only strips, the Company is entitled to receive certain excess (or residual) cash flows and overcollateralization cash flows, which are derived from payments made to a trust from the securitized loans after deducting payments to investors in the securitization trust and other miscellaneous fees. These retained interests are carried at their fair value. Fair value is based

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Interest-Only Strips (continued)

on a discounted cash flow analysis which estimates the present value of the future expected residual cash flows and overcollateralization cash flows utilizing assumptions made by management at the time the loans are sold. These assumptions include the rates used to calculate the present value of expected future residual cash flows and overcollateralization cash flows, referred to as the discount rates, and expected prepayment and credit loss rates on the pools of loans sold through securitizations. Cash flows are discounted from the date the cash is expected to be available to the Company (the "cash-out method"). Estimates of prepayment and credit loss rates are made based on management's expectation of future experience, which is based in part on historical experience, current and expected economic conditions and in the case of prepayment rate assumptions, consideration of the impact of changes in market interest rates. Excess cash flows are retained by the trust until certain overcollateralization levels are established. The overcollateralization is the excess of the aggregate principal balances of loans in a securitized pool over investor interests. The overcollateralization serves as credit enhancement for the investors.

    The expected future cash flows from interest-only strips are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary.

    The securitization trusts and their investors have no recourse to other assets of the Company for failure of the securitized loans to pay when due.

Servicing Rights

    When loans are sold through a securitization, the servicing of the loans is retained and the Company capitalizes the benefit associated with the rights to service securitized loans.

    Servicing rights represent the rights to receive contractual servicing fees from securitization trusts and ancillary fees from borrowers net of adequate compensation that would be required by a substitute servicer. Servicing rights are carried at the lower of cost or fair value. Fair value represents the present value of projected net cash flows from servicing. The projected cash flows from servicing fees incorporate assumptions made by management, including prepayment rates, credit loss rates and discount rates. These assumptions are similar to those used to value the interest-only strips retained in a securitization.

    Amortization of the servicing rights asset for securitized loans is calculated individually for each securitized loan pool and is recognized in proportion to servicing income on that particular pool of loans.

    The expected future cash flows from servicing rights are periodically re-evaluated. The current assumptions for prepayment and credit loss rates are monitored against actual experience and other economic conditions and are changed if deemed necessary. If the Company's analysis indicates the carrying value of servicing rights are not recoverable through future cash flows from contractual servicing and other ancillary fees, a valuation allowance would be required.

Receivable for Sold Loans

    Receivable for sold loans represents a receivable held by the Company for loans sold on a whole loan basis which have closed but not yet settled in cash.

Prepaid Assets

    Prepaid assets are comprised mainly of amounts paid for insurance coverage and printed marketing materials and customer lists, which have not yet been utilized. Costs for printed materials and customer lists are expensed as they are utilized. Other marketing and advertising costs are expensed as incurred.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Property and Equipment

    Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization is computed using the straight-line method over the estimated useful life of the assets ranging from 3 to 15 years.

Financing Costs and Amortization

    Financing costs incurred in connection with public offerings of subordinated debt securities are recorded in other assets and are amortized over the term of the related debt.

Investments Held to Maturity

    Investments classified as held to maturity recorded in other assets consist of asset-backed securities that the Company has the positive intent and ability to hold to maturity. These investments are stated at amortized cost.

Real Estate Owned

    Property acquired by foreclosure or in settlement of loan receivables is recorded in other assets, and is carried at the lower of the cost basis in the loan or fair value of the property less estimated costs to sell.

Goodwill

    Goodwill is recorded in other assets and represents the excess of cost over the fair value of the net assets acquired from the Company's 1997 acquisition of New Jersey Mortgage and Investment Corp. (now American Business Mortgage Services, Inc.). The Company adopted SFAS No. 142 "Goodwill and Other Intangible Assets" in July 2001. In accordance with SFAS No. 142, the amortization of goodwill was discontinued. The Company performs periodic reviews for events or changes in circumstances that may indicate that the carrying amount of goodwill might exceed the fair value, which would require an adjustment to the goodwill balance for the amount of impairment. At June 30, 2003, no goodwill impairment existed. For segment reporting purposes, the goodwill balance is allocated to the loan origination segment. See Note 20 for segment reporting.

Revenue Recognition

    The Company derives its revenue principally from gains on sales of loans, interest accretion on interest-only strips, interest and fee income on loans and leases, and servicing income. Gains on sales of loans through securitizations represent the difference between the net proceeds to the Company, including retained interests in the securitization and the allocated cost of loans or leases securitized. The allocated cost of loans securitized is determined by allocating their net carrying value between the loans, the interest-only strips and the servicing rights retained by the Company based upon their relative fair values. Gains on loans sold with servicing released, referred to as whole loan sales, are the difference between the net proceeds from the sale and the loans' net carrying value. The net carrying value of loans is equal to their principal balance plus unamortized origination costs and fees.

    Interest accretion income represents the yield component of cash flows received on interest-only strips. The Company uses a prospective approach to estimate interest accretion. As previously discussed, the Company updates estimates of residual cash flow from the securitizations. Under the prospective approach, when it is probable that there is a favorable or unfavorable change in estimated residual cash flow from the cash flow previously projected, the Company recognizes a larger or smaller percentage of the cash flow as

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

interest accretion. Any change in value of the underlying interest-only strip could impact the current estimate of residual cash flow earned from the securitizations. For example, a significant change in market interest rates could increase or decrease the level of prepayments, thereby changing the size of the total managed loan portfolio and related projected cash flows.

    Interest and fee income consists of interest earned on loans and leases while held in the Company's managed portfolio, and other ancillary fees collected in connection with loan origination. Interest income is recognized based on the simple interest or scheduled interest method depending on the original structure of the loan. Accrual of interest income is suspended when the receivable is contractually delinquent for 90 days or more. The accrual is resumed when the receivable becomes contractually current, and past-due interest income is recognized at that time. In addition, a detailed review will cause earlier suspension if collection is doubtful.

    Servicing income is recognized as contractual fees and other fees for servicing loans and leases are incurred, net of amortization of servicing rights assets.

Derivative Financial Instruments

    A primary market risk exposure that the Company faces is interest rate risk. Interest rate risk occurs due to potential changes in interest rates between the date fixed rate loans are originated and the date a securitization is priced or the date the terms and pricing for a whole loan sale is fixed.

    From time to time, derivative financial instruments are utilized in an attempt to mitigate the effect of changes in interest rates between the date loans are originated at fixed interest rates and the date the fixed interest rate pass-through certificates to be issued by a securitization trust are priced or the date the terms and pricing for a whole loan sale are fixed. Generally, the period between loan origination and pricing of the pass-through interest rate or whole loan sale is less than three months. The types of derivative financial instruments used to hedge the effects of changes in fair value due to interest rate changes may include interest rate swaps, futures and forward contracts. The nature and quantity of hedging transactions are determined based on various factors, including market conditions and the expected volume of mortgage loan originations and purchases.

    At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a term securitization or sold in whole loan sale transactions at a future date. The mortgage loans and mortgage loans underlying the residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities.

    This practice has provided strong correlation between the Company's hedge contracts and the ultimate pricing the Company will receive on the subsequent securitization. The unrealized gain or loss derived from these derivative financial instruments, which are designated as fair value hedges, is reported in earnings as it occurs with an offsetting adjustment to the fair value of the item hedged. The fair value of derivative

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Derivative Financial Instruments (continued)

financial instruments is based on quoted market prices. The fair value of the items hedged is based on current pricing of these assets in a securitization or whole loan sale. Cash flow related to hedging activities is reported as it occurs. The effectiveness of the Company's hedges is continuously monitored. If correlation did not exist, the related gain or loss on the hedged item would no longer be recognized as an adjustment to income.

    Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts which are not designated as accounting hedges and are therefore accounted for as trading assets or liabilities. These contracts have been used to protect the future securitization spreads on loans in the Company's pipeline and to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR.

    Loans in the pipeline represent loan applications for which the Company is in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments.

    The structure of certain securitization trusts includes a floating interest rate tranche based on one-month LIBOR plus an interest rate spread. Floating interest rate tranches in a securitization expose the Company to gains or losses due to changes in the fair value of the interest-only strip from changes in the floating interest rate paid to the certificate holders. In order to manage this exposure, the Company has entered into an interest rate swap agreement to lock in a fixed interest rate on the Company's third quarter fiscal 2002 securitization's variable rate tranche. The swap agreement requires a net cash settlement on a monthly basis of the difference between the fixed interest rate on the swap and the LIBOR paid on the certificates. The fair value of this swap agreement is based on estimated market values for the sale of the contract provided by a third party. The fair value of the contract is recorded in other assets or other liabilities as appropriate. Net changes in the fair value during a period are included in administrative expenses in the Statement of Income. The interest-only strips are held as available for sale securities and therefore changes in the fair value of the interest-only strips are recorded as a component of equity unless the fair value of the interest-only strip falls below its cost basis, which would require a write down through current period income.

    The interest rate sensitivity for $63.0 million of floating interest rate certificates issued from the 2003-1 securitization trust is managed by an interest rate cap which was entered into by the trust at the inception of the securitization. This interest rate cap limits the one-month LIBOR to a maximum rate of 4.0% and was structured to automatically unwind as the floating interest rate certificates pay down. See Note 18 for further discussion of the Company's use of derivative financial instruments.

Income Taxes

    The Company and its subsidiaries file a consolidated federal income tax return. Under the asset and liability method used by the Company to provide for income taxes, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial statement and tax basis carrying amounts of existing assets and liabilities.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Stock Options

    The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. The Company accounts for stock options issued under these plans using the intrinsic value method of APB Opinion No. 25 "Accounting for Stock Issued to Employees", and accordingly, no expense is recognized where the exercise price equals or exceeds the fair value of the common stock at the date of grant. Had the Company accounted for stock options granted under these plans using the fair value method of SFAS No. 123 and SFAS No. 148, pro forma net income and earnings per share would have been as follows (in thousands, except per share amounts):


                                                                                                            Year Ended June 30,
                                                                                                        ---------------------------
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
Net income (loss), as reported......................................................................    $(29,902)   $7,859   $8,085
Stock based compensation costs, net of tax effects included in reported net income..................          --        --     (174)
Stock based compensation costs, net of tax effects determined under fair value method for all awards        (130)     (170)      83
                                                                                                        --------    ------   ------
Pro forma...........................................................................................    $(30,032)   $7,689   $7,994
                                                                                                        ========    ======   ======
Earnings (loss) per share -- basic
 As reported........................................................................................    $ (10.25)   $ 2.68   $ 2.13
 Pro forma..........................................................................................      (10.29)     2.62     2.15
Earnings (loss) per share -- diluted
 As reported........................................................................................    $ (10.25)   $ 2.49   $ 2.08
 Pro forma..........................................................................................      (10.29)     2.44     2.10


Recent Accounting Pronouncements

    In November 2002, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 45 "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." FIN 45 standardizes practices related to the recognition of a liability for the fair value of a guarantor's obligation. The rule requires companies to record a liability for the fair value of its guarantee to provide or stand ready to provide services, cash or other assets. The rule applies to contracts that require a guarantor to make payments based on an underlying factor such as change in market value of an asset, collection of the scheduled contractual cash flows from individual financial assets held by a special purpose entity ("SPE"), non-performance of a third party, for indemnification agreements, or for guarantees of the indebtedness of others among other things. The provisions of FIN 45 are effective on a prospective basis for guarantees that are issued or modified after December 31, 2002. The disclosure requirements were effective for statements of annual or interim periods ending after December 15, 2002.

    Based on the requirements of this guidance for the year ended June 30, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents the fair value of periodic interest advances that the Company, as servicer of the securitized loans, is obligated to pay on behalf of delinquent loans in the trust. The recording of this liability reduces the gain on sale recorded for the securitization. The Company would expect to record a similar liability for any subsequent securitization as it occurs. The amount of the liability that will be recorded is dependent mainly on the volume of loans the Company securitizes, the expected performance of those loans and the interest rates of the loans. In the year ended June 30, 2003, the

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)

adoption of FIN 45 reduced net income by approximately $0.4 million and diluted earnings per share by $0.14. See Note 14 for further detail of this obligation.

    In December 2002, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 148 "Accounting for Stock-Based Compensation -- Transition and Disclosure." SFAS No. 148 amends SFAS No. 123 "Accounting for Stock-Based Compensation." SFAS No. 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based compensation and requires pro forma disclosures of the effect on net income and earnings per share had the fair value method been included in annual and interim reports and disclosure of the effect of the transition method used if the accounting method was changed. SFAS No. 148 is effective for annual reports of fiscal years beginning after December 15, 2002 and interim reports for periods beginning after December 15, 2002. The Company plans to continue using the intrinsic value method of accounting for stock-based compensation and therefore the new rule will have no effect on the Company's financial condition or results of operations. The Company has adopted the new standard related to disclosure in the interim period beginning January 1, 2003. See Note 12 for further detail.

    In April 2003, the FASB began reconsidering the current alternatives available for accounting for stock-based compensation. Currently, the FASB is continuing its deliberations on this matter. The Company cannot predict whether the guidance will change the Company's current accounting for stock-based compensation, or what effect, if any, changes may have on the Company's current financial condition or results of operations.

    In January 2003, the FASB issued FIN 46 "Consolidation of Variable Interest Entities." FIN 46 provides guidance on the identification of variable interest entities that are subject to consolidation requirements by a business enterprise. A variable interest entity subject to consolidation requirements is an entity that does not have sufficient equity at risk to finance its operations without additional support from third parties and the equity investors in the entity lack certain characteristics of a controlling financial interest as defined in the guidance. SPEs are one type of entity, which under certain circumstances may qualify as a variable interest entity. Although the Company uses unconsolidated SPEs extensively in its loan securitization activities, the guidance will not affect the Company's current consolidation policies for SPEs as the guidance does not change the guidance incorporated in SFAS No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" which precludes consolidation of a qualifying SPE by a transferor of assets to that SPE. FIN 46 will therefore have no effect on the Company's financial condition or results of operations and would not be expected to affect it in the future. In March 2003, the FASB announced that it is reconsidering the permitted activities of a qualifying SPE. The Company cannot predict whether the guidance will change or what effect, if any, changes may have on the Company's current consolidation policies for SPEs.

    In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 amends SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" to clarify the financial accounting and reporting for derivative instruments and hedging activities. SFAS No. 149 is intended to improve financial reporting by requiring comparable accounting methods for similar contracts. SFAS No. 149 is effective for contracts entered into or modified subsequent to June 30, 2003. The requirements of SFAS No. 149 do not affect the Company's current accounting for derivative instruments or hedging activities and therefore will have no effect on the Company's financial condition or results of operations.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

1.  Summary of Significant Accounting Policies (continued)

Recent Accounting Pronouncements (continued)
    In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 requires an issuer to classify certain financial instruments, such as mandatorily redeemable shares and obligations to repurchase the issuer's equity shares, as liabilities. The guidance is effective for financial instruments entered into or modified subsequent to May 31, 2003, and otherwise is effective at the beginning of the first interim period after June 15, 2003. The Company does not have any instruments with such characteristics and does not expect SFAS No. 150 to have a material impact on the financial condition or results of operations.

2.  Loan and Lease Receivables

   Loan and lease receivables -- Available for sale were comprised of the following (in thousands):

                                                                   June 30,
                                                                2003       2002
                                                              --------   -------
Real estate secured loans (a) ............................    $270,096   $53,171
Leases, net of unearned income of $550 and $668 (b) ......       4,154     8,211
                                                              --------   -------
                                                               274,250    61,382
Less: allowance for credit losses on loan and lease
  receivables available for sale..........................       2,848     3,705
                                                              --------   -------
                                                              $271,402   $57,677
                                                              ========   =======

---------------
(a) Includes deferred direct loan origination costs of $6.8 million and $1.4 million at June 30, 2003 and June 30, 2002, respectively.

(b) Includes deferred direct lease origination costs of $28 thousand and $0.4 million at June 30, 2003 and June 30, 2002, respectively.

   Real estate secured loans have contractual maturities of up to 30 years.

   At June 30, 2003 and June 30, 2002, the accrual of interest income was suspended on real estate secured loans of $5.4 million and $7.0 million, respectively. The allowance for loan losses includes reserves established for expected losses on these loans in the amount of $1.4 million and $2.9 million at June 30, 2003 and June 30, 2002, respectively.

   Average balances of non-accrual loans during the years ended June 30, 2003 and 2002 were $8.6 million and $6.7 million, respectively.

   Substantially all leases are direct finance-type leases whereby the lessee has the right to purchase the leased equipment at the lease expiration for a nominal amount.

   Loan and lease receivables -- Interest and fees are comprised mainly of accrued interest and fees on loans and leases that are less than 90 days delinquent. Fee receivables include, among other types of fees, forbearance and deferment advances. Under deferment and forbearance arrangements, the Company makes advances to a securitization trust on behalf of a borrower in amounts equal to the delinquent principal and interest and may pay taxes, insurance and other fees on behalf of the borrower. These arrangements permit the Company to reset the contractual status of a loan in its managed portfolio from delinquent to current based upon the borrower's resumption of making their loan payments. These amounts are carried at their estimated net recoverable value.

   Loan and lease receivables -- Other is comprised of receivables for securitized loans. In accordance with the Company's securitization agreements, the Company has the right, but not the obligation, to

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

2.  Loan and Lease Receivables (continued)

repurchase a limited amount of delinquent loans from securitization trusts. Repurchasing delinquent loans from securitization trusts benefits the Company by allowing it to limit the level of delinquencies and losses in the securitization trusts and as a result, the Company can avoid exceeding specified limits on delinquencies and losses that trigger a temporary reduction or discontinuation of cash flow from its interest-only strips until the delinquency or loss triggers are no longer exceeded. The Company's ability to repurchase these loans does not disqualify it for sale accounting under SFAS No. 140, which was adopted on a prospective basis in the fourth quarter of fiscal 2001, or other relevant accounting literature because the Company is not required to repurchase any loan and its ability to repurchase a loan is limited by contract.

   In accordance with the provisions of SFAS No. 140, the Company has recorded an obligation for the repurchase of loans subject to these removal of accounts provisions, whether or not the Company plans to repurchase the loans. The obligation for the loans' purchase price is recorded in other liabilities. A corresponding receivable is recorded at the lower of the loans' cost basis or fair value.

3.  Allowance for Credit Losses

   The activity for the allowance of credit losses is summarized as follows (in thousands):


                                                                                                           Year ended June 30,
                                                                                                      -----------------------------
                                                                                                       2003       2002       2001
                                                                                                      -------    -------   --------
Balance at beginning of year......................................................................    $ 3,705    $ 2,480   $  1,289
Provision for credit losses:
 Business purpose loans...........................................................................      1,189      1,721      1,503
 Home equity loans................................................................................      5,000      3,417      2,600
 Equipment leases.................................................................................        364      1,319      1,087
                                                                                                      -------    -------   --------
Total provision...................................................................................      6,553      6,457      5,190
                                                                                                      -------    -------   --------
Charge-offs, net of recoveries:
 Business purpose loans...........................................................................     (1,984)      (924)   (1,374)
 Home equity loans................................................................................     (4,913)    (2,892)   (1,634)
 Equipment leases.................................................................................       (513)    (1,416)     (991)
                                                                                                      -------    -------   --------
Total charge-offs, net............................................................................     (7,410)    (5,232)   (3,999)
                                                                                                      -------    -------   --------
Balance at end of year                                                                                $ 2,848    $ 3,705   $  2,480
                                                                                                      =======    =======   ========
Ratio of losses in the portfolio during the period to the average managed portfolio (a)                  0.90%      0.60%      0.53%
Ratio of allowance to loans and leases available for sale                                                1.04%      6.04%      2.49%

---------------
(a) The average managed portfolio includes loans and leases held as available for sale and securitized loans and leases serviced for others. See Note 6 for detail of the total managed portfolio.

   Recoveries of loans and leases previously charged-off were $402 thousand, $302 thousand and $434 thousand during the years ended June 30, 2003, 2002 and 2001, respectively.

   While the Company is under no obligation to do so, at times it elects to repurchase delinquent loans from the securitization trusts, some of which may be in foreclosure. The Company elects to repurchase loans in situations requiring more flexibility for the administration and collection of these loans in order to maximize their economic recovery and to avoid temporary discontinuations of residual or stepdown overcollateralization cash flow from securitization trusts. The purchase price of a delinquent loan is at the loan's outstanding contractual balance. A foreclosed loan is one where the Company, as servicer, has initiated

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

3.  Allowance for Credit Losses (continued)

formal foreclosure proceedings against the borrower and a delinquent loan is one that is 31 days or more past due.

   The foreclosed and delinquent loans the Company typically elects to repurchase are usually 90 days or more delinquent and the subject of completed foreclosure proceedings or where a completed foreclosure is imminent. The related charge-offs on these repurchased loans are included in the provision for credit losses in the period of charge-off. The following table summarizes the principal balances of loans and real estate owned (REO) repurchased from securitization trusts (dollars in thousands):


                                                                                                            Year ended June 30,
                                                                                                       ----------------------------
                                                                                                         2003      2002      2001
                                                                                                       -------    -------   -------
Business purpose loans.............................................................................    $16,252    $ 6,669   $ 4,501
Home equity loans..................................................................................     38,775     23,571    10,549
                                                                                                       -------    -------   -------
Total..............................................................................................    $55,027    $30,240   $15,050
                                                                                                       =======    =======   =======
Number of loans repurchased........................................................................        637        341       154
                                                                                                       =======    =======   =======


   The Company received $37.6 million, $19.2 million and $10.9 million of proceeds from the liquidation of repurchased loans and REO for the years ended June 30, 2003, 2002 and 2001, respectively. The Company had repurchased loans remaining on the balance sheet in the amounts of $5.1 million, $7.3 million and $2.8 million at June 30, 2003, 2002 and 2001, respectively and REO of $4.5 million, $2.1 million and $2.0 million at June 30, 2003, 2002 and 2001, respectively.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations

   The following schedule details loan and lease securitizations (dollars in millions):


                                                                                                           Year ended June 30,
                                                                                                    -------------------------------
                                                                                                      2003        2002       2001
                                                                                                    --------    --------   --------
Loans and leases securitized:
 Business purpose loans.........................................................................    $  112.0    $  129.1   $  109.9
 Home equity loans..............................................................................     1,311.7     1,222.0      992.2
                                                                                                    --------    --------   --------
                                                                                                    $1,423.7    $1,351.1   $1,102.1
                                                                                                    ========    ========   ========
Number of term securitizations:
 Business purpose and home equity loans.........................................................           3           4          4
Cash proceeds:
 Business purpose and home equity loans.........................................................    $1,445.0    $1,374.6   $1,113.8
Gains:
 Business purpose and home equity loans.........................................................    $  171.0    $  185.6   $  129.0

   The table below summarizes certain cash flows received from and paid to securitization trusts (in millions):


                                                             Year ended June 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Proceeds from new securitizations .......................    $1,445.0   $1,374.6
Contractual servicing fees received .....................        44.9       35.3
Other cash flows received on retained interests (a) .....        87.2       53.4
Purchases of delinquent or foreclosed assets ............       (55.0)     (30.2)
Servicing advances ......................................       (11.6)      (7.5)
Reimbursement of servicing advances .....................        10.2        7.2

---------------
(a) Amount is net of required purchases of additional overcollateralization.

   The Company's securitizations involve a two-step transfer that qualified for sale accounting under SFAS No. 125 and also qualify under SFAS No. 140. First, the Company sells the loans to an SPE, which has been established for the limited purpose of buying and reselling the loans and establishing a true sale under legal standards. Next, the SPE sells the loans to a qualified SPE, which is a trust transferring title of the loans and isolating those assets from the Company's assets. Finally, the trust issues certificates to investors to raise the cash purchase price for the loans being sold, collects proceeds on behalf of the certificate holders, distributes proceeds and is a distinct legal entity, independent from the Company.

   The Company also used SPEs in the sales of loans to a $300.0 million off-balance sheet mortgage conduit facility. Sales into the off-balance sheet facility involved a two-step transfer that qualified for sale accounting under SFAS No. 140, similar to the process described above. This facility had a revolving feature and could be directed by the sponsor to dispose of the loans. Typically, the loans were disposed of by securitizing the loans in a term securitization. The third party note purchaser also has the right to have the loans sold in whole loan sale transactions. Under this off-balance sheet facility arrangement, the loans had been isolated from the Company and its subsidiaries and as a result, transfers to the facility were treated as sales for financial reporting purposes. When loans were sold to this facility, the Company assessed the likelihood that the sponsor would transfer the loans into a term securitization. As the sponsor had typically transferred the loans to a term securitization prior to the fourth quarter of fiscal 2003, the amount of gain on sale recognized for loans sold to this facility was estimated based on the terms the Company would obtain in a term securitization rather than the terms of this facility. For the fourth quarter of fiscal 2003, the likelihood that the facility sponsor would ultimately transfer the underlying loans to a term securitization was

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)



significantly reduced and the amount of gain recognized for loans sold to this facility was based on terms expected in a whole loan sale transaction. The Company's ability to sell loans into this facility expired pursuant to its terms on July 5, 2003. At June 30, 2003, the off-balance sheet mortgage conduit facility held loans with principal balance due of $275.6 million as assets and owed $267.5 million to third parties. Through August 29, 2003, $214.7 million of the loans in the facility at June 30, 2003 were sold in whole loan sales as directed by the facility sponsor.

   Prior to March 2001, the Company had an arrangement with a warehouse lender, which included an off-balance sheet facility. The sale into this off-balance sheet conduit facility involved a two step transfer that also qualified for sale accounting under SFAS No. 125. The Company terminated this facility in March 2001.

   During the year ended June 30, 2003, the Company recorded total pre-tax valuation adjustments on our securitization assets of $63.3 million, of which $45.2 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The breakout of the total adjustments in fiscal 2003 between interest-only strips and servicing rights was as follows:

   o The Company recorded total pre-tax valuation adjustments on our interest only-strips of $58.0 million, of which, in accordance with the provisions of SFAS No. 115 "Accounting for Certain Investments in Debt and Equity Securities" and Emerging Issues Task Force guidance on issue 99-20, "Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets", referred to as EITF 99-20 in this document, $39.9 million was charged to the income statement and $18.1 million was charged to other comprehensive income. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on interest-only strips for fiscal 2003 was reduced by a $20.9 million favorable valuation impact as a result of reducing the discount rates applied in valuing the interest-only strips at June 30, 2003. The amount of the valuation adjustment charged to the income statement was reduced by a $10.8 million favorable valuation impact as a result of reducing the discount rates and the charge to other comprehensive income was reduced by $10.1 million for the favorable impact of reducing discount rates. The discount rates were reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the projected residual cash flows from the Company's interest-only strips was reduced from 13% to 11% at June 30, 2003. The discount rate used to determine the fair value of the overcollateralization portion of the cash flows from interest-only strips was minimally impacted by the decline in interest rates and remained at 7% on average. As a result, the blended rate used to value interest-only strips, including the overcollateralization cash flows, was 9% at June 30, 2003.

   o The Company recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. The valuation adjustment reflects the impact of higher than anticipated prepayments on securitized loans experienced in fiscal 2003 due to the low interest rate environment experienced during fiscal 2003. The valuation adjustment on servicing rights for fiscal 2003 was reduced by a $7.1 million favorable valuation impact as a result of reducing the discount rate applied in valuing the servicing rights at June 30, 2003. The discount rate was reduced at June 30, 2003 primarily to reflect the impact of the sustained decline in market interest rates. The discount rate on the Company's servicing rights was reduced from 11% to 9% at June 30, 2003.

   The write down reduced net income by $27.6 million and increased the diluted loss per share by $9.45 in fiscal 2003.

   Although beginning in the second quarter of fiscal 2002 the Company increased its prepayment rate assumptions used to value the interest-only strips, prepayment rates throughout the mortgage industry continued to increase and the Company's prepayment experience continued to exceed even its revised assumptions. Based on current economic conditions, published mortgage industry surveys and the Company's

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)

prepayment experience, the Company believes prepayments will continue to remain at higher than normal levels for the near term before returning to average historical levels. Therefore the Company has increased the prepayment rate assumptions for home equity loans for the near term, but at a declining rate, before returning to historical levels. However, the Company cannot predict with certainty what its prepayment experience will be in the future. Any unfavorable difference between the assumptions used to value interest-only strips and actual experience may have a significant adverse impact on the value of these assets.

   The following tables provide information regarding the initial and current assumptions applied in determining the fair values of mortgage loan related interest-only strips and servicing rights for each securitization trust.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)

                Summary of Material Mortgage Loan Securitization
          Valuation Assumptions and Actual Experience at June 30, 2003


                                       2003-1    2002-4   2002-3    2002-2   2002-1    2001-4   2001-3    2001-2    2001-1   2000-4
                                       ------    ------   ------    ------   ------    ------   ------    ------    ------   ------
Interest-only strip residual
 discount rate:
 Initial valuation .................      13%       13%      13%       13%      13%       13%      13%       13%       13%      13%
 Current valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%

Interest-only strip
 overcollateralization discount
 rate:
 Initial valuation .................       7%        9%       7%        7%       7%        7%       7%        7%        6%       7%
 Current valuation .................       5%        9%       7%        7%       7%        5%       6%        7%        6%       7%

Servicing rights discount rate:
 Initial valuation .................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
 Current valuation .................       9%        9%       9%        9%       9%        9%       9%        9%        9%       9%

Prepayment rates:
 Initial assumption (a):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans...................      11%       11%      11%       11%      11%       11%      11%       11%       11%      10%
   Home equity loans................      22%       22%      22%       22%      22%       22%      22%       22%       22%      24%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       24        24        24        24
   Home equity loans................      30        30       30        30       30        30       30        30        30        24
 Current assumptions (b):
 Expected Constant Prepayment Rate
 (CPR):
   Business loans ..................      11%       11%      11%       11%      11%       11%      11%       11%       11%      11%
   Home equity loans ...............      22%       22%      22%       22%      22%       22%      22%       22%       22%      22%
 Ramp period (months):
   Business loans...................      27        27       27        27       27        27       27        27        27        27
   Home equity loans................      30        30       30        30       30        30       30        30        30        30
 CPR adjusted to reflect ramp:
   Business loans...................       5%        8%      10%       12%      15%       17%      20%       22%       22%      19%
   Home equity loans................      15%       32%      40%       51%      42%       46%      40%       40%       37%      41%
 Current prepayment experience (c):
   Business loans...................       8%        5%      13%       12%      15%       23%      19%        9%       21%      23%
   Home equity loans................       5%        9%      20%       28%      39%       42%      40%       37%       36%      37%

Annual credit loss rates:
Initial assumption .................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.40%    0.40%
 Current assumption ................    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%    0.40%     0.40%     0.50%    0.40%
 Actual experience .................      --        --     0.03%     0.03%    0.03%     0.12%    0.24%     0.17%     0.43%    0.36%

Servicing fees:
 Contractual fees ..................    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%     0.50%    0.70%
 Ancillary fees ....................    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%     1.25%    1.25%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)

(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. The majority of the home equity loan prepayment rate ramps have been increased for the next 6 months to provide for the expected near term continuation of higher than average prepayment. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.

(c) Current experience is a six-month historical average.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)

                Summary of Material Mortgage Loan Securitization
    Valuation Assumptions and Actual Experience at June 30, 2003 (Continued)


                                 2000-3    2000-2   2000-1    1999-4   1999-3    1999-2   1999-1    1998 (d)    1997 (d)   1996 (d)
                                 ------    ------   ------    ------   ------    ------   ------    --------    --------   --------
Interest-only strip residual
 discount rate:
 Initial valuation ...........      13%       13%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%

Interest-only strip
 overcollateralization
 discount rate:
 Initial valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%
 Current valuation ...........       8%        8%       8%        8%       7%        7%       7%         7%          7%         8%

Servicing rights discount
 rate:
 Initial valuation ...........      11%       11%      11%       11%      11%       11%      11%        11%         11%        11%
 Current valuation ...........       9%        9%       9%        9%       9%        9%       9%         9%          9%         9%

Prepayment rates:
 Initial assumption (a):
 Expected Constant Prepayment
 Rate (CPR):
   Business loans ............      10%       10%      10%       10%      10%       10%      10%        13%         13%        13%
   Home equity loans..........      24%       24%      24%       24%      24%       24%      24%        24%         24%        24%
 Ramp period (months):
   Business loans.............      24        24       24        24       24        24       24         24          24          24
   Home equity loans..........      24        24       18        18       18        18       18         12          12          12
 Current assumptions (b):
 Expected Constant Prepayment
 Rate (CPR):
   Business loans ............      11%       11%      11%       11%      10%       10%      10%        10%         22%        14%
   Home equity loans..........      22%       22%      22%       22%      22%       22%      22%        23%         25%        25%
 Ramp period (months):
   Business loans.............      27        Na       Na        Na       Na        Na       Na         Na          Na          Na
   Home equity loans..........      30        30       Na        Na       Na        Na       Na         Na          Na          Na
 CPR adjusted to reflect
 ramp:
   Business loans.............      16%       13%      23%       35%      29%       27%      30%        20%         20%        10%
   Home equity loans..........      32%       31%      37%       33%      32%       29%      26%        33%         22%        13%
 Current prepayment
 experience (c):
   Business loans.............      23%       15%      23%       35%      29%       26%      30%        18%         19%         3%
   Home equity loans..........      32%       31%      37%       32%      32%       29%      25%        33%         21%        13%

Annual credit loss rates:
 Initial assumption ..........    0.40%     0.40%    0.40%     0.30%    0.25%     0.25%    0.25%      0.25%       0.25%      0.25%
 Current assumption ..........    0.45%     0.45%    0.65%     0.65%    0.60%     0.35%    0.55%      0.60%       0.40%      0.45%
 Actual experience ...........    0.41%     0.41%    0.65%     0.63%    0.58%     0.35%    0.49%      0.57%       0.36%      0.42%

Servicing fees:
 Contractual fees ............    0.50%     0.50%    0.50%     0.50%    0.50%     0.50%    0.50%      0.50%       0.50%      0.50%
 Ancillary fees ..............    1.25%     1.25%    1.25%     1.25%    1.25%     1.25%    1.25%      0.75%       0.75%      0.75%

---------------
(a) The prepayment ramp is the length of time before a pool of mortgage loans reaches its expected Constant Prepayment Rate. The business loan prepayment ramp begins at 3% in month one ramps to an expected peak rate over 27 months then declines to the final expected CPR by month 40. The home equity loan prepayment ramp begins at 2% in month one and ramps to an expected rate over 30 months.
(b) Current assumptions for business loans are the estimated expected weighted-average prepayment rates over the securitization's estimated remaining life. Generally, trusts for both business and home equity loans that are out of the ramping period are based on historical averages.
(c) Current experience is a six-month historical average.
(d) Amounts represent weighted-average percentages for four 1998 securitization pools, two 1997 securitization pools and two 1996 securitization pools.
Na = not applicable

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

4.  Securitizations (continued)

   The table below outlines the sensitivity of the current fair value of the Company's interest-only strips and servicing rights to 10% and 20% adverse changes in the key assumptions used in determining the fair value of those assets. The Company's base prepayment, loss and discount rates are described in the table "Summary of Material Mortgage Loan Securitization Valuation Assumptions and Actual Experience." (dollars in thousands):

Securitized collateral balance ....................................   $3,354,071
Balance sheet carrying value of retained interests (a) ............   $  717,569
Weighted-average collateral life (in years) .......................          3.9

---------------
(a) Amount includes interest-only strips and servicing rights.

   Sensitivity of assumptions used to determine the fair value of retained interests (dollars in thousands):


                                                                Impact of
                                                             Adverse Change
                                                         -----------------------
                                                         10% Change   20% Change
                                                         ----------   ----------
Prepayment speed ....................................     $29,916       $56,656
Credit loss rate ....................................       5,247        10,495
Floating interest rate certificates (a) .............         829         1,614
Discount rate .......................................      20,022        38,988

---------------
(a) The floating interest rate certificates are indexed to one-month LIBOR plus a trust specific interest rate spread. The base one-month LIBOR assumption used in this sensitivity analysis was derived from a forward yield curve incorporating the effect of rate caps where applicable to the individual deals.

   The sensitivity analysis in the table above is hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10% or 20% variation in management's assumptions generally cannot easily be extrapolated because the relationship of the change in the assumptions to the change in fair value may not be linear. Also, in this table, the effect that a change in a particular assumption may have on the fair value is calculated without changing any other assumption. Changes in one assumption may result in changes in other assumptions, which might magnify or counteract the impact of the intended change.

   These sensitivities reflect the approximate amount of the fair values that the Company's interest-only strips and servicing rights would be reduced for the indicated adverse changes. These reductions would result in a charge to expense in the income statement in the period incurred and a resulting reduction of stockholders' equity, net of income taxes.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

5.  Interest-Only Strips

   Interest-only strips were comprised of the following (in thousands):


                                                                   June 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Interest-only strips
Available for sale ......................................    $597,166   $510,770
Trading assets ..........................................       1,112      1,841
                                                             --------   --------
                                                             $598,278   $512,611
                                                             ========   ========


   Interest-only strips include overcollateralization balances that represent undivided interests in securitizations maintained to provide credit enhancement to investors in securitization trusts. At June 30, 2003 and 2002, the fair value of overcollateralization related cash flows were $279.2 million and $236.6 million, respectively.

   The activity for interest-only strip receivables is summarized as follows (in thousands):


                                                                 June 30,
                                                          ----------------------
                                                             2003        2002
                                                          ---------   ----------
Balance at beginning of period .......................    $ 512,611   $  398,519
Initial recognition of interest-only strips,
  including initial overcollateralization of
  $10.6 million and $0................................      160,116      153,463
Cash flow from interest-only strips ..................     (160,417)   (100,692)
Required purchases of additional
  overcollateralization...............................       73,253       47,271
Interest accretion ...................................       47,347       35,386
Termination of lease securitization (a) ..............       (1,890)          --
Net temporary adjustments to fair value (b) ..........        7,158          717
Other than temporary fair value adjustment (b) .......      (39,900)    (22,053)
                                                          ---------   ----------
Balance at end of period .............................    $ 598,278   $  512,611
                                                          =========   ==========

---------------
(a) Reflects release of lease collateral from two lease securitization trusts which were terminated in accordance with the trust documents after the full payout of trust note certificates. Net lease receivables of $1.7 million were recorded on the balance sheet as a result of these terminations.
(b) Net temporary adjustments to fair value are recorded through other comprehensive income, which is a component of equity. Other than temporary adjustments to decrease the fair value of interest-only strips are recorded through the income statement.

   See Note 4 for a further description of the write downs recognized in fiscal 2003.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

6.  Servicing Rights

   The total managed loan and lease portfolio, which includes loans and leases held by the Company as available for sale, and securitized loans and leases serviced for others, is as follows (in thousands):


                                                                 June 30,
                                                         -----------------------
                                                            2003         2002
                                                         ----------   ----------
Home equity loans ...................................    $3,249,501   $2,675,559
Business purpose loans ..............................       393,098      361,638
Equipment leases ....................................         8,475       28,992
                                                         ----------   ----------
                                                         $3,651,074   $3,066,189
                                                         ==========   ==========


   The activity for the loan and lease servicing rights asset is summarized as follows (in thousands):


                                                             Year ended June 30,
                                                            --------------------
                                                              2003        2002
                                                            --------   ---------
Balance at beginning of year ...........................    $125,288   $ 102,437
Initial recognition of servicing rights ................      41,171      52,682
Amortization ...........................................     (41,886)   (29,831)
Write down .............................................      (5,282)         --
                                                            --------   ---------
Balance at end of year .................................    $119,291   $ 125,288
                                                            ========   =========


   Servicing rights are valued quarterly by the Company based on the current estimated fair value of the servicing asset. A review for impairment is performed by stratifying the serviced loans and leases based on loan type, which is considered to be the predominant risk characteristic due to their different prepayment characteristics and fee structures. During fiscal 2003, we recorded total pre-tax valuation adjustments on our servicing rights of $5.3 million, which was charged to the income statement. See Note 4 for more detail. Key assumptions used in the periodic valuation of the servicing rights are described in Note 4.

   Information regarding the sensitivity of the current fair value of interest-only strips and servicing rights to adverse changes in the key assumptions used to value these assets is detailed in Note 4.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

7.  Property and Equipment

   Property and equipment is comprised of the following (in thousands):


                                                                    June 30,
                                                               -----------------
                                                                 2003      2002
                                                               -------   -------
Computer software .........................................    $20,282   $18,789
Computer hardware .........................................      3,816     4,845
Office furniture and equipment ............................      4,680     8,038
Leasehold improvements ....................................      8,585     2,481
                                                               -------   -------
                                                                37,363    34,153
Less accumulated depreciation and amortization ............     14,061    15,707
                                                               -------   -------
                                                               $23,302   $18,446
                                                               =======   =======


   Depreciation and amortization expense was $8.6 million, $6.8 million and $6.2 million for the years ended June 30, 2003, 2002 and 2001, respectively.

8.  Other Assets and Other Liabilities

   Other assets were comprised of the following (in thousands):


                                                                    June 30,
                                                               -----------------
                                                                 2003      2002
                                                               -------   -------
Goodwill ..................................................    $15,121   $15,121
Real estate owned .........................................      4,776     3,784
Financing costs, debt offerings ...........................      3,984     5,849
Due from securitization trusts for servicing related
  activities...............................................         --     1,616
Investments held to maturity ..............................        881       917
Other .....................................................      5,690     1,507
                                                               -------   -------
                                                               $30,452   $28,794
                                                               =======   =======


   Other liabilities were comprised of the following (in thousands):


                                                                    June 30,
                                                               -----------------
                                                                 2003      2002
                                                               -------   -------
Commitments to fund closed loans ..........................    $35,187   $29,866
Obligation for repurchase of securitized loans ............     27,954    10,621
Escrow deposits held ......................................     10,988     9,011
Hedging liabilities, at fair value ........................      6,335        --
Unearned lease incentives .................................      9,465        --
Periodic advance guarantee ................................        650        --
Trading liabilities, at fair value ........................        334       461
Other .....................................................      1,077       949
                                                               -------   -------
                                                               $91,990   $50,908
                                                               =======   =======


   See Note 2 for an explanation of the obligation for the repurchase of securitized loans and Note 18 for an explanation of the Company's hedging and trading activities.

   Unearned lease incentives represent reimbursements received in conjunction with the lease agreement for the Company's new corporate office space in Philadelphia, Pennsylvania. These funds represent reimbursement from the landlord for leasehold improvements and furniture and equipment in the rented space and will be recognized as an offset to rent expense over the term of the lease or the life of the asset, whichever is shorter.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

9.  Subordinated Debt and Warehouse Lines and Other Notes Payable

   Subordinated debt was comprised of the following (in thousands):


                                                                   June 30,
                                                             -------------------
                                                               2003       2002
                                                             --------   --------
Subordinated debt (a) ...................................    $702,423   $640,411
Subordinated debt - money market notes (b) ..............      17,117     15,309
                                                             --------   --------
Total subordinated debt .................................    $719,540   $655,720
                                                             ========   ========


   Warehouse lines and other notes payable were comprised of the following (in thousands):


                                                                    June 30,
                                                               -----------------
                                                                 2003      2002
                                                               --------   ------
Warehouse and operating revolving line of credit (c) ......    $ 30,182   $6,171
Warehouse revolving line of credit (d) ....................     136,098       --
Warehouse revolving line of credit (e) ....................      19,671      187
Bank overdraft (f) ........................................      26,158       --
Lease funding facility (g) ................................          --    2,128
Capitalized leases (h) ....................................         807       --
                                                               --------   ------
Total warehouse lines and other notes payable .............    $212,916   $8,486
                                                               ========   ======

---------------
(a) Subordinated debt due July 2003 through June 2013, interest rates ranging from 3.50% to 13.00%; average rate at June 30, 2003 was 8.86%, average remaining maturity was 19.5 months, subordinated to all of the Company's senior indebtedness. The average rate on subordinated debt including money market notes was 8.74% at June 30, 2003.
(b) Subordinated debt -- money market notes due upon demand, interest rate at 4.0%; subordinated to all of the Company's senior indebtedness.
(c) $50.0 million warehouse and operating revolving line of credit expiring December 2003, which includes a sublimit for a letter of credit that expires in December 2003 to secure lease obligations for corporate office space, collateralized by certain pledged loans, advances to securitization trusts, real estate owned and certain interest-only strips. The amount of the letter of credit was $8.0 million at June 30, 2003 and will vary over the term of the office lease.
(d) $200.0 million warehouse revolving line of credit expiring November 2003, collateralized by certain pledged loans. $100.0 million of this facility was continuously committed for the term of the facility while the remaining $100.0 million of the facility was available at the lender's discretion. From June 30, 2003 to August 20, 2003, there were no new advances under the non-committed portion. On August 20, 2003, this credit facility was amended to reduce the committed portion to $50.0 million (from $100.0 million), eliminate the non-committed portion and accelerate its expiration date from November 2003 to no later than September 30, 2003.
(e) $25.0 million warehouse revolving line of credit expiring October 2003, collateralized by certain pledged loans.
(f) Overdraft amount on bank accounts paid on the business day.
(g) Lease funding facility matured in May 2003, collateralized by certain lease receivables. The Company does not intend to renew this facility.
(h) Capitalized leases, maturing through January 2006, imputed interest rate of 8.0%, collateralized by computer equipment.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

9.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

   Principal payments on subordinated debt, warehouse lines and other notes payable for the next five years are as follows (in thousands): year ending June 30, 2004 -- $534,388; 2005 -- $170,976; 2006 -- $157,952; 2007 --
$27,668; and, 2008 -- $14,998.

   At June 30, 2003, warehouse lines and other notes payable were collateralized by $190.2 million of loan and lease receivables and $1.0 million of computer equipment.

   In addition to the above, the Company had available to it the following credit facilities:

   o $5.0 million operating line of credit expiring January 2004, fundings to be collateralized by investments in the 99-A lease securitization trust and Class R and X certificates of Mortgage Loan Trust 2001-2. This line was unused at June 30, 2003.

   o $300.0 million facility, which provided for the sale of mortgage loans into an off-balance sheet funding facility. This facility expired pursuant to its terms on July 5, 2003. See Note 4 for further discussion of the off-balance sheet features of this facility. At June 30, 2003, $267.5 million of this facility was utilized.

   Interest rates paid on the revolving credit facilities range from London Inter-Bank Offered Rate ("LIBOR") plus 0.95% to LIBOR plus 1.75%. The weighted-average interest rate paid on the revolving credit facilities was 2.24% and 3.35% at June 30, 2003 and June 30, 2002, respectively.

   The warehouse credit agreements require that the Company maintain specific financial covenants regarding net worth, leverage, net income, liquidity, total debt and other standards. Each agreement has multiple individualized financial covenant thresholds and ratio limits that it must meet as a condition to drawing on that particular line of credit. Pursuant to the terms of these credit facilities, the failure to comply with the financial covenants constitutes an event of default and the lender may, at its option, take certain actions including: terminate commitments to make future advances to the Company, declare all or a portion of the loan due and payable, foreclose on the collateral securing the loan, require servicing payments be made to the lender, or other third party, or assume the servicing of the loans securing the credit facility. An event of default under these credit facilities could result in defaults pursuant to cross-default provisions of the Company's other agreements, including its other loan agreements and lease agreements. The failure to comply with the terms of these credit facilities or to obtain the necessary waivers from the lenders related to any default would have a material adverse effect on the Company liquidity and capital resources, could result in the Company not having sufficient cash to repay its indebtedness, require the Company to restructure its operations and may force the Company to sell assets on less than optimal terms and conditions.

   As a result of the loss experienced during fiscal 2003, the Company was not in compliance with the terms of certain of the financial covenants related to net worth, consolidated stockholders' equity and the ratio of total liabilities to consolidated stockholders' equity under two of its principal credit facilities (one for $50.0 million and the other for $200.0 million, of which $100.0 million was non-committed) and the Company requested and obtained waivers of these covenant provisions from both lenders. The lender under the $50.0 million warehouse credit facility has granted a waiver for the Company's non-compliance with a financial covenant in that credit facility through September 30, 2003. This facility was amended to reduce the available credit to $8.0 million and the financial covenants were replaced with new covenants.

   The Company also entered into an amendment to the $200.0 million credit facility which provides for the waiver of its non-compliance with the financial covenants in that facility, the reduction of the committed portion of this facility from $100.0 million to $50.0 million, the elimination of the $100.0 million non-committed portion of this credit facility and the acceleration of the termination date of this facility from November 2003 to September 30, 2003. The Company's ability to repay this facility upon termination is

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

9.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

dependent on its ability to refinance the loans in one of its new facilities or the sale of loans currently warehoused in the terminating facility by September 30, 2003.

   Some of the Company's financial covenants in other credit facilities have minimal flexibility and it cannot say with certainty that it will continue to comply with the terms of all debt covenants. There can be no assurance as to whether or in what form a waiver or modification of terms of these agreements would be granted the Company.

   On September 22, 2003, the Company entered into definitive agreements with a financial institution for a new $200.0 million credit facility for the purpose of funding its loan originations. Pursuant to the terms of this facility, the Company is required to, among other things: (i) obtain a written commitment for another credit facility of at least $200.0 million and close that additional facility by October 3, 2003 (which condition would be satisfied by the closing of the $250.0 million facility described below); (ii) have a net worth of at least $28.0 million by September 30, 2003; with quarterly increases of $2.0 million thereafter; (iii) apply 60% of its net cash flow from operations each quarter to reduce the outstanding amount of subordinated debt commencing with the quarter ending March 31, 2004; and (iv) provide a parent company guaranty of 10% of the outstanding principal amount of loans under the facility. This facility has a term of 12 months expiring in September 2004 and is secured by the mortgage loans which are funded by advances under the facility with interest equal to LIBOR plus a margin. This facility is subject to representations and warranties and covenants, which are customary for a facility of this type, as well as amortization events and events of default related to the Company's financial condition. These provisions require, among other things, the Company's maintenance of a delinquency ratio for the managed portfolio (which represents the portfolio of securitized loans and leases we service for others) at the end of each fiscal quarter of less than 12.0%, its subordinated debt not to exceed $705.0 million at any time, its ownership of an amount of repurchased loans not to exceed
1.5% of the managed portfolio and its registration statement registering
$295.0 million of subordinated debt be declared effective by the SEC no later than October 31, 2003.

   On September 22, 2003, the Company executed a commitment letter for a mortgage warehouse credit facility with a warehouse lender, which consists of a senior secured revolving credit facility of up to $225.0 million and a secured last out revolver facility up to $25.0 million to fund loan originations. The commitment letter is subject to certain conditions, including, among other things: (i) entering into definitive agreements, except as provided in the commitment letter; (ii) the absence of a material adverse change in the business, operations, property, condition (financial or otherwise) or prospects of the Company or its affiliates; and (iii) its receipt of another credit facility in an amount not less than $200.0 million, subject to terms and conditions acceptable to this lender (which condition is satisfied by the new $200.0 million facility described above). The commitment letter provides that these facilities will have a term of three years with an interest rate on amounts outstanding under the $225.0 million portion of the credit facility equal to the greater of one-month LIBOR plus a margin or the difference between the yield maintenance fee (as defined in the commitment letter) and the one-month LIBOR plus a margin. Advances under this facility would be collateralized by substantially all of the Company's present and future assets including pledged loans and a security interest in substantially all of its interest-only strips and residual interests which will be contributed to a special purpose entity organized by the Company to facilitate this transaction. The Company also agreed to pay fees of approximately
$14.6 million annually plus a nonusage fee based on the difference between the average daily outstanding balance for the current month and the maximum credit amount under the facility and the lender's out-of-pocket expenses.

   The Company anticipates that these facilities will be subject to representations and warranties, events of default and covenants which are customary for facilities of this type, as well as its agreement to: (i) maintain sales or renewals of our subordinated debt securities of $10.0 million per month; (ii) restrict total principal and interest outstanding on its subordinated debt to $750.0 million or less; (iii) make quarterly reductions

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

9.  Subordinated Debt and Warehouse Lines and Other Notes Payable (continued)

commencing in April 2004 of an amount of subordinated debt outstanding to be determined; (iv) maintain maximum interest rates payable on subordinated debt securities not to exceed 10 percentage points above comparable rates for FDIC insured products; and (v) the lender's receipt of the Company's audited financial statements for the period ended June 30, 2003. The definitive agreements will grant the lender an option at any time after the first anniversary of entering into the definitive agreements to increase the credit amount on the $250.0 million facility to $400.0 million with additional fees payable by the Company plus additional interest as may be required by the institutions or investors providing the lender with these additional funds. The commitment letter requires that the Company enter into definitive agreements not later than October 17, 2003. While the Company anticipates that it will close this transaction prior to such date, it cannot provide assurance that these negotiations will result in definitive agreements or that such agreements, as negotiated, will be on terms and conditions acceptable to the Company. In the event the Company is unable to close these facilities or another facility within the time frame provided under the new $200.0 million credit facility described above, the lender on that facility would be under no obligation to make further advances under the terms of that facility and outstanding advances would have to be repaid over a period of time.

   Under a registration statement declared effective by the SEC on October 3, 2002, the Company registered $315.0 million of subordinated debt. Of the $315.0 million, $121.3 million of debt from this registration statement was available for future issuance as of June 30, 2003. In June 2003, the Company filed a new registration statement with the SEC to register an additional $295.0 million of subordinated debt.

   The Company's subordinated debt securities are subordinated in right of payment to, or subordinate to, the payment in full of all senior debt as defined in the indentures related to such debt, whether outstanding on the date of the applicable indenture or incurred following the date of the indenture. The Company's assets, including the stock it holds in its subsidiaries, are available to repay the subordinated debt in the event of default following payment to holders of the senior debt. In the event of the Company's default and liquidation of its subsidiaries to repay the debt holders, creditors of the subsidiaries must be paid or provision made for their payment from the assets of the subsidiaries before the remaining assets of the subsidiaries can be used to repay the holders of the subordinated debt securities.

   In September 2002, the Company entered into a series of leases for computer equipment which qualify as capital leases. The total principal amount of debt to be recorded under these leases is $1.0 million. The leases have an imputed interest rate of 8.0% and mature through January 2006.

   The Company paid commitment fees and non-usage fees on warehouse lines and operating lines of credit of $0.4 million, $0.7 million and $0.4 million in the years ended June 30, 2003, 2002 and 2001, respectively.

10.  Stockholders' Equity

   In fiscal 1999, the Board of Directors initiated a stock repurchase program in view of the price level of the Company's common stock, which at the time traded and has continued to trade at below book value. In addition, the Company's consistent earnings growth over the past several years through fiscal 2002 did not result in a corresponding increase in the market value of its common stock. The repurchase program was extended in fiscal 2000, 2001 and 2002. The fiscal 2002 extension authorized the purchase of up to 10% of the then outstanding shares, which totaled approximately 2,661,000 shares on the date of the extension. The Company repurchased 43,000 shares under the most current repurchase program, which terminated in November 2002. The Company did not extend the repurchase program beyond this date and currently has no plans to repurchase additional shares.

   The total number of shares repurchased under the stock repurchase program was: 117,000 in fiscal 1999; 327,000 in fiscal 2000; 627,000 in fiscal 2001;
and 352,000 in fiscal 2002. The cumulative effect of the stock

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

10.  Stockholders' Equity (continued)

repurchase program was an increase in diluted earnings per share of $0.41 and $0.32 for the years ended June 30, 2002 and 2001, respectively.

   On August 21, 2002, the Board of Directors declared a 10% stock dividend payable September 13, 2002 to shareholders of record on September 3, 2002. In conjunction with the Board's resolution, all outstanding stock options and related exercise prices were adjusted. Accordingly, all outstanding common shares, earnings per common share, average common share and stock option amounts presented have been adjusted to reflect the effect of this stock dividend. Amounts presented for fiscal 2001 have been similarly adjusted for the effect of a 10% stock dividend declared October 1, 2001, which was paid on November 5, 2001 to shareholders of record on October 22, 2001. The Company increased its quarterly cash dividend to $0.08 per share in fiscal 2003. Cash dividends of $0.32, $0.28 and $0.26 were paid in the years ended June 30, 2003, 2002 and 2001, respectively.

   In May 2002 the Company registered 440,000 shares of its common stock for use in a dividend reinvestment plan. The dividend reinvestment plan is intended to allow shareholders to purchase the Company's common stock with dividend payments from their existing common stock holdings. This option continues to be offered to the shareholders. As of June 30, 2003, 431,566 shares are available for use in the plan.

   In December 2002, the Company's shareholders approved an increase in the number of shares of authorized preferred stock from 1.0 million shares to
3.0 million shares. The preferred shares may be used to raise equity capital, redeem outstanding debt or acquire other companies, although no such acquisitions are currently contemplated. The Board of Directors has discretion with respect to designating and establishing the terms of each series of preferred stock prior to issuance.

11.  Employee Benefit Plan

   The Company has a 401(k) defined contribution plan, which was established in 1995, available to all employees who have been with the Company for one month and have reached the age of 21. Employees may generally contribute up to 15% of their earnings each year, subject to IRS imposed limitations. For participants with one or more years of service, the Company, at its discretion, may match up to 25% of the first 5% of earnings contributed by the employee, and may match an additional 25% of the first 5% of earnings contributed by the employee in Company stock. The Company's contribution was $417 thousand, $350 thousand and $307 thousand for the years ended June 30, 2003, 2002 and 2001, respectively.

12.  Stock Option and Stock Incentive Plans

   The Company has stock option plans that provide for the periodic granting of options to key employees and non-employee directors. These plans have been approved by the Company's shareholders. Options are generally granted to key employees at the market price of the Company's stock on the date of grant and expire five to ten years from date of grant. Options either fully vest when granted or over periods of up to five years. At June 30, 2003, 230,024 shares were available for future grant under the Company's stock option plans.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

12.  Stock Option and Stock Incentive Plans (continued)

   A summary of key employee stock option activity for the years ended June 30, 2003, 2002 and 2001 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.


                                                                Weighted-Average
                                             Number of Shares    Exercise Price
                                             ----------------   ----------------
Options outstanding, June 30, 2000 ......        563,981             $13.23
Options granted .........................         81,675               5.32
Options canceled ........................        (91,052)             15.82
                                                 -------
Options outstanding, June 30, 2001 ......        554,604              11.64
Options granted .........................        110,311              12.81
Options exercised .......................           (121)             10.75
Options canceled ........................        (61,336)              7.32
                                                 -------
Options outstanding, June 30, 2002 ......        603,458              11.95
Options granted .........................          6,000              13.50
Options exercised .......................         (4,000)              5.06
Options canceled ........................        (41,466)             14.41
                                                 -------
Options outstanding, June 30, 2003 ......        563,992             $11.79
                                                 =======


   The Company also issues stock options to non-employee directors. Options generally are granted to non-employee directors at or above the market price of the stock on the date of grant, fully vest when granted and expire three to ten years after the date of grant.

   A summary of non-employee director stock option activity for the three years ended June 30, 2003, 2002 and 2001 follows. Stock option activity has been retroactively adjusted for the effect of the stock dividends described in Note 10.


                                                                Weighted-Average
                                             Number of Shares    Exercise Price
                                             ----------------   ----------------
Options outstanding, June 30, 2000 ......        211,750             $ 9.45
Options granted .........................         48,400               5.27
Options canceled ........................        (25,410)             18.30
                                                 -------
Options outstanding, June 30, 2001 ......        234,740               7.63
Options granted .........................         59,400              13.97
Options canceled ........................        (25,410)             11.81
                                                 -------
Options outstanding, June 30, 2002 ......        268,730               8.64
Options exercised .......................        (87,985)              7.37
Options canceled ........................        (12,100)             10.74
                                                 -------
Options outstanding, June 30, 2003 ......        168,645             $ 9.25
                                                 =======


   The Company accounts for stock options issued under these plans using the intrinsic value method. See Note 1 for more detail.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

12.  Stock Option and Stock Incentive Plans (continued)

   The weighted-average fair value of options granted during fiscal years ended June 30, 2003, 2002 and 2001 were $7.00, $5.85 and $2.15, respectively. The fair value of options granted was estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:


                                                                                                            June 30,
                                                                                            ---------------------------------------
                                                                                                2003          2002         2001
                                                                                            -----------    ----------   -----------
Expected volatility.....................................................................            65%           50%           40%
Expected life...........................................................................         8 yrs.        8 yrs.        8 yrs.
Risk-free interest rate.................................................................    3.3% - 3.8%    3.4% -5.3%   5.0% - 5.9%


   The following tables summarize information about stock options outstanding under these plans at June 30, 2003:


Options Outstanding
                                                                                                      Weighted
                                                                                                     Remaining          Weighted-
                                                                                     Number of    Contractual Life       Average
Range of Exercise Prices of Options                                                    Shares         in Years       Exercise Price
----------------------------------------------------------                           ---------    ----------------   --------------
$ 3.94 to 5.63                                                                        174,971           3.7              $ 4.62
10.74 to 12.59                                                                        312,549           6.7               11.27
13.49 to 15.74                                                                        186,671           3.0               14.94
17.22 to 20.46                                                                         58,446           4.6               18.70
                                                                                      -------           ---
                                                                                      732,637           4.9              $11.21
                                                                                      =======           ===



Options Exercisable
                                                                                                      Weighted
                                                                                                     Remaining          Weighted-
                                                                                     Number of    Contractual Life       Average
Range of Exercise Prices of Options                                                    Shares         in Years       Exercise Price
----------------------------------------------------------                           ---------    ----------------   --------------
$ 3.94 to 5.63                                                                        144,701           2.9              $ 4.52
10.74 to 12.59                                                                        161,019           5.9               11.02
13.49 to 15.74                                                                        139,531           3.1               15.14
17.22 to 20.46                                                                         58,446           4.6               18.70
                                                                                      -------           ---
                                                                                      503,697           4.1              $11.18
                                                                                      =======           ===


   The FASB released interpretation No. 44 "Accounting for Certain Transactions Involving Stock Compensation" allows options granted to directors to be accounted for consistently with those granted to employees if certain conditions are met, and therefore, no expense is recognized where the exercise price equals or exceeds the fair value of the shares at the date of grant. In accordance with the guidance, in fiscal 2001, the Company recorded $174 thousand as a cumulative effect of a change in accounting principle, which represents the cumulative amount of expense recognized in prior years for stock options issued to non-employee directors.

   In fiscal 2002 the Board of Directors adopted, and the shareholders approved, a stock incentive plan. The stock incentive plan provides for awards to officers and other employees of the Company in the form of the Company's common stock. Awards made pursuant to this plan are under the direction of the Compensation Committee of the Board of Directors and are dependent on the Company, and individuals receiving the grant, achieving certain goals developed by the Compensation Committee. The vesting schedule for awards under this plan, if any, are set by the Compensation Committee at time of grant. The total number of shares authorized to be granted under the Stock Incentive Plan are 165,000 shares. The number of shares issuable can be adjusted, however, in the event of a reorganization, recapitalization, stock split, stock dividend,

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

12.  Stock Option and Stock Incentive Plans (continued)

merger, consolidation or other change in the corporate structure of the Company. On October 15, 2002, 27,899 shares were granted at a price of $10.05 per share and 10,876 shares were granted on October 17, 2002 at $10.43 per share to officers and employees under this plan.

13.  Income Taxes

   The provision for income taxes consists of the following (in thousands):


                                                                                                            Year ended June 30,
                                                                                                        ---------------------------
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
Current
 Federal............................................................................................    $      9    $1,455   $  383
 State..............................................................................................         400       250       76
                                                                                                        --------    ------   ------
                                                                                                             409     1,705      459
                                                                                                        --------    ------   ------
Deferred
 Federal............................................................................................     (19,377)    3,986    4,641
 State..............................................................................................        (150)       --      174
                                                                                                        --------    ------   ------
                                                                                                         (19,527)    3,986    4,815
                                                                                                        --------    ------   ------
Total provision for income taxes....................................................................    $(19,118)   $5,691   $5,274
                                                                                                        ========    ======   ======


   There were $4.1 million in federal tax benefits from the utilization of net operating loss carryforwards in the year ended June 30, 2003 while there were no tax benefits from the utilization of net operating loss carryforwards in the year ended June 30, 2002.

   The cumulative temporary differences resulted in net deferred income tax assets or liabilities consisting primarily of the following (in thousands):

                                                                   Year ended
                                                                     June 30,
                                                               -----------------
                                                                 2003      2002
                                                               -------   -------
Deferred income tax assets:
Allowance for credit losses ...............................    $   997   $ 1,297
Net operating loss carryforwards ..........................     72,581    60,720
Other .....................................................     14,544     6,303
                                                               -------   -------
                                                                88,122    68,320
Less valuation allowance ..................................     36,830    29,326
                                                               -------   -------
                                                                51,292    38,994
                                                               -------   -------
Deferred income tax liabilities:
Interest-only strips and other receivables ................     68,328    74,118
                                                               -------   -------
                                                                68,328    74,118
                                                               -------   -------
Net deferred income tax liability .........................    $17,036   $35,124
                                                               =======   =======


   The valuation allowance represents the income tax effect of state net operating loss carryforwards of the Company, which are not presently expected to be utilized. The utilization of net operating loss carryforwards for federal tax purposes is not dependent on future taxable income from operations, but on the reversal of timing differences principally related to existing securitization assets. These timing differences are expected to absorb the available net operating loss carryforwards during the carryforward period.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

13.  Income Taxes (continued)

   A reconciliation of income taxes at federal statutory rates to the Company's tax provision is as follows (in thousands):


                                                                                                            Year ended June 30,
                                                                                                        ---------------------------
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
Federal income tax at statutory rates...............................................................    $(17,157)   $4,742   $4,615
Nondeductible items.................................................................................          85        65      534
Other, net..........................................................................................      (2,046)      884      125
                                                                                                        --------    ------   ------
                                                                                                        $(19,118)   $5,691   $5,274
                                                                                                        ========    ======   ======

   For income tax reporting, the Company has net operating loss carryforwards aggregating approximately $460.4 million available to reduce future state income taxes for various states as of June 30, 2003. If not used, substantially all of the carryforwards will expire at various dates from June 30, 2003 to June 30, 2005. The $2.0 million benefit in the other, net category is the result of the reversal of state and federal reserves which are no longer deemed necessary.

14.  Commitments and Contingencies

Operating Leases

   As of June 30, 2003, the Company leases property under noncancelable operating leases requiring minimum annual rentals as follows (in thousands):

Year ending June 30,
2004 .................................................................   $ 1,422
2005 .................................................................     5,283
2006 .................................................................     5,131
2007 .................................................................     5,312
2008 .................................................................     5,442
Thereafter ...........................................................    33,533
                                                                         -------
                                                                         $56,123
                                                                         =======


   Rent expense for leased property was $5.1 million, $4.9 million and $5.2 million, respectively, for the years ended June 30, 2003, 2002, and 2001.

Employment Agreements

   In January 1997, the Company entered into employment agreements, as amended, with three executives under which they are entitled to an initial annual base compensation of $625 thousand, collectively, automatically adjusted for increases in the Consumer Price Index and may be adjusted for merit increases. The agreements with two of the executives also provide for bonus payments up to 225% of the executive's annual salary under a cash bonus plan established by the Company's Board of Directors. The third executive is entitled to a bonus payment of up to 50% of the executive's annual salary. The agreements terminate upon the earlier of: (a) the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; (b) the later of five years from any anniversary date of the agreements for two executives and three years for one executive; or (c) five years from the date of notice to the executive of the Company's intention to terminate the agreement for two executives and three years for one executive. In addition, two of the executives are entitled to a cash payment equal to 299% of the last five years average annual compensation in the event of a "change in control," as defined in the agreement. The remaining executive is entitled to a similar payment but only if he is terminated in connection with a change in control.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

14.  Commitments and Contingencies (continued)

   The Company has also entered into an employment agreement with another executive under which the executive is entitled to receive an initial annual base compensation of $335 thousand which shall be reviewed annually and may be adjusted for merit increases. The executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This agreement terminates upon: (a) the earlier of the executive's death, permanent disability, termination of employment for cause, voluntary resignation or 70th birthday; or (b) upon notice to the executive of the Company's intention to terminate the agreement without cause in which case the executive will receive a cash payment equal to his annual base salary. This agreement is binding upon any successor of the Company by merger, consolidation, purchase or otherwise. In the event of a change in control, this executive will receive his highest annual salary for the twelve-month period preceding the termination of his employment and his highest annual bonus paid in any of the three fiscal years preceding termination. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation at the time of award based upon the executive achieving specific goals and objectives.

   The Company has also entered into an employment arrangement with another executive under which the executive is entitled to receive an initial annual base compensation of $275 thousand. In addition, this executive is eligible for a cash bonus payment of up to 50% of the executive's annual base compensation based upon the Company achieving specific goals and objectives. This executive is entitled to receive one year's base salary if terminated for any reason, except for cause as defined in the agreement. This executive is also entitled to a severance payment equal to two times the executive's highest annual base salary and bonus earned within a specified period if terminated due to a change in control of the Company or within twenty-four months of a change in control of the Company the executive resigns due to circumstances specified in the agreement.

Periodic Advance Guarantees

   As the servicer of securitized loans, the Company is obligated to advance interest payments for delinquent loans if we deem that the advances will ultimately be recoverable. These advances can first be made out of funds available in a trust's collection account. If the funds available from the trust's collection account are insufficient to make the required interest advances, then the Company is required to make the advance from its operating cash. The advances made from a trust's collection account, if not recovered from the borrower or proceeds from the liquidation of the loan, require reimbursement from the Company. However, the Company can recover any advances the Company makes from its operating cash from the subsequent month's mortgage loan payments to the applicable trust prior to any distributions to the certificate holders.

   The Company adopted FIN 45 on a prospective basis for guarantees that are issued or modified after December 31, 2002. Based on the requirements of this guidance for the fiscal year ended June 30, 2003, the Company has recorded a $0.7 million liability in conjunction with the sale of mortgage loans to the ABFS 2003-1 securitization trust which occurred in March 2003. This liability represents its estimate of the fair value of periodic interest advances that the Company as servicer of the securitized loans, is obligated to pay to the trust on behalf of delinquent loans. The fair value of the liability was estimated based on an analysis of historical periodic interest advances and recoveries from securitization trusts.

Other

   State and federal banking regulatory agencies, state attorneys general offices, the Federal Trade Commission, the U.S. Department of Justice, the U.S. Department of Housing and Urban Development and state and local governmental authorities have increased their focus on lending practices by some companies in the subprime industry, more commonly referred to as "predatory lending" practices. State, local and federal

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

14.  Commitments and Contingencies (continued)

governmental agencies have imposed sanctions for practices including, but not limited to, charging borrowers excessive fees, imposing higher interest rates than the borrower's credit risk warrants and failing to adequately disclose the material terms of loans to the borrowers. As a result of these initiatives, the Company is unable to predict whether state, local or federal authorities will require changes in the Company's lending practices in the future, including the reimbursement of borrowers as a result of fees charged or the imposition of fines, or the impact of those changes on the Company's profitability. The Pennsylvania Attorney General reviewed certain fees charged to Pennsylvania customers by the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage. Although the Company believes that these fees were fair and in compliance with applicable federal and state laws, in April 2002 the Company agreed to reimburse borrowers approximately $221,000 with respect to a particular fee paid by borrowers from January 1, 1999 to mid-February 2001 and to reimburse the Commonwealth of Pennsylvania $50,000 for their costs of investigation and for future public protection purposes. The Company discontinued charging this particular fee in mid-February 2001. The Company has satisfied the monetary commitments and obligations to the Pennsylvania Attorney General. The reserve, which the Company previously established, was adequate to cover the resolution of this matter.

15.  Legal Proceedings

   On February 26, 2002, a purported class action titled Calvin Hale v. HomeAmerican Credit, Inc., No. 02 C 1606, United States District Court for the Northern District of Illinois, was filed in the Circuit Court of Cook County, Illinois (subsequently removed by Upland Mortgage to the captioned federal court) against the Company's subsidiary, HomeAmerican Credit, Inc., which does business as Upland Mortgage, on behalf of borrowers in Illinois, Indiana, Michigan and Wisconsin who paid a document preparation fee on loans originated since February 4, 1997. The case consisted of three purported class action counts and two individual counts. The plaintiff alleged that the charging of, and the failure to properly disclose the nature of, a document preparation fee were improper under applicable state law. In November 2002 the Illinois Federal District Court dismissed the three class action counts and an agreement in principle was reached in August 2003 to settle the matter. The terms of the settlement have been finalized and did not have a material effect on our consolidated financial position or results of operations.

   The Company's lending subsidiaries, including HomeAmerican Credit, Inc. which does business as Upland Mortgage, are involved, from time to time, in class action lawsuits, other litigation, claims, investigations by governmental authorities, and legal proceedings arising out of their lending and servicing activities, including the purported class action entitled, Calvin Hale v. HomeAmerican Credit, Inc., d/b/a Upland Mortgage, described above. Due to the Company's current expectation regarding the ultimate resolution of these actions, management believes that the liabilities resulting from these actions will not have a material adverse effect on its consolidated financial position or results of operations. However, due to the inherent uncertainty in litigation and because the ultimate resolution of these proceedings are influenced by factors outside of the Company's control, the Company's estimated liability under these proceedings may change or actual results may differ from its estimates.

   Additionally, court decisions in litigation to which the Company is not a party may also affect its lending activities and could subject it to litigation in the future. For example, in Glukowsky v. Equity One, Inc., (Docket No. A-3202 -- 01T3), dated April 24, 2003, to which the Company is not a party, the Appellate Division of the Superior Court of New Jersey determined that the Parity Act's preemption of state law was invalid and that the state laws precluding some lenders from imposing prepayment fees are applicable to loans made in New Jersey. The Company expects that, as a result of the publicity surrounding predatory lending practices and this recent New Jersey court decision regarding the Parity Act, it may be subject to other class action suits in the future.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

15.  Legal Proceedings (continued)

   In addition, from time to time, the Company is involved as plaintiff or defendant in various other legal proceedings arising in the normal course of its business. While the Company cannot predict the ultimate outcome of these various legal proceedings, management believes that the resolution of these legal actions should not have a material effect on the Company's financial position, results of operations or liquidity.

16.  Related Party Transactions

   The Company has a loan receivable from an officer of the Company for $600 thousand, which was an advance for the exercise of stock options to purchase 247,513 shares of the Company's common stock in 1995. The loan is due in September 2005 (earlier if the stock is disposed of). Interest at 6.46% is payable annually. The loan is secured by 247,513 shares of the Company's stock, and is shown as a reduction of stockholders' equity on the accompanying balance sheet.

   On April 2, 2001, the Company awarded 2,500 shares (3,025 shares after the effect of stock dividends) of its common stock to a director of the Company as a result of services rendered in connection with its stock repurchases.

   In February 2003, the Company awarded 2,000 shares of its common stock to each of two newly appointed members of its Board of Directors.

   The Company employs members of the immediate family of one of its directors and one of its non-director executive officers in various executive and other positions. The Company believes that the salaries paid to these individuals are competitive with salaries paid to other employees in similar positions within the Company and in its industry.

   Additionally, the Company has business relationships with other related parties including family members of one of its directors and one of its non-director executive officers through which the Company has, from time to time, purchased appraisal services, office equipment and real estate advisory services. None of these related party transactions, individually or collectively, are material to the Company's results of operations. No active market exists for certain of the Company's assets and liabilities. Therefore, fair value estimates are based on judgments regarding credit risk, investor expectation of future economic conditions, normal cost of administration and other risk characteristics, including interest rates and prepayment risk. These estimates are subjective in nature and involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

17.  Fair Value of Financial Instruments

   The following table summarizes the carrying amounts and fair value estimates of financial instruments recorded on the Company's financial statements at June 30, 2003 and 2002 (in thousands):


                                                                                June 30, 2003                  June 30, 2002
                                                                         ---------------------------    ---------------------------
                                                                        Carrying Value    Fair Value    Carrying Value   Fair Value
                                                                        --------------    ----------    --------------   ----------
Assets
Cash and cash equivalents ...........................................      $ 47,475        $ 47,475        $108,599       $108,599
Loans and leases available for sale .................................       271,402         272,991          57,677         67,145
Interest-only strips ................................................       598,278         598,278         512,611        512,611
Servicing rights ....................................................       119,291         119,291         125,288        125,951
Investments held to maturity ........................................           881             946             917            989
Liabilities
Subordinated debt and warehouse lines and notes payable .............      $932,456        $931,302        $664,206       $663,212


   The methodology and assumptions utilized to estimate the fair value of the Company's financial instruments are as follows:

     Cash and cash equivalents -- For these short-term instruments, the carrying amount approximates fair value.

     Loans and leases available for sale -- Fair value is determined by recent sales and securitizations.

     Interest-only strips -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     Servicing rights -- Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and leases.

     Investments held to maturity -- Represent mortgage loan backed securities retained in securitizations. Fair value is determined using estimated discounted future cash flows taking into consideration anticipated prepayment rates and credit loss rates of the underlying loans and pass through investment certificate interest rates of current securitizations.

     Subordinated debt and notes payable -- The fair value of fixed debt is estimated using the rates currently available to the Company for debt of similar terms.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

17.  Fair Value of Financial Instruments (continued)

   The carrying value of mortgage backed securities retained in securitizations, which were held-to-maturity investment securities were as follows (in thousands):


                                                                                                      Gross        Gross
                                                                                      Amortized    Unrealized    Unrealized    Fair
                                                                                         Cost         Gains        Losses     Value
                                                                                      ---------    ----------    ----------   -----
June 30, 2003 .....................................................................      $881          $65          $--        $946
June 30, 2002 .....................................................................      $917          $72          $--        $989


   Mortgage backed securities mature through November 2005.

18.  Derivative Financial Instruments

   SFAS No. 133 was effective on a prospective basis for all fiscal quarters of fiscal years beginning after June 15, 2000. The adoption of SFAS No. 133 on July 1, 2000 resulted in the cumulative effect of a change in accounting principle of $15 thousand pre-tax being recognized as expense in the Consolidated Statement of Income for the year ended June 30, 2001. Due to the immateriality of the cumulative effect of adopting SFAS No. 133, the $15 thousand pre-tax expense is included in general and administrative expense in the Consolidated Statement of Income. The tax effects and earnings per share amounts related to the cumulative effect of adopting SFAS No. 133 are not material.

Hedging Activity

   Related to Loans Expected to Be Sold Through Securitizations. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a term securitization at a future date. The mortgage loans and mortgage loans underlying residual interests in mortgage pools consist of essentially similar pools of fixed interest rate loans, collateralized by real estate (primarily residential real estate) with similar maturities and similar credit characteristics. Fixed interest rate pass-through certificates issued by securitization trusts are generally priced to yield an interest rate spread above interest rate swap yield curves with maturities to match the maturities of the interest rate pass-through certificates. The Company may hedge potential interest rate changes in interest rate swap yield curves with forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. This practice has provided strong correlation between the hedge contracts and the ultimate pricing that the Company will receive on the subsequent securitization.

   Related to Loans Expected to Be Sold Through Whole Loan Sale Transactions. The Company may also utilize derivative financial instruments in an attempt to mitigate the effect of changes in market interest rates between the date loans are originated at fixed interest rates and the date that the loans will be sold in a whole loan sale. At the time the derivative contracts are executed, they are specifically designated as hedges of mortgage loans or the Company's residual interests in mortgage loans in its mortgage conduit facility, which the Company would expect to be included in a whole loan sale transaction at a future date. The Company may hedge the effect of changes in market interest rates with forward sale commitments, forward starting interest rate swaps, Eurodollar futures, forward treasury sales or derivative contracts of similar underlying securities. On June 30, 2003, the Company entered into a forward sale agreement providing for the sale of $275 million of home equity mortgage loans at a price of 105.0%.

   Disqualified Hedging Relationship. The securitization market was not available to the Company in the fourth quarter of fiscal 2003. As a result, the Company realized that the expected high correlation between the changes in the fair values of the derivatives and the mortgage loans would not be achieved and discontinued hedge accounting. During the quarter ending June 30, 2003, $4.0 million of losses on $170.0 million of forward starting interest rate swaps previously designated as a hedge of mortgage loans expected to be

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

18.  Derivative Financial Instruments (continued)

securitized was charged to earnings. An offsetting increase of $3.7 million in the value of the hedged mortgage loans was recorded in earnings, representing the changes in value of the loans until the date that the Company learned that the securitization market was not available.

   The Company recorded the following gains and losses on the fair value of derivative financial instruments accounted for as hedging transactions or on disqualified hedging relationships for the years ended June 30, 2003, 2002 and 2001. Ineffectiveness related to qualified hedging relationships during the period was immaterial. Ineffectiveness is a measure of the difference in the change in fair value of the derivative financial instrument as compared to the change in the fair value of the item hedged (in thousands):


                                                                                                                Year Ended June 30,
                                                                                                       ----------------------------
                                                                                                          2003     2002       2001
                                                                                                       -------    -------   -------
Offset by gains and losses recorded on securitizations:
Losses on derivative financial instruments.........................................................    $(3,806)   $(9,401)  $(4,343)
Offset by gains and losses recorded on the fair value of hedged items:
Losses on derivative financial instruments.........................................................    $(7,037)   $    --   $    --
Amount settled in cash - paid......................................................................    $(5,041)   $(9,401)  $(4,343)


   At June 30, 2003, forward sale agreements and outstanding forward starting interest rate swap contracts accounted for as hedges and unrealized losses recorded as liabilities on the balance sheet were as follows (in thousands):


                                                           Notional   Unrealized
                                                            Amount       Loss
                                                           --------   ----------
Forward sale agreement ................................    $275,000     $    --
Forward starting interest rate swaps ..................    $     --     $(6,776)(a)

---------------
(a) Represents the liability carried on the balance sheet at June 30, 2003 for previously recorded losses not yet settled in cash.

   There were no outstanding derivatives contracts accounted for as hedges at June 30, 2002 or 2001.

Trading Activity

   Generally, the Company does not enter into derivative financial instrument contracts for trading purposes. However, the Company has entered into derivative financial instrument contracts which have not been designated as hedges in accordance with SFAS No. 133 and were therefore accounted for as trading assets or liabilities.

   Related to Loans Expected to Be Sold Through Securitizations. During fiscal 2003, the Company used interest rate swap contracts to protect the future securitization spreads on loans in its pipeline. Loans in the pipeline represent loan applications for which the Company is in the process of obtaining all the documentation required for a loan approval or approved loans, which have not been accepted by the borrower and are not considered to be firm commitments. The Company believed there was a greater chance that market interest rates that would be obtained on the subsequent securitization of these loans would increase rather than decline, and chose to protect the spread that could be earned in the event of rising rates.

   However due to a decline in market interest rates during the period the derivative contracts were used to manage interest rate risk on loans in the pipeline, the Company recorded losses on forward starting interest rate swap contracts during the fiscal year ended June 30, 2003. The losses are summarized in the table below.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

18.  Derivative Financial Instruments (continued)

   Related to Loans Expected to Be Sold Through Whole Loan Sale Transactions. The $170.0 million notional amount of forward starting interest rate swap contracts carrying over from the disqualified hedging relationship discussed above are currently being utilized to manage the effect of changes in market interest rates on the fair value of fixed-rate mortgage loans that were previously expected to be sold in a fourth quarter of fiscal 2003 securitization, but are now expected to be sold in whole loan sale transactions. The Company has elected not to designate these derivative contracts as an accounting hedge.

   The following gains and losses were recorded on the fair value of derivative financial instruments classified as trading for the year ended June 30, 2003. There were no derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):

Trading gains(losses) on forward starting interest rate swaps:
Related to loan pipeline .............................................   $(3,796)
Related to whole loan sales ..........................................   $   441
Amount settled in cash - paid ........................................   $(2,671)


   At June 30, 2003, outstanding forward starting interest rate swap contracts used to manage interest rate risk on loans expected to be sold in whole loan sale transactions and the associated unrealized gains recorded as assets on the balance sheet are summarized in the table below. There were no open derivative contracts classified as trading for the years ended June 30, 2002 and 2001 except those noted below to manage the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. (in thousands):


                                                           Notional   Unrealized
                                                            Amount       Gain
                                                           --------   ----------
Forward starting interest rate swaps ..................    $170,000      $441


   The sensitivity of the forward starting interest rate swap contracts held as trading as of June 30, 2003 to a 0.1% change in market interest rates is $0.1 million.

   Related to Interest-only Strips. For fiscal years ended June 30, 2003 and 2002, respectively, the Company recorded net losses of $0.9 million and $0.7 million on an interest rate swap contract which was not designated as an accounting hedge. This contract was designed to reduce the exposure to changes in the fair value of certain interest-only strips due to changes in one-month LIBOR. The loss on the swap contract was due to decreases in the interest rate swap yield curve during the periods the contract was in place. Included in the $0.9 million net loss recorded in the fiscal year ended June 30, 2003 were unrealized gains of $0.1 million representing the net change in the fair value of the contract during the fiscal year and $1.0 million of cash losses paid during the fiscal year. Included in the $0.7 million net loss recorded in the fiscal year ended June 30, 2002 were unrealized losses of $0.5 million representing the net change in the fair value of the contract during the fiscal year and $0.2 million of cash losses paid during the fiscal year. The cumulative net unrealized loss of $0.3 million is included as a trading liability in Other liabilities.

   Terms of the interest rate swap contract at June 30, 2003 were as follows (dollars in thousands):

Notional amount ..................................................   $    44,535
Rate received - Floating(a) ......................................         1.18%
Rate paid - Fixed ................................................         2.89%
Maturity date ....................................................    April 2004
Unrealized loss ..................................................   $       334
Sensitivity to 0.1% change in interest rates .....................   $        17

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

18.  Derivative Financial Instruments (continued)

---------------
(a) Rate represents the spot rate for one-month LIBOR paid on the securitized floating interest rate certificate at the end of the period

19.  Reconciliation of Basic and Diluted Earnings Per Common Share

                                                                                                             Year ended June 30,
                                                                                                          2003       2002     2001
                                                                                                        --------    ------   ------
                                                                                                           (in thousands except per
                                                                                                                        share data)
(Numerator)
Income (loss) before cumulative effect of a change in accounting principle..........................    $(29,902)   $7,859   $7,911
Cumulative effect of a change in accounting principle...............................................          --        --      174
                                                                                                        --------    ------   ------
Net income (loss)...................................................................................    $(29,902)   $7,859   $8,085
                                                                                                        ========    ======   ======
(Denominator)
Average Common Shares:
 Average common shares outstanding..................................................................       2,918     2,934    3,797
 Average potentially dilutive shares................................................................         (a)       221       88
                                                                                                        --------    ------   ------
 Average common and potentially dilutive shares.....................................................       2,918     3,155    3,885
                                                                                                        ========    ======   ======
Earnings (loss) per common share:
 Basic:
Income (loss) before cumulative effect of a change in accounting principle..........................    $ (10.25)   $ 2.68   $ 2.08
Cumulative effect of a change in accounting principle...............................................          --        --     0.05
                                                                                                        --------    ------   ------
 Net income (loss)..................................................................................    $ (10.25)   $ 2.68   $ 2.13
                                                                                                        ========    ======   ======
 Diluted:
Income (loss) before cumulative effect of a change in accounting principle..........................    $ (10.25)   $ 2.49   $ 2.04
Cumulative effect of a change in accounting principle...............................................          --        --     0.04
                                                                                                        --------    ------   ------
 Net income (loss)..................................................................................    $ (10.25)   $ 2.49   $ 2.08
                                                                                                        ========    ======   ======

---------------
(a) Anti-dilutive in fiscal year 2003.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

20.  Segment Information

   The Company has three operating segments: Loan Origination, Servicing and Treasury and Funding.

   The Loan Origination segment originates business purpose loans secured by real estate and other business assets, home equity loans typically to credit-impaired borrowers and loans secured by one to four family residential real estate.

   The Servicing segment services the loans originated by the Company both while held as available for sale by the Company and subsequent to securitization. Servicing activities include billing and collecting payments from borrowers, transmitting payments to securitization trust investors, accounting for principal and interest, collections and foreclosure activities and disposing of real estate owned.

   The Treasury and Funding segment offers the Company's subordinated debt securities pursuant to a registered public offering and obtains other sources of funding for the Company's general operating and lending activities.

   The All Other caption on the following tables mainly represents segments that do not meet the SFAS No. 131 "Disclosures about Segments of an Enterprise and Related Information" defined thresholds for determining reportable segments, financial assets not related to operating segments and is mainly comprised of interest-only strips, unallocated overhead and other expenses of the Company unrelated to the reportable segments identified.

   The reporting segments follow the same accounting policies used for the Company's consolidated financial statements as described in the summary of significant accounting policies. Management evaluates a segment's performance based upon profit or loss from operations before income taxes.

   Reconciling items represent elimination of inter-segment income and expense items, and are included to reconcile segment data to the consolidated financial statements.


                                                                             Year ended June 30, 2003
                                                 ----------------------------------------------------------------------------------
                                                    Loan        Treasury and                             Reconciling
                                                 Origination      Funding      Servicing    All Other       Items      Consolidated
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                                                     (in thousands)
External revenues:
 Gain on sale of loans:
   Securitizations                                 $170,950       $     --      $     --     $     --     $      --     $  170,950
   Whole loan sales...........................          655             --            --           --            --            655
 Interest income .............................        9,311            422           762       47,347            --         57,842
 Non-interest income .........................        8,295              4        45,480           --       (41,820)        11,959
Inter-segment revenues .......................           --         75,422            --       74,752      (150,174)            --
Operating expenses:
 Interest expense ............................       20,970         66,526         2,467       53,557       (75,422)        68,098
 Non-interest expense ........................       52,471          9,079        42,542       64,406            --        168,498
 Depreciation and amortization ...............        3,236            108         1,168        4,136            --          8,648
 Interest-only strips valuation adjustment ...           --             --            --       45,182            --         45,182
 Inter-segment expense .......................      116,572             --            --           --      (116,572)            --
Income tax expense (benefit) .................       (1,575)            53            25      (17,621)           --       (19,118)
                                                   --------       --------      --------     --------     ---------     ----------
Net income (loss) ............................     $ (2,463)      $     82      $     40     $(27,561)    $      --     $ (29,902)
                                                   ========       ========      ========     ========     =========     ==========
Segment assets ...............................     $349,207       $156,082      $111,254     $639,377     $ (96,569)    $1,159,351
                                                   ========       ========      ========     ========     =========     ==========

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

20.  Segment Information (continued)


                                                                              Year ended June 30, 2002
                                                 ----------------------------------------------------------------------------------
                                                     Loan       Treasury and                             Reconciling
                                                 Origination      Funding      Servicing    All Other       Items      Consolidated
                                                 -----------    ------------   ---------    ---------    -----------   ------------
                                                                                   (in thousands)
External revenues:
 Gain on sale of loans and leases
   Securitizations............................     $185,580       $     --      $     --     $     --     $      --      $185,580
   Whole loan sales...........................        2,448             --            --           --            --         2,448
 Interest income .............................        7,199            998         1,309       35,386            --        44,892
 Non-interest income .........................        9,198              1        35,387          102       (29,707)       14,981
Inter-segment revenues .......................           --         70,586            --       68,335      (138,921)           --
Operating expenses:
 Interest expense ............................       22,387         67,256           298       49,328       (70,586)       68,683
 Non-interest expense ........................       41,547         11,613        31,375       52,163            --       136,698
 Depreciation and amortization ...............        3,348            142         1,095        2,332            --         6,917
 Interest-only strips valuation adjustment ...           --             --            --       22,053            --        22,053
 Inter-segment expense .......................       98,042             --            --           --       (98,042)           --
Income tax expense (benefit) .................       16,423         (3,119)        1,650       (9,263)           --         5,691
                                                   --------       --------      --------     --------     ---------      --------
Net income (loss) ............................     $ 22,678       $ (4,307)     $  2,278     $(12,790)    $      --      $  7,859
                                                   ========       ========      ========     ========     =========      ========
Segment assets ...............................     $ 95,017       $202,621      $124,914     $541,950     $ (88,127)     $876,375
                                                   ========       ========      ========     ========     =========      ========

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

21.  Quarterly Data Statement (unaudited)

   The interim financial statements below contain all adjustments (consisting of normal recurring accruals and the elimination of intercompany balances) necessary in management's opinion for a fair presentation of financial position and results of operations. The following tables summarize financial data by quarters (in thousands, except per share amounts):


                                                                                         Fiscal 2003 Quarters Ended
                                                                              -----------------------------------------------------
                                                                              June 30,    March 31,    December 31,   September 30,
                                                                              --------    ---------    ------------   -------------
Revenues
Gain on sale of loans and leases
 Securitizations ..........................................................   $    556     $54,504       $57,879         $58,011
 Whole sale loans .........................................................        626          (4)           (2)             35
Interest and fees .........................................................      6,002       4,665         4,595           4,133
Interest accretion on interest-only strips ................................     12,986      12,114        11,500          10,747
Servicing income ..........................................................        382         486           644           1,537
Other income ..............................................................          3           1             2               4
                                                                              --------     -------       -------         -------
Total revenues ............................................................     20,555      71,766        74,618          74,467
Total expenses (a) ........................................................     76,383      71,737        70,979          71,327
                                                                              --------     -------       -------         -------
Income (loss) before provision for income tax expense .....................    (55,828)         29         3,639           3,140
Provision for income tax expense (benefit) ................................    (21,773)       (192)        1,528           1,319
                                                                              --------     -------       -------         -------
Net income (loss) .........................................................   $(34,055)    $   221       $ 2,111         $ 1,821
                                                                              ========     =======       =======         =======
Earnings (loss) per common share:
 Basic ....................................................................   $ (11.68)    $  0.07       $  0.72         $  0.64
 Diluted ..................................................................   $ (11.68)    $  0.06       $  0.69         $  0.61

---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $11.8 million, $10.7 million, $10.6 million and $12.1 million for the quarters ended June 30, March 31, December 31 and September 30, respectively.

          American Business Financial Services, Inc. and Subsidiaries
             Notes to Consolidated Financial Statements (Continued)
                                 June 30, 2003

21.  Quarterly Data Statement (unaudited) (continued)



                                                                                            Fiscal 2002 Quarters Ended
                                                                               ----------------------------------------------------
                                                                              June 30,    March 31,    December 31,   September 30,
                                                                              --------    ---------    ------------   -------------
Revenues
Gain on sale of loans and leases
 Securitizations ..........................................................    $56,441     $49,220       $44,563         $35,356
 Whole sale loans .........................................................         74         540           641           1,193
Interest and fees .........................................................      4,505       4,752         4,885           4,748
Interest accretion on interest-only strips ................................      9,466       9,538         8,646           7,736
Servicing income ..........................................................      1,267       1,282         1,298           1,636
Other income ..............................................................          7         103             1               3
                                                                               -------     -------       -------         -------
Total revenues ............................................................     71,760      65,435        60,034          50,672
Total expenses (a) ........................................................     67,818      62,399        55,810          48,324
                                                                               -------     -------       -------         -------
Income before provision for income tax expense ............................      3,942       3,036         4,224           2,348
Provision for income tax expense ..........................................      1,656       1,275         1,774             986
                                                                               -------     -------       -------         -------
Net Income ................................................................    $ 2,286     $ 1,761       $ 2,450         $ 1,362
                                                                               =======     =======       =======         =======
Earnings per common share:
 Basic ....................................................................    $  0.80     $  0.58       $  0.87         $  0.43
 Diluted ..................................................................    $  0.75     $  0.55       $  0.79         $  0.40

---------------
(a) Includes pre-tax adjustments to the fair value of securitization assets of $8.9 million, $8.7 million and $4.5 million for the quarters ended June 30, March 31 and December 31, respectively.

                                                                      EXHIBIT A







                                   INDENTURE






             AMERICAN BUSINESS FINANCIAL SERVICES, INC., as obligor






                          Senior Collateralized Notes






                                $100,000,000.00






         U.S. BANK NATIONAL ASSOCIATION, a national banking association as trustee






                         Dated as of December __, 2003

                               TABLE OF CONTENTS



ARTICLE I. DEFINITIONS AND INCORPORATION BY REFERENCE .....................................................................   1
   Section 1.1            Definitions .....................................................................................   1
   Section 1.2            Other Definitions ...............................................................................   5
   Section 1.3            Incorporation by Reference of Trust Indenture Act. ..............................................   5
   Section 1.4            Rules of Construction ...........................................................................   5

ARTICLE II. THE SECURITIES ................................................................................................   6
   Section 2.1            Unlimited Amount; Accounts; Interest; Maturity. .................................................   6
   Section 2.2            Transaction Statement. ..........................................................................   7
   Section 2.3            Registrar and Paying Agent. .....................................................................   7
   Section 2.4            Paying Agent to Hold Money in Trust. ............................................................   7
   Section 2.5            Securityholder Lists. ...........................................................................   8
   Section 2.6            Transfer and Exchange. ..........................................................................   8
   Section 2.7            Payment of Principal and Interest; Principal and Interest Rights Preserved. .....................   8
   Section 2.8            Reserved. .......................................................................................   9
   Section 2.9            Outstanding Senior Collateralized Notes. ........................................................   9
   Section 2.10           Treasury Senior Collateralized Notes. ...........................................................   9
   Section 2.11           Reserved. .......................................................................................   9
   Section 2.12           Reserved. .......................................................................................   9
   Section 2.13           Defaulted Interest. .............................................................................   9
   Section 2.14           Book Entry Registration. ........................................................................   10
   Section 2.15           Initial and Periodic Statements. ................................................................   10

ARTICLE III. REDEMPTION ...................................................................................................   11

ARTICLE IV. COVENANTS .....................................................................................................   11
   Section 4.1            Payment of Senior Collateralized Notes. .........................................................   11
   Section 4.2            Maintenance of Office or Agency. ................................................................   12
   Section 4.3            SEC Reports and Other Reports. ..................................................................   12
   Section 4.4            Compliance Certificate. .........................................................................   13
   Section 4.5            Stay, Extension and Usury Laws. .................................................................   13
   Section 4.6            Liquidation. ....................................................................................   13
   Section 4.7            Limitation on Liens. ............................................................................   14

ARTICLE V. SUCCESSORS .....................................................................................................   14
   Section 5.1            When the Company May Merge, etc. ................................................................   14
   Section 5.2            Successor Corporation Substituted. ..............................................................   14

ARTICLE VI. DEFAULTS AND REMEDIES .........................................................................................   14
   Section 6.1            Events of Default. ..............................................................................   14
   Section 6.2            Acceleration. ...................................................................................   15
   Section 6.3            Other Remedies. .................................................................................   15
   Section 6.4            Waiver of Past Defaults. ........................................................................   15
   Section 6.5            Control by Majority. ............................................................................   16
   Section 6.6            Limitation on Suits. ............................................................................   16
   Section 6.7            Rights of Holders to Receive Payment. ...........................................................   16
   Section 6.8            Collection Suit by Trustee. .....................................................................   16
   Section 6.9            Trustee May File Proofs of Claim. ...............................................................   16
   Section 6.10           Priorities. .....................................................................................   17
   Section 6.11           Undertaking for Costs. ..........................................................................   17

ARTICLE VII. TRUSTEE ......................................................................................................   18
   Section 7.1            Duties of Trustee. ..............................................................................   18
   Section 7.2            Rights of Trustee. ..............................................................................   18
   Section 7.3            Individual Rights of Trustee. ...................................................................   19

   Section 7.4            Trustee's Disclaimer. ...........................................................................   19
   Section 7.5            Notice of Defaults. .............................................................................   19
   Section 7.6            Reports by Trustee to Holders. ..................................................................   19
   Section 7.7            Compensation and Indemnity. .....................................................................   19
   Section 7.8            Replacement of Trustee. .........................................................................   20
   Section 7.9            Successor Trustee by Merger, etc. ...............................................................   21
   Section 7.10           Eligibility; Disqualification. ..................................................................   21
   Section 7.11           Preferential Collection of Claims Against Company. ..............................................   21

ARTICLE VIII. DISCHARGE OF INDENTURE ......................................................................................   21
   Section 8.1            Termination of Company's Obligations. ...........................................................   21
   Section 8.2            Application of Trust Money. .....................................................................   22
   Section 8.3            Repayment to Company. ...........................................................................   22
   Section 8.4            Reinstatement. ..................................................................................   22

ARTICLE IX. AMENDMENTS ....................................................................................................   23
   Section 9.1            Without Consent of Holders. .....................................................................   23
   Section 9.2            With Consent of Holders. ........................................................................   23
   Section 9.3            Compliance with Trust Indenture Act. ............................................................   24
   Section 9.4            Revocation and Effect of Consents. ..............................................................   24
   Section 9.5            Notation on or Exchange of Senior Collateralized Notes. .........................................   24
   Section 9.6            Trustee to Sign Amendments, etc. ................................................................   24

ARTICLE X. SUBORDINATION ..................................................................................................   25
   Section 10.1           Agreement to Subordinate. .......................................................................   25
   Section 10.2           Liquidation; Dissolution; Bankruptcy. ...........................................................   25
   Section 10.3           Default of Senior Debt. .........................................................................   26
   Section 10.4           When Distribution Must Be Paid Over. ............................................................   26
   Section 10.5           Notice by Company. ..............................................................................   27
   Section 10.6           Subrogation. ....................................................................................   27
   Section 10.7           Relative Rights. ................................................................................   27
   Section 10.8           Subordination May Not Be Impaired by the Company or Holders of
                            Senior Debt....................................................................................   27
   Section 10.9           Distribution or Notice to Representative. .......................................................   28
   Section 10.10          Rights of Trustee and Paying Agent. .............................................................   28
   Section 10.11          Authorization to Effect Subordination. ..........................................................   28
   Section 10.12          Article Applicable to Paying Agent. .............................................................   29
   Section 10.13          Miscellaneous. ..................................................................................   29

ARTICLE XI. COLLATERAL AND COLLATERAL DOCUMENTS ...........................................................................   29
   Section 11.1           Collateral and Collateral Documents. ............................................................   29
   Section 11.2           Possession, Use and Release of Collateral. ......................................................   29
   Section 11.3           Opinion of Counsel. .............................................................................   30
   Section 11.4           Further Assurances. .............................................................................   30
   Section 11.5           Trust Indenture Act Requirements. ...............................................................   30
   Section 11.6           Suits to Protect the Collateral. ................................................................   30
   Section 11.7           Purchaser Protected. ............................................................................   31
   Section 11.8           Powers Exercisable by Receiver or Trustee. ......................................................   31
   Section 11.9           Release upon Termination of Company's Obligations. ..............................................   31

ARTICLE XII. MISCELLANEOUS ................................................................................................   31
   Section 12.1           Trust Indenture Act Controls. ...................................................................   31
   Section 12.2           Notices. ........................................................................................   31
   Section 12.3           Communication by Holders with Other Holders. ....................................................   32
   Section 12.4           Certificate and Opinion as to Conditions Precedent. .............................................   32
   Section 12.5           Statements Required in Certificate or Opinion. ..................................................   33

   Section 12.6           Rules by Trustee and Agents. ....................................................................   33
   Section 12.7           Legal Holidays. .................................................................................   33
   Section 12.8           No Recourse Against Others. .....................................................................   33
   Section 12.9           Duplicate Originals. ............................................................................   33
   Section 12.10          Governing Law. ..................................................................................   33
   Section 12.11          No Adverse Interpretation of Other Agreements. ..................................................   33
   Section 12.12          Successors. .....................................................................................   33
   Section 12.13          Severability. ...................................................................................   34
   Section 12.14          Counterpart Originals. ..........................................................................   34
   Section 12.15          Table of Contents, Headings, etc. ...............................................................   34
   Section 12.16          Time. ...........................................................................................   34

                             CROSS-REFERENCE TABLE*



Trust Indenture                                                      Indenture
Act Section                                                           Section
310(a)(1) ......................................................        7.10
  (a)(2) .......................................................        7.10
  (a)(3) .......................................................        N.A.
  (a)(4) .......................................................        N.A.
  (a)(5) .......................................................        N.A.
  (b) ..........................................................     7.8; 7.10
  (c) ..........................................................        N.A.
311(a) .........................................................        7.11
  (b) ..........................................................        7.11
  (c) ..........................................................        N.A.
312(a) .........................................................        2.5
  (b) ..........................................................        12.3
  (c) ..........................................................        12.3
313(a) .........................................................        7.6
  (b)(1) .......................................................        N.A.
  (b)(2) .......................................................        7.6
  (c) ..........................................................     7.6; 12.2
  (d) ..........................................................        7.6
314(a) .........................................................   4.3; 4.4;12.2
  (b) ..........................................................        N.A.
  (c)(1) .......................................................        12.4
  (c)(2) .......................................................        12.4
  (c)(3) .......................................................        N.A.
  (d) ..........................................................        N.A.
  (e) ..........................................................        12.5
  (f) ..........................................................        N.A.
315(a) .........................................................       7.1(b)
  (b) ..........................................................     7.5; 12.2
  (c) ..........................................................       7.1(a)
  (d) ..........................................................       7.1(c)
  (e) ..........................................................        6.11
316(a)(last sentence) ..........................................        2.10
  (a)(1)(A) ....................................................        6.5
  (a)(1)(B) ....................................................        6.4
  (a)(2) .......................................................        N.A.
  (b) ..........................................................        6.7
  (c) ..........................................................        N.A.
317(a)(1) ......................................................        6.8
  (a)(2) .......................................................        6.9
  (b) ..........................................................        2.4
318(a) .........................................................        12.1


   N.A. means not applicable

   * This Cross Reference Table is not part of the Indenture

   INDENTURE dated as of December __, 2003, by American Business Financial Services, Inc., a Delaware corporation (the "Company"), and U.S. Bank National Association, a national banking association, as trustee (the "Trustee").

   The Company and the Trustee agree as follows for the benefit of each other and for the equal and ratable benefit of the Holders of the Senior Collateralized Notes of the Company issued pursuant to the Company's registration statement on Form T-3 declared effective by the SEC on or about December __, 2003:

                                   ARTICLE I.
                         DEFINITIONS AND INCORPORATION
                                  BY REFERENCE


Section 1.1 Definitions.

   "Account" means the record of beneficial ownership of a Senior
Collateralized Note maintained by the Company.

   "Affiliate" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

   "Agent" means any Registrar, Paying Agent or co-registrar of the Senior Collateralized Notes.

   "Bankruptcy Law" means the United States Bankruptcy Code (Title II U.S.
Code) and other federal or state insolvency laws as amended from time to time.

   "Board of Directors" means the Board of Directors of the Company or any authorized committee of the Board of Directors.

   "Business Day" means any day other than a Legal Holiday.

   "Collateral" means the tangible and intangible property, assets and interests of the Company or its Affiliates that are pledged, or in which a security interest has been granted to secure the repayment of the obligations, pursuant to the Collateral Documents, including all of the assets that are subject to Priority Liens.

   "Collateral Coverage Ratio" means, at the end of each quarterly balance sheet date, the ratio of (i) the value of the Collateral securing the Senior Collateralized Notes to (ii) the outstanding aggregate principal balance owing on the Senior Collateralized Notes issued under this Indenture plus all other Priority Lien Obligations, as determined by the Company.

   "Collateral Documents" means each security agreement by and between the Trustee (on behalf of the Securityholders), and the Company or its Affiliates, and each security agreement or other document executed by the Company or its Affiliates creating a Lien that, after giving effect to such transfer, secures the Senior Collateralized Notes, each as may be amended, supplemented or otherwise modified from time to time.

   "Company" means American Business Financial Services, Inc., unless and until replaced by a successor in accordance with Article V hereof and thereafter means such successor.

   "Corporate Trust Office" means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date as of which this Indenture is originally dated, located at Mail Code EP-MN-WS3C, 60 Livingston Avenue, Saint Paul, Minnesota 55107, Attention: Mr. Richard Prokosch, Corporate Finance.

   "Credit Agreement" or "Credit Agreements" means any credit agreement entered into hereafter which evidences and/or establishes Senior Debt to or for the benefit of the Company.

   "Custodian" means any receiver, trustee, assignee, liquidator or similar official under any Bankruptcy Law.

   "Default" means any event, not subject to cure, that is or with the passage of time or the giving of notice or both would be an Event of Default.

   "Exchange Act" means the Securities Exchange Act of 1934, as amended.

   "Exchanged Notes" means up to $200,000,000 in aggregate principal amount of investment notes issued by the Company under indentures prior to April 1, 2003, which have been tendered by the Holder, and accepted by the Company, in exchange for a Senior Collateralized Note.

   "Fiscal Year" means initially a June 30 year end.

   "GAAP" means, as of any date, generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as approved by a significant segment of the accounting profession, which are in effect from time to time.

   "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness.

   "Holder" or "Securityholder" means a Person in whose name a Senior Collateralized Note is registered.

   "Indebtedness" means, with respect to any Person, any indebtedness of such Person, whether or not contingent, in respect of borrowed money or evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) or representing the balance deferred and unpaid of the purchase price of any property (including capital lease obligations) or representing any hedging obligations, except any such balance that constitutes an accrued expense or a trade payable, if and to the extent any of the foregoing indebtedness (other than letters of credit and hedging obligations) would appear as a liability upon a balance sheet of such Person prepared in accordance with GAAP, and also includes, to the extent not otherwise included, (a) the Guarantee of items that would be included within this definition, and (b) liability for items that would arise by operation of a Person's status as a general partner of a partnership.

   "Indenture" means, this Indenture as amended or supplemented from time to time.

   "Interest Accrual Date" means with respect to any Senior Collateralized Note, the date the Company accepts the tender of the investment notes and issues the Senior Collateralized Note.

   "Interest Accrual Period" means, as to each Senior Collateralized Note, the period from the later of the Interest Accrual Date of such Senior
Collateralized Note or the day after the last Payment Date upon which an interest payment was made until the following Payment Date during which interest accrues on each Senior Collateralized Note with respect to any Payment Date.

   "Issue Date" means, with respect to any Senior Collateralized Note, the date on which the Senior Collateralized Notes are initially registered on the books and records of the Registrar.

   "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction.)

   "Maturity Date" means, with respect to any Senior Collateralized Note, the date on which the principal of such Senior Collateralized Note becomes due and payable as therein provided.

   "Maturity Record Date" means, with respect to any Senior Collateralized Note, as of 11:59 p.m. of the date 20 days prior to the Maturity Date or Redemption Date applicable to such Senior Collateralized Note.

   "Note Lien" means a Lien granted pursuant to the Collateral Documents as security for the Note Obligations and subordinated and subject to the rights and remedies of the holders of the Priority Liens in accordance with the terms of the Collateral Documents and any lien subordination agreement that may be required by the holders of the Priority Liens.

   "Note Obligations" means the Obligations of the Company under the Senior Collateralized Notes.

   "Obligations" means any principal, interest (including Post-Petition Interest), penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

   "Officer" means the Chairman of the Board or principal executive officer of the Company, the President or operating officer of the Company, the Chief Financial Officer or principal financial officer of the Company, the Treasurer, any Assistant Treasurer, Controller or principal officer of the Company, Secretary or any Vice-President of the Company.

   "Officers' Certificate" means a certificate signed by two Officers, one of whom must be the principal executive officer, principal operating officer, principal financial officer or principal accounting officer of the Company.

   "Opinion of Counsel" means an opinion from legal counsel who is reasonably acceptable to the Trustee. The counsel may be an employee of or counsel to the Company or the Trustee.

   "Payment Date" means the last day of each calendar month or such other date as determined by the Holder and the Company or if such day is not a Business Day, the Business Day immediately following such day and, with respect to a specific Senior Collateralized Note, the Maturity Date or Redemption Date of such Senior Collateralized Note.

   "Permitted Liens" means: (i) Liens in favor of the Company; (ii) Liens securing Senior Debt of the Company existing as of the date hereof; (iii) Liens securing Senior Debt incurred after the date hereof including without limitation Priority Liens; (iv) Liens on property of a Person existing at the time such Person is merged into, consolidated with or otherwise acquired by the Company, provided that such Liens were not created in contemplation of such merger, consolidation or acquisition and do not extend to any assets other than those of the Person merged into or consolidated with the Company;
(v) Liens on property existing at the time of acquisition thereof by the Company; provided that such Liens were not created in contemplation of such acquisition and do not extend to any other assets of the Company; (vi) Liens on the property of the Company Incurred in the ordinary course of business to secure performance of obligations with respect to statutory or regulatory requirements, performance or return-of-money bonds, surety bonds or other obligations of a like nature and incurred in a manner consistent with industry practice, in each case which are not Incurred in connection with the borrowing of money, the obtaining of advances or credit or the payment of the deferred purchase price of property and which do not in the aggregate impair in any material respect the use of property in the operation of the business of the Company taken as a whole unless in connection with the Senior Debt; (vii) Liens existing on the date of this Indenture; (viii) Liens for taxes, assessments or governmental charges or claims that are not yet delinquent or that or are being contested in good faith and by appropriate proceedings promptly instituted and diligently concluded; (ix) Liens, incurred in good faith in the ordinary course of business with respect to amounts not yet delinquent or being contested in good faith by appropriate proceedings; (x) judgment Liens; (xi) Liens to secure the payment of all or a part of the purchase price of property or assets acquired or constructed in the ordinary course of business on or after the date of this Indenture, provided that (a) such property or assets are used in the same or a similar line of business as the Company was engaged in on the date of this Indenture, (b) at the time of incurrence of any such Lien, the aggregate principal amount of the obligations secured by such Lien shall not exceed the cost of the assets or property (or portions thereof) so acquired and constructed, (c) each such Lien shall encumber only the assets or property (or portions thereof) so acquired or constructed and shall attach to such property within 120 days of the purchase or construction thereof and (d) any Indebtedness secured by such Lien shall have been permitted to be incurred hereunder; (xii) precautionary filings of any financing statement under the

Uniform Commercial Code (or equivalent statutes) of any jurisdiction made in connection with capital lease obligations; (xiii) Note Liens; (xiv) Liens permitted by the Collateral Documents, including, without limitation, Priority Liens; (xv) Liens incurred in the ordinary course of business in connection with (a) worker's compensation, social security, unemployment insurance and other like laws or (b) sales contract's leases, statutory obligations, work in progress advances and other similar obligations not incurred in connection with the borrowing of money or the payment of the deferred, purchase price of property; (xvi) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto; (xvii) Liens consisting of rights of set-off of a customary nature or banker's liens on amounts on deposit in accounts, whether arising by contract or operation of law, incurred in the ordinary course of business; and (xviii) Liens granted in the ordinary course of business of the Company.

   "Person" means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

   "Post-Petition Interest" means interest accruing after the commencement of any bankruptcy or insolvency case or proceeding with respect to the Company or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, at the rate applicable to such Indebtedness, whether or not such interest is an allowable claim in any such proceeding.

   "Priority Lien" means any Lien which has been granted by the Company or its Affiliate to any lender pursuant to the Priority Lien Documents that is senior in priority to the Note Liens.

   "Priority Lien Documents" means the Credit Agreements, the Priority Lien Security Documents and, in connection with or pursuant to any of the foregoing, all other agreements, certificates or documents executed by the Company or its Affiliate and delivered to the trustee, agent or representative acting for the lenders party to the Credit Agreements each, as may be amended, supplemented or otherwise modified from time to time.

   "Priority Lien Obligations" means the Indebtedness evidenced by the Credit Agreements and all other obligations of the Company thereunder or under the Priority Lien Documents in respect of the Credit Agreements.

   "Priority Lien Security Documents" means one or more security agreements, pledge agreements, collateral assignments, mortgages, deed of trust or other grants or transfers for security executed and delivered by the Company or its Affiliates creating a Lien upon property owned or to be acquired by the Company or its Affiliates in favor of any lenders party to the Credit Agreements, or any trustee, agent or representative acting for any such holders, as security for any Priority Lien Obligations each, as may be amended, supplemented or otherwise modified from time to time.

   "Redemption Date" has the meaning given in Article III hereof.

   "Redemption Price" means, with respect to any Senior Collateralized Note to be redeemed, the principal amount of such Senior Collateralized Note plus the interest accrued but unpaid during the Interest Accrual Period up to the Redemption Date for such security.

   "Regular Record Date" means, with respect to each Payment Date, as of 11:59 p.m. of the date 15 days prior to such Payment Date.

   "Responsible Officer" means any officer in its Corporate Trust Office, or any other assistant officer of the Trustee in its Corporate Trust Office customarily performing functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his or her knowledge of and familiarity with the particular subject.

   "SEC" means the U.S. Securities and Exchange Commission.

   "Senior Collateralized Note" or "Senior Collateralized Notes" means the Company's secured subordinated debt issued under this Indenture substantially in the form of Exhibit "A" attached hereto and made part hereof.

   "Senior Debt" means any Indebtedness (whether outstanding on the date hereof or thereafter created) incurred by the Company in connection with borrowings by the Company (including its subsidiaries) from a bank, trust company, insurance company, any other institutional lender or other entity which lends funds in connection with its primary business activities whether such Indebtedness is or is not specifically designated by the Company as being "Senior Debt" in its defining instruments.

   "TIA" means the Trust Indenture Act of 1939 (15 U.S.C. ss.ss. 77aaa-77bbbb) as in effect on the date on which this Indenture is qualified under the TIA.

   "Trustee" means U.S. Bank National Association, a national banking association, until a successor replaces it in accordance with the applicable provisions of this Indenture and thereafter means the successor serving hereunder.

   "Uniform Commercial Code" means the Uniform Commercial Code as in effect from time to time in the State of Delaware.

   "U.S. Government Obligations" means direct obligations of the United States of America, or any agency or instrumentality thereof for the payment of which the full faith and credit of the United States of America is pledged.

Section 1.2 Other Definitions.

                     Term                                    Defined in Section
          -----------------------------------------------    ------------------
          "Event of Default"                                         6.1
          "Legal Holiday"                                           12.7
          "Paying Agent"                                             2.3
          "Payment Blockage Period"                                 10.3
          "Payment Notice"                                          10.3
          "Registrar"                                                2.3
          "Securities Register"                                     2.14

Section 1.3 Incorporation by Reference of Trust Indenture Act.

   Whenever this Indenture refers to a provision of the TIA, the provision is incorporated by reference in and made a part of this Indenture. The following TIA terms used in this Indenture have the following meanings:

      "indenture securities" means the Senior Collateralized Notes;

      "indenture security holder" means a Securityholder;

      "indenture to be qualified" means this Indenture;

      "indenture trustee" or "institutional trustee" means the Trustee;

      "obligor" on the Senior Collateralized Notes means the Company or any successor obligor upon the Senior Collateralized Notes.

   All other terms used in this Indenture that are defined by the TIA, defined by TIA reference to another statute or defined by SEC rule under the TIA have the meanings so assigned to them.

Section 1.4 Rules of Construction.

   Unless the context otherwise requires:

      1. a term has the meaning assigned to it;

      2. an accounting term not otherwise defined has the meaning assigned to it in accordance with GAAP;

      3. references to GAAP, as of any date, shall mean GAAP in effect in the United States as of such date;

      4. "or" is not exclusive,

      5. words in the singular include the plural, and in the plural include the singular; and

      6. provisions apply to successive events and transactions.

                                  ARTICLE II.
                                 THE SECURITIES

Section 2.1 Unlimited Amount; Accounts; Interest; Maturity.


   The outstanding aggregate principal amount of Senior Collateralized Notes outstanding at any time is limited to $100 million, provided, however, no amount can be issued unless the Collateral Coverage Ratio is at least 1.5 to 1 and provided further that the Company and the Trustee may, without the consent of any Holder, increase such aggregate principal amount of Senior Collateralized Notes which may be outstanding at any time if after giving effect to the additional indebtedness the Collateral Coverage Ratio is at least 1.5 to 1. The Senior Collateralized Notes may be subject to notations, legends or endorsements required by law, stock exchange rule, agreements to which the Company is subject or usage.

   Except as provided in Section 2.14 hereof, each Senior Collateralized Note shall not be evidenced by a promissory note. The record of beneficial ownership of the Senior Collateralized Notes shall be maintained and updated by the Company through the establishment and maintenance of Accounts. Each Senior Collateralized Note shall be in such denominations as may be designated from time to time by the Company but in no event in an original denomination less than $1,000; provided that the Company may, in its sole discretion, waive this requirement. Separate purchases may not be cumulated to satisfy the minimum denomination requirements. Each Senior Collateralized Note issued in exchange for Exchanged Notes with remaining terms to maturity of 36 months or less, shall have a term equal to the greater of 12 months or the remaining term to maturity of the Exchanged Notes tendered. Each Senior Collateralized
Note issued in exchange for Exchanged Notes with remaining terms to maturity of greater than 36 months shall have a term to maturity of 36 months or the remaining term to maturity of the Exchanged Notes tendered, as determined by the Holder. If the Holder fails to select a maturity date, the maturity date will be the remaining term to maturity of the Exchanged Notes. If Exchanged Notes with various maturities are tendered, the Senior Collateralized Notes issued will have maturities consistent with the maturities of the old debentures tendered. In addition, the term of Senior Collateralized Notes will not automatically rollover or convert to new notes as may have been set forth in the Exchanged Note. Following the one year anniversary of the issuance of the Senior Collateralized Note, each Senior Collateralized Note shall be redeemable by the Company upon 90 days written notice to the Holder thereof.

   Each Senior Collateralized Note shall bear interest from and commencing on its Interest Accrual Date at a rate of interest which is five (5) basis points in excess of the interest rate currently being paid by the Company to the Holder on the Exchanged Note.

   Interest on any Senior Collateralized Note shall compound, and shall be payable in accordance with its periodic interest payment terms which terms shall reflect the periodic interest payment terms of the Exchanged Note. To the extent any applicable Payment Date is not a Business Day, then interest shall be paid instead on the next succeeding Business Day.

   Senior Collateralized Notes may not be redeemed by a Holder prior to the Stated Maturity Date.

   Each Senior Collateralized Note with a remaining duration of one year or greater is subject to early redemption at the election (a) of the estate of a Holder, who is a natural person, only upon the death of such Holder, or (b) if such Senior Collateralized Note is held jointly by a husband and wife, of a Holder upon the death of such Holder's spouse. This redemption provision does not apply to a Holder who is not a natural

Person such as a trust, partnership, limited liability entity, or corporation. The Company may modify its policy on redemptions after death provided that any change in such policy shall not effect any outstanding Senior Collateralized Note.

   The terms and provisions contained in the Senior Collateralized Notes shall constitute, and are hereby expressly made, a part of this Indenture and to the extent applicable, the Company and the Trustee, by their execution and delivery of this Indenture, and the Holders by accepting the Senior Collateralized Notes, expressly agree to such terms and provisions and to be bound thereby. In case of a conflict, the provisions of this Indenture shall control.

Section 2.2 Transaction Statement.

   A Senior Collateralized Note shall not be validly issued until a transaction statement executed by a duly authorized officer of the Company is sent to the holder of a validly tendered Exchanged Note or transferee thereof and an Account is established by the Company in the name of such holder of a validly tendered Exchanged Note or transferee.

Section 2.3 Registrar and Paying Agent.

   The Company shall maintain (i) an office or agency where Senior Collateralized Notes may be presented for registration of transfer or for exchange ("Registrar") and (ii) an office or agency where Senior Collateralized Notes may be presented for payment ("Paying Agent"). The Registrar shall keep a Securities Register of the Senior Collateralized Notes and of their transfer and exchange. The Company may appoint one or more co-registrars and one or more additional Paying Agents. The term "Registrar" includes any co-registrar, and the term "Paying Agent" includes any additional paying agent. The Company may change any Paying Agent or Registrar without prior notice to any Securityholder; provided that the Company shall promptly notify the Securityholders of the name and address of any Agent not a party to this Indenture. The Company may act as Paying Agent and/or Registrar. In the event the Company uses any Agent other than the Company or the Trustee, the Company shall enter into an appropriate agency agreement with such Agent, which agreement shall incorporate the provisions of the TIA. The agreement shall implement the provisions of this Indenture that relate to such Agent. The Company shall notify the Trustee of the name and address of any such Agent. If the Company fails to maintain a Registrar or Paying Agent, or fails to give the foregoing notice, the Trustee shall act as such, and shall be entitled to appropriate compensation in accordance with Section 7.7 hereof.

   The Company shall be the initial Registrar and Paying Agent. The Company initially appoints Trustee as agent for service of notices and demands in connection with the Senior Collateralized Notes. The Company shall act as Registrar and Paying Agent until such time as the Company gives the Trustee written notice to the contrary.

Section 2.4 Paying Agent to Hold Money in Trust.

   Prior to each due date of the principal or interest on any Senior Collateralized Note, the Company shall deposit with the Paying Agent sufficient funds to pay principal, premium, if any, and interest then so becoming due and payable in cash. The Company shall require each Paying Agent other than the Trustee to agree in writing that the Paying Agent will hold in trust for the benefit of Securityholders and the Trustee all money held by the Paying Agent for the payment of principal or interest on the Senior Collateralized Notes, and will notify the Trustee promptly in writing of any default by the Company in making any such payment. While any such default continues, the Trustee shall require a Paying Agent (if other than the Company) to pay all money held by it to the Trustee. The Company at any time may require a Paying Agent to pay all money held by it to the Trustee. Upon payment over to the Trustee, the Paying Agent (if other than the Company) shall have no further liability for the money delivered to the Trustee. If the Company acts as Paying Agent, it shall segregate and hold in a separate trust fund for the benefit of the Securityholders all money held by it as Paying Agent. The Company shall notify the Trustee in writing at least five days before the Payment Date of the name and address of the Paying Agent if a Person other than the Company is named Paying Agent at any time or from time to time.

Section 2.5 Securityholder Lists.

   The Trustee shall preserve in as current a form as is reasonably practicable the most recent list available to it of the names and addresses of Securityholders and shall otherwise comply with TIA ss.312(a). If the Trustee is not the Registrar, the Company shall furnish to the Trustee each quarter during the term of this Indenture and at such other times as the Trustee may request in writing, a list in such form and as of such date as the Trustee may reasonably require of the names and addresses of Securityholders, and the aggregate principal amount outstanding and the Company shall otherwise comply with TIA ss.312(a).

Section 2.6 Transfer and Exchange.

   (a) The Senior Collateralized Notes are not negotiable instruments and cannot be transferred without the prior written consent of the Company (which consent shall not be unreasonably withheld). Requests to the Registrar for the transfer of the Accounts maintained for the benefit of the Holders of the Senior Collateralized Notes shall be:

      (i) made to the Registrar in writing on a form supplied by the Company;

      (ii) duly executed by the current Holder of the Account, as reflected on the Company's records as of the date of receipt of such transfer request, or the Holder's attorney duly authorized in writing;

      (iii) accompanied by the written consent of the Company to the transfer;
            and

      (iv) if requested by the Company, an opinion of Holder's counsel (which counsel shall be reasonably acceptable to the Company) that the transfer does not violate any applicable securities laws and/or a signature guarantee.

   Upon transfer of a Senior Collateralized Note, the Company will provide the new Holder with an initial transaction statement which will evidence the transfer of the account on the Company's records.

   (b) Obligations with respect to Transfers and Exchanges of Senior Collateralized Notes.

      (i) The Company may assess service charges to a Holder for any registration or transfer or exchange, and the Company may require payment of a sum sufficient to cover any transfer tax or similar governmental charge payable in connection therewith (other than any such transfer taxes or similar governmental charge payable upon exchange pursuant to Section 9.5 hereof).


      (ii) The Registrar shall treat the Person listed on each Account maintained by the Company as the absolute owner of the Senior Collateralized Note represented thereby for purposes of receiving payments thereon and for all other purposes whatsoever.

Section 2.7 Payment of Principal and Interest; Principal and Interest Rights Preserved.

   (a) Each Senior Collateralized Note shall accrue interest at the rate specified for such Senior Collateralized Note and such interest shall be payable on each Payment Date following the Issue Date for such Senior Collateralized Note, until the principal thereof becomes due and payable. Any installment of interest payable on a Senior Collateralized Note that is caused to be punctually paid or duly provided for by the Company on the applicable Payment Date shall be paid to the Holder in whose name such Senior Collateralized Note is registered in the Securities Register on the applicable Regular Record Date: by (a) check or draft mailed to such Holder's address as it appears in the Securities Register on such Regular Record Date, or (b) electronic funds transfer (commonly referred to as a direct deposit) to an account in the name of the Holder in a bank located in the continental United States. The payment of any interest payable in connection with the payment of any principal payable with respect to such Senior Collateralized Note on a Maturity Date or Redemption Date shall be payable as provided below. Any funds with respect to which such checks were issued which remain uncollected shall be held in accordance with Section 8.3 hereof. Any installment of interest not punctually paid or duly provided for shall be payable in the manner and to the Holders specified in Section 2.13 hereof.

   (b) Each of the Senior Collateralized Notes shall have stated maturities of principal as shall be indicated in each such Senior Collateralized Note. The principal of each Senior Collateralized Note shall be paid in full no later than the Maturity Date thereof or such Senior Collateralized Note becomes due and payable at an earlier date by acceleration, redemption or otherwise.

   Interest on each Senior Collateralized Note shall be due and payable on each Payment Date at the interest rate applicable to such Senior Collateralized
Note for the Interest Accrual Period related to such Senior Collateralized
Note and such Payment Date.

   Notwithstanding any of the foregoing provisions with respect to payments of principal of and interest on the Senior Collateralized Notes, if the Senior Collateralized Notes have become or been declared due and payable following an Event of Default, then payments of principal of and interest on the Senior Collateralized Notes shall be made in accordance with Article VI hereof.

   The principal payment made on any Senior Collateralized Note on any Maturity Date (or the Redemption Price of any Senior Collateralized Note required to be redeemed), and any accrued interest thereon, shall be payable on or after the Maturity Date or Redemption Date therefore at the office or agency of the Company maintained by it for such purpose pursuant to Section 2.3 hereof or at the office of any Paying Agent for such Senior Collateralized Note.

   (c) All computations of interest due with respect to any Senior Collateralized Note shall be made, unless otherwise specified in the Senior Collateralized Note based on a 365 or 366 day year, actual days elapsed.

Section 2.8 Reserved.

Section 2.9 Outstanding Senior Collateralized Notes.

   The aggregate principal amount of Senior Collateralized Notes outstanding at any time shall be equal to the outstanding aggregate principal balance of all Accounts representing the Senior Collateralized Notes maintained by the Company or such other entity as the Company designated as Registrar.

   If the principal amount of any Senior Collateralized Note is considered paid under Section 4.1 hereof, it ceases to be outstanding and interest on it ceases to accrue.

   Subject to Section 2.10 hereof, a Senior Collateralized Note does not cease to be outstanding because the Company or an Affiliate of the Company holds the Senior Collateralized Note.

Section 2.10 Treasury Senior Collateralized Notes.

   In determining whether the Holders of the required principal amount of Senior Collateralized Notes have concurred in any direction, waiver or consent, Senior Collateralized Notes owned by the Company or any Affiliate of the Company shall be considered as though not outstanding, except that for purposes of determining whether the Trustee shall be protected in relying on any such direction, waiver or consent, only Senior Collateralized Notes that a Responsible Officer of the Trustee actually knows to be so owned shall be so disregarded.

Section 2.11 Reserved.

Section 2.12 Reserved.

Section 2.13 Defaulted Interest.

   If the Company defaults in a payment of interest on any Senior Collateralized Note, it shall pay the defaulted interest plus, to the extent lawful, any interest payable on the defaulted interest, to the Holder of such Senior Collateralized Note on a subsequent special record date, which date shall be at the earliest practicable date, but in all events at least five Business Days prior to the payment date, in each case at the rate provided in the Senior Collateralized Note. The Company shall, with written notification to the Trustee, fix or cause to be fixed each such special record date and payment date. At least 15 days before any such special record date, the Company (or the Trustee, in the name of and at the expense of the Company) shall mail to Securityholder(s) a notice that states the special record date, the related payment date and the amount of such interest to be paid.

Section 2.14 Book Entry Registration.

   The Registrar shall maintain a book entry registration and transfer system through the establishment of Accounts for the benefit of Holders of Senior Collateralized Notes as the sole method of recording the ownership and transfer of ownership interests in such Senior Collateralized Notes ("Securities Register"). The registered owners of the Accounts established by the Company in connection with the purchase or transfer of the Senior Collateralized Notes shall be deemed to be the Holders of the Senior Collateralized Notes outstanding for all purposes under this Indenture. The Company shall promptly notify the Registrar of the acceptance of a subscriber's order to purchase a Senior Collateralized Note and the Registrar shall credit the Securities Register to the Account of each Senior Collateralized Note purchaser, the principal amount of such Senior Collateralized Note owned of record by the purchaser. The total amount of any principal and/or interest (which shall be paid in the form of additional notes) due and payable to book entry owners of the Accounts maintained by the Company as provided in this Indenture shall be credited to such Accounts by the Company within the time frames provided in this Indenture. The Trustee shall review the Securities Register as it deems necessary to ensure the Company's compliance with the terms of the Indenture.

   Book-entry accounts representing interests in the Senior Collateralized Notes shall not be exchangeable for Senior Collateralized Notes in denominations of $1,000 (unless waived by the Company) and any amount in excess thereof and fully registered in the names as the Company directs unless
(a) the Company at its option advises the Trustee in writing of its election to terminate the book-entry system, or (b) after the occurrence of any Event of Default, Holders of a majority of the Senior Collateralized Notes then outstanding (as determined based upon the latest quarterly statement provided to the Trustee pursuant to Section 4.3(d) hereof) advise the Trustee in writing that the continuation of the book-entry system is no longer in the best interests of such Holders and the Trustee notifies all Holders of the Senior Collateralized Notes, as the case may be, of such event and the availability of definitive notes to the Holders of Senior Collateralized Notes, requesting such notes in definitive form.

   Upon the occurrence of an event described in (a) or (b) of this Section 2.14, the Senior Collateralized Notes shall be executed and authenticated as follows:

   Two Officers of the Company shall sign the Senior Collateralized Notes for the Company by manual or facsimile signature. The Company's seal shall be reproduced on the Senior Collateralized Notes. If an Officer whose signature is on an Senior Collateralized Note no longer holds that office at the time the Senior Collateralized Note is authenticated by the Trustee, the Senior Collateralized Notes shall nevertheless be valid.

   A Senior Collateralized Note shall not be valid until authenticated by the authorized manual signature of the Trustee. The signature of the Trustee shall be conclusive evidence that the Senior Collateralized Note has been authenticated under this Indenture. The Trustee shall upon a written order of the Company signed by two Officers of the Company, authenticate Senior Collateralized Notes for original issue. The aggregate principal amount of Senior Collateralized Note outstanding at any time may not exceed the amount set forth in Section 2.1 hereof. Such order shall specify the amount of the Senior Collateralized Notes to be authenticated and the date(s) upon which the original issue thereof is to be authenticated. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate Senior Collateralized Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate a Senior Collateralized Note whenever the Trustee may do so. Each reference in this Indenture to authentication by the Trustee includes authentication by such agent. An authenticating agent has the same rights as an Agent to deal with the Company.

Section 2.15 Initial and Periodic Statements.

   (a) The Company shall provide initial transaction statements to all holders whose tenders of Exchanged Notes are accepted by the Company, registered owners, registered pledgees, former registered owners and former pledgees, within two Business Days of the purchase, transfer or pledge of a Senior Collateralized Note.

   (b) The Company shall send each Holder (and each registered pledgee) via U.S. mail not later than ten Business Days after each quarter end in which such Holder had an outstanding balance in such Holder's Account, a statement which indicates as of the calendar quarter end preceding the mailing: (a) the balance of such Account; (b) interest credited; (c) withdrawals made, if any; and (d) the interest rate paid on such Account during the preceding calendar month. The Company shall provide additional statements as the Holders or registered pledgees of the Senior Collateralized Notes may reasonably request from time to time. The Company may charge such Holders or pledgees requesting such statements a fee to cover the charges incurred by the Company in providing such additional statements.

                                  ARTICLE III.
                                   REDEMPTION

   On or after the one year anniversary of the issuance date of any Senior Collateralized Note, the Company may redeem, in whole or in part, such Senior Collateralized Note prior to the scheduled Maturity Date of the Senior Collateralized Note upon 90 days written notice to the Holder thereof listed on the records maintained by the Company. In addition, except as provided in this Article III, the Company shall have no mandatory redemption or sinking fund obligations with respect to any of the Senior Collateralized Note.

   Upon the death of a Holder of a Senior Collateralized Note, who is a natural Person, the estate of such Holder may require the Company to redeem, in whole and not in part, the Senior Collateralized Note held by such Holder, who is a natural Person, provided that such Senior Collateralized Note has a remaining maturity of one year or greater at the time of such death by delivering to the Company an irrevocable election (a "Redemption Election") requiring the Company to make such redemption. In the event a Senior Collateralized Note is held jointly by two or more natural Persons (including without limitation joint owners that are not legally married), the Company shall not be required to redeem such Senior Collateralized Note if either joint Holder of such Senior Collateralized Note has died. Notwithstanding the foregoing sentence, if a Senior Collateralized Note is held jointly by a husband and wife, such Senior Collateralized Note shall be subject to the elective redemption provisions of this Article III upon the death of either spouse. If the Senior Collateralized Note is held by a Holder who is not a natural Person such as a trust, partnership, corporation or other similar entity, the redemption upon death does not apply. Upon receipt of a Redemption Election, the Company shall designate the Redemption Date for such Senior Collateralized Note, which Redemption Date shall be no more than 15 days after the Company's receipt of the Redemption Election, and shall pay the Redemption Price to the estate of the Holder or the Holder, as the case may be, in accordance with the provisions set forth in Section 2.7 hereof. No interest shall accrue on a Senior Collateralized Note to be redeemed under this Article III for any period of time after the Redemption Date for such Senior Collateralized Note and after the Company has tendered the Redemption Price to the Estate of the Holder or to the Holder, as the case may be.


                                  ARTICLE IV.
                                   COVENANTS

Section 4.1 Payment of Senior Collateralized Notes.

   The Company shall duly pay the principal of and interest on each Senior Collateralized Note on the dates and in the manner established upon issuance of the Senior Collateralized Notes and set forth in the initial transaction statement. The interest rate paid shall be the rate set forth in Section 2.1 of this Indenture. Principal and interest shall be considered paid on the date due if the Paying Agent, if other than the Company, holds, at least one Business Day before that date, money deposited by the Company in immediately available funds and designated for and sufficient to pay all principal and interest then due and such payment is made to the Holder on or before such payment date; provided, however, that principal and interest shall not be considered paid within the meaning of this Section 4.1 if money is held by the Paying Agent for the benefit of holders of Senior Debt pursuant to the provisions of Article X hereof. Such Paying Agent shall return to the Company, no later than five days following the date of payment, any money

(including accrued interest) that exceeds such amount of principal and interest paid on the Senior Collateralized Notes in accordance with this
Section 4 1.

   To the extent lawful, the Company shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue principal at the rate borne by the Senior Collateralized Notes, compounded semi-annually; it shall pay interest (including Post-Petition Interest in any proceeding under any Bankruptcy Law) on overdue installments of interest (without regard to any applicable grace period) at the same rate, compounded semi-annually.

Section 4.2 Maintenance of Office or Agency.

   The Company will maintain an office or agency (which may be an office of the Trustee, Registrar or co-registrar) where Senior Collateralized Notes may be surrendered for registration of transfer or exchange and where notices and demands to or upon the Company in respect of the Senior Collateralized Notes and this Indenture may be served. The Company will give prompt written notice to the Trustee of the location, and any change in the location, of such office or agency. If at any time the Company shall fail to maintain any such required office or agency or shall fail to furnish the Trustee with the address thereof, such presentations, surrenders, notices and demands may be made or served at the Corporate Trust Office of the Trustee.

   The Company may also from time to time designate one or more other offices or agencies where the Senior Collateralized Notes may be presented or surrendered for any or all such purposes and may from time to time rescind such designations. The Company will give prompt written notice to the Trustee of any such designation or rescission and of any change in the location of any such other office or agency.

   The Company hereby designates its office at The Wanamaker Building, 100 Penn Square East, Philadelphia, Pennsylvania as one such office or agency of the Company in accordance with Section 2.3.

Section 4.3 SEC Reports and Other Reports.

   (a) The Company shall file with the Trustee, within 15 days after filing with the SEC, copies of the annual reports and of the information, documents, and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) that the Company is required to file with the SEC pursuant to Section 13 or 15(d) of the Exchange Act. If the Company is not subject to the requirements of such Section 13 or 15(d) of the Exchange Act, the Company shall continue to file with the SEC and the Trustee on the same timely basis such reports, information and other documents as it would file if it were subject to the requirements of Section 13 or 15(d) of the Exchange Act. The Company shall also comply with the provisions of TIA ss.314(a). Notwithstanding anything contrary herein the Trustee shall have no duty to review such documents for purposes of determining compliance with any provisions of the Indenture.

   (b) So long as any of the Senior Collateralized Notes remain outstanding, the Company shall cause an annual report to stockholders and each quarterly or other financial report furnished by it generally to stockholders to be filed with the Trustee at the time of such mailing or furnishing to stockholders. If the Company is not required to furnish annual or quarterly reports to its stockholders pursuant to the Exchange Act, the Company shall cause its financial statements, including any notes thereto (and, with respect to annual reports, an auditors' report by the Company's certified independent accountants) and a "Management's Discussion and Analysis of Financial Condition or Plan of Operations," comparable to that which would have been required to appear in annual or quarterly reports filed under Section 13 or 15(d) of the Exchange Act to be so filed with the Trustee within 120 days after the end of each of the Company's Fiscal Years and within 60 days after the end of each of the first three quarters of each Fiscal Year.

   (c) Whether or not required by the rules and regulations of the SEC, the Company shall file a copy of all such information with the SEC for public availability and make such information available to investors who request it in writing.

   (d) The Company, or such other entity as the Company shall designate as Registrar for the Senior Collateralized Notes as provided in Section 2.3 hereof, shall provide the Trustee with quarterly management reports which provide the Trustee with such information regarding the Accounts maintained by the Company for the benefit of the Holders of the Senior Collateralized Notes as the Trustee may reasonably request which information shall include at least the following: (1) the outstanding balance of each Account; (2) interest credited or withdrawals made for the period; (3) the amount of interest paid in the form of additional notes at each month end and (4) the interest rate paid on each Account maintained by the Company during the preceding quarterly period.

Section 4.4 Compliance Certificate.

   (a) The Company shall deliver to the Trustee, within 120 days after the end of each Fiscal Year, an Officers' Certificate stating that a review of the activities of the Company during the preceding Fiscal Year has been made under the supervision of the signing Officers with a view to determining whether each has kept, observed, performed and fulfilled its obligations under this Indenture, and further stating, as to each such Officer signing such certificate, that to the best of such officer's knowledge the Company has kept, observed, performed and fulfilled each and every covenant contained in this Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions hereof (or, if a Default or Event of Default shall have occurred, describing all such Defaults or Events of Default of which he may have knowledge and what action each is taking or proposes to take with respect thereto) and that to the best of such Officer's knowledge no event has occurred and remains in existence by reason of which payments on account of the principal of or interest, if any, on the Senior Collateralized Notes are prohibited or if such event has occurred, a description of the event and what action each is taking or proposes to take with respect thereto.

   (b) So long as not contrary to the then current recommendations of the American Institute of Certified Public Accountants, the annual financial statements delivered pursuant to Section 4.3 above shall be accompanied by a written statement of the Company's independent public accountants that in making the examination necessary for certification of such financial statements nothing has come to their attention which would lead them to believe that the Company has violated the provisions of Section 4.1 of this Indenture or, if any such violation has occurred, specifying the nature and period of existence thereof, it being understood that such accountants shall not be liable directly or indirectly to any Person for any failure to obtain knowledge of any such violation.

   (c) The Company will, so long as any of the Senior Collateralized Notes are outstanding, deliver to the Trustee, forthwith upon any Officer becoming aware of any Default or Event of Default, an Officers' Certificate specifying such Default or Event of Default and what action the Company is taking or proposes to take with respect thereto.

Section 4.5 Stay, Extension and Usury Laws.

   The Company covenants (to the extent that it may lawfully do so) that it will not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, which may affect the covenants or the performance of this Indenture; and the Company (to the extent that it may lawfully do so) hereby expressly waives all beneficial advantage of any such law, and covenants that it will not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but will suffer and permit the execution of every such power as though no such law has been enacted.

Section 4.6 Liquidation.

   The Board of Directors or the stockholders of the Company may not adopt a plan of liquidation that provides for, contemplates or the effectuation of which is preceded by (a) the sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company otherwise than substantially as an entirety (Section 5.1 of this Indenture being the Section hereof which governs any such sale, lease, conveyance or other disposition substantially as an entirety) and (b) the distribution of all or substantially all of the proceeds of such sale, lease, conveyance or other disposition and of the remaining assets of the Company to the holders of capital stock of the Company, unless the Company, prior to making any liquidating distribution pursuant to such plan, makes provision for the satisfaction of the Company's Obligations hereunder and under the Senior Collateralized Notes as to the payment of principal and interest.

Section 4.7 Limitation on Liens.

   So long as any of the Senior Collateralized Notes are outstanding, the Company shall not, and shall not permit any of its Affiliates to, directly or indirectly, create, incur, assume or suffer to exist any Liens on any Collateral after the date of this Indenture or any income or profits therefrom or assign or convey any right to receive income therefrom unless (i) such Lien is a Permitted Lien or (ii) at the time of granting such Lien, the Collateral Coverage Ratio is at least 1.5 to 1.

                                   ARTICLE V.
                                   SUCCESSORS

Section 5.1 When the Company May Merge, etc.

   The Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to another corporation, Person or entity unless (a) the Company is the surviving corporation or the entity or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition shall have been made is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (b) the entity or Person formed by or surviving any such consolidation or merger (if other than the Company) or the entity or Person to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made assumes all the obligations of the Company under the Senior Collateralized Notes and this Indenture pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee; and
(c) immediately after such transaction no Default or Event of Default exists.

   The Company shall deliver to the Trustee prior to the consummation of the proposed transaction an Officers' Certificate to the foregoing effect and an Opinion of Counsel stating that the proposed transaction and such supplemental indenture comply with this Indenture. The Trustee shall be entitled to conclusively rely upon such Officers' Certificate and Opinion of Counsel.

Section 5.2 Successor Corporation Substituted.

   Upon any consolidation or merger, or any sale, lease, conveyance or other disposition of all or substantially all of the assets of the Company in accordance with Section 5.1, the successor corporation formed by such consolidation or into or with which the Company, is merged or to which such sale, lease, conveyance or other disposition is made shall succeed to, and be substituted for, and may exercise every right and power of, the Company under this Indenture with the same effect as if such successor Person has been named as the Company herein; provided, however, that the Company shall not be released or discharged from the obligation to pay the principal of or interest on the Senior Collateralized Notes.

                                  ARTICLE VI.
                             DEFAULTS AND REMEDIES

Section 6.1 Events of Default.

   An "Event of Default" occurs if:

      (1) the Company defaults in the payment of interest on a Senior Collateralized Note when the same becomes due and payable and the Default continues for a period of 30 days, whether or not such payment is prohibited by the provisions of Article X hereof;

      (2) the Company defaults in the payment of the principal of any Senior Collateralized Note when the same becomes due and payable at maturity, upon a required redemption or otherwise, and the Default continues for a period of 30 days, whether or not prohibited by the provisions of Article X hereof;

      (3) the Company fails to observe or perform any covenant, condition or agreement on the part of the Company to be observed or performed pursuant to
   Section 4.6 or 5.1 hereof;

      (4) the Company fails to comply with any of its other agreements or covenants in, or provisions of, the Senior Collateralized Notes or this Indenture and the Default continues for the period and after the notice specified below;

      (5) the Company pursuant to or within the meaning of any Bankruptcy Law
   (a) commences a voluntary case; (b) consents to the entry of an order for relief against it in an involuntary case; (c) consents to the appointment of a Custodian of it or for all or substantially all of its property; (d) makes a general assignment for the benefit of its creditors; or (e) admits in writing its inability to pay debts as the same become due;

      (6) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that (a) is for relief against the Company in an involuntary case; (b) appoints a Custodian of the Company or for all or substantially all of its property; (c) orders the liquidation of the Company, and the order or decree remains unstayed and in effect for 120 consecutive days; or

      (7) if any time the Collateral Coverage Ratio falls below 1.0 to 1.0, as determined by the Company.

   A Default under clause (3) or (4) of Section 6.1 is not an Event of Default until the Trustee or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes notify the Company of the Default and the Company does not cure the Default or such Default is not waived within 60 days after receipt of the notice. The notice must specify the Default, demand that it be remedied and state that the notice is a "Notice of Default."

Section 6.2 Acceleration.

   If an Event of Default (other than an Event of Default specified in clauses
(5) or (6) of Section 6.1) occurs and is continuing, the Trustee by written notice to the Company, or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes by written notice to the Company and the Trustee, may declare the unpaid principal of and any accrued interest on all the Senior Collateralized Notes to be due and payable. Upon such declaration the principal and interest shall be due and payable immediately; provided, however, that if any Indebtedness or Obligation is outstanding pursuant to the Senior Debt, upon a declaration of acceleration by the Holders, all principal and interest under this Indenture shall be due and payable upon the earlier of (x) the day which is five Business Days after the receipt by each of the Company and the holders of Senior Debt of such written notice of acceleration or (y) the date of acceleration of any Indebtedness under any Senior Debt. If an Event of Default specified in clause (5) or (6) of Section 6.1 occurs, such an amount shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder. The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes by written notice to the Trustee may rescind an acceleration and its consequences if the rescission would not conflict with any judgment or decree and if all existing Events of Default (except nonpayment of principal or interest that has become due solely because of the acceleration) have been cured or waived.

Section 6.3 Other Remedies.

   If an Event of Default occurs and is continuing, the Trustee may pursue any available remedy to collect the payment of principal or interest on the Senior Collateralized Notes or to enforce the performance of any provision of the Senior Collateralized Notes or this Indenture.

   The Trustee may maintain a proceeding even if it does not possess any of the Senior Collateralized Notes or does not produce any of them in the proceeding. A delay or omission by the Trustee or any Securityholder in exercising any right or remedy accruing upon an Event of Default shall not impair the right or remedy or constitute a waiver of or acquiescence in the Event of Default. All remedies are cumulative to the extent permitted by law.

Section 6.4 Waiver of Past Defaults.

   Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes by notice to the Trustee may waive an existing Default or Event of Default and its consequences except a continuing

Default or Event of Default in the payment of the principal of or interest on any Senior Collateralized Note held by a non-consenting Holder. Upon actual receipt of any such notice of waiver by a Responsible Officer of the Trustee, such Default shall cease to exist, and any Event of Default arising therefrom shall be deemed to have been cured for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereon.

Section 6.5 Control by Majority.

   The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on it, provided, that indemnification for the Trustee's fees and expenses, in a form reasonably satisfactory to the Trustee, shall have been provided. However, the Trustee may refuse to follow any direction that conflicts with law or this Indenture, that the Trustee determines may be unduly prejudicial to the rights of other Securityholders, or that may involve the Trustee in personal liability.

Section 6.6 Limitation on Suits.

   A Holder may pursue a remedy with respect to this Indenture or the Senior Collateralized Notes only if:

      (1) the Holder gives to the Trustee written notice of a continuing Event of Default;

      (2) the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes make a written request to the Trustee to pursue the remedy;

      (3) such Holder or Holders offer and, if requested, provide to the Trustee indemnity satisfactory to the Trustee against any loss, liability or expense;

      (4) the Trustee does not comply with the request within 60 days after receipt of the request and the offer and, if requested, the provision of indemnity; and

      (5) during such 60 day period the Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes do not give the Trustee a direction inconsistent with the request.

   A Holder may not use this Indenture to prejudice the rights of another Holder or to obtain a preference or priority over another Holder.

Section 6.7 Rights of Holders to Receive Payment.

   Notwithstanding any other provision of this Indenture, but subject to
Article X hereof, the right of any Holder of a Senior Collateralized Note to receive payment of principal and interest on the Senior Collateralized Note, on or after the respective due dates expressed in the Senior Collateralized Note, or to bring suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of the Holder.

Section 6.8 Collection Suit by Trustee.

   If an Event of Default specified in Section 6.1 (1) or (2) occurs and is continuing, the Trustee is authorized to recover judgment in its own name and as trustee of an express trust against the Company for the whole amount of principal and interest remaining unpaid on the Senior Collateralized Notes and interest on overdue principal and, to the extent lawful, interest and such further amount as shall be sufficient to cover the costs and expenses of collection, including the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel.

Section 6.9 Trustee May File Proofs of Claim.

   The Trustee is authorized to file such proofs of claim and other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel) and the Holders allowed in any judicial proceedings relative to the Company (or any other obligor upon the Senior Collateralized Notes), its creditors or its property and shall be entitled and empowered to collect, receive and distribute any money or other property payable or deliverable on any such claims and any custodian in any such judicial proceeding is hereby authorized by each Holder to make such payments to the Trustee, and in the event that the Trustee shall consent to the making of such payments directly to the Holders, to pay to the Trustee any amount due to it for the reasonable compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under Section 7.7 hereof. To the extent that the payment of any such compensation, expenses, disbursements and advances of the Trustee, its agents and counsel, and any other amounts due the Trustee under
Section 7.7 hereof out of the estate in any such proceeding, shall be denied for any reason, payment of the same shall be secured by a lien on, and shall be paid out of, any and all distributions, dividends, money, securities and other properties which the Holders of the Senior Collateralized Notes may be entitled to receive in such proceeding whether in liquidation or under any plan of reorganization or arrangement or otherwise. Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or accept or adopt on behalf of any Holder any plan of reorganization, arrangement, adjustment or composition affecting the Senior Collateralized Notes or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Holder in any such proceeding.

   If the Trustee does not file a proper claim or proof of debt in the form required in any such proceeding prior to 30 days before the expiration of the time to file such claims or proofs, then any holder of Senior Debt shall have the right to demand, sue for, collect and receive the payments and distributions in respect of the Senior Collateralized Notes which are required to be paid or delivered to the holders of Senior Debt as provided in Article X hereof and to file and prove all claims therefore and to take all such other action in the name of the Holders or otherwise, as such holder of Senior Debt may determine to be necessary or appropriate for the enforcement of the provisions of Article X.

Section 6.10 Priorities.

   Following an Event of Default and notwithstanding any acceleration, if the Trustee collects any money pursuant to this Article, it shall, subject to the provisions of Article X hereof, pay out the money in the following order:

   First: to the Trustee, its agents and attorneys for amounts due under
Section 7.7, including payment of all compensation, expenses and liabilities incurred, and all advances made, if any, by the Trustee and the costs and expenses of collection;

   Second: to holders of Senior Debt to the extent required by Article X hereof;

   Third: to Holders for amounts due and unpaid on the Senior Collateralized Notes for principal and interest, ratably, without preference or priority of any kind, according to the amounts due and payable on the Senior
Collateralized Notes for principal and interest, respectively; and

   Fourth: to the Company or to such party as a court of competent jurisdiction shall direct.

   The Trustee may fix a record date and payment date for any payment to Holders.

Section 6.11 Undertaking for Costs.

   In any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken or omitted by it as a Trustee, a court in its discretion may require the filing by any party litigant in the suit of an undertaking to pay the costs of the suit, and the court in its discretion may assess reasonable costs, including reasonable attorneys' fees, against any party litigant in the suit, having due regard to the merits and good faith of the claims or defenses made by the party litigant. This Section does not apply to a suit by the Trustee, a suit by a Holder pursuant to Section 6.7, or a suit by Holders of more than 10% in principal amount of the then outstanding Senior Collateralized Notes.

                                  ARTICLE VII.
                                    TRUSTEE

Section 7.1 Duties of Trustee.

   (a) If an Event of Default has occurred and is continuing, the Trustee shall exercise such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent Person would exercise or use under the circumstances in the conduct of such Person's own affairs.

   (b) Except during the continuance of an Event of Default:

      (1) The duties of the Trustee shall be determined solely by the express provisions of this Indenture and the Trustee need perform only those duties that are specifically set forth in this Indenture and no others, and no implied covenants or obligations shall be read into this Indenture against the Trustee.

      (2) In the absence of bad faith on its part, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon resolutions, statements, reports, documents, orders, certificates, opinions or other instruments furnished to the Trustee and conforming to the requirements of this Indenture. However, in the case of any of the above that are specifically required to be furnished to the Trustee pursuant to this Indenture, the Trustee shall examine them to determine whether they substantially conform to the requirements of this Indenture.

   (c) The Trustee may not be relieved from liabilities for its own negligent action, its own negligent failure to act, or its own willful misconduct, except that:

      (1) This paragraph does not limit the effect of paragraph (2) of this Section.

      (2) The Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer unless it is proved that the Trustee was negligent in ascertaining the pertinent facts.

      (3) The Trustee shall not be liable with respect to any action it takes or omits to take in good faith in accordance with a direction received by it pursuant to Section 6.5.

   (d) Whether or not therein expressly so provided, every provision of this Indenture that in any way relates to the Trustee is subject to paragraphs (a),
(b) and (c) of this Section.

   (e) No provision of this Indenture shall require the Trustee to expend or risk its own funds or incur any liability. The Trustee may refuse to perform any duty or exercise any right or power unless it receives indemnity satisfactory to it against any loss, liability or expense.

   (f) The Trustee shall not be liable for interest on any money received by it except as the Trustee may agree in writing with the Company. Money held in trust by the Trustee need not be segregated from other funds except to the extent required by law.

Section 7.2 Rights of Trustee.

   (a) The Trustee may conclusively rely upon any document believed by it to be genuine and to have been signed or presented to it by the proper Person. The Trustee need not investigate any fact or matter stated in the document. The Trustee shall have no duty to inquire as to the performance of the Company's covenants in Article IV. In addition, the Trustee shall not be deemed to have knowledge of any Default or any Event of Default except any Default or Event of Default of which the Trustee shall have received written notification or obtained actual knowledge.

   (b) Before the Trustee acts or refrains from acting, it may require an Officers' Certificate or an Opinion of Counsel or both. The Trustee shall not be liable for any action it takes or omits to take in good faith in reliance on such Officers' Certificate or Opinion of Counsel. The Trustee may consult with counsel and the written advice of such counsel or any Opinion of Counsel shall be full and complete authorization and protection from liability in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon.


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   (c) The Trustee may act through agents, attorneys, custodians or nominees and shall not be responsible for the misconduct or negligence or the supervision of any agents, attorneys, custodians or nominees appointed by it with due care.

   (d) The Trustee shall not be liable for any action it takes or omits to take in good faith which it believes to be authorized or within the rights or powers conferred upon it by this Indenture.

   (e) Unless otherwise specifically provided in this Indenture, any demand, request, direction or notice from the Company shall be sufficient if signed by an Officer of the Company.

   (f) The Trustee shall not be deemed to have notice of an Event of Default for any purpose under this Indenture unless notified of such Event of Default by the Company, the Paying Agent (if other than the Company) or a Holder of the Senior Collateralized Notes.

Section 7.3 Individual Rights of Trustee.

   The Trustee in its individual or any other capacity may become the owner or pledgee of Senior Collateralized Notes and may otherwise deal with the Company or an Affiliate of the Company with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights. However, the Trustee is subject to Sections 7.10 and 7.11.

Section 7.4 Trustee's Disclaimer.

   The Trustee shall not be (i) responsible for and makes no representation as to, the validity or adequacy of this Indenture or the Senior Collateralized Notes, (ii) accountable for the Company's use of the proceeds from the Senior Collateralized Notes or any money paid to the Company or upon the Company's direction under any provision hereof, (iii) responsible for the use or application of any money received by any Paying Agent other than the Trustee; and (iv) responsible for any statement or recital herein or any statement in the Senior Collateralized Notes or any other document in connection with the sale of the Senior Collateralized Notes or pursuant to this Indenture other than its certificate of authentication.

Section 7.5 Notice of Defaults.

   If a Default or Event of Default occurs and is continuing and if it is known to a Responsible Officer of the Trustee, the Trustee shall, after any applicable cure period, mail to Holders a notice of the Default or Event of Default within 90 days after it occurs. At least five Business Days prior to the mailing of any notice to Holders under this Section 7.5, the Trustee shall provide the Company with notice of its intent to mail such notice. Except in the case of a Default or Event of Default in payment on any Senior Collateralized Note, the Trustee may withhold the notice if and so long as the Responsible Officer of the Trustee in good faith determines that withholding the notice would have no material adverse effect on the Holders.

Section 7.6 Reports by Trustee to Holders.

   Within 60 days after May 15th of each fiscal year, commencing May 15, 2004, the Trustee shall mail to Holders a brief report dated as of such reporting date that complies with TIA ss. 313(a) (but if no event described in TIA ss. 313(a) has occurred within the 12 months preceding the reporting date, no report need be prepared or transmitted). The Trustee also shall comply with TIA ss. 313(b). The Trustee shall also transmit by mail all reports as required by TIA ss. 313(c).

   Commencing at the time this Indenture is qualified under the TIA, a copy of each report mailed to Holders under this Section 7.6 (at the time of its mailing to Holders) shall be filed with the SEC and each stock exchange, if any, on which the Senior Collateralized Notes are listed. The Company shall promptly notify the Trustee when the Senior Collateralized Notes are listed on any stock exchange.

Section 7.7 Compensation and Indemnity.

   The Company shall pay to the Trustee from time to time reasonable compensation for its acceptance of this Indenture and its performance of the duties and services required hereunder. The Trustee's compensation

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shall not be limited by any law on compensation of a trustee of an express trust. The Company shall reimburse the Trustee promptly upon request for all reasonable disbursements, advances and expenses incurred or made by it in addition to the compensation for its services. Such expenses shall include the reasonable compensation, disbursements and expenses of the Trustee's agents and counsel.

   The Company shall indemnify the Trustee against any and all losses, liabilities or expenses incurred by it arising out of or in connection with the acceptance or administration of its duties under this Indenture, except as set forth in the second next paragraph. The Trustee shall notify the Company promptly of any claim for which it may seek indemnity. Failure by the Trustee to so notify the Company shall not relieve the Company of its obligations hereunder, except to the extent the Company is prejudiced thereby. The Company shall defend the claim and the Trustee shall reasonably cooperate in such defense. The Trustee may have separate counsel and the Company shall pay the reasonable fees and expenses of such one counsel. The Company need not pay for any settlement made without its consent, which consent shall not be unreasonably withheld.

   The obligations of the Company under this Section 7.7 shall survive the satisfaction and discharge of this Indenture.

   The Company need not reimburse any expense or indemnify against any loss or liability incurred by the Trustee through its own negligence or bad faith.

   To secure the Company's payment obligations in this Section, the Trustee shall have a lien prior to the Senior Collateralized Notes on all money or property held or collected by the Trustee, except that held in trust to pay principal and interest on the Senior Collateralized Notes. Such lien shall survive the satisfaction and discharge of this Indenture.

   When the Trustee incurs expenses or renders services after an Event of Default specified in Section 6.1(5) or (6) occurs, the expenses and the compensation for the services are intended to constitute expenses of administration under any Bankruptcy Law.

Section 7.8 Replacement of Trustee.

   A resignation or removal of the Trustee and appointment of a successor Trustee shall become effective only upon the successor Trustee's acceptance of appointment as provided in this Section 7.8.

   The Trustee may resign at any time and be discharged from the trust hereby created by so notifying the Company. The Holders of a majority in principal amount of the then outstanding Senior Collateralized Notes may remove the Trustee by so notifying the Trustee and the Company in writing. The Company may remove the Trustee if.

      (1) the Trustee fails to comply with Section 7.10;

      (2) the Trustee is adjudged a bankrupt or an insolvent or an order for relief is entered with respect to the Trustee under any Bankruptcy Law;

      (3) a Custodian or public officer takes charge of the Trustee or its property;

      (4) the Trustee becomes incapable of acting as Trustee under this Indenture, or

      (5) the Company so elects, provided such replacement Trustee is qualified and reasonably acceptable.

   If the Trustee resigns or is removed or if a vacancy exists in the office of Trustee for any reason, the Company shall promptly appoint a successor
Trustee. Within one year after the successor Trustee takes office, the Holders of a majority in principal amount of the then outstanding Senior
Collateralized Notes may appoint a different successor Trustee to replace the successor Trustee appointed by the Company.

   If a successor Trustee does not take office within 30 days after notice that the Trustee has resigned or has been removed, the Company or the Trustee or the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes may petition any court of competent jurisdiction for the appointment of a successor Trustee.




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   If the Trustee after written request by any Holder who has been a Holder for at least 6 months fails to comply with Section 7.10, such Holder may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor Trustee.

   A successor Trustee shall deliver a written acceptance of its appointment to the retiring Trustee and to the Company. Thereupon the resignation or removal of the retiring Trustee shall become effective, and the successor Trustee shall have all the rights, powers and duties of the Trustee under this Indenture. The successor Trustee shall mail a notice of its succession to all Holders. The retiring Trustee shall promptly transfer all property held by it as Trustee to the successor Trustee, provided all sums owing to the Trustee hereunder have been paid and subject to the lien provided for in Section 7.7. Notwithstanding replacement of the Trustee pursuant to this Section 7.8, the Company's obligations under Section 7.7 hereof shall continue for the benefit of the retiring Trustee.

Section 7.9 Successor Trustee by Merger, etc.

   If the Trustee consolidates, merges or converts into, or transfers all or substantially all of its corporate trust business to, another corporation, the successor corporation without any further act shall be the successor Trustee.

Section 7.10 Eligibility; Disqualification.

   There shall at all times be a Trustee hereunder which shall be a corporation organized and doing business under the laws of the United States of America or of any state or territory thereof or of the District of Columbia authorized under such laws to exercise corporate trustee power, shall be subject to supervision or examination by Federal, state, territorial or District of Columbia authority and shall have a combined capital and surplus of at least $500,000 as set forth in its most recent published annual report of condition.

   This Indenture shall always have a Trustee who satisfies the requirements of TIA ss. 310(a)(1) and (2). The Trustee is subject to TIA ss. 310(b).

Section 7.11 Preferential Collection of Claims Against Company.

   The Trustee is subject to TIA ss. 311(a), excluding any creditor relationship listed in TIA ss. 311(b). A Trustee who has resigned or been removed shall be subject to TIA ss. 311(a) to the extent indicated therein.

                                 ARTICLE VIII.
                             DISCHARGE OF INDENTURE

Section 8.1 Termination of Company's Obligations.

   This Indenture shall cease to be of further effect (except that the Company's obligations under Section 7.7 and 8.4, and the Company's, Trustee's and Paying Agent's obligations under Section 8.3 shall survive) when all outstanding Senior Collateralized Notes have been paid in full, and the Company has paid all sums payable by the Company hereunder. In addition, the Company may terminate all of its Obligations under this Indenture if:

      (1) the Company irrevocably deposits in trust with the Trustee or at the option of the Trustee, with a trustee reasonably satisfactory to the Trustee and the Company under the terms of an irrevocable trust agreement in form and substance satisfactory to the Trustee, money or U.S. Government Obligations sufficient (as certified by an independent public accountant designated by the Company) to pay principal and interest on the Senior Collateralized Notes to maturity or redemption, as the case may be, and to pay all other sums payable by it hereunder, provided that (i) the trustee of the irrevocable trust shall have been irrevocably instructed to pay such money or the proceeds of such U.S. Government Obligations to the Trustee and
   (ii) the Trustee shall have been irrevocably instructed to apply such money or the proceeds of such U.S. Government Obligations to the payment of said principal and interest with respect to the Senior Collateralized Notes;




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      (2) the Company delivers to the Trustee an Officers' Certificate stating that all conditions precedent to satisfaction and discharge of this Indenture have been complied with; and

      (3) no Default or Event of Default shall have occurred and be continuing on the date of such deposit.

Then, this Indenture shall cease to be of further effect (except as provided in this paragraph), and the Trustee, on demand of the Company, shall execute proper instruments acknowledging confirmation of and discharge under this Indenture. The Company may make the deposit only if Article X hereof does not prohibit such payment. However, the Company's obligations in Sections 2.3, 2.4, 2.5, 2.6, 2.7, 2.8, 4.1, 4.2, 4.3, 7.7, 7.8, 8.3 and 8.4 and the
Trustee's and Paying Agent's obligations in Section 8.3 shall survive until the Senior Collateralized Notes are no longer outstanding.

   After such irrevocable deposit made pursuant to this Section 8.1 and satisfaction of the other conditions set forth herein, the Trustee upon written request shall acknowledge in writing the discharge of the Company's Obligations under this Indenture except for those surviving obligations specified above.

   In order to have money available on a payment date to pay principal or interest on the Senior Collateralized Notes, the U.S. Government Obligations shall be payable as to principal or interest at least one Business Day before such payment date in such amounts as will provide the necessary money. U.S. Government Obligations shall not be callable at the issuer's option.

Section 8.2 Application of Trust Money.

   The Trustee or a trustee satisfactory to the Trustee and the Company shall hold in trust money or U.S. Government Obligations deposited with it pursuant to Section 8.1. It shall apply the deposited money and the money from U.S. Government Obligations through the Paying Agent and in accordance with this Indenture to the payment of principal and interest on the Senior Collateralized Notes.

Section 8.3 Repayment to Company.

   The Trustee and the Paying Agent shall promptly pay to the Company upon written request any excess money or Senior Collateralized Notes held by them at any time.

   The Trustee and the Paying Agent shall pay to the Company upon written request any money held by them for the payment of principal or interest that remains unclaimed for two years after the date upon which such payment shall have become due; provided, however, that the Company shall have either caused notice of such payment to be mailed to each Holder entitled thereto no less than 30 days prior to such repayment or within such period shall have published such notice in a newspaper of widespread circulation published in the city of Philadelphia, Pennsylvania. After payment to the Company, Holders entitled to the money must look to the Company for payment as general creditors unless an applicable abandoned property law designates another Person, and all liability of the Trustee and such Paying Agent with respect to such money shall cease.

Section 8.4 Reinstatement.

   If the Trustee or Paying Agent is unable to apply any money or U.S. Government Obligations in accordance with Section 8.2 by reason of any legal proceeding or by reason of any order or judgment of any court or governmental authority enjoining, restraining or otherwise prohibiting such application, the Company's Obligations under this Indenture and the Senior Collateralized Notes shall be revived and reinstated as though no deposit had occurred pursuant to Section 8.1 until such time as the Trustee or Paying Agent is permitted to apply all such money or U.S. Government Obligations in accordance with Section 8.2; provided, however, that if the Company has made any payment of interest on or principal of any Senior Collateralized Notes because of the reinstatement of its Obligations, the Company shall be subrogated to the rights of the Holders of such Senior Collateralized Notes to receive such payment, as long as no money is owed to the Trustee by the Company, from the money or U.S. Government Obligations held by the Trustee or Paying Agent.


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
                                  ARTICLE IX.
                                   AMENDMENTS

Section 9.1 Without Consent of Holders.

   The Company and the Trustee may amend this Indenture or the Senior Collateralized Notes without the consent of any Holder:

      (1) to cure any ambiguity, defect or inconsistency;

      (2) to comply with Section 5.1;

      (3) to provide for additional uncertificated Senior Collateralized Notes or certificated Senior Collateralized Notes;

      (4) to make any change that does not adversely affect the legal rights hereunder of any Holder, including but not limited to, an increase in the aggregate dollar amount of Senior Collateralized Notes which may be outstanding under this Indenture;

      (5) make any change in Section 3.2; provided, however, that no such change shall adversely affect the rights of any outstanding Senior Collateralized Note; or

      (6) to comply with any requirements of the SEC in connection with the qualification of this Indenture under the TIA.

Section 9.2 With Consent of Holders.

   The Company and the Trustee may amend this Indenture or the Senior Collateralized Notes with the written consent of the Holders of at least a majority in principal amount of the then outstanding Senior Collateralized Notes. The Holders of a majority in principal of the then outstanding Senior Collateralized Notes may also waive any existing default or compliance with any provision of this Indenture or the Senior Collateralized Notes. However, without the consent of the Holder of each Senior Collateralized Note affected, an amendment or waiver under this Section may not (with respect to any Senior Collateralized Note held by a nonconsenting Holder):

      (1) reduce the principal amount of Senior Collateralized Notes whose Holders must consent to an amendment, supplement or waiver;

      (2) reduce the rate of or change the time for payment of interest, including default interest, on any Senior Collateralized Note;

      (3) reduce the principal of or change the fixed maturity of any Senior Collateralized Note or alter the redemption provisions or the price at which the Company shall offer to purchase such Senior Collateralized Note pursuant to Section 3.1 of Article III hereof;

      (4) make any Senior Collateralized Note payable in money other than that stated in the Prospectus (or related supplement) with respect to such Senior Collateralized Note;

      (5) modify or eliminate the right of the estate of a Holder or a Holder to cause the Company to redeem a Senior Collateralized Note upon the death of a Holder pursuant to Article III; provided, however, that the Company may not modify or eliminate such right, as it may be in effect on the Issue Date, of any Senior Collateralized Note which was issued with such right. After an amendment under this subsection 9.1(5) becomes effective, the Company shall mail to the Holders of each Senior Collateralized Note then outstanding a notice briefly describing the amendment.

      (6) make any change in Section 6.4 or 6.7 hereof or in this sentence of this Section 9.2;

      (7) make any change in Article X that adversely affects the rights of any Holders; or

      (8) waive a Default or Event of Default in the payment of principal of, or premium, if any, or interest on, or redemption payment with respect to, any Senior Collateralized Note (except a rescission of acceleration of the Senior Collateralized Notes by the Holders of at least a majority in aggregate





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
   principal amount of the Senior Collateralized Notes and a waiver of the payment default that resulted from such acceleration).

   It shall not be necessary for the consent of the Holders under this Section to approve the particular form of any proposed amendment or waiver, but it shall be sufficient if such consent approves the substance thereof.

   After an amendment or waiver under this Section becomes effective, the Company shall mail to the Holders of each Senior Collateralized Note affected thereby a notice briefly describing the amendment or waiver. Any failure of the Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture or waiver. Subject to Sections 6.4 and 6.7 hereof, the Holders of a majority in principal amount of the Senior Collateralized Notes then outstanding may waive compliance in a particular instance by the Company with any provision of this Indenture or the Senior Collateralized Notes.

Section 9.3 Compliance with Trust Indenture Act.

   If at the time this Indenture shall be qualified under the TIA, every amendment to this Indenture or the Senior Collateralized Notes shall be set forth in a supplemental indenture that complies with the TIA as then in effect.

Section 9.4 Revocation and Effect of Consents.

   Until an amendment or waiver becomes effective, a consent to it by a Holder of a Senior Collateralized Note is a continuing consent by the Holder and every subsequent Holder of a Senior Collateralized Note or portion of a Senior Collateralized Note that evidences the same debt as the consenting Holder's Senior Collateralized Note, even if notation of the consent is not made on any Senior Collateralized Note. An amendment or waiver becomes effective in accordance with its terms and thereafter binds every Holder.

   The Company may fix a record date for determining which Holders must consent to such amendment or waivers. If the Company fixes a record date, the record date shall be fixed at (i) the later of 30 days prior to the first solicitation of such consent or the date of the most recent list of Holders furnished to the Trustee prior to such solicitation pursuant to Section 2.5, or (ii) such other date as the Company shall designate.

Section 9.5 Notation on or Exchange of Senior Collateralized Notes.

   The Trustee may place an appropriate notation about an amendment or waiver on any Senior Collateralized Note, if certificated, or any Account statement. Failure to make the any notation or issue a new note shall not affect the validity and effect of such amendment or waiver.

Section 9.6 Trustee to Sign Amendments, etc.

   The Trustee shall sign any amendment or supplemental indenture authorized pursuant to this Article IX if, in the Trustee's reasonable discretion, the amendment does not adversely affect the rights, duties, liabilities or immunities of the Trustee. If it does, the Trustee may, but need not, sign it. In signing or refusing to sign such amendment or supplemental indenture, the Trustee shall be entitled to receive, if requested, an indemnity reasonably satisfactory to it and to receive and, subject to Section 7.1, shall be fully protected in relying upon, an Officers' Certificate and an Opinion of Counsel (or written advice of counsel) as conclusive evidence that such amendment or supplemental indenture is authorized or permitted by this Indenture, that it is not inconsistent herewith, and that it will be valid and binding upon the Company in accordance with its terms. The Company may not sign an amendment or supplemental indenture until its Board of Directors approves it.


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                                   ARTICLE X.
                                 SUBORDINATION

Section 10.1 Agreement to Subordinate.

   The Company agrees, and each Holder by accepting a Senior Collateralized Note consents and agrees, that the Indebtedness evidenced by the Senior Collateralized Notes and the payment of the principal of and interest on the Senior Collateralized Notes is subordinated in right of payment, to the extent and in the manner provided in this Article, to the prior payment in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, of all Obligations due in respect of Senior Debt of the Company whether outstanding on the date hereof or hereafter incurred or arising and that the subordination is for the benefit of the holders of Senior Debt. Furthermore, each such Holder by accepting a Senior Collateralized Note hereby agrees and confirms that the Company and its Affiliates may grant Liens to secure any Senior Debt, which shall be Priority Liens and that the Liens in favor of Holders shall automatically be subordinated to Priority Liens. Each Holder hereby consents to the Trustee (on behalf of the Holders) entering into any lien subordination agreement or similar agreement as may be required by a holder of the Senior Debt and/or authorizing any such holder of the Senior Debt to file any and all records such holder deems necessary to evidence the subordination provided for in this Section 10.1.

   For purposes of this Article X, a payment or distribution on account of the Senior Collateralized Notes may consist of cash, property or securities, by set-off or otherwise, and a payment or distribution on account of any of the Senior Collateralized Notes shall include, without limitation, any redemption, purchase or other acquisition of the Senior Collateralized Notes.

Section 10.2 Liquidation; Dissolution; Bankruptcy.

   (a) Upon any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to creditors upon (i) any dissolution or winding-up or total or partial liquidation or reorganization of the Company whether voluntary or involuntary and whether or not involving insolvency or bankruptcy or (ii) any bankruptcy or insolvency case or proceeding or any receivership, liquidation, reorganization or other similar case or proceeding in connection therewith, relative to the Company or to its assets, (iii) any assignment for the benefit of creditors or any other marshaling of assets of the Company, all obligations due, or to become due, in respect of Senior Debt (including interest after the commencement of any such proceeding at the rate specified in the applicable Senior Debt) shall first interfeasibly be paid in full, or provision shall have been made for such payment, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, before any payment is made on account of the principal of, premium, if any, or interest on the Senior Collateralized Notes, except that Holders may receive securities that are subordinated to at least the same extent as the Senior Collateralized Notes are to (x) Senior Debt and
(y) any securities issued in exchange for Senior Debt. Upon any such dissolution winding-up, liquidation or reorganization, any payment or distribution of assets of the Company of any kind or character, whether in cash, property or securities, to which the Holders of the Senior
Collateralized Notes or the Trustee under this Indenture would be entitled, except for the provisions hereof, shall be paid by the Company or by any receiver, trustee in bankruptcy, liquidating trustee, agent or other Person making such payment or distribution, or by the Holders of the Senior Collateralized Notes or by the Trustee under this Indenture if received by them, directly to the Holders of Senior Debt (pro rata to such holders on the basis of the amounts of Senior Debt held by such holders) or their representative or representatives, or to the trustee or trustees under any indenture pursuant to which any of such Senior Debt may have been issued, as their interests may appear, for application to the payment of Senior Debt remaining unpaid until all such Senior Debt has been indefeasibly paid in full, or provisions shall have been made for such payment, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, after giving effect to any concurrent payment, distribution or provision therefore to or for the holders of Senior Debt.

   (b) For purposes of this Article X, the words "cash, property or securities" shall not be deemed to include securities of the Company or any other corporation provided for by a plan of reorganization or readjustment which are subordinated, to at least the same extent as the Senior Collateralized Notes, to the payment of all Senior Debt then outstanding or to the payment of all securities issued in exchange therefore

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
to the holders of Senior Debt at the time outstanding. The consolidation of the Company with, or the merger of the Company with or into, another corporation or the liquidation or dissolution of the Company following the conveyance or transfer of its property as an entirety, or substantially as an entirety, to another corporation upon the terms and conditions provided in
Article V shall not be deemed a dissolution, winding-up, liquidation or reorganization for the purposes of this Section if such other corporation shall, as part of such consolidation, merger, conveyance or transfer, comply with the conditions stated in Article V.

Section 10.3 Default of Senior Debt.

   (a) In the event and during the continuation of any default in the payment of principal of (or premium, if any) or interest on any Senior Debt, or any amount owing from time to time under or in respect of Senior Debt or in the event that any nonpayment event of default with respect to any Senior Debt shall have occurred and be continuing and shall have resulted in such Senior Debt becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable, or (b) in the event that any other nonpayment event of default with respect to any Senior Debt shall have occurred and be continuing permitting the holders of such Senior Debt (or a trustee on behalf of the holders thereof) to declare such Senior Debt due and payable prior to the date on which it would otherwise have become due and payable, then the Company shall make no payment, direct or indirect (including any payment which may be payable by reason of the payment of any other Indebtedness of the Company being subordinated to the payment of the Senior Collateralized Notes (other than securities that are subordinated to at least the same extent as the Senior Collateralized Notes are to (x) Senior Debt and
(y) any securities issued in exchange for Senior Debt)) unless and until (i) such event of default shall have been cured or waived or shall have ceased to exist or such acceleration shall have been rescinded or annulled, or (ii) in case of any nonpayment event of default specified in (b), during the period (a "Payment Blockage Period") commencing on the date the Company and the Trustee receive written notice (a "Payment Notice") of such event of default (which notice shall be binding on the Trustee and the Holders as to the occurrence of such an event of default) from a holder of the Senior Debt to which such default relates and ending on the earliest of (A) 179 days after such date,
(B) the date, if any, on which such Senior Debt to which such default relates is discharged or such default is waived by the holders of such Senior Debt or otherwise cured and (C) the date on which the Trustee receives written notice from the holder of such Senior Debt to which such default relates terminating the Payment Blockage Period. No new Payment Blockage Period may be commenced within 360 days after the receipt by the Trustee of any prior Payment Blockage Notice. For all purposes of this Section 10.3, no Event of Default which existed or was commencing with respect to the Senior Debt to which a Payment Blockage Period relates on the date such Payment Blockage Period commenced shall be or be made the basis for the commencement or any subsequent Payment Blockage Period unless such event of default is cured or waived for a period of not less than 180 consecutive days.

Section 10.4 When Distribution Must Be Paid Over.

   If the Trustee or any Holder receives any payment with respect to the Senior Collateralized Notes, whether in cash property or securities (other than securities that are subordinated to at least the same extent of the Senior Collateralized Notes are to (x) Senior Debt and (y) any securities issued in exchange for Senior Debt at a time when such payment is prohibited by Article
X hereof), such payment shall be held by the Trustee or such Holder, in trust for the benefit of, and shall be paid forthwith over and delivered to, the holders of Senior Debt (pro rata to such holders on the basis of the amount of Senior Debt held by such holders) for application to the payment of all Obligations with respect to Senior Debt remaining unpaid to the extent necessary to pay such Obligations in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of Senior Debt, in accordance with the terms of such Senior Debt, after giving effect to any concurrent payment or distribution to or for the holders of Senior Debt.

   With respect to the holders of Senior Debt, the Trustee undertakes to perform only such obligations on the part of the Trustee as are specifically set forth in this Article X, and no implied covenants or obligations with respect to the holders of Senior Debt shall be read into this Indenture against the Trustee. The Trustee shall not be deemed to owe any fiduciary duty to the holders of Senior Debt, and shall not be liable to any such holders if the Trustee shall pay over or distribute to or on behalf of Holders or the Company or any other Person money or assets to which any holders of Senior Debt shall be entitled by virtue of this Article X, except if such payment is made as a result of the willful misconduct or gross negligence of the Trustee.

Section 10.5 Notice by Company.

   The Company shall promptly notify the Trustee and the Paying Agent in writing of any facts known to the Company that would cause a payment of any Obligations with respect to the Company to violate this Article, but failure to give such notice shall not affect the subordination of the Senior Collateralized Notes to the Senior Debt provided in this Article.

Section 10.6 Subrogation.

   After all Senior Debt is paid in full, in cash, cash equivalents or otherwise in a manner satisfactory to the holders of such Senior Debt, and until the Senior Collateralized Notes are paid in full, Holders shall be subrogated (equally and ratably with all other Indebtedness pari passu with the Senior Collateralized Notes) to the rights of holders of Senior Debt to receive distributions applicable to Senior Debt to the extent that distributions otherwise payable to the Holders have been applied to the payment of Senior Debt. A distribution made under this Article to holders of Senior Debt which otherwise would have been made to Holders is not, as between the Company and Holders, a payment by the Company on the Senior Debt.

Section 10.7 Relative Rights.

   This Article defines the relative rights of Holders and holders of Senior Debt. Nothing in this Indenture shall:

      (1) impair, as between the Company and Holders, the obligations of the Company, which are absolute and unconditional, to pay principal of and interest on the Senior Collateralized Notes in accordance with their terms;

      (2) affect the relative rights of Holders and creditors of the Company other than their rights in relation to holders of Senior Debt; or

      (3) prevent the Trustee or any Holder from exercising its available remedies upon a Default or Event of Default, subject to the rights of holders and owners of Senior Debt to receive distributions and payments otherwise payable to Holders.

   If the Company fails because of this Article to pay principal of or interest on a Senior Collateralized Note on the due date, the failure is still a Default or Event of Default.

Section 10.8 Subordination May Not Be Impaired by the Company or Holders of Senior Debt.

   No right of any present or future holder of Senior Debt to enforce the subordination of the Indebtedness evidenced by the Senior Collateralized Notes and the Obligations related thereto shall be prejudiced or impaired by any act or failure to act by any such holder or by the Company, the Trustee or any Agent or by the failure of the Company to comply with this Indenture, regardless of any knowledge thereof which any such holder may have or otherwise be charged with.

   Without limiting the effect of the preceding paragraph, any holder of Senior Debt may at any time and from time to time without the consent of or notice to any other holder or to the Trustee, without impairing or releasing any of the rights of any holder of Senior Debt under this Indenture, upon or without any terms or conditions and in whole or in part:

   (a) change the manner, place or term of payment, or change or extend the time of payment of, renew or alter any Senior Debt or any other liability of the Company to such holder, any security therefore, or any liability incurred directly or indirectly in respect thereof, and the provisions of this Article X shall apply to the Senior Collateralized Notes as so changed, extended, renewed or altered;

   (b) notwithstanding the provisions of Section 5.1 hereof, sell, exchange, release, surrender, realize upon or otherwise deal with in any manner and in any order any property by whomsoever at any time pledged or mortgaged to secure, or howsoever securing, any Senior Debt or any other liability of the Company to such holder or any other liabilities incurred directly or indirectly in respect thereof or hereof or any offset there against;

   (c) exercise or refrain from exercising any rights or remedies against the Company or others or otherwise act or refrain from acting or, for any reason, fail to file, record or otherwise perfect any security interest in or lien on any property of the Company or any other Person; and

   (d) settle or compromise any Senior Debt or any other liability of the Company to such holder, or any security therefore, or any liability incurred directly or indirectly in respect thereof.

   All rights and interests under this Indenture of any holder of Senior Debt and all agreements and obligations of the Trustee, the Holders, and the Company under Article VI and under this Article X shall remain in full force and effect irrespective of (i) any lack of validity or enforceability of any agreement or instrument relating to any Senior Debt or (ii) any other circumstance that might otherwise constitute a defense available to, or a discharge of, the Trustee, any Holder, or the Company.

   Any holder of Senior Debt hereby authorized to demand specific performance of the provisions of this Article X, whether or not the Company shall have complied with any of the provisions of this Article X applicable to it, at any time when the Trustee or any Holder shall have failed to comply with any of these provisions. The Trustee and the Holders irrevocably waive any defense based on the adequacy of a remedy at law that might be asserted as a bar to such remedy of specific performance.

Section 10.9 Distribution or Notice to Representative.

   Whenever a distribution is to be made or a notice given to holders of Senior Debt, the distribution may be made and the notice given to their representative.

   Upon any payment or distribution of assets of the Company referred to in this Article X, the Trustee and the Holders shall be entitled to rely upon any order or decree made by any court of competent jurisdiction in which bankruptcy, dissolution, winding-up, liquidation or reorganization proceedings are pending or upon any certificate of any representative of any holder of Senior Debt or of the liquidating trustee or agent or other Person making any distribution, delivered to the Trustee or to the Holders, for the purpose of ascertaining the Persons entitled to participate in such distribution, the holders of the Senior Debt and other indebtedness of the Company, the amount thereof or payable thereon, the amount or amounts paid or distributed thereon and all other facts pertinent thereto or to this Article X.

Section 10.10 Rights of Trustee and Paying Agent.

   Notwithstanding the provisions of this Article X or any other provision of this Indenture, the Trustee shall not be charged with knowledge of the existence of any facts which would prohibit the making of any payment or distribution by the Trustee, or the taking of any action by the Trustee, and the Trustee or Paying Agent may continue to make payments on the Senior Collateralized Notes unless it shall have received at its Corporate Trust Office at least five Business Days prior to the date of such payment written notice of facts that would cause the payment of any Obligations with respect to the Senior Collateralized Notes to violate this Article, which notice, unless specified by a holder of Senior Debt as such, shall not be deemed to be a Payment Notice. The Trustee may conclusively rely on such notice. Only the Company or a holder of Senior Debt may give the notice. Nothing in this
Article X shall apply to amounts due to, or impair the claims of, or payments to, the Trustee under or pursuant to Section 7.7 hereof.

   The Trustee in its individual or any other capacity may hold Senior Debt with the same rights it would have if it were not Trustee. Any Agent may do the same with like rights.

Section 10.11 Authorization to Effect Subordination.

   Each Holder of a Senior Collateralized Note by his acceptance thereof authorizes and directs the Trustee on his behalf to take such action as may be necessary or appropriate to effectuate, as between the holders of

Senior Debt and the Holders, the subordination as provided in this Article X, and appoints the Trustee his attorney-in-fact for any and all such purposes.

Section 10.12 Article Applicable to Paying Agent.

   In case at any time any Paying Agent (other than the Trustee or the Company) shall have been appointed by the Company and be then acting hereunder, the term "Trustee" as used in this Article X shall in such case (unless the context otherwise requires) be construed as extending to and including such Paying Agent within its meaning as fully for all intents and purposes as if such Paying Agent were named in this Article X in addition to or in place of the Trustee.

Section 10.13 Miscellaneous.

   (a) The agreements contained in this Article X shall continue to be effective or be reinstated, as the case may be, if at any time any payment of any of the Senior Debt is rescinded or must otherwise be returned by any holder of Senior Debt upon the insolvency, bankruptcy or reorganization of the Company or otherwise, all as though such payment had not been made.

   (b) The Trustee shall notify all holders of Senior Debt (of whose identity the Trustee has received reasonable advance written notice) of the existence of any Default or Event of Default under Section 6.1 promptly after a Responsible Officer of the Trustee actually becomes aware thereof; provided, however, that at least five Business Days prior to the notification of any holder of Senior Debt under this Section 10.13, the Trustee shall provide the Company with notice of its intent to provide such notification, provided further, however, that no defect in the form or delivery of the Trustee's notice to the Company shall preclude the timely notice by the Trustee to the holders of Senior Debt.

                                  ARTICLE XI.
                      COLLATERAL AND COLLATERAL DOCUMENTS

Section 11.1 Collateral and Collateral Documents.

   (a) In order to secure the due and punctual payment of the Senior Collateralized Notes, the Company and/or its Affiliates have entered into the Collateral Documents to create the Note Liens on the Collateral in accordance with the terms thereof. Pursuant to the provisions of the Collateral Documents and this Indenture, the rights and remedies of the Trustee and the Holders of the Senior Collateralized Notes in the Collateral shall be subordinate and subject to the rights and remedies of the holders of the Priority Liens in accordance with the terms of this Indenture and the Collateral Documents. In the event of a Conflict among the terms of this Indenture and the Collateral Documents, the Collateral Documents shall control.

   (b) Each Holder of a Senior Collateralized Note, by accepting such Senior Collateralized Note, agrees to all of the terms and provisions of the Collateral Documents.

   (c) The Company shall not, and shall not permit its Affiliates to, grant any additional Lien on any of the Collateral unless the Company has determined that after giving effect to the granting of such Lien, the Collateral Coverage Ratio shall not be less than 1.5 to 1.0.

Section 11.2 Possession, Use and Release of Collateral.

   (a) Subject to the terms of the Collateral Documents and the terms hereof, the Company or its Affiliates, as the case may be, will have the right to remain in possession of the Collateral securing the Senior Collateralized Notes and to collect, invest and dispose of any income thereon.

   (b) Each Holder of a Senior Collateralized Note, by accepting such Senior Collateralized Note, acknowledges that (i) the Collateral Documents shall provide that so long as any Priority Lien Obligations are outstanding, the holders thereof shall have the exclusive right and authority to determine the release, sale, or other disposition with respect to any assets of the Company or its Affiliates, as applicable (including the Collateral) and to change, waive or vary the Collateral Documents subject in the case of changes, waivers, or variances, to the conditions specified in the Collateral Documents and (ii) the holders of the Priority Lien Obligations may (x) direct the Trustee to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders and (y) agree to modify the Priority Lien Security Documents, without the consent of the Holders or the Trustee, to secure additional Indebtedness and additional secured creditors so long as such modifications do not expressly violate the provisions of any Credit Agreement or this Indenture. Subject to the terms of the Collateral Documents, if at any time or from time to time Collateral which also secures the Priority Lien Obligations is released or otherwise disposed of, such Collateral securing the Senior Collateralized Notes shall be automatically released or disposed of, provided, however, that if an Event of Default under this Indenture exists or any Senior Collateralized Note Obligation remains outstanding as of the date on which the Priority Lien Obligations are repaid in full, the Note Liens on the proceeds from the sale, transfer or other disposition of such Collateral securing the Senior Collateralized Notes shall not be released until such Event of Default and all other Events of Default shall have been cured or otherwise waived and all such outstanding Note Obligations are paid in full in accordance with the terms of this Indenture, except to the extent such Collateral was disposed of in order to repay the Priority Lien Obligations.

   (c) Notwithstanding the provisions set forth in this Section 11.3, the Company or its Affiliates, as the case may be, may, without any release or consent by the Trustee, take any and all actions in the ordinary course of business in respect of the Collateral to the extent permitted under the Collateral Documents and this Indenture.

Section 11.3 Opinion of Counsel.

   So long as the Collateral Documents have not been terminated in accordance with the terms thereof, the Company shall deliver to the Trustee, so long as such delivery is required by Section 314(b) of the TIA, on the Issue Date and thereafter, at least annually, within 30 days of December 31 of each year (commencing with December 31, 2004), an Opinion of Counsel either stating that in the opinion of such counsel, such action has been taken with respect to the recording, filing, recording and refiling of the Indenture or any Collateral Document as is necessary to maintain the Note Liens, and reciting the details of such action, or stating that in the opinion of such counsel, no such action is necessary to maintain such Note Liens.

Section 11.4 Further Assurances.

   The Company and its Affiliates shall, at their own expense, make, execute, endorse, acknowledge, file and/or deliver to the Trustee from time to time such lists, descriptions and designations of its Collateral, warehouse receipts, receipts in the nature of warehouse receipts, documents of title, vouchers, invoices, schedules, confirmatory assignments, conveyances, financing statements, transfer endorsements, powers of attorney, certificates, reports and other assurances or instruments and take such further steps relating to the Collateral and other property or rights covered by the Note Liens, which the Trustee under the Collateral Documents deems reasonably appropriate or advisable to perfect, preserve or protect the security interest of the Note Lien in the Collateral.

Section 11.5 Trust Indenture Act Requirements.

   The release of any Collateral from the Note Lien of any of the Collateral Documents or the release of, in whole or in part, the Note Liens created by any of the Collateral Documents, will not be deemed to impair the Senior Collateralized Note Lien in contravention of the provisions hereof if and to the extent the Collateral or Note Liens are released pursuant to the applicable Collateral Documents and the terms hereof. Each of the Holders of the Senior Collateralized Notes acknowledges that a release of Collateral or Note Liens strictly in accordance with the terms of the Collateral Documents and the terms hereof will not be deemed for any purpose to be an impairment of the Collateral, the Collateral Documents or otherwise contrary to the terms of this Indenture.

Section 11.6 Suits to Protect the Collateral.

   Subject to the provisions hereof and of the Collateral Documents, the Trustee shall have the authority to institute and to maintain such suits and proceedings as the Trustee may deem expedient to prevent any impairment of the Collateral by any acts which may be unlawful or in violation of any of the Collateral

Documents or this Indenture, and such suits and proceedings as the Trustee may deem expedient to preserve or protect its interests and the interests of the Holders of the Senior Collateralized Notes in the Collateral (including suits or proceedings to restrain the enforcement of or compliance with any legislative or other governmental enactment, rule or order that may be unconstitutional or otherwise invalid if the enforcement of, or compliance with, such enactment, rule or order would impair the Note Liens or be prejudicial to the interests of the Holders of the Senior Collateralized Notes).

Section 11.7 Purchaser Protected.

   In no event shall any purchaser in good faith or other transferee of any property purported to be released hereunder or under the Collateral Documents be bound to ascertain the authority of the Trustee to authorize the release or to inquire as to the satisfaction of any conditions required by the provisions hereof for the exercise of such authority or to see to the application of any consideration given by such purchaser or other transferee; nor shall any purchaser or other transferee of any property or rights permitted to be sold hereunder and the Collateral Documents, be under obligation to ascertain or inquire into the authority of the Company, to make any such sale or other transfer.

Section 11.8 Powers Exercisable by Receiver or Trustee.

   In case the Collateral shall, be in the possession of a receiver or trustee, lawfully appointed, the powers conferred in this Article XI upon the Company and its Affiliates, with respect to the release, sale or other disposition of such property may be exercised by such receiver or trustee, and an instrument signed by such receiver or trustee shall be deemed the equivalent of any similar instrument of the Company and its Affiliates, or of any officer or officers thereof required by the provisions of this Article XI.

Section 11.9 Release upon Termination of Company's Obligations.

   In the event that the Company delivers an Officers' Certificate and Opinion of Counsel certifying that its obligations under this Indenture have been satisfied and discharged by complying with the provisions of Article VIII, the Trustee shall (i) authorize the Company or its Affiliates, as the case may be, to execute and deliver such releases, termination statements and other instruments (in recordable form, where appropriate) as the Company or its Affiliates may reasonably request to evidence the termination of the Note Liens created by the Collateral Documents and (ii) not be deemed to hold the Note Liens for its benefit and the benefit of the Holders of the Senior Collateralized Notes.

                                  ARTICLE XII.
                                 MISCELLANEOUS

Section 12.1 Trust Indenture Act Controls.

   If any provision of this Indenture limits, qualifies or conflicts with the duties imposed by TIA ss. 318(c), the imposed duties shall control.

Section 12.2 Notices.

   Any notice, instruction, direction, request or other communication by the Company, the Trustee or any other holder of Senior Debt to the others is duly given if in writing and delivered in person or mailed by first-class mail (registered or certified, return receipt requested), telex, telecopier or overnight air courier guaranteeing next day delivery, to the other's address:

   If to the Company:

      AMERICAN BUSINESS FINANCIAL SERVICES, INC.
      The Wanamaker Building
      100 Penn Square East
      Philadelphia, Pennsylvania 19004

      Attention: Anthony J. Santilli
                 Chairman, President and Chief Executive Officer
      Telecopier: (215)

   With a copy to:

      BLANK ROME LLP
      One Logan Square
      Philadelphia, Pennsylvania 19103-2599
      Attention: Jane K. Storero, Esquire
      Telecopier: (215) 569-5709

   If to the Trustee:


      U.S. BANK NATIONAL ASSOCIATION
      Mail Code EP-MN-WS3C
      60 Livingston Avenue
      St. Paul, Minnesota 55107
      Attention: Mr. Richard Prokosch, Corporate Finance
      Phone: (651) 495-3918
      Telecopier: (651) 495-8097

   If to a holder of Senior Debt, such address as such holder of Senior Debt shall have provided in writing to the Company and the Trustee.

   The Company, the Trustee or a holder of Senior Debt by notice to the Company and the Trustee may designate additional or different addresses for subsequent notices or communications.

   All notices and communications (other than those sent to Holders) shall be deemed to have been duly given: at the time delivered by hand, if personally delivered; five Business Days after being deposited in the mail, postage prepaid, if mailed; when answered back, if telexed; when receipt acknowledged, if telecopied; and the next Business Day after timely delivery to the courier, if sent by nationally recognized overnight air courier guaranteeing next day delivery.

   Any notice or communication to a Holder shall be mailed by first-class mail, certified or registered, return receipt requested, to his address shown on the register kept by the Registrar. Failure to mail a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders.

   If a notice or communication is mailed in the manner provided above within the time prescribed, it is duly given, whether or not the addressee receives it.

   If the Company mails a notice or communication to Holders, it shall mail a copy to the Trustee and each Agent at the same time.

Section 12.3 Communication by Holders with Other Holders.

   Holders may communicate pursuant to TIA ss. 312(b) with other Holders with respect to their rights under this Indenture or the Senior Collateralized Notes. The Trustee is subject to ss. 312(b). The Company, the Trustee, the Registrar and anyone else shall have the protection of TIA ss. 312(c).

Section 12.4 Certificate and Opinion as to Conditions Precedent.

   Upon any request or application by the Company to the Trustee to take any action under this Indenture, the Company shall furnish to the Trustee:

      (1) an Officers' Certificate in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.5) stating that, in the opinion of the signers, all conditions precedent and covenants, if any, provided for in this Indenture relating to the proposed action have been complied with; and

      (2) an Opinion of Counsel in form and substance reasonably satisfactory to the Trustee (which shall include the statements set forth in Section 12.5) stating that, in the opinion of such counsel, all such conditions precedent and covenants have been complied with.

Section 12.5 Statements Required in Certificate or Opinion.

   Each certificate or opinion with respect to compliance with a condition or covenant provided for in this Indenture (other than a certificate provided pursuant to TIA ss. 314(a)(4)) shall include:

      (1) a statement that the Person making such certificate or opinion has read such covenant or condition;

      (2) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based;

      (3) a statement that, in the opinion of such Person, he has made such examination or investigation as is necessary to enable him to express an informed opinion whether such covenant or condition has been complied with; and

      (4) a statement whether, in the opinion of such Person, such condition or covenant has been complied with.

Section 12.6 Rules by Trustee and Agents.

   The Trustee may make reasonable rules for action by or at a meeting of Holders. The Registrar or Paying Agent may make reasonable rules and set reasonable requirements for its functions.

Section 12.7 Legal Holidays.

   A "Legal Holiday" is a Saturday, a Sunday or a day on which banking institutions in the Commonwealth of Pennsylvania or the city of Wilmington, Delaware or at a place of payment are authorized or obligated by law, regulation or executive order to remain closed. If a payment date is a Legal Holiday at a place of payment, payment may be made at that place on the next succeeding day that is not a Legal Holiday, and no interest shall accrue for the intervening period.

Section 12.8 No Recourse Against Others.

   No director, officer, employee, agent, manager or stockholder of the Company as such, shall have any liability for any obligations of the Company under the Senior Collateralized Notes or this Indenture or for any claim based on, in respect of or by reason of such obligations or their creation. Each Holder by accepting a Senior Collateralized Note waives and releases all such liability.

Section 12.9 Duplicate Originals.

   The parties may sign any number of copies of this Indenture. One signed copy is enough to prove this Indenture.

Section 12.10 Governing Law.

   THE INTERNAL LAW OF THE STATE OF DELAWARE SHALL GOVERN THIS INDENTURE AND THE SECURITIES, WITHOUT REGARD TO THE CONFLICT OF LAWS PROVISIONS THEREOF.

Section 12.11 No Adverse Interpretation of Other Agreements.

   This Indenture may not be used to interpret another indenture, loan or debt agreement of the Company. Any such indenture, loan or debt agreement may not be used to interpret this Indenture.

Section 12.12 Successors.

   All agreements of the Company in this Indenture and the Senior
Collateralized Notes shall bind its successors. All agreements of the Trustee in this Indenture shall bind its successor.

Section 12.13 Severability.

   In case any provision in this Indenture or in the Senior Collateralized Notes shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 12.14 Counterpart Originals.

   The parties may sign any number of copies of this Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.

Section 12.15 Table of Contents, Headings, etc.

   The Table of Contents, Cross-Reference Table and Headings of the Articles and Sections of this Indenture have been inserted for convenience of reference only, are not to be considered a part hereof and shall in no way modify or restrict any of the terms or provisions thereof.

Section 12.16 Time.

   All time references used herein shall mean the time in effect in Philadelphia Pennsylvania, USA.

                            {SIGNATURE PAGE FOLLOWS}

                                   SIGNATURES


   IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed and their respective corporate seals to be hereunto affixed and attested, as of the day and year first written above.


                               AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                     (SEAL)    By:
                               _________________________________________________


                               Name: ___________________________________________


                               Title: __________________________________________



Attest:


                               U.S. BANK NATIONAL ASSOCIATION, as Trustee


                               By:
                               _________________________________________________


                               Name: __________________________________________


                               Title: _________________________________________







                         {SIGNATURE PAGE TO INDENTURE}

                                                                      EXHIBIT B



                   AMERICAN BUSINESS FINANCIAL SERVICES, INC.

                          CERTIFICATE OF DESIGNATION,
                           PREFERENCES AND RIGHTS OF
                      SERIES A CONVERTIBLE PREFERRED STOCK

              _____________________________________________________


                         Pursuant to Section 151 of the
                General Corporation Law of the State of Delaware

              _____________________________________________________


   American Business Financial Services, Inc. (the "Corporation"), certifies that pursuant to the authority contained in its Amended and Restated Certificate of Incorporation, and in accordance with the provisions of Section 151 of the General Corporation Law of the State of Delaware, its Board of Directors has adopted the following resolution creating a series of the Preferred Stock, $0.001 par value, designated as Series A Convertible Preferred Stock:

   RESOLVED, that a series of the class of Preferred Stock, $0.001 par value, of the Corporation be hereby created, and that the designation and amount thereof and the voting powers, preferences, and relative, participating, optional and other special rights of the shares of such series, and the qualifications, limitations or restrictions thereof are as follows:

   1. Designation and Amount. The shares of such series shall be designated "Series A Convertible Preferred Stock" (herein referred to as "Series A Preferred Stock"), having a par value per share equal to $0.001, and the number of shares constituting such series shall be 200,000,000. The balance of the shares of Preferred Stock, if any, may be divided into such number of series as the Board of Directors may determine with such rights, preferences, privileges and restrictions as the Board of Directors may determine in connection therewith.

   2. Liquidation Rights.

        (a) In the event of any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary, the holders of each share of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation legally available for distribution to its stockholders, whether from capital, surplus or earnings, before any payment or setting apart for payment of any amount shall be made in respect of the Corporation's Common Stock and any other class of capital stock of the Corporation created after the Series A Preferred Stock ranking junior to the Series A Preferred Stock as to liquidation rights, in amount equal to $1.00 per share (the "Original Liquidation Value") (subject to adjustment upon the occurrence of a stock split, combination, reclassification or other similar event of the Series A Preferred Stock) plus an amount per share equal to accrued but unpaid dividends (the "Series A Preference Amount"). Holders of Series A Preferred Stock will be entitled to written notice of any event triggering the right to receive the Series A Preference Amount.

        (b) If upon any liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount of the Series A Preference Amount, then such holders shall share ratably in any distribution of assets in proportion to the respective amounts which would be payable on the shares held by them if all amounts payable with respect to such shares were paid in full.

        (c) After payment of the full amount of the Series A Preference Amount, the holders of Series A Preferred Stock, will have no right or claim to any of the Corporation's remaining assets.

        (d) In the event the Corporation shall propose to take any action regarding the liquidation, dissolution or winding up of the Corporation which will involve the distribution of assets other than cash, the value of the assets to be distributed to the holders of shares of the Series A Preferred Stock shall be determined by the consent or vote of the Board of Director in its sole discretion, and such determination shall be binding upon the holders of the Series A Preferred Stock.

   3. Dividends.

        (a) Dividends on outstanding shares of Series A Preferred Stock shall accrue at an annual rate equal to ten percent (10%) of the Original Liquidation Value. Such dividends shall be paid by the Corporation quarterly two weeks following the end of each calendar quarter but may be extended by the Corporation to a date not later than 90 days after the end of each calendar quarter, out of any assets at the time legally available therefore, and shall be payable before any dividends are declared or paid on shares of Common Stock or any other class of capital stock of the Corporation created after the Series A Preferred Stock ranking junior to the Series A Preferred Stock in terms of rights to receive dividends. Accrued dividends shall be payable to holders of record as they appear in the Corporation's stock records at the close of business on the last day of each calendar quarter (a "Record Date").

        (b) No dividends on shares of Series A Preferred Stock will be paid or set apart for payment by the Corporation so long as the terms and provisions of any agreement that the Corporation is party to, including any agreement relating to the Corporation's indebtedness, prohibits such declaration, payment or setting apart for payment or provides that such declaration, payment or setting apart for payment would constitute a breach thereof or a default thereunder, or if such declaration or payment shall be restricted by agreement or law, would be unlawful, or would cause the Corporation to become insolvent as contemplated by the Delaware corporate law.

        Notwithstanding the foregoing, dividends on the Series A Preferred Stock will accrue whether or not the Corporation has earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared. Dividends on the Series A preferred stock shall be payable only to the extent permitted by Delaware law. Accrued but unpaid dividends on the Series A Preferred Stock will not bear interest and holders of the shares of Series A Preferred Stock will not be entitled to any distributions in excess of full accrued distributions described above.

        (c) Except as set forth in the next sentence, no dividends will be declared or paid or set apart for payment on any capital stock of the Corporation or any other series of preferred stock ranking, as to dividends, on a parity with or junior to the Series A Preferred Stock (other than a dividend in shares of the Corporation's common stock or in shares of any other class of stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) for any period unless all accrued dividends have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for such payment on the Series A Preferred Stock for all past dividend periods and the then current dividend period. When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) upon the Series A Preferred Stock and the shares of any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock, all dividends paid upon the Series A Preferred Stock and any other series of preferred stock ranking on a parity as to dividends with the Series A Preferred Stock will be paid pro rata so that the amount of dividends paid per share of Series A Preferred Stock and such other series of preferred stock will in all cases bear to each other the same ratio that accrued dividends per share on the Series A Preferred Stock and such other series of Preferred Stock (which will not include any accrual in respect of unpaid dividends for prior dividend periods if such preferred stock does not have a cumulative dividend) bear to each other.

        (d) Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series A Preferred Stock have been or contemporaneously are paid or a sum sufficient for the payment thereof is set apart for payment for all past dividend periods and the then current dividend period, no dividends (other than in shares of common stock or other shares of capital stock ranking junior to the Series A Preferred Stock as to dividends and upon liquidation) will be paid or set aside for payment nor will any other distribution made upon the common stock or any other capital stock of the Corporation, ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, nor will any shares of common stock, or any other shares of capital stock of the Corporation's ranking junior to or on a parity with the Series A Preferred Stock as to dividends or upon liquidation, be redeemed, purchased or otherwise acquired for any consideration (or any monies be paid to or made available for a sinking fund for the redemption of any such shares) by the Corporation. Any dividend payment made on shares of the Series A Preferred Stock will first be credited against the earliest accrued but unpaid dividend due with respect to such shares which remains payable.

   4. Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (collectively, "Conversion Rights"):

        (a) Each share of Series A Preferred Stock shall be convertible, without payment of any additional consideration by the holder thereof and at the option of such holder, at any time after the two year anniversary of the date of issuance of such share (or, at any time after the one year anniversary of the date of issuance of such share if the dividends referred to in Section 3 hereof are not paid), at the office of the Corporation or any transfer agent for such share, into the number of fully paid and nonassessable shares of Common Stock as determined by dividing (A) (i) an amount equal to $1.00 (if the conversion date is prior to the second anniversary of the issuance date and the Series A Preferred Stock has become convertible due to a failure to pay dividends), an amount equal to $1.20 plus accrued but unpaid dividends (if the conversion is prior to the third (3rd) anniversary of the issuance date, but after the first anniversary of the issuance date if the Series A Preferred Stock has become convertible due to a failure to pay dividends) or an amount equal to $1.30 per share plus accrued but unpaid dividends (if the conversion is on or after the third (3rd) anniversary of the issuance date) by (B) the Market Price of a share of Common Stock on the Conversion Date, which shall in no event be less than $5.00 per share (the "Conversion Price") (such quotient, the "Conversion Rate"), determined as hereinafter provided. The Conversion Date shall be the date of receipt of notice by the Corporation or its transfer agent as described in subsection (c) hereof. Upon conversion, any accrued but unpaid dividends shall (unless paid in cash by the Corporation at the time of conversion) be converted into shares of Common Stock at the then applicable conversion ratio.

        (b) Market Price. The Market Price of a share of the Common Stock shall be determined as follows: (i) if the Common Stock is traded on a securities exchange or the over-the-counter market, the average closing price of the Common Stock for the ten (10) trading days prior to the Conversion Date; or (ii) if the Common Stock is not traded on an exchange or the over-the-counter market, the fair market value of a share of Common Stock as determined by the consent or vote of the Board of Directors in its sole discretion, which determination shall be binding upon the holders of the Series A Preferred Stock.

        (c) Mechanics of Conversion. If a holder of shares of Series A Preferred Stock desires to exercise the optional conversion right pursuant to subsection 4(a) above, such holder shall give written notice to the Corporation of such holder's election to convert a stated number of shares of Series A Preferred Stock into shares of Common Stock, at the Conversion Rate then in effect, which notice shall be accompanied by the certificate or certificates representing such shares of Series A Preferred Stock which shall be converted into Common Stock. The notice shall also contain a statement of the name or names in which the certificate or certificates for Common Stock shall be issued. Promptly after receiving the aforesaid notice and certificate or certificates representing the Series A Preferred Stock surrendered for conversion, but in no event later than five (5) business days thereafter, the Corporation shall issue and deliver to such holder of Series A Preferred Stock or to such holder's nominee or nominees, a certificate or certificates for the number of shares of Common Stock issuable upon conversion of such Series A Preferred Stock, and the certificates representing shares of Series A Preferred Stock surrendered for conversion shall be canceled by the Corporation. If the number of shares represented by the certificate or certificates surrendered for conversion shall exceed the number of shares to be converted, the Corporation shall issue and deliver to the person entitled thereto a certificate representing the balance of any unconverted shares.

        (d) No Fractional Shares. Notwithstanding anything herein to the contrary, no fractional shares shall be issued to any holder of Series A Preferred Stock on conversion of such holder's Series A Preferred Stock. With respect to any fraction of a share of Common Stock called for upon any conversion after completion of the calculation of the aggregate number of shares of Common Stock to be issued to such holder, the Corporation shall pay to such holder an amount in cash equal to any fractional share to which such holder would be entitled, multiplied by the Market Price of a share of Common Stock pursuant to section 4(b) hereof.

        (e) Stock to be Reserved. The Corporation will at all times reserve and keep available out of its authorized Common Stock, solely for the purpose of issuance upon the conversion of Series A Preferred Stock as herein provided, such number of shares of Common Stock as shall then be issuable upon the conversion of all outstanding shares of Series A Preferred Stock (assuming any accrued and unpaid dividends are paid in cash). All shares of Common Stock which shall be so issued shall be duly and validly issued and fully paid and nonassessable and free from all taxes, liens and charges with respect to the issue thereof, and, without limiting the generality of the foregoing, the Corporation will from time to time take all such action as may be required to assure that the par value per share of the Common Stock is at all times equal to or less than the Conversion Price in effect at the time. The Corporation will take all such action as may be necessary to assure that all such shares of Common Stock may be so issued without violation of any applicable law or regulation, or of any requirement of any national securities exchange upon which the Common Stock may be listed.

        (f) No Reissuance of Series A Preferred Stock. Shares of Series A Preferred Stock which are converted into shares of Common Stock as provided herein shall not be reissued.

        (g) Issue Tax. The issuance of certificates for shares of Common Stock upon conversion of Series A Preferred Stock shall be made without charge to the holders thereof for any issuance tax in respect thereof, provided that the Corporation shall not be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of any certificate in a name other than that of the holder of the Series A Preferred Stock which is being converted.

        (h) Closing of Books. The Corporation will at no time close its transfer books against the transfer of any shares of Series A Preferred Stock or of any shares of Common Stock issued or issuable upon the conversion of any shares of Series A Preferred Stock in any manner which interferes with the timely conversion of such Series A Preferred Stock, except as may otherwise be required to comply with applicable securities laws.

   5. Redemption; Call.

        (a) At any time after the second anniversary of the date of issuance, subject to Section 5(b) below, upon the delivery of 30 days' prior written notice, the Corporation shall have the right to repurchase, out of any assets of the Corporation which are by law available therefor, all or a portion of the shares of Series A Preferred Stock then outstanding, by delivering a written notice to the holders of Series A Preferred Stock (the "Redemption Notice"). The purchase price for each share to be redeemed shall be equal to the Series A Preference Amount (the "Series A Redemption Price"). No failure to give such notice or any defect therein or in the mailing thereof will affect the validity of the proceedings for the redemption of any shares of Series A Preferred Stock except as to the holder to whom notice was defective or not given. Each notice shall state: (i) the redemption date; (ii) the redemption price; (iii) the number of shares of Series A Preferred Stock to be redeemed; (iv) the place or places where shares of the Series A Preferred Stock are to be surrendered for payment of the redemption price; and (v) that dividends on the shares to be redeemed will cease to accrue on such redemption date. If less than all of the shares of Series A Preferred Stock held by any holder is to be redeemed, the notice mailed to such holder will also specify the number of shares of Series A Preferred Stock held by such holder to be redeemed.

        (b) Immediately prior to any redemption of shares of Series A Preferred Stock, the Corporation will pay, in cash, any accrued and unpaid dividends through the redemption date, unless a redemption date falls after a Record Date and prior to the corresponding payment date, in which case each holder of shares of Series A Preferred Stock at the close of business on such Record Date will be entitled to the dividend payable on such shares on the corresponding payment date notwithstanding the redemption of such shares before such payment date.

        (c) Within one hundred twenty (120) days after timely delivery of the Redemption Notice, the Corporation shall purchase, and the holders of the Series A Preferred Stock shall sell, all or a portion of the shares of Series A Preferred Stock. Such purchase of the shares of Series A Preferred Stock shall take place at times and places mutually agreeable to the Corporation and the holders of a majority of the shares of Series A Preferred Stock being redeemed (the "Redemption Closing").

        (d) At the Redemption Closing, the holders of Series A Preferred Stock shall deliver to the Corporation certificates representing the shares of Series A Preferred Stock to be sold to the Corporation; and the Corporation shall deliver to each such holder the Series A Redemption Price for each share of Series A Preferred Stock to be sold to the Corporation (by cashier's or certified check or by wire transfer of immediately available funds to an account designated by such holder) at the Redemption Closing, together with a new certificate or certificates for the number of shares of Series A Preferred Stock represented by the certificate or certificates surrendered which are not to be redeemed at such Redemption Closing.

        (e) All notices and other communications provided for in Section 5 shall be dated and in writing and shall be deemed to have been duly given
     (i) on the date of delivery, if delivered personally, or by telecopier, upon transmission and electronic confirmation of receipt or (if transmitted and received on a non-business day) on the first business day following transmission and electronic confirmation of receipt, (ii) on the first business day following deposit with a recognized overnight courier service, or (iii) seven (7) days after mailing, if sent by registered or certified mail, return receipt requested, postage prepaid, in each case, to the party to whom it is directed. If the notice is being delivered to a holder of Series A Preferred Stock, it shall be sent to the address or telecopier number for such holder as shown on the Corporation's books and records.

   6. Voting Rights. Except as otherwise required by law or the Amended and Restated Certificate of Incorporation, holders of Series A Preferred Stock shall not be entitled to vote on any matters submitted to a vote of the stockholders of the Corporation.

   7. Relative Rights. The shares of Series A Preferred Stock shall not have any powers, designations, preferences, or relative, participating, optional or other rights or qualifications, limitations or restrictions except as set forth herein.

   8. Notices. Except as expressly provided hereunder, all notices and other communications to be given or delivered by reason of the provisions of this Certificate of Designation shall be in writing and shall be deemed to have been given when delivered personally to the recipient, sent to the recipient by reputable overnight courier service (charges prepaid), mailed to the recipient by certified or registered mail, return receipt requested and postage prepaid, a transmittal via facsimile, an electronic mail (with request for immediate confirmation of receipt in a manner customary for communications of such type and with physical delivery of the communication being made by one of the other means specified in this Section 8 as promptly practicable thereafter). Such notices and other communications shall be addressed (1) in the case of a holder of the Series A Preferred Stock, to his or its address as is designated in writing from time to time by such holder, and (2) in the case of the Corporation, to its principal corporate or principal operating officer.

   IN WITNESS WHEREOF, the Corporation has caused the foregoing certificate to be signed on _____________, 2003.




                               AMERICAN BUSINESS FINANCIAL SERVICES, INC.




                               By:______________________________________________

                               Name:
                               Title:

===============================================================================






                                  $200,000,000


                   AMERICAM BUSINESS FINANCIAL SERVICES INC.
                                   [graphic]




                      ___________________________________


                               Offer to Exchange

                      ___________________________________


               UP TO $100,000,000 IN AGGREGATE PRINCIPAL AMOUNT OF
                    SENIOR COLLATERALIZED SUBORDINATED NOTES

                                     AND/OR

                       UP TO 200,000,000 SHARES OF 10.0%
                    SERIES A CONVERTIBLE PREFERRED STOCK FOR
                   UP TO $200,000,000 IN AGGREGATE PRINCIPAL
                        AMOUNT OF INVESTMENT NOTES ISSUED
                             PRIOR TO APRIL 1, 2003


                                December 1, 2003


   In order to tender, a holder must send or deliver a properly completed and signed letter of transmittal and any other required documents to the exchange agent at one of the addresses set forth below.

   The exchange agent for this exchange offer is:
     American Business Financial Services, Inc.


   For hand delivery, registered mail or overnight courier:

     American Business Financial Services, Inc.
     Attn: Exchange Agent
     The Wanamaker Building
     100 Penn Square East
     Philadelphia, PA 19107

   For regular mail:

     American Business Financial Services, Inc.
     Attn: Exchange Agent
     P.O. Box 11716
     Philadelphia, PA 19101-9928
     Telephone: 1-800-597-7004

===============================================================================